









UNLOCKING OPPORTUNITY FOR

GOOD GROWTH

ORDER TAKING IN PROCESS
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SIDES & EXTRAS
25
Yum!
1997 | 2022
Kentucky Fried Chicken
pizzahut.me
KFC
Pizza Hut
TACO BELL
Habit
BURGER GRILL

YUM! BRANDS 2022 ANNUAL REPORT

FINANCIAL HIGHLIGHTS

(In millions, except for per share amounts)

Year-end	2022	2021	% B/(W) change
Company sales	$ 2,072	$ 2,106	(2)
Franchise and property revenues	3,096	2,900	7
Franchise contributions for advertising and other services	1,674	1,578	6
Total revenues	$ 6,842	$ 6,584	4
Operating Profit	$ 2,187	$ 2,139	2
Net Income	$ 1,325	$ 1,575	(16)
Reported Diluted Earnings Per Common Share	$ 4.57	$ 5.21	(12)
Special Items Diluted Earnings Per Common Share [a]	.06	.75	NM
Diluted Earnings Per Common Share before Special Items [a]	$ 4.51	$ 4.46	1
Net Cash Provided by Operating Activities	$ 1,427	$ 1,706	(16)

(a) See our 2022 Form 10-K for further discussion of Special Items.

ABOUT THE PAPER USED FOR THIS REPORT

 

The inks used in the printing of this report contain an average of 25% - 35% vegetable oils from plant derivatives, a renewable resource. They replace petroleum based inks as an effort to also reduce volatile organic compounds (VOCs).

The cover and all pages of this report were printed using FSC® certified paper made from responsible sources.



investors.yum.com/annualreport

UNLOCKING OPPORTUNITY FOR GOOD GROWTH!



David Gibbs,
Chief Executive Officer
Yum! Brands, Inc.

Dear fellow stakeholders:

At Yum! Brands, we have a bold vision for building the world's most loved, trusted and fastest growing restaurant brands through our **Recipe for Good Growth**. As the world's largest restaurant company, our diversified global system includes approximately 1,500 franchisees operating more than 55,000 restaurants in over 155 countries and territories. Our iconic KFC, Taco Bell, Pizza Hut and The Habit Burger Grill brands delight millions of customers daily with our craveable food and memorable experiences. We and our franchisees are proud of the meaningful career opportunities we provide to unlock opportunity for team members and for the communities we serve.

In 2022, we celebrated our 25th anniversary as a public company. Since 1997, Yum! has delivered total shareholder returns of 14% annually, approximately double the S&P return, reflecting our continued focus on delivering outsized value for our shareholders. These impressive results are a testament to our resilient, diversified business and the strength of our four distinctive brands. While our first 25 years were remarkable, we are even more confident in our next chapter of growth.

Yum!'s **Recipe for Good Growth** is grounded in the idea that our growth and brand relevance will only endure if our brands are inclusive, sustainable and reflective of evolving employee, franchisee and stakeholder needs. We're focused on **Good** priorities that influence long-term **Growth** and **Growth** priorities that enable us to expand the **Good** we're able to accomplish.

Our **Good** priorities involve social responsibility, risk management and sustainable stewardship of our People, Food and Planet. These priorities are at the center of how we're building a resilient growth business. As a result, we're including environmental, social and governance (ESG) priorities into our business strategy and adopting responsible practices that align with our purpose, vision and values.

People: We Unlock Opportunity
Championing equity; inclusion and belonging; education and skills; and entrepreneurship.

Food: We Serve Food People Trust
Going above and beyond when it comes to food safety and offering balanced choices.

Planet: We Grow Sustainably
Minimizing our environmental impact by reducing carbon emissions, plastic waste and land use.

Our Growth priorities form our framework for building sustainable, long-term results. Outlined below, these priorities drive higher same-store sales and net-new unit growth and serve as our guiding principles across business decisions.

Unrivaled Culture & Talent
Leveraging our people-first culture to fuel brand performance and franchisee success.

Bold Restaurant Development
Driving market and franchise unit expansion with strong economics.

Unmatched Operating Capability
Recruiting and equipping the best restaurant operators in the world to deliver great customer experiences.

Relevant, Easy & Distinctive Brands
Innovating and elevating iconic restaurant brands that people trust and champion.

In the spirit of these priorities, we have made strategic investments to gain cutting-edge capabilities involving consumer insights, leadership development, digital commerce, artificial intelligence (AI) and data analytics, which will help sustain our global growth momentum.

Highlights from 2022: During the past year, the advantages of our business model and the commitment of our world-class franchisees have shone brighter than ever. We achieved record-breaking industry development, opening 4,560 restaurants in over 110 countries, resulting in 3,076 net-new units, beating our industry record set the previous year. We reached a new high of $24 billion in digital sales – doubling our digital business since 2019 – demonstrating the power of our digital ecosystem and capabilities of our brands to meet changing consumer needs around the world. Our investments in digital and technology, powered by Yum!'s global scale, are enabling Easy Experiences for customers, Easy Operations in our restaurants and Easy Insights to accelerate profitable growth for franchisees and Yum!.

We also made strong progress around our three **Good** priorities. On **People**, we are proud that women fill 42% of our senior leadership positions globally. Our commitment is to achieve gender parity in leadership globally by 2030 in alignment with Paradigm for Parity®. In addition, we have awarded more than $50 million in funding to over 30 social impact programs across 11 countries through Yum!'s global Unlocking Opportunity Initiative, which is our commitment to tackle inequality through equity and inclusion, education and entrepreneurship for employees, front-line restaurant teams and communities around the world. On **Food**, we continue to simplify ingredients in our menu items and are on track to remove artificial colors and flavors from core food ingredients globally by 2025. And on **Planet**, all brands continue making progress toward our goal of 100% of our consumer-facing packaging being reusable, recyclable or compostable. In addition, with our science-based targets to reduce greenhouse gas emissions by 46% by 2030, we decreased emissions against our 2019 baseline by approximately 24% for company-owned buildings and restaurants, while our franchisees decreased emissions by 20%.

To bring these accomplishments to life, let me share specific highlights from each of our brands:

KFC is "Always Original." KFC's global growth engine was unstoppable this past year, expanding its footprint to over 27,000 restaurants by opening nearly 2,500 new units around the globe. Development was widespread with new units opened in over 100 markets, including significant openings in India, Thailand, Turkey and China. KFC is committed to providing customers with an easy and convenient digital experience and has rapidly grown its omnichannel business. Many of our markets are also taking industry-leading positions and making strategic investments to progress and advance our **Good** agenda. For example, KFC U.K. is in a multi-year partnership with the University of Liverpool to create and build KFC's first net-zero carbon restaurant.

Taco Bell is truly a **Category of One for Everyone**, believing every person deserves the right to Live Más. In 2022 Taco Bell had a banner year in creating iconic moments within culture, including the return of the fan-favorite Mexican Pizza. Taco Bell's digital business keeps growing, reporting 40% growth year over year. The brand also leads the industry in exciting asset innovation such as the first-of-its-kind Defy restaurant featuring a two-story design with a proprietary vertical lift to transport iconic menu items straight from the kitchen to fans. Additionally, the international business hit a significant development milestone as it reached 1,000 units globally. Plus, through the Taco Bell Foundation, the brand awarded $8 million in Live Más Scholarships in 2022, with more than $2 million supporting Taco Bell team members in the U.S.

Pizza Hut is focused on ensuring it delivers the joy of pizza through a **Hot, Fast and Reliable** experience for every customer, a commitment upon which the brand executed by expanding its digital ordering and off-premises channels. Pizza Hut is fully embracing technology on both sides of the counter by developing market-leading partnerships with aggregators around the world and by rolling out Dragontail's AI platform to over 2,500 restaurants across nearly 30 countries. Pizza Hut had an outstanding year of unit growth, opening nearly 1,600 new units. The brand is committed to the pillars of Yum!'s **Good** agenda as evidenced by efforts that include removing 100% of consumer-facing plastic packaging in Taiwan and India, as well as investing in initiatives to ensure "An Equal Slice for Everyone" such as vocational training centers in Sri Lanka for marginalized youth.

The Habit Burger Grill is the **Spirit of Santa Barbara**, blending unbeatable hospitality with uncompromising quality. In 2022, The Habit's mix of digital sales reached 35%, a new high. The Habit ended the year with 18% of stores owned by franchisees, up five percentage points from the previous year. Plus, The Habit demonstrated its ability to deliver hand-crafted meals at scale with $2 million in AUVs. In addition, The Habit made significant strides in reducing its use of plastic, a move that will eliminate 288,000 pounds of plastic each year moving forward.

In closing, we wrapped 2022 and Yum!'s 25th anniversary with outstanding results. As we enter 2023, we are energized about accelerating our global growth to deliver industry-leading performance, which will help maximize value to our shareholders. Thank you to our shareholders, customers and Yum! family for your continued support.



David Gibbs, CEO


 
 

April 7, 2023

Dear Fellow Shareholders:

On behalf of your Board of Directors, we are pleased to invite you to attend the 2023 Annual Meeting of Shareholders of YUM! Brands, Inc. The Annual Meeting will be held Thursday, May 18, 2023, at 9:00 a.m., central time, in the YUM! Brands Center of Restaurant Excellence at 7100 Corporate Drive in Plano, Texas.

We intend to hold our annual meeting in person. However, we continue to monitor the situation regarding COVID-19 closely, taking into account guidance from the Centers for Disease Control and Prevention and the World Health Organization. The health and well-being of our various stakeholders is our top priority. Accordingly, we are planning for the possibility that the annual meeting may be required to be postponed or held solely by webcast in the event we or governmental officials determine that it is not advisable to hold an in-person meeting. In the event the annual meeting is postponed or held solely by webcast, we will announce that fact as promptly as practicable, and details on how to participate will be issued by press release, posted on the Investor Relations section of our website and filed with the U.S. Securities and Exchange Commission as additional proxy material.

YUM! Brands, Inc,
1441 Gardiner Lane
Louisville Kentucky 40213

Once again, we encourage you to take advantage of the Securities and Exchange Commission rule allowing companies to furnish proxy materials to their shareholders over the Internet. We believe that this e-proxy process expedites shareholders' receipt of proxy materials, lowers the costs of delivery and helps reduce environmental impact.

Your vote is important. We encourage you to vote promptly whether or not you plan to attend the meeting. You may vote your shares over the Internet or via a toll-free telephone number. If you received a paper copy of the proxy card by mail, you may sign, date and mail the proxy card in the envelope provided. Instructions regarding the three methods of voting prior to the meeting are contained on the notice or proxy card.

If you plan to attend the meeting in person, please bring your notice, admission ticket from your proxy card or proof of your ownership of YUM common stock as of March 20, 2023, as well as valid picture identification. Whether or not you plan to attend, we encourage you to consider the matters presented in the proxy statement and vote as soon as possible.

Sincerely,



David Gibbs
Chief Executive Officer

Proxy Statement

Important Notice Regarding the Availability of Proxy Materials for the Shareholders Meeting to Be Held on May 18, 2023—this notice and the proxy statement are available at https://investors.yum.com/governance/governance-documents. The Annual Report on Form 10-K is available at https://investors.yum.com/financial-information/annual-reports/.

YUM! Brands, Inc.
1441 Gardiner Lane
Louisville, Kentucky 40213

Notice of Annual Meeting of Shareholders

Thursday, May 18, 2023 9:00 a.m.

YUM! Brands Center of Restaurant Excellence, 7100 Corporate Drive, Plano, Texas 75024.

Items of Business:

(1)   To elect ten (10) directors to serve until the 2024 Annual Meeting of Shareholders and until their respective successors are duly elected and qualified.

(2)   To ratify the selection of KPMG LLP as our independent auditors for the fiscal year ending December 31, 2023.

(3)   To consider and hold an advisory vote on executive compensation.

(4)   To consider and hold an advisory vote on the frequency of votes on executive compensation.

(5)   To consider and vote on five (5) shareholder proposals, if properly presented at the meeting.

(6)   To transact such other business as may properly come before the meeting.

Who Can Vote?:

You can vote if you were a shareholder of record as of the close of business on March 20, 2023.

Annual Report:

A copy of our 2022 Annual Report on Form 10-K is included with this proxy statement.

Website:

You may also read the Company's Annual Report and this Notice and proxy statement on our website at *https:// investors.yum.com/financial-information/annual-reports/.*

Date of Mailing:

This Notice, the proxy statement and the form of proxy are first being mailed to shareholders on or about April 7, 2023.

By Order of the Board of Directors



Scott A. Catlett
Chief Legal & Franchise Officer & Corporate Secretary

Your Vote is Important

Under securities exchange rules, brokers cannot vote on your behalf for the election of directors or on executive compensation related matters without your instructions. Whether or not you plan to attend the Annual Meeting, please provide your proxy by following the instructions on your Notice or proxy card. On or about April 7, 2023, we mailed to our shareholders a Notice containing instructions on how to access the proxy statement and our Annual Report and vote online.

If you received a Notice by mail, you will not receive a printed copy of the proxy materials in the mail unless you request a copy. Instead, you should follow the instructions included in the Notice on how to access and review the proxy statement and Annual Report. The Notice also instructs you on how you may submit your vote by proxy over the Internet.

If you received the proxy statement and Annual Report in the mail, please submit your proxy by marking, dating and signing the proxy card included and returning it promptly in the envelope enclosed. If you are able to attend the Annual Meeting and wish to vote your shares personally, you may do so at any time before the proxy is exercised.

Table of Contents

Proxy Statement

YUM! Brands, Inc.
1441 Gardiner Lane
Louisville, Kentucky 40213

PROXY STATEMENT

For Annual Meeting of Shareholders To Be Held On

May 18, 2023

The Board of Directors (the "Board of Directors" or the "Board") of YUM! Brands, Inc., a North Carolina corporation ("YUM" or the "Company"), solicits the enclosed proxy for use at the Annual Meeting of Shareholders of the Company to be held at 9:00 a.m. (Central Time), on Thursday, May 18, 2023, at the YUM! Brands Center of Restaurant Excellence at 7100 Corporate Drive in Plano, Texas.

We intend to hold our annual meeting in person. However, we continue to monitor the situation regarding COVID-19 closely, taking into account guidance from the Centers for Disease Control and Prevention and the World Health Organization. The health and well-being of our various stakeholders is our top priority. Accordingly, we are planning for the possibility that the annual meeting may be required to be postponed or held solely by webcast in the event we or governmental officials determine that it is not advisable to hold an in-person meeting. In the event the annual meeting is postponed or held solely by webcast, we will announce that fact as promptly as practicable, and details on how to participate will be issued by press release, posted on the Investor Relations section of our website and filed with the U.S. Securities and Exchange Commission as additional proxy material.

This proxy statement contains information about the matters to be voted on at the Annual Meeting and the voting process, as well as information about our directors and most highly paid executive officers.

QUESTIONS AND ANSWERS ABOUT THE MEETING AND VOTING

What is the purpose of the Annual Meeting?

At our Annual Meeting, shareholders will vote on several important Company matters. In addition, our management will report on the Company's performance over the last fiscal year and, following the meeting, respond to questions from shareholders.

Why am I receiving these materials?

The Board has made these materials available to you over the internet or has delivered printed versions of these materials to you by mail, in connection with the Board's solicitation of proxies for use at the 2023 Annual Meeting of Shareholders (the "Annual Meeting"). The Annual Meeting is scheduled to be held on Thursday, May 18, 2023 at 9:00 a.m. Central Time, at 7100 Corporate Drive, Plano, Texas. This solicitation is for proxies for use at the Annual Meeting or at any reconvened meeting after an adjournment or postponement of the Annual Meeting.

Why did I receive a one-page Notice in the mail regarding the Internet availability of proxy materials this year instead of a full set of proxy materials?

As permitted by Securities and Exchange Commission ("SEC") rules, we are making this proxy statement and our Annual Report available to our shareholders electronically via the Internet. On or about April 7, 2023, we mailed to our shareholders a Notice containing instructions on how to access this proxy statement and our Annual Report and vote online. If you received a Notice by mail you will not receive a printed copy of the proxy materials in the mail unless you request a copy. The Notice instructs you on how to access and review all of the important information contained in the proxy statement and Annual Report. The Notice also instructs you on how you may submit your proxy over the Internet. If you received a Notice by mail and would like to receive a printed copy of our proxy materials, you should follow the instructions for requesting such materials contained on the Notice.

We encourage you to take advantage of the availability of the proxy materials on the Internet in order to help lower the costs of delivery and reduce the Company's environmental impact.

Who may attend the Annual Meeting?

The Annual Meeting is open to all shareholders of record as of close of business on March 20, 2023, or their duly appointed proxies.

What do I need to bring to attend the Annual Meeting In-Person?

You will need valid picture identification and either an admission ticket or proof of ownership of YUM's common stock to enter the Annual Meeting. If you are a registered owner, your Notice will be your admission ticket.

If you received the proxy statement and Annual Report by mail, you will find an admission ticket attached to the proxy card sent to you. If you plan to attend the Annual Meeting in person, please so indicate when you vote and bring the ticket with you to the Annual Meeting. If your shares are held in the name of a bank or broker, you will need to bring your legal proxy from your bank or broker and your admission ticket in order to vote at the meeting. If you do not bring your admission ticket, you will need proof of ownership to be admitted to the Annual Meeting. A recent brokerage statement or letter from a bank or broker is an example of proof of ownership. If you arrive at the Annual Meeting without an admission ticket, we will admit you only if we are able to verify that you are a YUM shareholder. Your admittance to the Annual Meeting will depend upon availability of seating. All shareholders will be required to present valid picture identification prior to admittance. IF YOU DO NOT HAVE VALID PICTURE IDENTIFICATION AND EITHER AN ADMISSION TICKET OR PROOF THAT YOU OWN YUM COMMON STOCK, YOU MAY NOT BE ADMITTED INTO THE ANNUAL MEETING.

Please note that cellular and smart phones/devices, computers, cameras, sound or video recording equipment, and other similar devices, large bags, briefcases and packages will not be allowed in the meeting room. Seating is limited and admission is on a first-come, first-served basis. Seating may be further limited if necessary to comply with applicable COVID-19 safety guidelines.

May shareholders ask questions?

Yes. Representatives of the Company will answer shareholders' questions of general interest following the Annual Meeting. In order to give a greater number of shareholders an opportunity to ask questions, individuals or groups will be allowed to ask only one question and no repetitive or follow-up questions will be permitted.

Questions will be answered as time allows.

Who may vote?

You may vote if you owned YUM common stock as of the close of business on the record date, March 20, 2023. Each share of YUM common stock is entitled to one vote. As of March 20, 2023, YUM had approximately 280 million shares of common stock outstanding.

What am I voting on?

You will be voting on the following nine(9) items of business at the Annual Meeting:

- The election of ten (10) directors to serve until the next Annual Meeting of Shareholders and until their respective successors are duly elected and qualified;
- The ratification of the selection of KPMG LLP as our independent auditors for the fiscal year ending December 31, 2023;
- An advisory vote on executive compensation;
- An advisory vote on the frequency of votes on executive compensation; and
- Five(5) shareholder proposals.

We will also consider other business that properly comes before the meeting.

How does the Board of Directors recommend that I vote?

Our Board of Directors recommends that you vote your shares:

- **FOR** each of the nominees named in this proxy statement for election to the Board;
- **FOR** the ratification of the selection of KPMG LLP as our independent auditors;
- **FOR** the proposal regarding an advisory vote on executive compensation;
- **ONE YEAR** as the frequency for holding of advisory votes on executive compensation; and
- **AGAINST** the shareholder proposals.

How do I vote before the Annual Meeting?

There are three ways to vote before the meeting:

- By Internet — If you have Internet access, we encourage you to vote on *www.proxyvote.com* by following instructions on the Notice or proxy card;
- By telephone — by making a toll-free telephone call from the U.S. or Canada to 1(800) 690-6903 (if you have any questions about how to vote over the phone, call 1(888) 298-6986); or
- By mail — If you received your proxy materials by mail, you can vote by completing, signing and returning the enclosed proxy card in the postage-paid envelope provided.

If you are a participant in the direct stock purchase and dividend reinvestment plan (ComputerShare CIP), as a registered shareholder, you will receive all proxy materials and may vote your shares according to the procedures outlined herein.

If you are a participant in the YUM! Brands 401(k) Plan ("401(k) Plan"), the trustee of the 401(k) Plan will only vote the shares for which it has received directions to vote from you.

Proxies submitted through the Internet or by telephone as described above must be received by 11:59 p.m., Eastern Time, on May 17, 2023. Proxies submitted by mail must be received prior to the meeting. Directions submitted by 401(k) Plan participants must be received by 12:00 p.m., Eastern Time, on May 16, 2023.

Proxy Statement

Also, if you hold your shares in the name of a bank or broker, your ability to vote by the Internet or telephone depends on their voting processes. Please follow the directions on your notice carefully. A number of brokerage firms and banks participate in a program provided through Broadridge Financial Solutions, Inc. ("Broadridge") that offers Internet and telephone voting options. If your shares are held in an account with a brokerage firm or bank participating in the Broadridge program, you may vote those shares through the Internet at Broadridge's voting website *(www.proxyvote.com)* or *telephonically by calling the telephone number shown on the voting instruction form received from your brokerage firm or bank.* Votes submitted through the Internet or by telephone through the Broadridge program must be received by 11:59 p.m., Eastern Time, on May 17, 2023.

Can I vote at the Annual Meeting?

Shares registered directly in your name as the shareholder of record may be voted in person at the Annual Meeting. Shares held through a broker or nominee may be voted in person only if you obtain a legal proxy from the broker or nominee that holds your shares giving you the right to vote the shares.

Even if you plan to attend the Annual Meeting, we encourage you to vote your shares by proxy. You may still vote your shares in person at the meeting even if you have previously voted by proxy.

Can I change my mind after I vote?

You may change your vote at any time before the polls close at the Annual Meeting. You may do this by:
- Signing another proxy card with a later date and returning it to us prior to the Annual Meeting;
- Voting again through the Internet or by telephone prior to 11:59 p.m., Eastern Time, on May 17, 2023;
- Giving written notice to the Corporate Secretary of the Company prior to the Annual Meeting; or
- Voting again at the Annual Meeting.

Your attendance at the Annual Meeting will not have the effect of revoking a proxy unless you notify our Corporate Secretary in writing before the polls close that you wish to revoke a previous proxy.

Who will count the votes?

Representatives of Computershare, Inc. will count the votes and will serve as the independent inspector of election.

What if I return my proxy card but do not provide voting instructions?

If you vote by proxy card, your shares will be voted as you instruct by the individuals named on the proxy card. If you sign and return a proxy card but do not specify how your shares are to be voted, the persons named as proxies on the proxy card will vote your shares in accordance with the recommendations of the Board. These recommendations are:
- **FOR** the election of the ten (10) nominees for director named in this proxy statement (Item 1);
- **FOR** the ratification of the selection of KPMG LLP as our independent auditors for the fiscal year 2023 (Item 2);
- **FOR** the proposal regarding an advisory vote on executive compensation (Item 3);
- **ONE YEAR** for the proposal regarding the frequency for holding of advisory votes on executive compensation (Item 4); and
- **AGAINST** the shareholder proposals (Items 5-9).

What does it mean if I receive more than one proxy card?

It means that you have multiple accounts with brokers and/or our transfer agent. Please vote all of these shares. We recommend that you contact your broker and/or our transfer agent to consolidate as many accounts as possible under the same name and address. Our transfer agent is Computershare, Inc., which may be reached at 1 (888) 439-4986 and internationally at 1 (781) 575-2879.

Will my shares be voted if I do not provide my proxy?

Your shares may be voted if they are held in the name of a brokerage firm, even if you do not provide the brokerage firm with voting instructions. Brokerage firms have the authority under the New York Stock Exchange rules to vote shares for which their customers do not provide voting instructions on certain "routine" matters.

The proposal to ratify the selection of KPMG LLP as our independent auditors for fiscal year 2023 is considered a routine matter for which brokerage firms may vote shares for which they have not received voting instructions. The other proposals to be voted on at our Annual Meeting are not considered "routine" under applicable rules. When a proposal is not a routine matter and the brokerage firm has not received voting instructions from the beneficial owner of the shares with respect to that proposal, the brokerage firm cannot vote the shares on that proposal. This is called a "broker non-vote."

How many votes must be present to hold the Annual Meeting?

Your shares are counted as present at the Annual Meeting if you attend the Annual Meeting in person or if you properly return a proxy by Internet, telephone or mail. In order for us to conduct our Annual Meeting, a majority of the outstanding shares of YUM common stock, as of March 20, 2023, must be present or represented by proxy at the Annual Meeting. This is referred to as a quorum. Abstentions and broker non-votes will be counted for purposes of establishing a quorum at the Annual Meeting.

How many votes are needed to elect directors?

You may vote "FOR" each nominee or "AGAINST" each nominee, or "ABSTAIN" from voting on one or more nominees. Unless you mark "AGAINST" or "ABSTAIN" with respect to a particular nominee or nominees, your proxy will be voted "FOR" each of the director nominees named in this proxy statement. In an uncontested election, a nominee will be elected as a director if the number of "FOR" votes exceeds the number of "AGAINST" votes. Abstentions will be counted as present but not voted. Abstentions and broker non-votes will not affect the outcome of the vote on directors. Full details of the Company's majority voting policy are set out in our Corporate Governance Principles at https://investors.yum.com/governance/ governance-documents/ and at page 19 under "What other significant Board practices does the Company have? — Majority Voting Policy."

How many votes are needed to approve the other proposals?

In order to be approved, the ratification of the selection of KPMG LLP as our independent auditor, the approval of the advisory vote on executive compensation and the approval of the shareholder proposals must receive the "FOR" vote of a majority of the shares, present in person or represented by proxy, and entitled to vote at the Annual Meeting. For each of these items, you may vote "FOR", "AGAINST" or "ABSTAIN." Abstentions will be counted as shares present and entitled to vote at the Annual Meeting. Accordingly, abstentions will have the same effect as a vote "AGAINST" the proposals. Broker non-votes will not be counted as shares present and entitled to vote with respect to the particular matter on which the broker has not voted. Thus, broker non-votes will not affect the outcome of any of these proposals. With respect to the advisory vote on the frequency of advisory votes on executive compensation, you may vote "ONE YEAR", "TWO YEARS" or "THREE YEARS", or you may abstain from voting. The frequency of the advisory vote on executive compensation receiving the greatest number of votes — "ONE YEAR", "TWO YEARS" OR "THREE YEARS" — will be considered the frequency recommended by shareholders. Abstentions and broker non-votes will therefore not affect the outcome of this proposal.

When will the Company announce the voting results?

The Company will announce the voting results of the Annual Meeting on a Current Report on Form 8-K filed within four business days of the Annual Meeting.

Proxy Statement

What if other matters are presented for consideration at the Annual Meeting?

The Company knows of no other matters to be submitted to the shareholders at the Annual Meeting, other than the proposals referred to in this Proxy Statement. If any other matters properly come before the shareholders at the Annual Meeting, it is the intention of the persons named on the proxy to vote the shares represented thereby on such matters in accordance with their best judgment.

Proxy Statement

GOVERNANCE OF THE COMPANY

The business and affairs of YUM are managed under the direction of the Board of Directors. The Board believes that good corporate governance is a critical factor in achieving business success and in fulfilling the Board's responsibilities to shareholders. The Board believes that its practices align management and shareholder interests.

The corporate governance section of the Company website makes available the Company's corporate governance materials, including the Corporate Governance Principles (the "Governance Principles"), the Company's Articles of Incorporation and Bylaws, the charters for each Board committee, the Company's Global Code of Conduct, the Company's Political Contributions and U.S. Government Advocacy Policy, and information about how to report concerns about the Company. To access these documents on the Company's website, please visit, *https://investors.yum.com/governance/governance-documents/*.

—— Governance Highlights ——

CORPORATE GOVERNANCE	SHAREHOLDER RIGHTS	COMPENSATION
• 10 Director nominees	• Annual election of directors	• Independent management planning and development committee
• 9 Independent nominees	• Majority voting of directors	• Independent compensation consultant
• Directors with experience, qualification and skills across a wide range of public and private companies	• Proxy access	• Executive compensation is highly performance-based to align with shareholder interests and promote company business strategy
• Board access to senior management and independent advisors	• Shareholder communication process for communicating with board	• At-risk pay tied to performance
• Independent non-executive chairperson	• Active shareholder engagement program	• Strong stock ownership guidelines
• Independent board committees		• No employment agreements or guaranteed bonuses
• Executive sessions of independent directors at every regular board and committee meeting		• Compensation recovery policy (clawback) applies to equity and bonus awards
• Risk oversight by board and its committees		• Double trigger vesting upon change in control
• Annual board and committee self-evaluations		• No excise tax gross up
• All directors attended at least 75% of meetings held		
• YUM's global code of conduct		
• Political contributions and U.S. government advocacy policy		
• Audit committee complaint procedures policy regarding accounting matters		
• No hedging or pledging of company stock		

What is the composition of the Board of Directors and how often are members elected?

Our Board of Directors presently consists of 10 directors whose terms expire at this Annual Meeting. Our directors are elected annually. The average director tenure is 7 years, with our longest- and shortest-tenured directors having served for 17 years (Mr. Nelson) and for 3 years (Mr. Barr and Ms. Young-Scrivner), respectively.

As discussed in more detail later in this section, the Board has determined that 9 of the 10 individuals standing for election are independent under the rules of the New York Stock Exchange ("NYSE"). The director tenure of the 10 individuals standing for election is reflected in the following chart:



Director Tenure

2 Directors — 0-3 Years
5 Directors — 4-7 Years
3 Directors — 8-17 Years

How often did the Board meet in 2022?

The Board of Directors met 5 times during 2022. Each of the directors who served in 2022 attended at least 75% of the meetings of the Board and the committees of which he or she was a member and that were held during the period he or she served as a director.

What is the Board's policy regarding director attendance at the Annual Meeting of Shareholders?

The Board of Directors' policy is that all directors should attend the Annual Meeting and all persons then serving as directors attended the 2022 Annual Meeting.

How does the Board select nominees for the Board?

The Nominating and Governance Committee considers candidates for Board membership suggested by its members and other Board members, as well as management and shareholders. The Committee's charter provides that it may retain a third-party executive search firm to identify candidates from time to time.

In accordance with the Governance Principles, our Board seeks members from diverse professional backgrounds who combine a broad spectrum of experience and expertise with a reputation for integrity. Directors should have experience in positions with a high degree of responsibility, be leaders in the companies or institutions with which they are affiliated and are selected based upon contributions they can make to the Board and management. The Committee's assessment of a proposed candidate will include a review of the person's judgment, experience, independence, understanding of the Company's business or other related industries and such other factors as the Nominating and Governance Committee

determines are relevant in light of the needs of the Board of Directors. The Committee believes that its nominees should reflect a diversity of experience, gender, race, ethnicity and age. The Committee also considers such other relevant factors as it deems appropriate, including the current composition of the Board, the balance of management and independent directors, the need for Audit Committee expertise and the evaluations of other prospective nominees, if any.

In connection with this evaluation, it is expected that each member of the Nominating and Governance Committee will interview the prospective nominee before the prospective nominee is presented to the full Board for consideration. After completing this evaluation and interview process, the Committee will make a recommendation to the full Board as to the person(s) who should be nominated by the Board, and the Board determines the nominee(s) after considering the recommendation and report of the Committee.

The Company's strategic vision is grounded in our "Recipe for Good Growth." Our Recipe for Good Growth focuses on four growth drivers intended to accelerate same-store sales growth and net-new restaurant development at KFC, Pizza Hut and Taco Bell around the world. The Company remains focused on building the world's most loved, trusted and fastest growing restaurant brands by:

- Growing *Unrivaled Culture and Talent* to leverage our culture and people capability to fuel brand performance and franchise success;
- Developing *Unmatched Operating Capability*, by recruiting and equipping the best restaurant operators in the world to deliver great customer experiences;
- Building *Relevant, Easy and Distinctive Brands*, by innovating and elevating iconic restaurant brands people trust and champion; and
- Achieving *Bold Restaurant Development* by driving market and franchise expansion with strong economics and value.

We look for director candidates who have the skills and experience necessary to help us achieve success with respect to the four growth drivers and the Company's implementation of its "Recipe for Good Growth," including our continued focus on our People, Food and Planet strategy. As a result, the skills that our directors possess are thoroughly considered to ensure that they align with the Company's goals.

The following table describes key characteristics of the Company's "Recipe for Good Growth" and indicates how the skills our Board collectively possesses positively impacts the growth drivers:

Growing Unrivaled Culture and Talent, by leveraging our culture and people capability to fuel brand performance and franchise success.	**Talent Development.** Experience building the knowledge, skills and abilities of employees and helping them develop and achieve their potential within an organization.
	Leadership Experience. Experience as executive officer level business leader who demonstrates strong abilities to motivate and manage others and to effectively manage organizations.
Developing Unmatched Operating Capability, by recruiting and equipping the best restaurant operators in the world to deliver great customer experiences.	**Industry/Operations.** Experience and understanding of operational and strategic issues facing large restaurant or consumer service driven companies.
Building Relevant, Easy and Distinctive Brands, by innovating and elevating iconic restaurant brands people trust and champion.	**Marketing/Brand Management.** Experience marketing and managing well-known brands or the types of products and experiences we sell.
	Technology or Digital. Experience in leadership and understanding of technology, digital platforms and new media, cybersecurity, and data analytics.
Achieving Bold Restaurant Development, by driving market and franchise expansion with strong economics.	**Global Experience.** Experience at multinational companies or in international markets, which provides useful business and cultural perspectives.
	Finance. Experience in public company management and financial stewardship.

Proxy Statement

Our "Recipe for Good Growth" also provides a roadmap for social responsibility, risk management and sustainable stewardship of People, Food and Planet. This allows us to elevate the importance of people and continue building an equitable and inclusive culture that, in turn, helps us better serve our customers and the communities where we operate. Guided by this Recipe, we will strive to unlock potential in people and communities, grow sustainably and continue to serve delicious food that people trust.

We believe that each of our directors has met the guidelines set forth in the Governance Principles. As noted in the director biographies that follow in this section, our directors have experience, qualifications and skills across a wide range of public and private companies, possessing a broad spectrum of experience both individually and collectively. In addition to the information provided in the director biographies, our director nominees' qualifications, experiences and skills are summarized in the following matrix. This matrix is intended to provide a summary of our directors' qualifications and should not be considered to be a complete list of each nominee's strengths and contributions to the Board.

Experience/Background	Alves	Barr	Connor	Cornell	Domier	Gibbs	Graddick-Weir	Nelson	Skala	Young-Scrivner
Leadership Experience	●	●	●	●	●	●	●	●	●	●
Global Experience	●	●	●	●	●	●	●	●	●	●
Finance	●	●	●	●	●	●		●	●	
Industry/Operations		●	●	●		●	●	●	●	●
Marketing/Brand Management	●	●	●	●	●	●			●	●
Talent Development		●	●	●	●	●	●	●	●	●
Technology or Digital	●		●	●				●		●

For a shareholder to submit a candidate for consideration by the Nominating and Governance Committee, a shareholder must notify YUM's Corporate Secretary, at YUM! Brands, Inc., 1441 Gardiner Lane, Louisville, Kentucky 40213. The recommendation must contain the information described on page 90.

Proxy Statement

Director Biographies



Age: 68

Independent

Favorite YUM! Brands Food:



Chicken Chalupas

Paget L. Alves | Director Since 2016

Background

Paget L. Alves served as Chief Sales Officer of Sprint Corporation, a wireless and wireline communications services provider, from January 2012 to September 2013 after serving as President of that company's Business Markets Group beginning in 2009. Mr. Alves currently serves on the boards of directors of Assurant, Inc. and Synchrony Financial. He is also Chairman of the Board of Sorenson Communications, LLC and serves as a member of the Board of Managers of Ariel Alternatives. Mr. Alves has previously served as a Director of International Game Technology PLC.

Specific Qualifications, Experience, Skills and Expertise:

- Operating, finance and management experience, including as Chief Sales Officer of a wireless and wireline communications company
- Global sales experience
- Public company directorship and committee experience

Other Public Companies
- Assurant, Inc.
- Synchrony Financial

Committees
- Audit, Chair



Age: 52

Independent

Favorite YUM! Brands Food:



7 Layer Burrito

Keith Barr | Director Since 2020

Background

Keith Barr is the Chief Executive Officer of InterContinental Hotels Group plc (IHG), a predominately franchised, global organization that includes brands such as InterContinental Hotels & Resorts, Holiday Inn Family and Crowne Plaza Hotels & Resorts. He has served in this role since July 2017. He served as Chief Commercial Officer of IHG from 2013 to July 2017 and prior to that, as Chief Executive Officer of IHG's Greater China business. Prior to this position, Mr. Barr served IHG in a number of senior positions in IHG's Americas and Asia, Middle East and Africa (AMEA) regions.

Specific Qualifications, Experience, Skills and Expertise:

- Operating and management experience, including as Chief Executive Officer of a franchised, global company
- Expertise in strategic planning, branding and corporate leadership

Companies Other Public
- None

Committees
- Management Planning and Development



Age: 67

Independent

Favorite YUM! Brands Food:



Chicken Pot Pie

Christopher M. Connor | Director Since 2017

Background

Christopher M. Connor served as Chairman and Chief Executive Officer of The Sherwin-Williams Company, a global manufacturer of paint, architectural coatings, industrial finishes and associated supplies, until 2016. Mr. Connor held a number of executive positions at Sherwin-Williams beginning in 1983. He served as Chief Executive Officer from 1999 to 2015 and Chairman from 2000 to 2016. He currently serves on the board of International Paper Company. Mr. Connor previously served as a Director of Eaton Corporation plc.

Specific Qualifications, Experience, Skills and Expertise:

- Operating and management experience, including as Chairman and CEO of a Fortune 500 company
- Expertise in marketing, human resources, talent development, public company executive compensation, planning and operational and financial processes
- Public company directorship and committee experience

Companies Other Public

- International Paper Company

Committees

- Management Planning and Development, Chair



Age: 64

Independent, Non-Executive Chairman

Favorite YUM! Brands Food:



Classic Bean Burrito

Brian C. Cornell | Director Since 2015

Background

Brian C. Cornell joined the Yum! Brands Board in 2015 and has served as Non-Executive Chairman since November 2018. Mr. Cornell is Chairperson and Chief Executive Officer of Target Corporation, a general merchandise retailer. He has held this position since August 2014. Mr. Cornell served as the Chief Executive Officer of PepsiCo Americas Foods, a division of PepsiCo, Inc. from March 2012 to July 2014. From April 2009 to January 2012, Mr. Cornell served as the Chief Executive Officer and President of Sam's Club, a division of Wal-Mart Stores, Inc. and as an Executive Vice President of Wal-Mart Stores, Inc. He has been a Director of Target Corporation since 2014. He has previously served as a Director of Home Depot, OfficeMax, Polaris Industries Inc., Centerplate, Inc. and Kirin-Tropicana, Inc.

Specific Qualifications, Experience, Skills and Expertise:

- Operating and management experience, including as Chairman and Chief Executive Officer of a merchandise retailer
- Expertise in strategic planning, retail business, branding and corporate leadership
- Public company directorship experience and committee experience

Companies Other Public

- Target Corporation

Committees

- Management Planning and Development
- Nominating and Governance



Age: 57

Independent

Favorite YUM! Brands Food:



Thin Veggie Lover's Pizza

Tanya L. Domier | Director Since 2018

Background

Tanya L. Domier retired as Chief Executive Officer of Advantage Solutions, Inc., a North American provider of outsourced sales, marketing and business solutions in 2022. Prior to serving as Advantage Solutions' CEO, Ms. Domier served as its President and Chief Operating Officer from 2010 to 2013. Ms. Domier joined Advantage Solutions in 1990 from the J.M. Smucker Company and has held a number of executive level roles in sales, marketing and promotions. Ms. Domier served as Board Chairperson of Advantage Solutions, a position she held since 2006, until April 1, 2023 and previously served as a director of Nordstrom, Inc.

Specific Qualifications, Experience, Skills and Expertise:

- Operating and management experience as Chief Executive Officer
- Expertise in strategic planning, finance, global commerce and corporate leadership
- Public company directorship and committee experience

Companies Other Public
- None

Committees
- Audit



Age: 60

Favorite YUM! Brands Food:



Award Winning Charburger

David W. Gibbs | Director Since 2019

Background

David W. Gibbs is the current Chief Executive Officer of YUM. He has served in that position since January 2020. Prior to that, he served as President and Chief Operating Officer from August 2019 to December 2019, as President, Chief Operating Officer and Chief Financial Officer from January 2019 to August 2019 and as President and Chief Financial Officer from May 2016 to December 2018. Previously, Mr. Gibbs served as the Chief Executive Officer of the Company's Pizza Hut Division from January 2015 until April 2016 and was its President from January 2014 through December 2014. Mr. Gibbs served as a director of Sally Beauty Holdings from March 2016 until January 2020. Mr. Gibbs has served as a director of Under Armour since September 2021.

Specific Qualifications, Experience, Skills and Expertise:

- Operational and global management experience, including as Chief Executive Officer, Chief Operating Officer and Chief Financial Officer of the Company
- Expertise in finance, strategic planning, global branding, franchising and corporate leadership
- Public company directorship and committee experience

Companies Other Public
- Under Armour

Committees
- None

Proxy Statement



Age: 68

Independent

Favorite YUM! Brands Food:



Hot Wings

Mirian M. Graddick-Weir | Director Since 2012

Background

Mirian M. Graddick-Weir retired as Executive Vice President of Human Resources for Merck & Co., Inc., a pharmaceutical company, in November 2018. She had held that position since 2008. From 2006 until 2008, she was Senior Vice President of Human Resources of Merck & Co., Inc. Prior to this position, she served as Executive Vice President of Human Resources of AT&T Corp. from 2001 to 2006. Ms. Graddick-Weir has served as a director of Booking Holdings, Inc. since June 2018.

Specific Qualifications, Experience, Skills and Expertise:

- Management experience, including as Executive Vice President of human resources for a pharmaceutical company
- Expertise in global human resources, corporate governance and public company compensation
- Public company directorship and committee experience

Companies Other Public
- Booking Holdings, Inc.

Committees
- Management Planning and Development
- Nominating and Governance, Chair



Age: 60

Independent

Favorite YUM! Brands Food:



Pepperoni Lover's Pizza

Thomas C. Nelson | Director Since 2006

Background

Thomas C. Nelson is President and Chief Executive Officer of National Gypsum Company, a building products manufacturer. He has held this position since 1999 and was elected Chairman of the Board in January 2005. From 1995 to 1999, Mr. Nelson served as the Vice Chairman and Chief Financial Officer of National Gypsum. Mr. Nelson previously worked for Morgan Stanley & Co. and in the United States Defense Department as Assistant to the Secretary and was a White House Fellow. He serves as a director of Atrium Health and previously served as a director for the Federal Reserve Bank of Richmond.

Specific Qualifications, Experience, Skills and Expertise:

- Operational and management experience, including as President and Chief Executive Officer of a building products manufacturer
- Senior government experience as Assistant to the Secretary of the United States Defense Department and as a White House Fellow
- Expertise in finance, strategic planning, business development and retail business
- Public company directorship and committee experience

Companies Other Public
- None

Committees
- Management Planning and Development
- Nominating and Governance



Age: 63

Independent

Favorite YUM! Brands Food:



KFC Bucket of Original Recipe Chicken

P. Justin Skala | Director Since 2016

Background

P.Justin Skala is the Executive Chairman of Standard Building Solutions and has held that role since his appointment in February 2023. Prior to that he was Chief Executive Officer of BMI Group, the largest manufacturer of flat and pitched roofing and waterproofing solutions throughout Europe. He served in that role beginning September 1, 2019. Prior to joining BMI Group, Mr. Skala served as Executive Vice President, Chief Growth and Strategy Officer for the Colgate-Palmolive Company, from July 2018 until July 2019. From 2016 until 2018 he served as Chief Operating Officer, North America, Europe, Africa/Eurasia and Global Sustainability for Colgate-Palmolive Company. From 2013 to 2016 he was President of Colgate-North America and Global Sustainability for Colgate-Palmolive Company. From 2010 to 2013 he was the President of Colgate – Latin America. From 2007 to 2010, he was President of Colgate – Asia.

Specific Qualifications, Experience, Skills and Expertise:

- Global operating and management experience, including as Chief Executive Officer at a large international manufacturer and as President of major divisions of a consumer products company
- Expertise in branding, marketing, finance, sales, strategic planning and international business development

Companies Other Public
- None

Committees
- Audit



Age: 54

Independent

Favorite YUM! Brands Food:



KFC Spicy Chicken Sandwich

Annie Young-Scrivner | Director Since 2020

Background

Annie Young-Scrivner has served as the Chief Executive Officer of Wella Company, the parent of beauty brands, including Clairol and OPI, since 2020. Prior to this role, Ms. Young-Scrivner was Chief Executive Officer of Godiva Chocolatier, Inc., a manufacturer of Belgian chocolates. Prior to joining Godiva in August 2017, Ms. Young-Scrivner was Executive Vice President, Global Digital & Loyalty Development with Starbucks Corporation from 2015 until her departure in April 2017. At Starbucks, Ms. Young-Scrivner also served as President, Teavana & Executive Vice President of Global Tea from 2014 to 2015, Global Chief Marketing Officer & President of Tazo Tea from 2009 to 2012, and President of Starbucks Canada from 2012 to 2014. Prior to joining Starbucks, Ms. Young-Scrivner held senior leadership positions at PepsiCo, Inc. in sales, marketing and general management, including her role as Region President of PepsiCo Foods Greater China from 2006 to 2008. She previously served as a director of Tiffany & Co. and Macy's, Inc.

Specific Qualifications, Experience, Skills and Expertise:

- Operating and management experience, including as Chief Executive Officer of consumer goods company
- Public company directorship and committee experience

Companies Other Public
- None

Committees
- Audit

If elected, we expect that all of the aforementioned nominees will serve as directors and hold office until the 2024 Annual Meeting of Shareholders and until their respective successors have been elected and qualified.

Proxy Statement

Director Compensation
How are directors compensated?

Employee Directors	Employee directors do not receive additional compensation for serving on the Board of Directors.
Non-Employee Directors Annual Compensation	The annual compensation for each non-employee Director is summarized in the table below. For 2022, each non-employee Director received an annual stock grant retainer with a fair market value of $260,000. Directors may request to receive up to one-half of their stock retainer in cash. The request must be submitted to the Chair of the Management Planning and Development Committee. Directors may also defer payment of their retainers pursuant to the Directors Deferred Compensation Plan. Deferrals are invested in phantom Company stock and paid out in shares of Company stock. Deferrals may not be made for less than two years.
Chairperson of the Board and Committee Chairperson Retainers	In recognition of their added duties, the Chairperson of the Board (Mr. Cornell in 2022) receives an additional $170,000 stock retainer annually and the Chairs of the Audit Committee (Mr. Alves in 2022), Management Planning and Development Committee (Mr. Connor in 2022) and the Nominating and Governance Committee (Ms. Graddick-Weir in 2022) each receive an additional $25,000, $20,000 and $20,000 annual stock retainer, respectively. These committee chairperson retainers were paid in February of 2022.
Initial Stock Grant upon Joining Board	Non-employee directors also receive a one-time stock grant with a fair market value of $25,000 on the date of grant upon joining the Board, distribution of which is deferred until termination from the Board.
Matching Gifts	To further YUM's support for charities, non-employee directors are able to participate in the YUM! Brands, Inc. Matching Gifts Program on the same terms as members of YUM's executive team. Under this program, the YUM! Brands Foundation will match up to $10,000 a year in contributions by the director to a charitable institution approved by the YUM! Brands Foundation. At its discretion, the Foundation may match director contributions exceeding $10,000.
Insurance	We also pay the premiums on directors' and officers' liability and business travel accident insurance policies. The annual cost of this coverage was approximately $2 million. This is not included in the tables below as it is not considered compensation to the directors.

In setting director compensation, the Company considers the significant amount of time that directors expend in fulfilling their duties to the Company as well as the skill level required by the Company of members of the Board. The Board reviews each element of director compensation at least every two years.

In November 2022, the Management Planning and Development Committee of the Board ("Committee") benchmarked the Company's director compensation against director compensation from the Company's Executive Peer Group discussed at page 64. Data for this review was prepared for the Committee by its independent consultant, Meridian Compensation Partners LLC. This data revealed that the Company's total director compensation was below market median measured against this benchmark, that the retainer paid to our Non-Executive Chairperson is at market median and that the retainers paid to the Chairpersons of the Management Planning and Development Committee and Nominating and Governance Committee were generally consistent with market practice, while the Audit Committee chair retainer was approximately $5,000 below market median. Based on this data, the Committee recommended a $20,000 increase to the annual amount paid to the Directors, raising their retainer to $280,000 annually. The Audit Committee Chair's retainer was also increased by $5,000 (to $30,000 annually), to better align with market practice. The retainers paid to the Non-Executive Chairperson and the chairs of the Management Planning and Development and Nominating and Governance Committees were not increased.

Name (a)	Fees Earned or Paid in Cash ($) (b)	Stock Awards ($)[1] (c)	Option/SAR Awards ($)[2] (d)	All Other Compensation ($)[3] (e)	Total ($) (f)
Alves, Paget	–	285,000	–	10,000	295,000
Barr, Keith	–	260,000	–	10,000	270,000
Connor, Christopher	–	280,000	–	–	280,000
Cornell, Brian	–	430,000	–	–	430,000
Domier, Tanya	–	260,000	–	–	260,000
Graddick-Weir, Mirian	–	280,000	–	602	280,602
Hobart, Lauren	–	260,000	–	–	260,000
Nelson, Thomas	–	260,000	–	–	260,000
Skala, Justin	–	260,000	–	–	260,000
Stock, Elane	–	260,000	–	–	260,000
Young-Scrivner, Annie	–	260,000	–	10,000	270,000

(1) Amounts in column (c) represent the grant date fair value for annual stock retainer awards, Committee Chairperson retainer awards, and Non-Executive Chairperson awards granted to directors in 2022. Retainer awards for new directors are pro-rated for partial years of service.

(2) At December 31, 2022, the aggregate number of stock appreciation rights ("SARs") awards outstanding for each non-employee director was:

Name	SARs
Alves, Paget	–
Barr, Keith	–
Connor, Christopher	–
Cornell, Brian	6,491
Domier, Tanya	–
Hobart, Lauren	–
Graddick-Weir, Mirian	14,622
Nelson, Thomas	14,622
Skala, Justin	4,646
Stock, Elane	10,003
Young-Scrivner, Annie	–

(3) Amounts in this column represent charitable matching gifts except for with respect to Ms. Graddick-Weir, for whom these amounts represent personal use of corporate aircraft.

What are the Company's policies and procedures with respect to related person transactions?

Under the Company's policies and procedures for the review of related person transactions the Nominating and Governance Committee reviews related person transactions in which we are or will be a participant to determine if they are in the best interests of our shareholders and the Company. Transactions, arrangements, or relationships or any series of similar transactions, arrangements or relationships in which a related person had or will have a material interest and that exceed $100,000 are subject to the Nominating and Governance Committee's review. Any member of the Nominating and Governance Committee who is a related person with respect to a transaction under review may not participate in the deliberation or vote respecting approval or ratification of the transaction.

Proxy Statement

Related persons are directors, director nominees, executive officers, holders of 5% or more of our voting stock and their immediate family members. Immediate family members are spouses, parents, stepparents, children, stepchildren, siblings, daughters-in-law, sons-in-law and any person, other than a tenant or domestic employee, who resides in the household of a director, director nominee, executive officer or holder of 5% or more of our voting stock.

After its review, the Nominating and Governance Committee may approve the transaction. The related person transaction policies and procedures provide that certain transactions are deemed to be pre-approved, even though they exceed $100,000. Pre-approved transactions include employment of executive officers, director compensation, and transactions with other companies if the aggregate amount of the transaction does not exceed the greater of $1 million or 2% of that other company's total revenues and the related person is not an executive officer of that other company.

Does the Company require stock ownership by directors?

The Board believes that the number of shares of the Company's common stock owned by each non-management director is a personal decision; however, the Board strongly supports the position that non-management directors should own a meaningful number of shares in the Company and expects that each non-management director will (i) own Company common shares with a value of at least five times the annual Board retainer; (ii) accumulate those shares during the first five years of the director's service on the Board; and (iii) hold these shares at least until the director departs the Board. Each director may sell enough shares to pay taxes in connection with the receipt of his or her retainer or the exercise of stock appreciation rights and the ownership guideline will be adjusted to reflect the sale to pay taxes.

How much YUM stock do the directors own?

Stock ownership information for each director is shown in the table on page 44.

Does the Company have stock ownership guidelines for executives and senior management?

The Committee has adopted formal stock ownership guidelines that set minimum expectations for executive and senior management ownership. These guidelines are discussed on page 66.

The Company has maintained an ownership culture among its executive and senior managers since its formation. Substantially all executive officers and members of senior management hold stock well in excess of the guidelines.

How Can Shareholders Nominate for the Board?

Director nominations for inclusion in YUM's proxy materials (Proxy Access). Our bylaws permit a shareholder, or group of up to 20 shareholders, owning continuously for at least three years shares of YUM stock representing an aggregate of at least 3% of our outstanding shares, to nominate and include in YUM's proxy materials director nominees constituting up to 20% of YUM's Board, provided that the shareholder(s) and nominee(s) satisfy the requirements in YUM's bylaws. Notice of proxy access director nominees for the 2024 Annual Meeting of Shareholders must be received by us no earlier than November 9, 2023, and no later than December 9, 2023.

Director nominations to be brought before the 2024 Annual Meeting of Shareholders. Director nominations that a shareholder intends to present at the 2024 Annual Meeting of Shareholders, other than through the proxy access procedures described above, must have been received no later than February 18, 2024. These nominations must be submitted by a shareholder in accordance with the requirements specified in YUM's bylaws.

Where to send director nominations for the 2024 Annual Meeting of Shareholders. Director nominations brought by shareholders must be delivered to YUM's Corporate Secretary by mail at YUM! Brands, Inc., 1441 Gardiner Lane, Louisville, Kentucky 40213 and received by YUM's Corporate Secretary by the dates set forth above.

What is the Board's leadership structure?

In November 2018, Brian C. Cornell assumed the position of Non-Executive Chairperson of the Board. Applying our Corporate Governance Principles, the Board determined that based on Mr. Cornell's independence, it would not appoint a Lead Director when Mr. Cornell became Non-Executive Chairperson.

The Nominating and Governance Committee annually reviews the Board's leadership structure and evaluates the performance and effectiveness of the Board of Directors. The Board retains the authority to modify its leadership structure in order to stay current with our Company's circumstances and advance the best interests of the Company and its shareholders as and when appropriate. The Board's annual self-evaluation includes questions regarding the Board's opportunities for open communication and the effectiveness of executive sessions.

The Company's Governance Principles provide that the Chief Executive Officer ("CEO") may serve as Chairperson of the Board. These Principles also provide for an independent Lead Director when the CEO is serving as Chairperson. During 2022, our CEO did not serve as Chairperson. Our Board believes that Board independence and oversight of management are effectively maintained through a strong independent Chairperson or Lead Director and through the Board's composition, committee system and policy of having regular executive sessions of non-employee directors, all of which are discussed below. As Non-Executive Chairperson, Mr. Cornell is responsible for supporting the CEO on corporate strategy along with leadership development. Mr. Cornell also works with the CEO in setting the agenda and schedule for meetings of the Board, in addition to performing the duties that would otherwise be performed by a Lead Director, as described below.

As CEO, Mr. Gibbs is responsible for leading the Company's strategies, organization design, people development and culture, and for providing the day-to-day leadership over operations.

To ensure effective independent oversight, the Board has adopted a number of governance practices discussed below.

What are the Company's governance policies and ethical guidelines?

- **Board Committee Charters.** The Audit, Management Planning and Development, and Nominating and Governance Committees of the YUM Board of Directors operate pursuant to written charters. These charters were approved by the Board of Directors and reflect certain best practices in corporate governance. These charters comply with the requirements of the NYSE. Each charter is available on the Company's website at *https://investors.YUM.com/ governance/committee-composition-and-charters/.*
- **Governance Principles.** The Board of Directors has documented its corporate governance guidelines in the YUM! Brands, Inc. Corporate Governance Principles. These guidelines are available on the Company's website at *https:// investors.YUM.com/governance/governance-documents/.*
- **Ethical Guidelines.** YUM's Global Code of Conduct was adopted to emphasize the Company's commitment to the highest standards of business conduct. The Code of Conduct also sets forth information and procedures for employees to report misconduct, ethical or accounting concerns, or other violations of the Code of Conduct in a confidential manner. The Code of Conduct applies to the Board of Directors and all employees of the Company, including the principal executive officer, the principal financial officer and the principal accounting officer. Our directors and the senior-most employees in the Company are required to regularly complete a conflicts of interest questionnaire and certify in writing that they have read and understand the Code of Conduct. The Code of Conduct is available on the Company's website at *https://investors.YUM.com/governance/governance-documents/.* The Company intends to post amendments to or waivers from its Code (to the extent applicable to the Board of Directors or executive officers) on this website.

What other significant Board practices does the Company have?

- **Private Executive Sessions.** Our non-management directors meet in executive session at each regular Board meeting. The executive sessions are attended only by the non-management directors and are presided over by the Lead Director or our Non-Executive Chairperson, as applicable. Our independent directors meet in executive session at least once per year.
- **Role of Lead Director.** Our Governance Principles require the election, by the independent directors, of a Lead Director when the CEO is also serving as Chairperson.

Proxy Statement

The Board currently does not have a Lead Director, and the duties of the Lead Director are fulfilled by Mr. Cornell as Non-Executive Chairperson. Since Mr. Cornell is independent, the Board determined that it would not appoint a separate Lead Director upon Mr. Cornell's appointment as Non-Executive Chairperson.

The Lead Director position is structured so that one independent Board member is empowered with sufficient authority to ensure independent oversight of the Company and its management. The Lead Director position has no term limit and is subject only to annual approval by the independent members of the Board. Based upon the recommendation of the Nominating and Governance Committee, the Board has determined that the Lead Director, when appointed, is responsible for:

(a) Presiding at all executive sessions of the Board and any other meeting of the Board at which the Chairperson is not present, and advising the Chairperson and CEO of any decisions reached or suggestions made at any executive session,

(b) Approving in advance agendas and schedules for Board meetings and the information that is provided to directors,

(c) If requested by major shareholders, being available for consultations and direct communication,

(d) Serving as a liaison between the Chairperson and the independent directors, and

(e) Calling special meetings of the independent directors.

■ **Advance Materials.** Information and data important to the directors' understanding of the business or matters to be considered at a Board or Board committee meeting are, to the extent practical, distributed to the directors sufficiently in advance of the meeting to allow careful review prior to the meeting.

■ **Board and Committees' Evaluations.** The Board has an annual self-evaluation process that is led by the Nominating and Governance Committee. This assessment focuses on the Board's contribution to the Company and emphasizes those areas in which the Board believes a better contribution could be made. As a part of this process, the Chairperson of the Board or the Chairperson of the Nominating and Governance Committee conduct personal interviews with each member of the Board, the results of which are summarized and discussed in an executive session. In addition, the Audit, Management Planning and Development and Nominating and Governance Committees also each conduct similar annual self-evaluations.

■ **Majority Voting Policy.** Our Articles of Incorporation require majority voting for the election of directors in uncontested elections. This means that director nominees in an uncontested election for directors must receive a number of votes "for" his or her election in excess of the number of votes "against." The Company's Governance Principles further provide that any incumbent director who does not receive a majority of "for" votes will promptly tender to the Board his or her resignation from the Board. The resignation will specify that it is effective upon the Board's acceptance of the resignation. The Board will, through a process managed by the Nominating and Governance Committee and excluding the nominee in question, accept or reject the resignation within 90 days after the Board receives the resignation. If the Board rejects the resignation, the reason for the Board's decision will be publicly disclosed.

What access do the Board and Board committees have to management and to outside advisors?

■ **Access to Management and Employees.** Directors have full and unrestricted access to the management and employees of the Company. Additionally, key members of management attend Board meetings to present information about the results, plans and operations of the business within their areas of responsibility.

■ **Access to Outside Advisors.** The Board and its committees may retain counsel or consultants without obtaining the approval of any officer of the Company in advance or otherwise. The Audit Committee has the sole authority to retain and terminate the independent auditor. The Nominating and Governance Committee has the sole authority to retain search firms to be used to identify director candidates. The Management Planning and Development Committee has the sole authority to retain compensation consultants for advice on executive compensation matters.

What is the Board's role in risk oversight?

The Board maintains overall responsibility for overseeing the Company's risk management, including succession planning, food safety and digital/information security. In furtherance of its responsibility, the Board has delegated specific risk-related responsibilities to the Audit Committee and to the Management Planning and Development Committee.

The Audit Committee engages in substantive discussions of enterprise risk management and processes at all of its regular committee meetings held during the year. At these meetings, it receives functional risk review reports covering significant areas of risk from the employees responsible for these functional areas, as well as receiving reports from the Chief Legal Officer and the Vice President, Internal Audit. Our Vice President, Internal Audit reports directly to the Chairperson of the Audit Committee and our Chief Financial Officer ("CFO"). Additionally, the Company has instituted an enterprise risk management process that is followed at both the parent and brand level. The Audit Committee receives an update from a business unit or brand at each regular meeting where the presenting business unit or brand provides an update on their risk register and key risk mitigation plans. The Audit Committee also receives reports at each regular meeting regarding legal and regulatory risks from management and meets in separate executive sessions with our independent auditors and our Vice President, Internal Audit. The Audit Committee provides a summary to the full Board at each regular Board meeting of the risk area reviewed together with any other risk related subjects discussed at the Audit Committee meeting.

In addition, our Management Planning and Development Committee considers the risks that may be implicated by our compensation programs through a risk assessment conducted by management and reports its conclusions to the full Board.

What is the Board's role in information security?

Information security and privacy has been and remains of the utmost importance to the Company in light of the value we place on maintaining the trust and confidence of our consumers, employees and other stakeholders. Accordingly, our Chief Information Security Officer and Chief Digital and Technology Officer advise the Audit Committee (at least four times per year) and the full Board of Directors regularly on our program for managing information security risks, including data privacy and data protection risks. We internally follow the NIST Cybersecurity Framework to assess the maturity of our cybersecurity programs. Additionally, we have in place a formal data privacy group made up of privacy professionals, operational experts and specialist legal counsel. The Audit Committee receives periodic updates on data privacy from the data privacy group in addition to the existing updates from our Chief Information Security Officer. Other aspects of our comprehensive information security program include:

- Information security and privacy modules included in our mandatory onboarding and annual compliance training for restaurant support center employees, as well as targeted specialized training for any employees that routinely have access to personal data;
- Regular testing, both by internal and external resources, of our information security defenses;
- Periodic phishing drills with all restaurant support center employees;
- Global security and privacy policies; and
- Table-top exercises with senior leaders covering ransomware and other third-party data security threats.

In addition, the Company maintains an information security risk insurance policy that provides coverage for data security breaches.

What is the Board's role in the Company's global sustainability initiatives?

The Company has an integrated, Board and executive-level governance structure to oversee its global sustainability initiatives. Oversight for environmental, social and governance issues ("ESG") ultimately resides with the Board of Directors. The Board receives regular updates on these matters from management through the Audit, Management Planning and Development and Nominating and Governance Committees. The committees have initial board-level oversight responsibilities for ESG-related items which fall within the purview of each of their designated areas of responsibility. In early 2023, the Committees' charters were each amended to clarify the areas of the Company's ESG strategy and initiatives for which each committee has initial oversight responsibility. At the operational level, the Chief Corporate Affairs Officer is

responsible for overseeing the global reputation of YUM Brands and is responsible for shaping the Citizenship and Sustainability Strategy, as approved by the Board, with the Chief Sustainability Officer and Vice President of Government Affairs.

Has the Company conducted a risk assessment of its compensation policies and practices?

As stated in the Compensation Discussion and Analysis at page 46, the philosophy of our compensation programs is to reward performance by designing pay programs that incorporate team and individual performance, and shareholder return; emphasize long-term incentives; drive ownership mentality; and require executives to personally invest in Company stock.

In early 2023, the Committee examined our compensation programs for all employees to determine whether they encourage unnecessary or excessive risk taking. In conducting this review, each of our compensation practices and programs was reviewed against the key risks facing the Company in the conduct of its business. Based on this review, the Committee concluded our compensation policies and practices do not encourage our employees to take unreasonable or excessive risks.

As part of this assessment, the Committee concluded the following policies and practices of the Company's cash and equity incentive programs serve to reduce the likelihood of excessive risk taking:

- Our Compensation system is balanced, rewarding both short-term and long-term performance;
- Long-term Company performance is emphasized. The majority of incentive compensation for the top-level employees is associated with the long-term performance of the Company;
- Strong stock ownership guidelines in place for approximately 210 senior employees are enforced;
- The annual incentive and performance share plans both cap the level of performance over which no additional rewards are paid, thereby mitigating any incentive to take unreasonable risk;
- The annual incentive target setting process is closely linked to the annual financial planning process and supports the Company's overall strategic plan, which is reviewed and approved by the Board;
- Compensation performance measures in our annual incentive plans are transparent and tied to multiple measurable factors, none of which exceed a 50% weighting; measures are both apparent to shareholders and drivers of returns;
- The performance which determines employee rewards is closely monitored by the Audit Committee and the full Board; and
- The Company has a recoupment (clawback) policy.

How does the Board determine which directors are considered independent?

The Company's Governance Principles, adopted by the Board, require that we meet the listing standards of the NYSE. The full text of the Governance Principles can be found on the Company's website *(https://investors.YUM.com/governance/ governance-documents/).*

Pursuant to the Governance Principles, the Board undertook its annual review of director independence. During this review, the Board considered transactions and relationships between each director or any member of his or her immediate family and the Company and its subsidiaries and affiliates. As provided in the Governance Principles, the purpose of this review was to determine whether any such relationships or transactions were inconsistent with a determination that the director is independent.

As a result of this review, the Board affirmatively determined that all of the directors are independent of the Company and its management under NYSE rules, with the exception of David Gibbs, who is not considered independent because of his employment by the Company.

In determining that the other directors did not have a material relationship with the Company, the Board determined that Messrs. Alves, Barr, Connor, Nelson, Skala and Mmes. Domier, Graddick-Weir, Hobart, Stock and Young-Scrivner had no other relationship with the Company other than their relationship as a director. The Board did note as discussed in the next paragraph that Target Corporation, which employs Mr. Cornell, has a business relationship with the Company; however, as noted below, the Board determined that this relationship was not material to Mr. Cornell or Target Corporation, and therefore determined that Mr. Cornell was independent.

Brian C. Cornell is the Chairman and Chief Executive Officer of Target Corporation. During 2022, the Company received approximately $6 million in license fees from Target Corporation in the normal course of business. Divisions of the Company paid Target Corporation approximately $1 million in rebates in 2022. The Board determined that these payments did not create a material relationship between the Company and Mr. Cornell or the Company and Target Corporation as the payments represent less than 2% of Target Corporation's revenues. Furthermore, the licensing relationship between the Company and Target Corporation was initially entered into before Mr. Cornell joined the Board or became employed by Target Corporation.

How do shareholders communicate with the Board?

Shareholders and other parties interested in communicating directly with individual directors, the non-management directors as a group or the entire Board may do so by writing to the Nominating and Governance Committee, c/o Corporate Secretary, YUM! Brands, Inc., 1441 Gardiner Lane, Louisville, Kentucky 40213. The Nominating and Governance Committee of the Board has approved a process for handling letters received by the Company and addressed to individual directors, non-management members of the Board or the Board. Under that process, the Corporate Secretary of the Company reviews all such correspondence and regularly forwards to a designated individual member of the Nominating and Governance Committee copies of all such correspondence (although we do not forward commercial correspondence and correspondence duplicative in nature; however, we will retain duplicate correspondence and all duplicate correspondence will be available for directors' review upon their request) and a summary of all such correspondence. The designated director of the Nominating and Governance Committee will forward correspondence directed to individual directors as he or she deems appropriate. Directors may at any time review a log of all correspondence received by the Company that is addressed to members of the Board and request copies of any such correspondence. Written correspondence from shareholders relating to accounting, internal controls or auditing matters are immediately brought to the attention of the Company's Audit Committee Chair and to the internal audit department and handled in accordance with procedures established by the Audit Committee with respect to such matters (described below). Correspondence from shareholders relating to Management Planning and Development Committee matters are referred to the Chair of the Management Planning and Development Committee.

What are the Company's policies on reporting of concerns regarding accounting?

The Audit Committee has established policies on reporting concerns regarding accounting and other matters in addition to our policy on communicating with our non-management directors. Any person, whether or not an employee, who has a concern about the conduct of the Company or any of our people, with respect to accounting, internal accounting controls or auditing matters, may, in a confidential or anonymous manner, communicate that concern to our Chief Legal Officer, Scott A. Catlett. If any person believes that he or she should communicate with our Audit Committee Chair, Paget Alves, he or she may do so by writing him at c/o YUM! Brands, Inc., 1441 Gardiner Lane, Louisville, KY 40213. In addition, a person who has such a concern about the conduct of the Company or any of our employees may discuss that concern on a confidential or anonymous basis by contacting the Speak Up helpline at 1 (844) 418-4423. The Speak Up helpline is our designated external contact for these issues and is authorized to contact the appropriate members of management and/or the Board of Directors with respect to all concerns it receives. The full text of our Policy on Reporting of Concerns Regarding Accounting and Other Matters is available on our website at *https://investors.yum.com/governance/governance-documents/*.

What are the Committees of the Board?

The Board of Directors has standing Audit, Management Planning and Development and Nominating and Governance Committees.

Name of Committee and Members	Functions of the Committee	Number of Meetings in Fiscal 2022
Audit: Paget L. Alves, *Chair* Tanya L. Domier P. Justin Skala Annie Young-Scrivner	■ Possesses sole authority regarding the selection and retention of independent auditors ■ Reviews and has oversight over the Company's internal audit function ■ Reviews and approves the cost and scope of audit and non-audit services provided by the independent auditors ■ Reviews the independence, qualification and performance of the independent auditors ■ Reviews the adequacy of the Company's internal systems of accounting and financial control ■ Reviews the annual audited financial statements and results of the audit with management and the independent auditors ■ Reviews the Company's accounting and financial reporting principles and practices including any significant changes ■ Advises the Board with respect to Company policies and procedures regarding compliance with applicable laws and regulations and the Company's Global Code of Conduct and Policy on Conflicts of Interest ■ Discusses with management the Company's policies with respect to risk assessment and risk management. Further detail about the role of the Audit Committee in risk assessment and risk management is included in the section entitled "What is the Board's role in risk oversight?" set forth on page 21	8

The Board of Directors has determined that all of the members of the Audit Committee are independent within the meaning of applicable SEC regulations and the listing standards of the NYSE and that Mr. Alves, the Chair of the Committee, is qualified as an audit committee financial expert within the meaning of SEC regulations. The Board has also determined that Mr. Alves has accounting and related financial management expertise within the meaning of the listing standards of the NYSE and that each member is financially literate within the meaning of the listing standards of the NYSE.

Name of Committee and Members	Functions of the Committee	Number of Meetings in Fiscal 2022
Management Planning and Development: Christopher M. Connor, *Chair* Keith Barr Brian C. Cornell Mirian M. Graddick-Weir Thomas C. Nelson	■ Oversees the Company's executive compensation plans and programs and associated risks and reviews and recommends changes to these plans and programs ■ Monitors the performance of the Chief Executive Officer and other senior executives in light of corporate goals set by the Committee ■ Reviews and approves the compensation of the Chief Executive Officer and other senior executive officers ■ Reviews management succession planning	4

The Board has determined that all of the members of the Management Planning and Development Committee are independent within the meaning of the listing standards of the NYSE.

Name of Committee and Members	Functions of the Committee	Number of Meetings in Fiscal 2022
Nominating and Governance: Mirian M. Graddick-Weir, *Chair* Brian C. Cornell Thomas C. Nelson	■ Identifies and proposes to the Board suitable candidates for Board membership ■ Advises the Board on matters of corporate governance ■ Reviews and reassesses from time to time the adequacy of the Company's Corporate Governance Principles ■ Receives comments from all directors and reports annually to the Board with assessment of the Board's performance ■ Prepares and supervises the Board's annual review of director independence	4

The Board has determined that all of the members of the Nominating and Governance Committee are independent within the meaning of the listing standards of the NYSE.

Proxy Statement

MATTERS REQUIRING SHAREHOLDER ACTION

Item 1 Election of Directors (Item 1 on the Proxy Card)

Who are this Year's Nominees?

There are ten (10) nominees recommended by the Nominating and Governance Committee of the Board of Directors for election this year to hold office until the 2024 Annual Meeting and until their respective successors are elected and qualified. Their biographies are provided above at pages 11 to 15. The biographies of each of the nominees contains information regarding the person's service as a director, business experience, public-company director positions held currently or at any time during the last five years, information regarding involvement in certain legal or administrative proceedings, if applicable, and the experiences, qualifications, attributes or skills that caused the Nominating and Governance Committee and the Board to determine that the person should serve as a director for the Company. In addition to the information presented above regarding each nominee's specific experience, qualifications, attributes and skills that led our Board to the conclusion that he or she should serve as a director, we also believe that all of our director nominees have a reputation for integrity, honesty and adherence to high ethical standards. They each have demonstrated business acumen and an ability to exercise sound judgment, as well as a commitment of service to YUM and our Board. Finally, we value their significant experience on other public company boards of directors and board committees.

There are no family relationships among any of the directors and executive officers of the Company.

What is the Recommendation of the Board of Directors?

 The Board of Directors recommends that you vote **"FOR"** the election of these nominees.

What if a Nominee is Unwilling or Unable to Serve?

That is not expected to occur. If it does, proxies may be voted for a substitute nominated by the Board of Directors.

What Vote is Required to Elect Directors?

A nominee will be elected as a director if the number of "FOR" votes exceeds the number of "AGAINST" votes with respect to his or her election.

Our policy regarding the election of directors can be found in our Governance Principles at *https://investors.yum.com/governance/governance-documents/* and at page 19 under "What other significant Board practices does the Company have? — Majority Voting Policy."

Item 2 Ratification of Independent Auditors (Item 2 on the Proxy Card)

What am I Voting on?

A proposal to ratify the selection of KPMG LLP ("KPMG") as our independent auditors for fiscal year 2023. The Audit Committee of the Board of Directors has selected KPMG to audit our consolidated financial statements. During fiscal 2022, KPMG served as our independent auditors and also provided other audit-related and non-audit services.

Will a Representative of KPMG be Present at the Meeting?

Representatives of KPMG will attend the Annual Meeting and will have the opportunity to make a statement if they desire and will be available to respond to appropriate questions from shareholders.

What Vote is Required to Approve this Proposal?

Approval of this proposal requires the affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote at the Annual Meeting. If the selection of KPMG is not ratified, the Audit Committee will reconsider the selection of independent auditors.

What is the Recommendation of the Board of Directors?

 The Board of Directors recommends that you vote **"FOR"** approval of this proposal.

What were KPMG's Fees for Audit and Other Services for Fiscal Years 2022 and 2021?

The following table presents fees for professional services rendered by KPMG for the audit of the Company's annual financial statements for 2022 and 2021, and fees billed for audit-related services, tax services and all other services rendered by KPMG for 2022 and 2021.

	2022	2021
Audit fees[1]	$6,797,000	$6,466,000
Audit-related fees[2]	$ 395,000	$ 541,000
Tax fees[3]	$ 219,000	$ 707,000
All other fees[4]	$ 0	$ 0
TOTAL FEES	**$7,411,000**	**$7,714,000**

(1) Audit fees include fees for the audit of the annual consolidated financial statements, reviews of the interim condensed consolidated financial statements included in the Company's quarterly reports, audits of the effectiveness of the Company's internal controls over financial reporting and statutory audits.

(2) Audit-related fees include fees associated with audits of financial statements and certain employee benefit plans, agreed upon procedures and other attestations and services rendered in connection with the Company's securities offerings including comfort letters and consents.

(3) Tax fees consist principally of fees for international tax compliance, tax audit assistance, value added tax services, and other tax advisory services.

(4)

What is the Company's Policy Regarding the Approval of Audit and Non-Audit Services?

The Audit Committee has implemented a policy for the pre-approval of all audit and permitted non-audit services, including tax services, proposed to be provided to the Company by its independent auditors. Under the policy, the Audit Committee may approve engagements on a case-by-case basis or pre-approve engagements pursuant to the Audit Committee's pre-approval policy. The Audit Committee may delegate pre-approval authority to one of its independent members and has currently delegated pre-approval authority up to certain amounts to its Chair.

Pre-approvals for services are granted at the January Audit Committee meeting each year. Any incremental audit or permitted non-audit services which are expected to exceed the relevant budgetary guideline must subsequently be pre-approved. In considering pre-approvals, the Audit Committee reviews a description of the scope of services falling within pre-designated services and imposes specific budgetary guidelines. Pre-approvals of designated services are generally effective for the succeeding 12 months.

The Corporate Controller monitors services provided by the independent auditors and overall compliance with the pre-approval policy. The Corporate Controller reports periodically to the Audit Committee about the status of outstanding engagements, including actual services provided and associated fees, and must promptly report any non-compliance with the pre-approval policy to the Chair of the Audit Committee. The complete policy is available on the Company's website at *https://investors.yum.com/governance/committee-composition-and-charters/*.

Item 3   Advisory Vote on Executive Compensation (Item 3 on the Proxy Card)

What am I Voting on?

In accordance with SEC rules, we are asking shareholders to approve, on a non-binding basis, the compensation of the Company's Named Executive Officers as disclosed in this proxy statement.

Our Performance-Based Executive Compensation Program Attracts and Retains Strong Leaders and Closely Aligns with Our Shareholders' Interests

Our performance-based executive compensation program is designed to attract, reward and retain the talented leaders necessary for our Company to succeed in the highly competitive market for talent, while maximizing shareholder returns. This approach has made our management team a key driver in the Company's strong performance over both the long- and short-term. We believe that our compensation program has attracted and retained strong leaders and is closely aligned with the interests of our shareholders.

In deciding how to vote on this proposal, we urge you to read the Compensation Discussion and Analysis section of this proxy statement, beginning on page 46, which discusses in detail how our compensation policies and procedures operate and are designed to meet our compensation goals and how our Management Planning and Development Committee makes compensation decisions under our programs.

Accordingly, we ask our shareholders to vote in favor of the following resolution at the Annual Meeting:

> RESOLVED, that the shareholders approve, on an advisory basis, the compensation awarded to our Named Executive Officers, as disclosed pursuant to SEC rules, including the Compensation Discussion and Analysis, the compensation tables and related materials included in this proxy statement.

What Vote is Required to Approve this Proposal?

Approval of this proposal requires the affirmative vote of a majority of shares present in person or represented by proxy and entitled to vote at the Annual Meeting. While this vote is advisory and non-binding on the Company, the Board of Directors and the Management Planning and Development Committee will review the voting results and consider shareholder concerns in their continuing evaluation of the Company's compensation program. Unless the Board of Directors modifies its policy on the frequency of this advisory vote, the next advisory vote on executive compensation will be held at the 2024 Annual Meeting of Shareholders.

What is the Recommendation of the Board of Directors?

 The Board of Directors recommends that you vote **"FOR"** approval of this proposal.

Item 4   Advisory Vote on the Frequency of Votes on Executive Compensation (Item 4 on the Proxy Card)

What am I Voting on?

In accordance with SEC rules, and in addition to the advisory approval of our executive compensation program as disclosed in this proxy statement, we are seeking a non-binding determination from our shareholders as to the frequency with which shareholders would have an opportunity to provide an advisory approval of our executive compensation program on an ongoing basis. Section 14A of the Securities Exchange Act requires us to submit a non-binding, advisory resolution to shareholders at least once every six years to determine whether advisory votes on executive compensation should be held every one, two or three years. Our shareholders have the option of selecting a frequency of one, two or three years, or abstaining.

What is the Company's Position Regarding this Proposal?

The Board of Directors recommends that shareholders approve continuing to hold the advisory vote on executive compensation every year. A majority of public companies hold votes every year, and this has been the Company's practice for the past twelve years. The Board of Directors believes the annual vote has worked well and gives shareholders the opportunity to react promptly to emerging trends in compensation, provides feedback before those trends become pronounced over time, and gives the Board and the Management Planning and Development Committee the opportunity to evaluate individual compensation decisions each year in light of the ongoing feedback from shareholders. In satisfaction of this requirement, shareholders are being asked to vote on the following advisory resolution:

> RESOLVED, that the shareholders of the Company advise that an advisory resolution with respect to executive compensation should be presented every one, two or three years as reflected by their votes for each of these alternatives in connection with this resolution.

In voting on this resolution, you should mark your proxy for ONE YEAR, TWO YEARS or THREE YEARS based on your preference as to the frequency with which an advisory vote on executive compensation should be held. If you have no preference you should abstain.

What Vote is Required to Approve this Proposal?

The frequency of the advisory vote on executive compensation receiving the greatest number of votes—"ONE YEAR", "TWO YEARS" or "THREE YEARS"—will be considered the frequency recommended by shareholders.



What is the Recommendation of the Board of Directors?

✓ The Board of Directors recommends that you vote for the holding of advisory votes on executive compensation every year, by marking **"ONE YEAR"** on your Proxy Card for Item 4.

Item 5 Shareholder Proposal Regarding Issuance of a Report on Efforts to Reduce Plastics Use (Item 5 on the Proxy Card)

What am I Voting on?

As You Sow on behalf of Meyer Memorial Trust, has advised us that it intends to present the following shareholder proposal at the Annual Meeting. We will furnish the address and share ownership of the proponent upon request. In accordance with federal securities regulations, we have included the text of the proposal and supporting statement exactly as submitted by the proponent. We are not responsible for the content of the proposal or any inaccuracies it may contain.

WHEREAS: The growing plastic pollution crisis poses increasing risks to our Company. Corporations could face an annual financial risk of approximately $100 billion should governments require them to cover the waste management costs of the packaging they produce, a policy increasingly adopted around the globe.[1]

Pew Charitable Trusts released a groundbreaking study, *Breaking the Plastic Wave* (Pew Report), concluding that improved recycling is insufficient to stem the plastic tide-it must be coupled with reductions in use, materials redesign, and substitution. It concludes that at least one-third of plastic use can be reduced and that reduction is the most viable solution from environmental, economic, and social perspectives. Without immediate and sustained new commitments across the plastics value chain, annual flows of plastics into oceans could nearly triple by 2040.[2]

Governments around the world are increasingly taxing corporations for single-use packaging, including new laws in Maine, Oregon, Colorado, and California.[3] The European Union has banned 10 single-use plastic products commonly found in ocean cleanups and imposed a tax on non-recycled plastic packaging waste.

YUM! Brands is part of a wasteful "to go" packaging culture, contributing to plastic pollution of land and water. Our Company does not report on the number of packaging items it distributes, but as one of the world's largest quick-service restaurants, millions of packaging units with our brand logos enter the environment or landfills every year.

Competitor Starbucks is actively embracing reusable packaging with new global reusable container goals, including a Borrow-A-Cup program and the facilitation of reusable mugs at all stores and drive-throughs by 2023, which could reduce plastic use by thousands of tons.[4]

The Coca-Cola Company has committed to the largest reusable packaging goal to date, committing to selling 25% of product by volume in reusables by 2030. At least seventeen other consumer goods companies have virgin plastic reduction goals,[5] and competitor McDonald's has a goal to effectively eliminate use of virgin plastic by 2025.[6] Our Company has no goal to reduce or eliminate virgin plastic, nor a commitment to expand reusable packaging beyond pilot projects.

BE IT RESOLVED: Shareholders request that the YUM! Brands Board issue a report, at reasonable expense and excluding proprietary information, describing how the Company will reduce its plastics use by shifting away from single-use packaging in alignment with the findings of the Pew Report, or other authoritative sources, to feasibly reduce ocean pollution.

[1] *https://www.pewtrusts.org/-/media/assets/2020/07/breakingtheplasticwave_report.pdf*

[2] *Ibid.*

3 https://www.packworld.com/news/sustainability/article/22419036/four-states-enact-packaging-epr-laws

4 https://stories.starbucks.com/stories/2022/starbucks-global-environmental-and-social-impact-report-2021/

5 https://www.asyousow.org/report-page/plastic-pollution-scorecard-2021/

6 https://corporate.mcdonalds.com/corpmcd/our-stories/article/renewable_packaging.html

SUPPORTING STATEMENT:

The report should, at Board discretion:

- Assess the reputational, financial, and operational risks associated with continuing to use substantial amounts of single-use plastic packaging while plastic pollution grows;
- Evaluate dramatically reducing the amount of plastic used in our packaging through transitioning to reusables; and
- Describe how YUM! Brands can further reduce single-use packaging, including any planned reduction strategies or goals, materials redesign, substitution, or reductions in use of virgin plastic.

What is the Company's Position Regarding this Proposal?

Statement in Opposition to Shareholder Proposal

Our Board of Directors unanimously recommends that shareholders vote AGAINST this proposal, as it would divert time and resources that the Company has determined would be better used to support our global citizenship and sustainability strategy and the execution of existing goals and commitments that will provide the most meaningful impact. YUM has a long history of focusing on the sustainability of its packaging as a key business initiative, evidenced by our shift to more sustainable materials, designing packaging to reduce waste and managing the impact of waste on communities and the planet.

In July 2022, YUM took a significant step forward by publishing a new harmonized packaging policy, building upon Taco Bell and KFC's existing packaging goals. The policy provides a single aspiration for all of our brands to work towards. The policy focuses on the following:

Eliminating Unnecessary Packaging

- Removing Styrofoam and Expanded Polystyrene (EPS) by 2022 across all brands.
- Eliminating unnecessary plastics by 2025 across all brands.
- Reducing virgin plastic content by 10% by 2025 across all brands.

Shifting Materials

- Procuring 100% of paper-based packaging with fiber from responsibly managed forests and recycled sources by the end of 2022 across all brands.
- Moving consumer-facing plastic packaging to be reusable, recyclable or compostable by 2025 across all brands.
- Removing added PFAS, Phthalates and BPA from packaging by 2025 across all brands.

Supporting Better Recovery & Recycling Systems

- Supporting expansion of recycling and composting programs, infrastructure systems and food recovery through strategic partnerships and advocacy.
- Diverting 50% of back-of-house operational waste, measured by weight, generated in U.S. restaurants by 2025.
- Reducing food loss and waste 50% by 2030 in U.S. restaurants in accordance with the U.S. Food Loss and Waste 2030 Champions goal.

Investing in Circularity

- Expanding pilots across brands with focus on reusable packaging systems.
- Conducting assessments to better understand areas where more recycled content can be included to inform goal setting across all brands by 2023. Disclosure to show progress will begin in 2024.
- Testing and integrating more recoverable paper and paperboard packaging solutions.

YUM engaged with key stakeholders during the development of its new policy, including its brands, non-governmental organizations (NGOs), investors and regulators, to make sure it was comprehensive and inclusive of multiple perspectives given the complex nature of packaging opportunities at the local, national and global levels.

Some other key updates are listed below:

- In YUM's most recent materiality assessment, "Packaging" was identified as one of the top material ESG topics for the Company. As such, Packaging continues to be a high priority area within our global citizenship and sustainability strategy, and one that is discussed at various levels within the organization including, but not limited to, the Board of Directors, YUM executive team, ESG Council, brand leadership teams and sustainability working groups.
- In 2018, YUM joined the NextGen Consortium, a multi-year consortium that addresses single-use food packaging waste globally by advancing the design, commercialization, and recovery of food packaging alternatives. YUM extended its support partnership of NextGen for another three years in 2021. As a supporting partner, YUM! continues to collaborate with other companies to help advance foodservice packaging solutions that are recoverable across global infrastructures, including exploring ways to design and commercialize reusable to-go cups.
- As stated in the packaging policy, YUM believes in taking a more circular approach when it comes to sustainable packaging and waste reduction. Reusable pilots in several markets will help YUM determine next steps in this area with the goal to expand further across the brands.
- In 2022, YUM was an active participant in the Global Plastics Treaty Dialogues, an activist-to-industry series of online summits focused on a global treaty for plastics convened by the Ocean Plastics Leadership Network (OPLN).
- Also in 2022, YUM become a sponsor of the Reuse Refill Action Forum, and sits on the advisory panel for the Food Service group. The Reuse and Refill Action Forum has representation across multiple sectors including industry, activism, finance, academia, government, and more, with the common goal of making productive progress on implementing and scaling reuse and refill systems.
- YUM also worked closely with World Wildlife Fund (WWF) to help elevate its data collection processes for plastics and packaging. YUM continues to disclose through its annual Global Citizenship and Sustainability Report and CDP (Climate, Forests and Water) reporting.
- Examples of progress in markets include:
  - KFC Canada has replaced all plastic straws and bags with fiber-based alternatives and introduced a fully compostable bucket in 2021.
  - Plastics in consumer-facing packaging have been eliminated from Pizza Hut restaurants across Taiwan and India.
  - Taco Bell renewed its partnership with TerraCycle, an international recycling leader that collects the brand's sauce packets and transforms them into new products.
  - The Habit Burger Grill transitioned from plastic to-go bags to paper ones in 2022.

Additional information about YUM's packaging and waste strategy and policy, can be found on YUM's website at YUM.com/citizenship. The Board urges shareholders to vote AGAINST this proposal so that the Company may focus its efforts on accomplishing the strategy and goals described above, rather than using limited resources on issuing a report which is less likely to have a meaningful impact.

What Vote is Required to Approve this Proposal?

Approval of this proposal requires the affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote at the Annual Meeting.

What is the Recommendation of the Board of Directors?

 The Board of Directors recommends that you vote **"AGAINST"** this proposal.

Item 6 Shareholder Proposal Regarding Issuance of Annual Report on Lobbying (Item 6 on the Proxy Card)

What am I Voting on?

The SOC Investment Group has advised us that it intends to present the following shareholder proposal at the Annual Meeting. We will furnish the address and share ownership of the proponent upon request. In accordance with federal securities regulations, we have included the text of the proposal and supporting statement exactly as submitted by the proponent. We are not responsible for the content of the proposal or any inaccuracies it may contain.

> **Whereas**, we believe in full disclosure of lobbying activities and expenditures of YUM! Brands, Inc. ("YUM") to assess whether YUM's lobbying is consistent with its expressed goals and shareholders interests.
>
> **Resolved**, YUM shareholders request the preparation of a report, updated annually, disclosing:
>
> 1. YUM's policy and procedures governing its own lobbying, both direct and indirect, and grassroots lobbying communications.
>
> 2. Payments by YUM used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.
>
> 3. Description of management's decision-making process and the Board's oversight of this process.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which YUM is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Nominating and Corporate Governance Committee and posted on the YUM website.

Supporting Statement:

YUM does not currently report on the full extent of its lobbying efforts. We do know that YUM spent $12,610,746 from 2012-2022 on federal lobbying. The company also spent $100,000 almost exclusively to oppose AB 257 in 2022, a California law that creates a council to set minimum standards on working conditions, a law that industry groups now seek to overturn. Beyond that, there is not a complete picture of the company's lobbying activities.

State level lobbying disclosures are uneven, incomplete or absent. For example, in Florida YUM spent anywhere between $1-$9,999 on lobbying for each of Q1-Q3 in 2022, a figure that does not provide investors with meaningful information. Additionally, from 2021-2022, YUM spent at least $90,000 on lobbying in New York State, and at least $64,000 on lobbying in New York City. Current disclosure systems require investors to search multiple databases, which may or may not hold complete data.

We are concerned that lack of disclosure could present reputational risk that could harm shareholder value from lobbying that is not aligned with the Company's public positions. YUM claims to follow a "Recipe for Growth & Good" as the foundation for "sustainable, long-term results". Complete reporting would shed light on how that commitment operates in practice.

Proxy Statement

What is the Company's Position Regarding this Proposal?

Statement in Opposition to Shareholder Proposal

Our Board of Directors unanimously recommends that shareholders vote AGAINST this proposal, as it believes that the annual reports requested by the proposal would be largely duplicative of YUM's existing reporting and is not an effective use of company resources.

The Company has a long history of industry-leading practices when it comes to lobbying disclosures that are grounded on its publicly available Political Contributions & Advocacy Policy. Key highlights include:

The Company is recognized as an industry leader in political contribution disclosure

- The CPA-Zicklin Index of Corporate Political Disclosure and Accountability ranks US public companies annually on transparency in political disclosures. As a result of the highly transparent nature of the YUM! Political Contributions and U.S. Government Advocacy Policy, the Company has been ranked by the CPA-Zicklin Index as either a "First Tier" or "Trendsetter" for its transparency in political contributions and advocacy for the past four years in a row, the two highest rankings that can be awarded to companies by the index.

The Company maintains a transparent and voluntary political contributions policy that goes beyond applicable regulatory requirements

- In addition to adhering to all federal, state, and local laws related to lobbying, the Company also provides more detailed voluntary disclosures, as outlined in the company's Political Contributions and U.S. Government Advocacy Policy[1]. Under this policy, political contributions and advocacy expenditures are only made with the advance approval of the Company's Chief Government Affairs Officer, with input from legal counsel when appropriate. Any approved political contribution in excess of $150 is voluntarily disclosed on the Company's website, and all political contributions are reported to the Nominating and Governance Committee of the Company's Board of Directors on an annual basis.
- Additionally, the Company discloses on its website any non-deductible payments for political purposes to trade associations that received at least $50,000 from YUM during the calendar year. Those non-deductible amounts and trade association contributions are also reported to the Nominating and Governance Committee of the Company's Board of Directors on an annual basis.

Company political contributions are well-regulated under federal, state, and local law

- The Company already submits quarterly and semi-annual reports of its federal advocacy efforts as required by the U.S. Lobbying Disclosure Act. Additionally, Federal Election Commission ("FEC") regulations require the Company's YUM Good Government Fund Political Action Committee ("PAC") to file periodic reports detailing the source of the funds it receives and how they were expended, all of which are readily available for public inspection at www.fec.gov. Where permitted by state law, the PAC also contributes to state candidates and files timely disclosure reports as required by each state's laws.

In summary, the Board views the additional disclosures requested by the proposal as unnecessary and duplicative. The Company already adheres to all federal, state, and local regulations governing the disclosure of political activities, and the company's own voluntary policy provides even greater transparency that has been consistently recognized as industry-leading by the CPA-Zicklin Index. As such, our existing policies sufficiently address the concerns raised in this proposal and, accordingly, the Board recommends that shareholders vote AGAINST this proposal.

---

[1] _YUM! Political Contributions and U.S. Government Advocacy Policy_

[2] _https://www.politicalaccountability.net/cpa-zicklin-index/past-cpa-zicklin-index-reports/_

What Vote is Required to Approve this Proposal?

Approval of this proposal requires the affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote at the Annual Meeting.

What is the Recommendation of the Board of Directors?

 The Board of Directors recommends that you vote **"AGAINST"** this proposal.

Item 7 Shareholder Proposal Regarding Issuance of Civil Rights and Nondiscrimination Audit Report (Item 7 on the Proxy Card)

What am I Voting on?

The National Center for Public Policy Research has advised us that it intends to present the following shareholder proposal at the Annual Meeting. We will furnish the address and share ownership of the proponent upon request. In accordance with federal securities regulations, we have included the text of the proposal and supporting statement exactly as submitted by the proponent. We are not responsible for the content of the proposal or any inaccuracies it may contain.

> **Resolved:** Shareholders of the Company request that the Board of Directors commission an audit analyzing the Company's impacts on civil rights and non-discrimination, and the impacts of those issues on the Company's business. The audit may, in the Board's discretion, be conducted by an independent and unbiased third party with input from civil rights organizations, public-interest litigation groups, employees and other stakeholders - of a wide spectrum of viewpoints and perspectives. A report on the audit, prepared at reasonable cost and omitting confidential or proprietary information, should be publicly disclosed on the Company's website.

Supporting Statement:

Tremendous public attention has focused recently on workplace and employment practices. All agree that employee success should be fostered and that no employees should face discrimination, but there is much disagreement about what non-discrimination means.

Concern stretches across the ideological spectrum. Some have pressured companies to adopt "Diversity, Equity & Inclusion" (DEI) programs that seek to establish "racial/social equity," which appears to mean the distribution of pay and authority on the basis of race, sex, orientation and ethnic categories rather than by merit.[1] Where adopted, such programs raise significant objection, including concern that DEI programs are themselves deeply racist, sexist and otherwise discriminatory.[2]

Many companies have been found to be sponsoring and promoting overtly and implicitly discriminatory employee-training and other employment and advancement programs, including Bank of America, American Express, Verizon, Pfizer, CVS, and YUM! Brands itself.[3]

This disagreement and controversy create massive reputational, legal and financial risk. If the Company is, in the name of equity, diversity and inclusion, committing illegal or unconscionable discrimination against employees deemed "non-diverse," then the Company will suffer in myriad ways- all of them both unforgivable and avoidable.

In developing the audit and report, the Company should consult civil-rights and public-interest law groups but it must not compound error with bias by relying only on left-leaning organizations. Rather, it must consult groups across the spectrum of

viewpoints. This includes right-leaning civil-rights groups representing people of color, such as the Woodson Center[4] and Project 21,[5] and groups that defend the rights and liberties of *all* Americans, not merely the ones that many companies label "diverse." All Americans have civil rights; to behave otherwise is to invite disaster.

Similarly, when including employees in its audit, the Company must allow employees to speak freely without fear of reprisal or disfavor, and in confidential ways. Too many employers have established company stances that themselves chill contributions from employees who disagree with the company's asserted positions, and then have pretended that the employees who have been empowered by the companies' partisan positioning represent the true and only voice of all employees. This by itself creates a deeply hostile workplace for some groups of employees, and is both immoral and likely illegal.

[1] https://www.sec.gov/Archives/edgar/data/1048911/000120677421002182/fdx3894361defl4a.htm#StockholderProposals8 8; https://www.sec.gov/divisions/corpfin/cf-noaction/I4a8/2021/asyousownike051421-14a8-incoming.pdf; https://www.sec.gov/divisions/corpfin/cf-noaction/ I4a8/2021/nyscrfamazon0 12521-14a8-incoming.pdf; https://www.sec.gov/Archives/edgar/data/ 1666700/000119312521079533/dl08785ddefl4a.htm#rom10878558

[2] https://www.americanexperiment.org/survey-says-americans-oppose-critical-race-theory/; https://www.newsweek.com/majority-americans-hold-negative-view-critical-race-theory-amid-controversy1601337; https://www.newsweek.com/coca-cola-facing-backlash-says-less-white-learning-plan-was-aboutworkplace-inclusion-1570875;https://nypost.corn/2021/08/11/american-express-tells-its-workers-capitalism-is-racist/ ;https://www.city-journal.org/verizon-critical-race-theory-training

[3] https://www.city-journal.org/bank-of-america-racial-reeducation-program; https://www.city-journal.org/verizoncritical- race-theory-training; https://nypost.com/2021/08/11/american-express-tells-its-workers-capitalism-is-racist; https://www.foxbusiness.com/politics/cvs-inclusion-training-critical-race-theory; https://www.msn.com/enus/money/other/pfizer-sets-race-based-hiring-goals-in-the-name-of-fighting-systemic-racism-gender-equitychallenges/ar-AAOiSwJ;https://www.thecollegefix.com/federal-investigation-launched-into-mba-program-that-excludes-white-males/

[4] https://woodsoncenter.org/

[5] https://nationalcenter.org/project-21/

What is the Company's Position Regarding this Proposal?

Statement in Opposition to Shareholder Proposal

Our Board of Directors unanimously recommends that shareholders vote AGAINST this proposal, as it would divert time and resources that the Company has determined would be better used to support our human capital management strategy, which includes the advancement of strategic workplace and employment practices related to the implementation of our equity, inclusion and belonging initiatives, in a way that is consistent with the Company's values and its mission to make room for all people and voices at our tables, as well as applicable law. The Company is confident that its approach will be beneficial to all stakeholders and that its efforts have not created the "overtly and implicitly discriminatory employee-training and other employment and advancement programs" that the proponent suggests may exist. In fact, the Company has taken great steps towards efforts to make the Company an employer of choice for people from all backgrounds.

YUM is focused on making room for all people and voices at our tables by taking bigger and bolder steps to ensure that we reflect the customers and communities we serve in every corner of our business. The board and management believe that this will ultimately fuel long-term growth and help build brands that people trust and champion. At YUM, our first priority is our people. To this end, the Company's overarching principles dealing with the creation of a welcoming environment to all employees is codified in the YUM! Global Code of Conduct ("Code"). The Code, which was adopted by our Board of Directors, provides that "YUM, and its subsidiaries, are committed to ensuring our employees are treated with respect and dignity which includes a workplace that is free from discrimination, harassment, bullying, illegal substances and unsafe conditions. The Code further makes clear that the Company "recruits, hires, compensates, develops, promotes, disciplines and terminates individuals based upon merit and without regard to a person's race, color, creed, religion, sex (including pregnancy, childbirth, and medical conditions related to pregnancy, childbirth and breastfeeding), age, mental or physical disability, protected medical condition, physical impairment, genetic information, sexual orientation, gender, gender identity, gender expression, sex stereotyping, national origin, ancestry, nationality, social or ethnic origin, military or veteran status, marital status, citizenship status, political affiliation, or other legally protected status. The Company is confident that its efforts to create a more inclusive workplace for all people are designed in a way that is entirely consistent with the ideals set forth in the Code.

Day-to-day oversight for equity, inclusion and belonging starts with our Global Leadership Team and is managed by our global Equity, Inclusion & Belonging team, led by YUM Brands' Chief Equity & Inclusion Officer. Building on our ongoing efforts and starting from the inside out, YUM is strengthening and implementing plans for our corporate offices and company-owned restaurants with a focus on:

■ Creating more diverse representation among our executive and management ranks, including elevating women into leadership to achieve gender parity globally by 2030, in alignment with our partner Paradigm for Parity;

■ In the U.S., increasing underrepresented people of color and gender diversity including Black, Hispanic/Latino, Asian-American, women and LGBTQ+ leaders and employees; and

■ Expanding the multicultural competency of our existing corporate workforce through increased access to global "Inclusive Leadership" experiences, individual equity and inclusion commitments and engagement in our employee resource groups (ERGs).

Further, the Company is committed to accomplishing these goals in a transparent manner, highlighted by its continued disclosure initiatives in this space. Since 2019, the Company has publicly disclosed a detailed Workforce Diversity Report and, more recently, has taken the additional step of making its Form EE0-1 disclosure public. The Company acknowledges the importance of transparency in related disclosures and expects to continue making accurate reports of progress against these goals.

The Board unanimously recommends that shareholders vote AGAINST this proposal, as it would divert time and resources that the Company has determined would be better used to support our human capital management strategy, including efforts focused on the implementation of our equity, inclusion and belonging initiatives. As set forth above, the Company is confident that the implementation of this strategy has been done in a way that is consistent with the Company's values and its mission to make room for all people and voices at our tables.

What Vote is Required to Approve this Proposal?

Approval of this proposal requires the affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote at the Annual Meeting.

What is the Recommendation of the Board of Directors?

 The Board of Directors recommends that you vote **"AGAINST"** this proposal.

Item 8   Shareholder Proposal Regarding Disclosure of Share Retention Policies for Named Executive Officers Through Normal Retirement Age (Item 8 on the Proxy Card)

What am I Voting on?

The New York State Common Retirement Fund has advised us that it intends to present the following shareholder proposal at the Annual Meeting. We will furnish the address and share ownership of the proponent upon request. In accordance with

Proxy Statement

federal securities regulations, we have included the text of the proposal and supporting statement exactly as submitted by the proponent. We are not responsible for the content of the proposal or any inaccuracies it may contain.

RESOLVED: Shareholders of YUM! Brands, Inc. ("Company") urge the Compensation Committee of the Board of Directors ("Committee") to disclose if, and how, it seeks to require that named executive officers retain a significant percentage of shares acquired through equity compensation programs until reaching normal retirement age.

In its discretion, the Committee may wish to consider:

- Defining normal retirement age based on the Company's qualified retirement plan with the largest number of participants,
- Adopting a share holding period requirement of at least one year after they retire or separate from the Company,[1] and
- Whether this supplements any other share ownership requirements that have been established for senior executives.

This policy should be implemented so as not to violate the Company's existing contractual obligations or the terms of any compensation or benefit plan currently in effect.

Supporting Statement:

Equity-based compensation is an important component of senior executive compensation at our Company. While we encourage the use of equity-based compensation for senior executives, we are concerned that our Company's senior executives generally do not have to hold shares received from equity compensation plans after meeting targets.

We are especially concerned that in 2022 significantly more of the Company's shareholders voted to oppose the compensation of the Companies' named executive officers ("say-on-pay" vote) than the year before.

Our proposal seeks to better link executive compensation with long-term performance by requiring meaningful retention of shares senior executives receive from the Company's equity compensation plans. Requiring named executives to hold a significant percentage of shares obtained through equity compensation plans until they reach retirement age, regardless of when the executive retires, will better align the interests of executives with the interests of shareholders and the Company.

In our opinion, the Company's current share ownership guidelines for senior executives do not go far enough to ensure that the Company's equity compensation plans continue to build stock ownership by senior executives over the long term. We believe that requiring senior executives to only hold shares equal to a set target loses effectiveness over time. After satisfying these target holding requirements, senior executives do not have to hold the additional shares they receive in equity compensation. We believe that requiring executives to retain a portion of all annual stock awards provides incentives to avoid short-term thinking and to promote long-term, sustainable value.

---

[1] *https://www.cii.org/files/ciicorporategovernancepolicies/20190918NewExecCompPolicies.pdf*

What is the Company's Position Regarding this Proposal?

Statement in Opposition to Shareholder Proposal

Our Board of Directors unanimously recommends that shareholders vote AGAINST this proposal, as it is not needed on account of the effectiveness of our current ownership requirements for executives and it would not provide any additional benefit to our shareholders and could negatively impact our ability to attract and retain the best talent available.

The Board's Management Planning and Development Committee ("Committee") has established stock ownership guidelines for approximately 210 of our senior employees, including our executive leadership. If a covered executive does not meet his or her ownership guidelines, he or she is not eligible for a long-term equity incentive award. In 2022, all executive officers subject to guidelines met or exceeded their ownership guidelines.

Requiring that our executive officers retain a "significant percentage" of shares acquired through equity compensation programs until reaching normal retirement age would place unnecessary restrictions on the Committee's ability to design a

compensation program that drives long-term value for the company by retaining and recruiting world class talent. In addition, such a requirement would create an unnecessary burden for our executives that is not well designed to best serve the aims of our compensation program's goals. Our executive compensation program implements long-term vesting and performance periods (featuring objective performance measures) that are designed to drive Company performance and long term shareholder value. This design, coupled with our current ownership requirements, is most appropriate to align shareholder and executive interests over the long term.

A significant portion of our executive officers' total compensation is performance-based and paid in a mix of an annual cash bonus and long-term incentive equity awards, which are made up of performance share units, stock appreciation rights and restricted stock units. These awards vest over three- (PSUs) and four- (SARs and RSUs) year periods from the date of grant. The Committee believes that focusing on performance-based compensation and long-term incentive awards is the best way to properly incentivize and motivate our executives to build long-term shareholder value. The Board is confident that our current compensation program design is best positioned to align our executive compensation to long-term shareholder returns and that requiring executives to hold a significant number of Company shares until retirement – without consideration of the value of their existing stock ownership – would not provide any benefit to shareholders and would be unnecessarily burdensome to our executives. In addition, the proposed policy is not consistent with current market practices among our peers and the Board is concerned that if this policy were implemented it could negatively affect our ability to retain and recruit highly talented executives.

The Board believes that our current stock ownership guidelines are effective in aligning executive and shareholder interests, as our executive officers are already required to hold significant amounts of our shares and in longer-tenured roles, greatly exceed those requirements. YUM's current policy requires that our executive officers hold shares of our common stock at least equal to a multiple of their base salary as follows:

- Chief Executive Officer – seven times
- Chief Financial Officer and Chief Operating Officer & Chief People Officer – three times
- Other Named Executive Officers – three times

See the section titled "Executive Stock Ownership Guidelines" on page 66 for more information.

In addition, under our Code of Conduct, no employee or director is permitted to engage in securities transactions that would allow them either to insulate themselves from, or profit from, a decline in the Company stock price. Similarly, no employee or director may enter into hedging transactions in the Company's stock. Under YUM's policies, such transactions include (without limitation) short sales as well as any hedging transactions in derivative securities (e.g. puts, calls, swaps, or collars) or other speculative transactions related to YUM's stock. Pledging of Company stock is also prohibited.

Our Board of Directors believes that our executive compensation program, including our stock ownership guidelines and other related policies, effectively create alignment of the interests of our executive officers and the creation of long-term value for shareholders, and, as result the actions called for under this proposal are not beneficial or necessary.

What Vote is Required to Approve this Proposal?

Approval of this proposal requires the affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote at the Annual Meeting.

What is the Recommendation of the Board of Directors?

 The Board of Directors recommends that you vote **"AGAINST"** this proposal.

Item 9   Shareholder Proposal Regarding Issuance of Report on Paid Sick Leave (Item 9 on the Proxy Card)

What am I Voting on?

United Church Funds has advised us that it intends to present the following shareholder proposal at the Annual Meeting. We will furnish the address and share ownership of the proponent upon request. In accordance with federal securities regulations, we have included the text of the proposal and supporting statement exactly as submitted by the proponent. We are not responsible for the content of the proposal or any inaccuracies it may contain.

WHEREAS: Nearly 28 million people working in the private sector in the U.S. have no access to earned sick time, or "paid sick leave" (PSL), for short-term health needs and preventive care.[1] Working people in the United States face an impossible choice when they are sick: to stay home and risk their economic stability, or to go to work and risk their health and the public's health.

The vast majority (62%) of the lowest earning 10% of American employees do not have access to PSL.[2] 48% of Latinx workers and 36% of Black workers report having no paid time away from work of any kind.[3]

As the COVID-19 pandemic has shown, PSL is a crucial contributor to improved public health outcomes, allowing workers exposed to illness to quarantine. One study found a 56% reduction in COVID-19 cases per state as a result of temporary federally mandated PSL,[4] and others an 11-30% reduction in influenza-like illnesses from state and local mandates.[5] State and local PSL mandates have been shown to reduce the rate at which employees report to work ill in low-wage industries where employers don't tend to provide PSL, lowering disease and absence rates.[6]

PSL increases productivity[7] and reduces turnover, which reduces hiring costs.[8] This is important for lower-wage industries with high turnover. Companies across sectors, such Darden,[9] Facebook,[10] Home Depot, Levi's,[11] and Patagonia[12] are expanding and disclosing their policies to benefit their employees and bolster their brands.[13]

YUM! Brands discloses that it provides 4 Weeks Vacation + Holidays.[14] However, it does not publicly describe its paid sick leave policy, aside from noting the company is "expanding paid sick time" in the 2021 sustainability report.[15]

It is not clear if there are any PSL provisions at YUM! Brands to protect franchise employees. YUM has 53,000 restaurants (KFC, Taco Bell, Pizza Hut, Habit Burger) in 157 countries and reports that 98% of these stores are franchised.[16]

More transparency on the company's policies, such as worker eligibility requirements, hours of PSL provided by worker classification, requirements for using PSL, applicability to workers of company-owned versus franchise locations, and whether PSL can be used to care for a family member who is ill, will help investors understand how the company manages this human capital management, brand maintenance, and public health issue.

Increasing transparency of YUM! Brands' paid sick leave policy would help the company demonstrate how it is implementing its commitment to "providing safe and healthy work environments for all employees."[17]

RESOLVED: Shareholders of YUM! Brands ask the company to issue a report analyzing the provision of paid sick leave among franchise employees and assessing the feasibility of inducing or incentivizing franchisees to provide some amount of paid sick leave to all employees.

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[1] https://www.bls.gov/news.release/pdf/ebs2.pdf

[2] https://www.bls.gov/news.release/pdf/ebs2.pdf

[3] https://www.bls.gov/news.release/leave.t01.htm

[4] https://www.healthaffairs.org/doi/10.1377/hlthaff.2020.00863

[5] https://www.nber.org/system/files/working_papers/w26832/w26832.pdf

[6] *https://voxeu.org/article/pros-and-cons-sick-pay*

[7] *https://voxeu.org/article/pros-and-cons-sick-pay*

[8] *https://www.ncbi.nlm.nih.gov/pmc/articles/PMC5649342/*

[9] *https://www.darden.com/careers/restaurant-careers*

[10] *https://techcrunch.com/2017/02/07/facebook-parental-leave-bereavement-benefits/*

[11] *https://hrexecutive.com/levis-to-offer-paid-sick-leave-to-part-time-workers/*

[12] *https://www.patagonia.com/stories/family-business-weighing-the-business-case/story-32958.html*

[13] *https://techcrunch.com/2017/02/07/facebook-parental-leave-bereavement-benefits/*

[14] *https://www.yum.com/wps/portal/yumbrands/yumbrands/careers*

[15] *https://www.yum.com/wps/wcm/connect/yumbrands/5c5d560b-8d77-4ea2-bdc0-bc9f595bdc2c/R4G-Report-2021.pdf?MOD=AJPERES&CVID=o9EO5zQ*

[16] *https://s2.q4cdn.com/890585342/files/doc_financials/2021/ar/2021-annual-report.pdf*

[17] *https://s2.q4cdn.com/890585342/files/doc_governance/2022/06/Code-of-Conduct-English.pdf*

Supporting Statement:

The report may include an assessment of potential avenues for the company to influence franchisees to take the requested action(s) on paid sick leave, such as financial incentives, franchise agreements, or other means.

What is the Company's Position Regarding this Proposal?

Statement in Opposition to Shareholder Proposal

Our Board of Directors unanimously recommends that shareholders vote AGAINST this proposal, as it would divert time and resources that the Company has determined would be better used to support our total rewards strategy for our employees. In addition, the proposal seeks for the Company to collect information about the employees of its franchisees, who independently own and operate their businesses, and for which the Company does not have consistent or complete access to franchise employment data. Our franchisees are independently responsible for the employment relationship with their employees and the Company is not involved in these matters.

For its own workforce, the Company does devote significant time and attention to attract, develop and retain the most capable talent available to drive performance and create long-term shareholder value. Part of these efforts are based on our developing a total rewards compensation package for all employees that is competitive with market practice. In addition to providing competitive offerings from a total rewards perspective, the Company also seeks to attract and retain the best talent by offering employees an inclusive workplace, with programs that support our diverse group of employees and help provide them with careers that are rewarding financially and fulfilling personally. Our Board and executive management play a leading role in overseeing our overarching human capital strategy, which includes total rewards, equity, inclusion and belonging, career development, and employee health and safety.

The emphasis placed on our total rewards program demonstrates how important our talent is to the Company's success. Given this elevated level of importance, the Company seeks to offer competitive wages and benefits which are designed to meet our employees' expectations and needs. Some of our benefit programs include annual bonuses, 401(k) plan, stock awards, health insurance benefits, paid time off, flexible or hybrid work schedules, family leave, parental leave, dependent care programs, employee assistance programs, tuition assistance and scholarships, depending on eligibility.

During the COVID-19 pandemic, we began providing enhanced benefits to employees, including our Company-owned restaurant employees. These enhanced benefits included paid sick leave for all employees, including part-time employees, without a minimum hours requirement. This paid sick leave benefit remains in place today. Every Company employee currently has access to at least three days of paid sick leave beginning on the first day of employment. This amount is greater in jurisdictions which require a greater minimum number of paid sick leave days to be provided. This benefit is available regardless of an employee's scheduled hours and may be used if the employee is sick, or if they need to care for a family member in their household who is ill.

In addition, our employees have access to various medical plan options through UMR (a subsidiary of United Healthcare). Under the UMR plans, employees and their covered dependents have access to differing suites of benefits based on their individual preferences.

The shareholder proposal seeks to have the Company provide a report regarding the provision of paid sick leave benefits by its franchisees. As mentioned above, our 1,500 franchisees independently own and operate their restaurants and are responsible for the entirety of the employment relationship with their employees. Many of our franchisees are themselves large corporations that have their own human resources departments that are developing total rewards strategies to attract and retain top talent. Like YUM, our franchisees are incentivized to offer competitive total rewards programs so that they may compete effectively for talent in geographies within which they operate. YUM does not interfere with the employment practices of our franchisees or otherwise micromanage their benefits offerings. As a result, YUM does not have readily available access to data regarding the specific paid sick leave policies of each of its franchisees. This would make collecting the data requested by the proponent both costly and time consuming, without providing a real benefit to our employees, franchisee employees or shareholders.

Further, preparing a report on how the Company could induce or incentivize franchisees to adopt a particular paid sick leave policy would require the expenditure of considerable time and money and would not be beneficial, as this ignores the fact that our franchisees are solely responsible for the employment relationship with their employees and that they are already appropriately incentivized to provide competitive benefits packages, as they need to do so in order to ensure the success of their own businesses.

In summary, the proposal would divert time and resources that the Board has determined would be better used to support our business, including its total rewards strategy.

What Vote is Required to Approve this Proposal?

Approval of this proposal requires the affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote at the Annual Meeting.

What is the Recommendation of the Board of Directors?

 The Board of Directors recommends that you vote **"AGAINST"** this proposal.

STOCK OWNERSHIP INFORMATION

Who are Our Largest Shareholders?

This table shows ownership information for each YUM shareholder known to us to be the owner of 5% or more of YUM common stock. This information is presented as of December 31, 2022 and is based on a stock ownership report on Schedule 13G filed by such shareholders with the SEC and provided to us.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percent of Class
The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355	22,707,954[1]	8.06%
Blackrock Inc. 55 55 East 52nd Street New York, NY 10055	20,897,445[2]	7.4%

(1) The filing indicates sole voting power for 0 shares, shared voting power for 394,636 shares, sole dispositive power of 21,550,861shares and shared dispositive power for 1,157,093 shares.

(2) The filing indicates sole voting power for 18,351,000 shares, shared voting power for 0 shares, sole dispositive power for 20,897,445 shares and shared dispositive power for 0 shares.

How Much YUM Common Stock is Owned by Our Directors and Executive Officers?

This table shows the beneficial ownership of YUM common stock as of December 31, 2022 by

- each of our directors,
- each of the executive officers named in the Summary Compensation Table on page 68, and
- all directors and relevant executive officers as a group.

Unless we note otherwise, each of the following persons and their family members have sole voting and investment power with respect to the shares of common stock beneficially owned by him or her. None of the persons in this table (nor the Directors and executive officers as a group) holds in excess of one percent of the outstanding YUM common stock. Please see the table above setting forth information concerning beneficial ownership by holders of five percent or more of YUM's common stock.

Proxy Statement

The table shows the number of shares of common stock and common stock equivalents beneficially owned as of December 31, 2022. Included are shares that could have been acquired within 60 days of December 31, 2022 through the exercise of stock options, stock appreciation rights ("SARs") or distributions from the Company's deferred compensation plans, together with additional underlying stock units as described in footnote (4) to the table. Under SEC rules, beneficial ownership includes any shares as to which the individual has either sole or shared voting power or investment power and also any shares that the individual has the right to acquire within 60 days through the exercise of any stock option or other right.

| Name | Beneficial Ownership | | | | Additional Underlying Stock Units[4] | Total |
	Number of Shares Beneficially Owned[1]	Options/ SARs Exercisable within 60 Days[2]	Deferral Plans Stock Units[3]	Total Beneficial Ownership		
Paget Alves	6,309	–	–	6,309	10,796	17,105
Keith Barr	–	–	–	–	6,777	6,777
Christopher Connor	–	–	–	–	15,508	15,508
Brian C. Cornell	452	1,981	–	2,433	27,533	29,966
Tanya Domier[5]	4,957	–	–	4,957	10,264	15,221
Mirian M. Graddick-Weir	1,233	4,451	–	5,684	34,774	40,458
Thomas C. Nelson	18,612	4,451	–	23,063	72,631	95,694
Justin Skala	11,280	1,424	–	12,704	7,932	20,636
Annie Young-Scrivner	4,171	–	–	4,171	2,636	6,807
David Gibbs[5]	97,608	296,052	49,166	442,826	86,057	528,883
Christopher Turner	8,883	13,559	11,582	34,024	3,916	37,940
Tracy Skeans[5]	20,682	66,388	10,594	97,664	11,182	108,846
Mark King	11,759	10,296	8,621	30,676	2,741	33,417
Aaron Powell	4,933	234	1,043	6,210	19,475	25,685
All Directors and Executive Officers as a Group (17 persons)	221,758	554,723	89,840	866,321	347,867	1,214,188

(1) Shares owned outright. These amounts include the following shares held pursuant to YUM's 401(k) Plan as to which each named person has sole voting power:

- *Ms. Skeans, 2,836*
- *all relevant executive officers as a group, 3,915 shares*

(2) The amounts shown include beneficial ownership of shares that may be acquired within 60 days pursuant to SARs awarded under our employee or director incentive compensation plans. For SARs, we report the shares that would be delivered upon exercise (which is equal to the number of SARs multiplied by the difference between the fair market value of our common stock at year-end and the exercise price divided by the fair market value of the stock).

(3) These amounts shown reflect units denominated as common stock equivalents held in deferred compensation accounts for each of the named persons under our Director Deferred Compensation Plan or our Executive Income Deferral Program and include full value awards. Amounts payable under these plans will be paid in shares of YUM common stock at termination of directorship/employment or within 60 days, if so elected.

(4) The amounts shown include units denominated as common stock equivalents held in deferred compensation accounts which become payable in shares of YUM common stock at a time (a) other than at termination of directorship/employment and (b) after 60 days.

(5) For Ms. Domier, these shares are held in a trust. For Mr. Gibbs and Ms. Skeans, 65,893 and 7,251 of these shares are held in trusts, respectively.

DELINQUENT SECTION 16(A) REPORTS

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors, executive officers and persons who own more than 10% of the outstanding shares of YUM common stock to file with the SEC reports of their ownership and changes in their ownership of YUM common stock. Directors, executive officers and greater-than-ten percent shareholders are also required to furnish YUM with copies of all ownership reports they file with the SEC. To our knowledge, based solely on a review of the copies of such reports furnished to YUM and representations that no other reports were required, all of our directors and executive officers complied with all Section 16(a) filing requirements during fiscal 2022.

Proxy Statement

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This Compensation Discussion and Analysis ("CD&A") describes our executive compensation philosophy and program, the compensation decisions of the Management Planning and Development Committee (the "Committee") for our named executive officers ("NEOs") and factors considered in making those decisions.

Table of Contents

I. Executive Summary

A. YUM 2022 Performance

The Company's 2022 performance was strong, resulting in system sales growth of 6%, underpinned by 4% same-store sales growth and 4% unit growth. Notably, our unit growth set an industry record for the second year in a row. Each of our four global Brands contributed to the strength we saw in 2022 with positive system sales growth and net-new unit development. This diversified strength illustrates the continued health of our global system, driven by iconic Brands, strong unit economics and the unmatched operating capability of our committed, and well-capitalized franchise partners. In 2022, we opened 4,560 gross units, marking the strongest development year in YUM's history and setting an industry record for unit development for the second year in a row, topping the previous record we set in 2021 of 4,180 gross units. This unit development over the last two years is a strong demonstration that our Brands are growing and that our franchisees are aligned with our growth strategy. Notably, these results were achieved even as the Company's 2022 financial performance was adversely affected by the war in Ukraine and the decision to cease operations in Russia.

Additionally, the Company reached new heights in digital capabilities, leading to over $24 billion in digital sales, a meaningful increase over the prior year and a further indicator that our digital-focused consumer options continue to gain momentum. In 2022, we continued to capitalize on the structural advantages of our diversified global portfolio by leveraging our unmatched global scale, sophisticated supply chains, marketing and consumer insights expertise, and our still growing digital and technology capabilities to fuel growth and deliver consistently strong results.

As we move into 2023, we are confident that we will continue to build the world's most loved and trusted brands while delivering lasting value for our stakeholders. To accomplish these goals, we will continue to leverage our Recipe for Good Growth, under which we will continue to focus on four key growth drivers which we rely on to guide our long-term strategy and forms the basis of the Company's strategic plans to accelerate same-store sales growth and net-new restaurant development around the world. The Company remains focused on building the world's most loved, trusted and fastest growing restaurant brands by:

- growing Unrivaled Culture and Talent to leverage our culture and people capability to fuel brand performance and franchise success;
- developing Unmatched Operating Capability by recruiting and equipping the best restaurant operators in the world to deliver great customer experiences;
- building Relevant, Easy and Distinctive Brands by innovating and elevating iconic restaurant brands that people trust and champion; and
- achieving Bold Restaurant Development by driving market and franchise expansion with strong economics.

By leveraging our Recipe for Good Growth — our roadmap for social responsibility, risk management and sustainable stewardship of people, food and planet, internally and across our supply chain and franchise system — we will elevate the importance of people and continue building an equitable and inclusive culture that, in turn, helps us better serve our customers and communities in which we operate. We remain confident in our business model and in the strength of our iconic Brands as we look to further accelerate our growth in 2023.

2022 Performance Highlights[1]

Gross New Builds	Digital Sales	System Sales Growth	Same Store Sales Growth	Core Operating Profit Growth	GAAP Operating Profit Growth
4,560 The most in Yum!'s history	$**24** billion	6%	4%	6%	2%

(1) See pages 29, 33 and 35-36 in Item 7 of YUM's Form 10-K for the fiscal year ended on December 31, 2022 for a discussion of Core Operating Profit in 2022. System Sales Growth excludes impact of foreign currency translation.

B. Named Executive Officers

The Company's NEOs for 2022 were as follows:

Name	Title
David W. Gibbs	Chief Executive Officer
Chris Turner	Chief Financial Officer
Mark King	Chief Executive Officer of Taco Bell Division
Tracy L. Skeans	Chief Operating Officer and Chief People Officer
Aaron Powell	Chief Executive Officer of Pizza Hut Division

Proxy Statement

C. Compensation Philosophy

The business performance of the Company is of the utmost importance in how our executives are compensated. Our compensation program is designed to both support our long-term growth model and hold our executives accountable to achieve key annual results year after year. YUM's compensation philosophy for the NEOs is reviewed annually by the Committee and has the following objectives:

| | Pay Element | | |
Objective	Base Salary	Annual Performance-Based Cash Bonuses	Long-Term Equity Performance-Based Incentives
Attract and retain the best talent to achieve superior shareholder results—To be consistently better than our competitors, we need to recruit and retain superior talent who are able to drive superior results. We have structured our compensation programs to be competitive and to motivate and reward high performers.	✓	✓	✓
Reward performance—The majority of NEO pay is performance-based and therefore at risk. We design pay programs that incorporate team and individual performance goals that lead to shareholder return.		✓	✓
Emphasize long-term value creation—Our belief is simple: if we create value for shareholders, then we share a portion of that value with those responsible for the results.			✓
Drive ownership mentality—We require executives to invest in the Company's success by owning a substantial amount of Company stock.			✓

D. Compensation Overview

2022 Compensation Highlights

- In January of 2022, the Committee made the following decisions and took the following actions:
  - The Committee continued to set our CEO target for total direct compensation (base salary, annual cash bonus and annual long-term incentive award value at grant date) at a level near the median of our Executive Peer Group (defined at page 64) for the CEO role; and
  - The Committee set the equity mix for our NEOs' annual long-term incentive awards at 25% stock appreciation rights ("SARs"), 25% restricted stock units ("RSUs") and 50% performance share units ("PSUs"). This change to our equity mix (formerly 50% SARs and 50% PSUs) was made in response to shareholder feedback, in alignment with our business strategy and compensation philosophy.
- In February of 2022, the Committee certified that our 2019 PSU awards paid out at 88% of target, based on the Company's Total Shareholder Return ("TSR") at the 50th percentile compared to the S&P 500 Consumer Discretionary Index and Earnings Per Share ("EPS") growth of 10% CAGR, for the 2019-2021 performance cycle (see discussion of PSUs at page 55).
- **Say on Pay.** At our May 2022 Annual Meeting of Shareholders, shareholders approved our "Say on Pay" proposal in support of our executive compensation program, with approximately 52% of votes cast in favor of the proposal. This result led to expanded outreach efforts to shareholders to ensure that the Committee was properly apprised of any concerns shareholders had with our executive compensation program with respect to decisions made in 2021 and going forward. These efforts are described in more detail immediately below and on page 61.
- **Shareholder Outreach.** In response to the results of our annual vote on our executive compensation program at our 2022 annual meeting of shareholders, where approximately 52% of our shareholders supported our advisory vote on executive compensation, we bolstered our longstanding shareholder outreach program efforts. Committee and management team members from compensation, sustainability, investor relations and legal proactively took steps to engage with shareholders and listen to shareholders' feedback regarding our compensation program, including the Accelerating Profitable Growth ("APG") PSU in 2021. This engagement allowed for us to better understand our investors' opinions on our compensation practices and to actively respond to their questions or concerns. Our outreach efforts

Proxy Statement

during 2022 served to reinforce our open-door policy for shareholder engagement. For 2022, these engagement efforts included contacting our largest 35 shareholders, representing ownership of greater than 50% of our shares and discussing our compensation program philosophy (as well as the APG PSU), with 15 of them, representing greater than 20% ownership of the Company. The feedback received during these meetings, as well as the Committee's reaction to that feedback, is discussed further on page 61.

■ **Change in PSU Metrics.** Due to the waning negative impact of the pandemic on the Committee's ability to set targets which include operating metrics, our annual PSU grants made to our executive officers in 2022 will be earned based on 50% System Sales Growth and 50% Core Operating Profit Growth targets, with a TSR modifier relative to the S&P 500 Consumer Discretionary Index which can increase or decrease payouts by up to 25% (but cannot result in a payout exceeding 200%).

The Committee determined this change was consistent with the Company's overall business strategy, our compensation philosophy and market practice. PSUs are discussed in more detail on page 55.

2023 Changes to Compensation Program

■ **YUM Leaders' Bonus ESG Focused Individual Factor**. Under the YUM Leaders' Bonus plan, each of our NEO's individual performance factor is determined by the Committee based upon its subjective determination of the NEO's individual performance for the year, including consideration of specific objective individual performance goals set at the beginning of the year.

For 2022, the six performance categories considered by the Committee included: (i) Fostering Unrivaled Culture and Talent; (ii) Driving Bold Restaurant Development and Returns; (iii) Building Relevant, Easy and Distinctive Brands; (iv) Developing Unmatched Operating Capability; (v) Implementation of our Recipe for Good Growth; and (vi) Delivering on Shareholder Promises.

Beginning in 2023, our executives' individual performance will be evaluated against a more targeted ESG-centric goal, which combines talent commitments previously captured in the Unrivaled Culture and Talent goal and certain People, Food and Planet commitments found in our Recipe for Good Growth. This intentional change is designed to drive enhanced performance against quantifiable ESG metrics and refocus and elevate the current evaluation of the implementation of our 2023 Recipe for Good Growth.

E. Relationship between Company Pay and Performance for the CEO

To focus on both the short-term and long-term success of the Company, approximately 91% of our CEO's annual target compensation is "at-risk" pay, with the compensation paid based on Company results. If short-term and long-term financial and operational target goals are not achieved, then performance-related compensation will decrease. If target goals are exceeded, then performance-related compensation will increase. As demonstrated below, our target annual pay mix for our CEO emphasizes our commitment to "at-risk" pay in order to tie pay to performance. The discussion in this section is limited to Mr. Gibbs, our CEO for 2022. Our other NEOs' target annual compensation is subject to a substantially similar set of considerations, which are discussed in Section III, 2022 Named Executive Officer Total Direct Compensation and Performance Summary, found at pages 58 to 60 of this CD&A.

Proxy Statement

CEO Target Pay Mix–2022



CEO Total Direct Compensation

The Committee sets the CEO's target for total direct compensation (base salary, annual cash bonus and annual long-term incentive award value at grant date) taking into account Company performance, the CEO's performance, time in role, other job-related factors and the range of market practices of our Executive Peer Group. The Committee was highly satisfied with Company results and the exemplary leadership of Mr. Gibbs in 2021 and expected that the Company would continue to build on that momentum in 2022. In January 2022, Mr. Gibbs' target total direct compensation was set near the median of our Executive Peer Group. For 2022, 75% of our CEO's target total direct compensation was in the form of long-term equity incentive compensation.

CEO Total Direct Compensation vs. Performance

	2020	2021	2022
Core Operating Profit Growth[1]	-7%	18%	6%
System Sales Growth[2]	-4%	13%	6%
Total Shareholder Return[3]	10%	30%	-6%



($MM)

Legend: ■ Base ■ Bonus ■ Stock ■ SARs ■ RSUs ■ PSUs ■ APG PSU[4]

○ Target Total Direct Compensation

(1) A measure of results of operations for the purpose of evaluating performance against targets set under our YUM Leaders' Bonus Program and the annual PSU grant in 2022. See pages 29, 33 and 35-36 in Item 7 of YUM's Form 10-K for the fiscal year ended on December 31, 2022 for a discussion of Core Operating Profit in 2022.

(2) System sales growth excludes the impact of foreign currency translation and, for 2020, the impact of a 53rd week in 2019.

(3) Total shareholder return is calculated as the change in YUM share price from the beginning of the respective year until the year-end, adjusted for dividends paid.

(4) The Accelerating Profitable Growth ("APG") PSU was only granted in 2021 and is not relevant to other years disclosed in this proxy statement.

Proxy Statement

II. Elements of Executive Compensation Program

Our annual executive compensation program has three primary pay components: base salary; annual performance-based cash bonuses; and long-term equity performance-based incentives. We also offer retirement and other benefits.

Element	Objective	Form
Base salary	Attract and retain high-caliber talent and provide a fixed level of cash compensation	Cash
Annual Performance-Based Cash Bonuses	Motivate high performance and reward short-term Company, team and individual performance	Cash
Long-Term Equity Performance-Based Incentives	Align the interests of executives with shareholders and emphasize long-term results	SARs, RSUs & PSUs
Retirement and Additional Benefits	Provide for long-term retirement income and basic health and welfare coverage	Various

A. Base Salary

We provide base salary to compensate our NEOs for their primary roles and responsibilities and to provide a stable level of annual compensation. A NEO's salary varies based on the role, level of responsibility, experience, individual performance, potential and market value. Specific salary increases take into account these factors. The Committee reviews each NEO's salary and performance annually.

B. Annual Performance-Based Cash Bonuses

Our performance-based annual bonus program, the YUM Leaders' Bonus Program, is a cash-based plan. The principal purpose of the YUM Leaders' Bonus Program is to motivate and reward short-term team and individual performance that drives shareholder value.

The formula for calculating the performance-based annual bonus under the YUM Leaders' Bonus Program is the product of the following:

Base Salary	X	Target Bonus Percentage	X	Team Performance (0 – 200%)	X	Individual Performance (0 – 150%)	=	Bonus Payout (0 – 300%)

Team Performance

The Committee carefully established final team performance measures, targets and weights in January 2022, following an extensive review of these items in August and November 2021, after receiving input and recommendations from management. The team performance targets were also reviewed by the Committee to ensure that the goals support the Company's overall strategic objectives.

The performance targets were developed through the Company's annual financial planning process, which takes into account KFC, Pizza Hut, Taco Bell and The Habit (each, a "Division") growth strategies, historical performance, and the expected future operating environment for each Division.

When setting targets for each specific team performance measure, the Company takes into account overall business goals and structures targets designed to motivate achievement of desired performance consistent with our growth commitment to shareholders.

A leverage formula for each team performance measure magnifies the potential impact that performance above or below the performance target will have on the calculation of the annual bonus. This leverage increases the payouts when targets are exceeded and reduces payouts when performance is below target. There is a threshold level of performance for all measures that must be met in order for any bonus to be paid, absent the use of discretion by the Committee in extraordinary circumstances.

Additionally, all measures have a cap on the level of performance over which no additional bonus will be paid regardless of performance above the cap.

The Committee may approve adjustments to Division targets or may exclude certain pre-established items from the financial results used to determine the annual bonus when doing so is consistent with the objectives and intent at the time the targets were originally set, in order to focus executives on the fundamentals of the Company's underlying business performance. As part of the 2022 target-setting process, the Committee decided that KFC, Pizza Hut, Taco Bell, Habit and/or YUM Operating Profit Growth performance for 2022 annual incentive purposes should be measured adjusting for certain factors that were not considered indicative of underlying business performance for the year. These factors included amounts associated with Special Items (as defined in our Form 10-K at page 29) and foreign currency translation.

Detailed Breakdown of 2022 Team Performance

The team performance targets, actual results, weights and overall performance for each measure for our NEOs are outlined below. The long-term drivers of value for YUM are profit growth, same-store sales growth and net-new unit development. Accordingly, the Committee approved these performance measures for the Company's annual incentive plan and these measures were included at both the corporate and divisional levels. For Divisions, the team performances were weighted 75% on Division operating measures and 25% on YUM team performance.

NEO	Measures	Target	Actual	Earned Award as % of Target	Weighting	Final Team Performance
	Team Performance					
Gibbs Skeans Turner	Core Operating Profit[1]	$2,321MM	$2,267MM	67	50%	34
	Growth	*8.25%*	*5.6%*			
	System Same-Store Sales Growth[2]	3.75%	3.90%	105	25%	26
	System Net-New Units	3,000	3,102	120	25%	30
	Growth	*5.6%*	*5.8%*			
	FINAL YUM TEAM FACTOR					**90**
Powell	Core Operating Profit[1]	$419MM	$405MM	60	50%	30
	Growth	*8.1%*	*4.4%*			
	System Same-Store Sales Growth[2]	3.90%	0.15%	0	25%	0
	System Net-New Units	910	706	51	12.5%	6
	Growth	*5.0%*	*3.8%*			
	System Gross New Units	1,390	1,584	183	12.5%	23
	Growth	*7.6%*	*8.6%*			
	Total Weighted Team Performance — PH Global (75%)					59
	Total Weighted Team Performance — YUM (25%)					90
	FINAL PH TEAM FACTOR					**67**
King	Core Operating Profit[1]	$827MM	$852MM	173	50%	87
	Growth	*9.0%*	*12.3%*			
	System Same-Store Sales Growth[2]	4.00%	7.90%	200	25%	50
	System Net-New Units	400	427	168	25%	42
	Growth	*5.1%*	*5.5%*			
	Total Weighted Team Performance — TB (75%)					179
	Total Weighted Team Performance — YUM (25%)					90
	FINAL TACO BELL TEAM FACTOR					**157**

(1) See pages 29, 33 and 35-36 in Item 7 of YUM's Form 10-K for the fiscal year ended on December 31, 2022 for a discussion of Core Operating Profit in 2022.

(2) Excludes the impact of foreign currency translation.

Individual Performance

Each NEO's individual performance factor is determined by the Committee based upon its subjective determination of the NEO's individual performance for the year, including consideration of specific objective individual performance goals set at the beginning of the year. Performance categories considered by the Committee include the NEO's performance in: Fostering Unrivaled Culture and Talent; Driving Bold Restaurant Development and Returns; Building Relevant, Easy and Distinctive Brands; Developing Unmatched Operating Capability; Implementation of our Recipe for Good Growth – focusing on People, Food and Planet; and Delivering on Shareholder Promises. The Committee's determinations with respect to the individual performance of our NEOs is set forth below from pages 58 to 60.

C. Long-Term Equity Performance- and Time-Based Incentives

We provide performance- and time-based equity awards weighted 75% and 25% respectively to our NEOs. These awards are designed to encourage long-term decision making that creates shareholder value, as well as to foster retention of executive talent. We use equity vehicles that motivate and balance the tradeoffs between short-term and long-term performance.

Our NEOs are awarded long-term incentives annually based on the Committee's subjective assessment of the following items for each NEO (without assigning weight to any particular item):

- Prior year individual and team performance
- Expected contribution in future years
- Consideration of the market value of the executive's role compared with similar roles in our Executive Peer Group
- Retention considerations
- Achievement of stock ownership guidelines

Equity Mix

Each year, the Committee reviews the mix of long-term incentives. For 2022, the Committee continued to choose SARs and PSU awards, and added RSUs, because these equity vehicles focus and reward management for enhancing long-term shareholder value, thereby aligning our NEOs with the interests of our shareholders.

At the beginning of 2022, the Committee determined a target grant value for each NEO (based on time in role, performance and market practice) and the split of that value between SARs, RSUs and PSU grants. For each NEO, the target grant value was allocated 25% to SARs, 25% to RSUs and 50% to PSU grants. For each NEO, the breakdown between SARs, RSUs and PSU award values can be found under the Summary Compensation Table, page 68 at columns e and f.

Stock Appreciation Rights Awards

Under our Long Term Incentive Plan ("LTIP"), we granted our NEOs SAR awards in 2022.The Committee believes that SARs reward long-term value-creation generated from sustained results. They are, therefore, strongly linked to and based on, the performance of YUM common stock. In 2022, we granted to each of our NEOs SARs which have ten-year terms and vest over four years. The exercise price of each SAR award was based on the closing market price of the underlying YUM common stock on the date of grant. Therefore, SAR awards will only have value if our NEOs are successful in increasing the share price above the awards' exercise price.

Restricted Stock Unit Awards

Under our LTIP, we also granted our NEOs RSU awards in 2022. Like SARs, these RSU awards vest ratably over a four-year period at 25% per-year. The Committee believes that having RSUs in the compensation mix is appropriate to incentivize and retain executives and is consistent with shareholder preferences and market practice.

Performance Share Awards

Pursuant to the Performance Share Plan under our LTIP, we granted our NEOs PSU awards in 2022. These PSU awards are earned based on performance against target metrics which include 50% System Sales Growth and 50% Core Operating Profit Growth, with a TSR modifier relative to the S&P 500 Consumer Discretionary Index. The TSR modifier can increase or decrease earned payouts by up to 25% (but cannot result in a payout exceeding 200%). Incorporating System Sales Growth, Core Operating Profit Growth and TSR supports the Company's pay-for-performance philosophy while diversifying performance criteria by using certain measures not used in the annual bonus plan and aligning our NEOs' reward with the creation of shareholder value. The target, threshold and maximum number of shares that may be paid under these awards for each NEO are described at page 70. The Committee may, from time-to-time, grant PSU awards to eligible employees to incentivize various strategic initiatives, consistent with the terms of the LTIP.

For the performance period covering 2022 – 2024, each NEO will earn a percentage of his or her target PSU award, with 50% of the payout based on System Sales Growth and the other 50% based on Core Operating Profit Growth targets, with a TSR modifier relative to the S&P 500 Consumer Discretionary Index, as set forth in the table below:

50% System Sales Growth	
2022-2024 CAGR	**Payout %**
10%	200%
8.5%	150%
7%	100%
4%	35%
<4%	0%

+

50% Core Operating Profit Growth	
2022-2024 CAGR	**Payout %**
12%	200%
10.1%	150%
8.25%	100%
4.5%	35%
<4.5%	0%

x

TSR Relative to S&P 500 Consumer Discretionary Index	
TSR Percentile Ranking	**Modifier %**
>79th	1.250
60th – 79th	1.125
40th – 59th	1.000
20th – 39th	0.875
<20th	0.750

Dividend equivalents will accrue during the performance period and will be distributed as additional shares but only in the same proportion and at the same time as the original awards are earned. If no shares are earned, no dividend equivalents will be paid. The awards are eligible for deferral under the Company's Executive Income Deferral ("EID") Program.

III. 2022 Named Executive Officer Total Direct Compensation and Performance Summary

Below is a summary of each of our NEOs' total direct compensation – which generally includes base salary, annual cash bonus, and long-term incentive awards – and an overview of their 2022 performance relative to our annual and long-term incentive performance goals. The process the Committee used to determine each officer's 2022 compensation is described more fully in "How Compensation Decisions Are Made" beginning on page 61.

CEO Compensation

David Gibbs
Chief Executive Officer

2022 Performance Summary

Our Board, under the leadership of the Committee Chair, approved Mr. Gibbs' goals as our Chief Executive Officer at the beginning of the year and conducted a mid-year and year-end evaluation of his performance. These evaluations included a review of his leadership, performance vs. pre-established goals including business results, leadership in the development and implementation of Company strategies, and development of Company culture and talent.

The Committee determined that Mr. Gibbs' overall performance for 2022 merited an individual factor of 140. This individual factor was combined with YUM's earned team factor of 90 (discussed at page 52) resulting in an above target annual cash bonus. This determination was based on the Committee's subjective assessment of Mr. Gibbs' performance against his previously set goals which included the following items (without assigning a weight to any particular item):

- **Driving Bold Restaurant Development and Returns** – The Company opened 4,560 gross units in 2022 (including 3,102 net-new units), resulting in the strongest year of development growth in YUM's history and a restaurant industry record – for the second consecutive year;

- **Developing Unmatched Operating Capability** – Accomplished by: Improving and maintaining supply chain continuity; using data analytics to improve customer and team member experiences; and continuing to focus on increasing the Company's technology capability, in part by leveraging recent technology acquisitions to provide an elevated guest and team member experience;

- **Building Relevant, Easy and Distinctive Brands – by driving increased digital sales.** Lead the Company to record setting digital sales of $24 billion, an increase over a record achieved in the prior year, by leveraging significant investments in technologies and new functions focused on analytics and innovation, as well as strengthened loyalty programs;

- **Delivering on Shareholder Promises – strong system sales growth.** Company system sales growth increased 6% over the prior year, supported by 4% same-store sales growth and 4% unit growth, evidencing the health of our global system;

- **Driving our Recipe for Good Growth – including a continued focus on the Company's Unlocking Opportunity Initiative.** Accomplished through the development of new governance and brand strategies. Since announcing the "Unlocking Opportunity Initiative" in 2020, YUM has funded more than 30 social impact programs (seven of which were launched in 2022) with the assistance of all four of our Brands. These programs are currently located in 11 countries, with numerous future projects in the planning stages for other geographic locations. Mr. Gibbs ensured program success can be properly evaluated by leading the Company to adopt a new social impact measurement system and process. In addition, he was recognized for overseeing the adoption and publication of a new global, harmonized packaging policy across all Brands, with a focus on eliminating unnecessary packaging, shifting to more sustainable materials, supporting better recovery and recycling systems and investing in circularity.

- **Fostering Unrivaled Culture and Talent – by developing leadership.** Achieved by concerted efforts to: develop and increase bench for senior management roles; leverage the Heartstyles leadership program to develop the Company's broad-based global leadership team; and continue to expand the pool of high-potential talent and developing CEO bench through the Seat at the Table program, which offers customized development options for each participant, including quarterly virtual leadership forums.

In addition, Mr. Gibbs was also recognized by the Committee for his leadership following the war in Ukraine and the subsequent decision by the Company to cease operations in Russia and move towards divesting the Russia business.

2022 Committee Decisions

In January, Mr. Gibbs' compensation was adjusted as follows:

- Base salary was increased to $1,300,000;
- Annual cash bonus target percentage was increased to 185% of base salary;
- Grant value of annual long-term incentive equity awards was increased to $11,300,000;
  - These adjustments were intended to recognize his performance, time in role, and to better align with market compensation norms.

These decisions regarding the components of the Company's ongoing executive compensation program positioned Mr. Gibbs' target total direct compensation slightly above the 50th percentile of the Company's Executive Peer Group (defined at page 64) for his position.

The graphics below illustrate Mr. Gibbs' direct compensation:



CEO Awarded Compensation Mix

8%
Base

19%
Bonus

17.5%
SARs

17.5%
RSUs

38%
PSUs

92%
Performance-based compensation



CEO Total Direct Compensation

Total: $16,078,304

$6,113,311
PSUs

$2,825,066
RSUs

$2,825,012
SARs

3,030,300
Annual Bonus

1,284,615 Salary

Total Long-Term Equity Incentive Compensation

Total Annual Cash Compensation

Total Annual Compensation

Fixed

Other NEO 2022 Total Direct Compensation

Chris Turner
Chief Financial Officer

2022 Performance Summary

The Committee determined that Mr. Turner's performance merited a 135 individual performance factor. The Committee recognized Mr. Turner's leadership in driving an increase in Company system sales growth of 6%, supported by 4% same-store sales growth and 4% unit growth. He was also recognized for continuing efforts in leading the Company's development initiative, which resulted in the opening of 4,560 gross units in 2022 (including 3,102 net-new units), resulting in the strongest year of development growth in YUM's history and a restaurant industry record – for the second consecutive year. The Committee also noted Mr. Turner's leadership in Developing Unmatched Operating Capability, in part by increasing the Company's technology capability by leveraging recent technology acquisitions to provide an elevated guest and team member experience, resulting in enhancements of capabilities in the end-to-end customer experience, operations, and YUM's data and analytics strategy. In addition, Mr. Turner was also recognized by the Committee for his leadership following the war in Ukraine and the subsequent decision by the Company to cease operations in Russia and move towards divesting the Russia business. Mr. Turner's individual factor was combined with an earned team factor of 90 (discussed at page 52) to calculate his annual cash bonus.

2022 Committee Decisions

In January, Mr. Turner's compensation was adjusted as follows:

- Base salary was increased to $875,000;
- Annual cash bonus target was increased to 115% of base salary;
- Grant value of annual long-term incentive equity awards was increased to $2,500,000;
  - These adjustments were intended to recognize his performance, time in role and to better align with market compensation norms and internal peer equity.

These adjustments positioned Mr. Turner's 2022 total direct compensation at slightly above the 50th percentile of the Company's Executive Peer Group (defined at page 64) for his position.

Mark King
Chief Executive Officer, Taco Bell Division

2022 Performance Summary

The Committee determined that Mr. King's performance merited a 145 individual performance factor. The Committee recognized Mr. King's leadership in driving net-new unit development. In addition, the Committee recognized Mr. King's performance in Building Relevant, Easy and Distinctive Brands – by driving increased digital sales and improved loyalty programs, which contributed to over 10% in system sales growth at Taco Bell. Mr. King was also recognized for driving Taco Bell operating profit growth of approximately 12% over the prior year. Mr. King's individual factor was combined with an earned team factor of 157 (discussed at page 52) to calculate his annual cash bonus.

2022 Committee Decisions

In January, Mr. King's compensation was adjusted as follows:

- Base salary was increased to $950,000;
- Annual cash bonus target increased to 115% of base salary;
- Grant value of annual long-term incentive equity awards remained at $1,750,000;
  - These adjustments were intended to recognize his performance and to align with market compensation norms and internal peer equity, reflecting his years of experience as a senior executive.

These adjustments positioned Mr. King's 2022 total direct compensation at between the 50th and 75th percentile of the Company's Executive Peer Group (defined at page 64) for his position.

Tracy L. Skeans
Chief Operating Officer and Chief People Officer

2022 Performance Summary

The Committee determined that Ms. Skeans' performance merited a 135 individual performance factor. The Committee recognized Ms. Skeans for providing strategic leadership in the Company's efforts to open 4,560 gross units in 2022 (including 3,102 net-new units), resulting in the strongest year of development growth in YUM's history and a restaurant industry record – for the second consecutive year. In addition, the Committee recognized Ms. Skeans for her leadership in driving the Company to a system sales growth increase of 6%, including 4% same-store sales growth and 4% unit growth.

The Committee also commended Ms. Skeans for Fostering Unrivaled Culture and Talent by hiring and developing leaders and building a culture which promotes diversity and inclusion, via our Recipe for Good Growth and key internal and external initiatives, such as the Unlocking Opportunity Initiative and the Women's Foodservice Forum. In addition, Ms. Skeans was also recognized by the Committee for her leadership following the war in Ukraine and the subsequent decision by the Company to cease operations in Russia and move towards divesting the Russia business. Ms. Skeans' individual factor was combined with an earned team factor of 90 (discussed at page 52) to calculate her annual cash bonus.

2022 Committee Decisions

In January, Ms. Skeans' compensation was adjusted as follows:

- Base salary was increased to $875,000;

- Annual cash bonus target increased to 120% of base salary;
- Grant value of annual long-term incentive equity awards was increased to $2,750,000;
  - These adjustments were intended to recognize her performance and to better align with market compensation norms and internal peer equity.

These adjustments positioned Ms. Skeans' total direct compensation at between the 50th and 75th percentile of the Company's Executive Peer Group (defined at page 64) for her position.

Aaron Powell
Chief Executive Officer, Pizza Hut Division

2022 Performance Summary

The Committee determined that Mr. Powell's performance merited a 115 individual performance factor. The Committee recognized Mr. Powell's leadership in driving the global restructuring efforts of the Pizza Hut Division and progress in digital and technology strategies and more positive unit development. Mr. Powell's individual factor was combined with an earned team factor of 67 (discussed at page 52) to calculate his annual cash bonus.

2022 Committee Decisions

In January, Mr. Powell's compensation was determined as follows:
- Base salary remained at $800,000;
- Annual cash bonus target percentage remained at 100% of base salary;
- Grant value of annual long-term incentive equity awards remained at $2,000,000;
  - These decisions were made to recognize his newness in role and to appropriately reflect market compensation norms and internal peer equity.

These decisions positioned Mr. Powell's 2022 total direct compensation at slightly above the 50th percentile of the Company's Executive Peer Group (defined at page 64) for his position.

IV. Retirement and Other Benefits

Retirement Benefits

We offer several types of competitive retirement benefits.

The YUM! Brands Retirement Plan ("Retirement Plan") is a broad-based qualified plan designed to provide a retirement income based on years of service with the Company and average annual earnings. The plan is U.S.-based and was closed to new entrants in 2001. Mr. Gibbs and Ms. Skeans are active participants in the Retirement Plan.

For executives hired or re-hired after September 30, 2001, the Company implemented the Leadership Retirement Plan ("LRP"). This is an unfunded, unsecured account-based retirement plan which allocates a percentage of pay to an account payable to the executive following the executive's separation of employment from the Company. For 2022, Messrs. Turner, King and Powell were eligible for the LRP. Under the LRP, Messrs. Turner, King and Powell received an annual allocation to their accounts equal to 4% of base salary and target bonus and will receive an annual earnings credit that is equivalent to the Moody's Aa Corporate Bond Yield Average for maturities 20 years and above (currently 5.05%) on the balance. Benefits payable under these plans are described in more detail beginning on page 74.

Medical, Dental, Life Insurance and Disability Coverage

We also provide other benefits such as medical, dental, life insurance and disability coverage to each NEO through benefit plans, which are also provided to all eligible U.S.-based salaried employees. Eligible employees can purchase additional life, dependent life and accidental death and dismemberment coverage as part of their employee benefits package. Our broad-based employee disability plan limits the annual benefit coverage to $300,000.

Perquisites

The Company provides very limited number of perquisites to our NEOs. The CEO and his spouse were required to use company-owned aircraft, charter or approved commercial aircraft for personal as well as business travel pursuant to the Company's executive security program established by the Board of Directors. Our program provides that any costs for the CEO's personal aircraft use of above $300,000 will be reimbursed to the Company in accordance with the requirements of the Federal Aviation Administration regulations. We do not provide tax gross-ups on the personal use of the charter or approved commercial aircraft. For 2022, the incremental cost of Mr. Gibbs personal use of charter or commercial aircraft was $177,705. Following the onset of the pandemic in 2020, the Committee authorized the CEO to approve personal travel on Company-provided aircraft by the other NEOs, in recognition of the importance of their safety and availability throughout the pandemic. In 2022, none of the other NEOs used Company-provided aircraft for personal travel. For 2023, the CEO's personal use allowance for Company-provided aircraft was reduced to $200,000 on account of the declining impact of the pandemic on executive security.

V. How Compensation Decisions Are Made

Shareholder Outreach, Engagement and 2022 Advisory Vote on NEO Compensation

At our 2022 Annual Meeting of Shareholders, approximately 52% of votes cast on our annual advisory vote on NEO compensation were in favor of our NEOs' compensation program, as disclosed in our 2022 proxy statement. In response to this result, we bolstered our longstanding shareholder outreach program efforts. Representatives from our Management Planning & Development Committee and senior management (specifically from our HR, Sustainability, Investor Relations and Legal Departments) engaged with shareholders to discuss our compensation program, including the Committee's rationale for granting the Accelerating Profitable Growth ("APG") PSU award in 2021. This process allowed for us to better understand our investors' opinions on our compensation practices and to actively respond to their questions.

In furtherance of our shareholder outreach efforts and to reinforce our open-door policy, the engagement actions referenced above included:

- Contacting our largest 35 shareholders, representing ownership of more than 50% of our shares;
- Direct discussions with each of these shareholders who requested further dialogue, representing ownership of more than 20% of our shares;
- Dialogue with proxy advisory firms; and
- Presenting shareholder feedback to the Committee.

During our 2022 shareholder outreach effort, our shareholders indicated that they were largely satisfied with the design of our ongoing annual executive compensation program, including elements such as our equity mix, performance criteria and vesting and performance period duration, as well as our practice of paying annual compensation that is predominantly at-risk (over 90% for the CEO) according to our compensation philosophy and benchmarking process. However, certain shareholders did express concerns regarding the grant of the APG PSU award, a special one-time performance-based award made to a group of approximately 500 Company leaders in 2021 (including the NEOs), which was based on aggressive development targets which meaningfully exceeded prior performance and designed to advance critical strategic objectives. The Committee is focused on designing an executive compensation program that is aligned with the interests of our shareholders and greatly values all opportunities for discussion and the resulting feedback it receives from them. This is evidenced by the proactive steps the Committee and management took in 2022 to share the rationale for the APG PSU award and to listen to shareholders' thoughts and feedback.

The Committee appreciates the feedback it received in 2022 regarding the APG PSU award and will consider it as it makes future decisions regarding our executive compensation program, consistent with our compensation philosophy. The Committee's decision to grant the APG PSU award was not intended to change the ongoing compensation program but was instead made to enable the Company to capitalize on an unprecedented opportunity to reignite new unit development and drive shareholder value as the impact of the pandemic began to recede. This is evidenced by the fact that the Committee did not grant any special awards to our NEOs in either of the two years since the APG PSU award (similarly, the Committee opted to not make discretionary adjustments to NEO annual bonuses or long-term incentives to account for the impact of the war in Ukraine on results). Consistent with this rationale, the Committee does not currently foresee a need for one-time awards outside of our ongoing annual compensation program, except in connection with new hires, promotions, and retention agreements where such awards are necessary. In the extraordinary circumstance where a special award may otherwise be necessary to support the Company's critical strategic priorities that would significantly increase shareholder value, the Committee commits that the award will include a performance component based on market conditions.

In addition, based upon positive feedback the Committee received in 2022 with respect to the ongoing elements of our annual executive compensation program which are unrelated to the APG PSU award, and consistent with our compensation philosophy, the Committee has not elected to significantly revise our annual compensation program design for 2023, except for the decision to enhance the individual factor under our annual bonus plan with a new ESG-centric metric - a change supported by a significant number of our shareholders. This recalibrated goal is designed to drive enhanced performance against quantifiable ESG metrics and refocus and elevate the current evaluation of the implementation of the Company's Recipe for Good Growth.

Our annual engagement efforts allow many shareholders the opportunity to provide feedback. The Committee carefully considers shareholder and advisor feedback, among other factors discussed in this CD&A, in making its compensation decisions. Shareholder feedback, including the 2022 voting results on NEO compensation, has influenced and reinforced a number of compensation design changes over the years, including:

- Continued benchmarking of CEO compensation at near market median;
- Moved to two or three performance metrics under our annual PSU awards (Earnings Per Share and TSR in prior years; Core Operating Profit Growth, System Sales Growth and TSR currently); and
- Changed PSU award metrics to include the Company's 3-year average TSR relative to the companies in the S&P 500 Consumer Discretionary Index, rather than the average relative to the entire S&P 500.
- Beginning in 2022, changing our equity mix for NEOs to 50% PSUs, 25% SARs and 25% RSUs, to better align with business objectives, shareholder preferences and market practice.

The Company and the Committee appreciate the feedback from our shareholders and plan to continue these engagement efforts going forward.

Role of the Committee

Compensation decisions are ultimately made by the Committee using its judgment, focusing primarily on each NEO's performance against his or her financial and strategic objectives, qualitative factors and the Company's overall performance. The Committee considers the target total direct compensation of each NEO and retains discretion to make decisions that are reflective of overall business performance and each executive's strategic contributions to the business. In making its compensation decisions, the Committee typically follows the annual process described below, but adds additional meetings when necessary in order to address important business considerations.

COMMITTEE ANNUAL COMPENSATION PROCESS



- Reviews competitive analysis/benchmarking for CEO and direct reports
- Reviews bonus and performance share plan metrics, targets, and leverage recommendations for the following year
- Reviews market analysis of Director compensation and makes recommendations to Board

- Reviews compensation trends
- Mid-Year update to full Board on CEO's progress against goals
- Evaluates feedback from shareholders and proxy advisors

- Evaluates and approves CEO and direct reports' performance against pre-established goals and compensation decisions
- Approves bonus and performance share plan results for the prior year
- Approves bonus and performance share plan metrics, targets and leverage for the current year
- Reviews tally sheets
- Confirms CEO and CEO's direct reports meet ownership guidelines

- Completes compensation risk assessment
- Conducts independence analysis of compensation consultant retaining sole authority to continue or terminate its relationship with outside advisors, including consultant
- Reviews and approves inclusion of CD&A in proxy statement

Role of the Independent Consultant

The Committee's charter states the Committee may retain outside compensation consultants, lawyers or other advisors. The Committee retains an independent consultant, Meridian Compensation Partners, LLC ("Meridian"), to advise it on certain compensation matters. The Committee has instructed Meridian that:

- it is to act independently of management and at the direction of the Committee;
- its ongoing engagement will be determined by the Committee;
- it is to inform the Committee of relevant trends and regulatory developments;
- it is to provide compensation comparisons based on information that is derived from comparable businesses of a similar size to the Company for the NEOs; and
- it is to assist the Committee in its determination of the annual compensation package for our CEO and other NEOs.

The Committee considered the following factors, among others, in determining that Meridian is independent of management and its provision of services to the Committee did not give rise to a conflict of interest:

- Meridian did not provide any services to the Company unrelated to executive compensation;
- Meridian has no business or personal relationship with any member of the Committee or management; and
- Meridian's partners and employees who provide services to the Committee are prohibited from owning YUM stock per Meridian's firm policy.

Proxy Statement

Comparator Compensation Data

Our Committee uses an evaluation of how our NEO total target direct compensation levels compare to those of similarly situated executives at companies that comprise our Executive Peer Group (defined below) as one of the factors in setting executive compensation. The Executive Peer Group is made up of retail, hospitality, food, nondurable consumer goods companies, specialty eatery and quick service restaurants, as these represent the sectors with which the Company is most likely to compete for executive talent. The companies selected from these sectors must also be reflective of the overall market characteristics of our executive talent market, relative leadership position in their sector, size as measured by revenues, complexity of their business, and in many cases global reach.

Executive Peer Group

The Committee periodically reviews the peer group to ensure it reflects desired comparisons and appropriate size range. In August 2021, the Committee approved the peer group to be used for NEO pay determinations beginning in 2022 (the "Executive Peer Group"). The updates to the Executive Peer Group were made to better align the size of the peer group companies with YUM and include companies in relevant industry sectors. Many of these companies have a global reach and multiple brands. The Executive Peer Group used for 2022 pay determinations for all NEOs is comprised of the following companies:

Bath & Body Works, Inc.	Domino's Pizza, Inc.	Kimberly-Clark Corporation	Mondelez International, Inc.
Chipotle Mexican Grill, Inc .	The Estée Lauder Companies, Inc.	The Kraft Heinz Corporation	Ralph Lauren Corporation
The Coca Cola Company	General Mills, Inc.	Lululemon Athletica	Restaurant Brands International, Inc.
Colgate-Palmolive Company	Hilton Worldwide Holdings, Inc.	Marriott International, Inc.	Starbucks Corporation
Darden Restaurants, Inc.	Kellogg Company	McDonald's Corporation	V.F. Corporation

At the time a benchmarking analysis was prepared in November 2021, the Executive Peer Group's median annual revenues were $14.1 billion, while YUM equivalent annual revenues were estimated at $13.9 billion (calculated as described below).

For companies with significant and global franchise operations, measuring size can be complex. In 2022, the Company's system of global restaurants delivered approximately $59 billion in system sales. Management responsibilities encompass more than just the revenues and operations directly owned and operated by the company and include responsibilities for managing relationships with franchisees and developing and implementing global growth strategies. Specific responsibilities include managing and implementing product introductions, and product specifications and supply, management of vendors, marketing, technological innovations and implementations, payment collections, risk management, including setting and monitoring food safety standards, protection of the Company's trademarks and other intellectual property, new unit development, and customer satisfaction and overall operations improvements across the entire franchise system. As a result of accelerating growth in recent years, the Company's leadership now oversees approximate 290 brand-country combinations and approximately 1,500 franchisees. To appropriately reflect this complexity in calibrating the size of our organization and underlying operating divisions during the 2021 benchmarking process, our philosophy was to add 25% of franchisee and licensee sales to the GAAP-reported Company sales to establish an appropriate revenue benchmark. The reason for this approach was twofold:

■ Market-competitive compensation opportunities are related to scope of responsibility, often measured by company size, *i.e.*, revenues; and

■ Scope of responsibility for a franchising organization lies between corporate-reported revenues and system-wide sales.

Peer groups of other globally prominent companies similarly include companies where the median revenue scope of those peers are materially above the reported corporate revenue. This likely reflects the same assessments of complexity and

Proxy Statement

reach and accordingly appropriate company size profiles. We believe this approach is measured and reasoned in its approach to calibrating market competitive compensation opportunities without using organizations unduly larger than the Company.

Competitive Positioning and Setting Compensation

At the beginning of 2022, the Committee considered Executive Peer Group compensation data as a frame of reference for establishing compensation targets for base salary, annual bonus and long-term incentives for each NEO. In making compensation decisions, the Committee considers market data for comparable positions to each of our NEO roles. The Committee reviews market data and makes a decision for each NEO, most often in a range around market median for each element of compensation, including base salary, target bonus and long-term incentive target. In addition to the market data, the Committee takes into account the role, level of responsibility, experience, individual performance and potential of each NEO. The Committee reviews the NEOs' compensation and performance annually.

VI. Compensation Policies and Practices

Below are compensation and governance best practices we employ that provide a foundation for our pay-for-performance program and align our program with Company and shareholder interests.

We Do	We Don't Do
✓ Have an independent compensation committee (Management Planning & Development Committee), which oversees the Company's compensation policies and strategic direction	✗ Employment agreements
✓ Directly link Company performance to pay outcomes	✗ Re-pricing of SARs
✓ Have executive ownership guidelines that are reviewed annually against Company guidelines	✗ Grants of SARs with exercise price less than fair market value of common stock on date of grant
✓ Have a "clawback" policy under which the Company may recoup compensation if executive's conduct results in significant financial or reputational harm to Company	✗ Permit executives to hedge or pledge Company stock
✓ Make a substantial portion of NEO target pay "at risk"	✗ Payment of dividends or dividend equivalents on PSUs unless or until they vest
✓ Have double-trigger vesting of equity awards upon a change in control	✗ Excise tax gross-ups upon change in control
✓ Utilize an independent Compensation Consultant	✗ Excessive executive perquisites, such as country club memberships
✓ Incorporate comprehensive risk mitigation into plan design	
✓ Periodically review our Executive Peer Group to align appropriately with Company size and complexity	
✓ Evaluate CEO and executive succession plans	
✓ Conduct annual shareholder engagement program to obtain feedback from shareholders for consideration in annual compensation program design	

YUM's Executive Stock Ownership Guidelines

The Committee has established stock ownership guidelines for approximately 210 of our senior employees, including the NEOs. If a NEO or other executive does not meet his or her ownership guidelines, he or she is not eligible for a long-term equity incentive award. In 2022, all NEOs subject to guidelines met or exceeded their ownership guidelines.

NEO	Ownership Guidelines	Shares Owned[1]	Value of Shares[2]	Multiple of Salary
Gibbs	7x base salary	380,638	$48,752,115	37.5
Turner[3]	3x base salary	16,765	$ 2,147,261	2.5
King[3]	3x base salary	17,741	$ 2,272,267	2.4
Skeans	3x base salary	80,720	$10,338,618	11.8
Powell[3]	3x base salary	4,933	$ 631,819	0.8

(1) Calculated as of December 31, 2022 and represents shares beneficially owned outright, shares underlying vested in-the-money SARs, and all RSUs received under the Company's EID Program.

(2) Based on YUM closing stock price of $128.08 as of December 30, 2022.

(3) Messrs. Turner, King and Powell joined the Company in 2019, 2019 and 2021, respectively, and have up to five years to reach the target levels of ownership set forth in our Ownership Guidelines.

Payments upon Termination of Employment

The Company does not have agreements with its executives concerning payments upon termination of employment except in the case of a change in control of the Company. The Committee believes these are appropriate agreements for retaining NEOs and other executive officers to preserve shareholder value in case of a potential change in control. The Committee periodically reviews these agreements and other aspects of the Company's change-in-control program.

The Company's change-in-control agreements, in general, entitle executives who are direct reports to our CEO and are terminated other than for cause within two years of the change in control, to receive a benefit of two times salary and bonus. The terms of these change-in-control agreements are described beginning on page 79.

The Company does not provide tax gross-ups for executives, including the NEOs, for any excise tax due under Section 4999 of the Internal Revenue Code and has implemented a "best net after-tax" approach to address any potential excise tax imposed on executives. If any excise tax is due, the Company will not make a gross-up payment, but instead will reduce payments to an executive if the reduction will provide the NEO the best net after-tax result. If full payment to a NEO will result in the best net after-tax result, the full amount will be paid, but the NEO will be solely responsible for any potential excise tax payment. Also, the Company has implemented "double trigger" vesting for equity awards, pursuant to which outstanding awards will fully and immediately vest only if the executive is employed on the date of a change in control of the Company and is involuntarily terminated (other than by the Company for cause) on or within two years following the change in control.

In case of retirement, the Company provides retirement benefits described above, life insurance benefits (to employees eligible under the Retirement Plan), the continued ability to exercise vested SARs and to vest in annual SARs and RSUs granted at least one year prior to retirement, and the ability to vest in performance share awards on a pro-rata basis.

With respect to consideration of how these benefits fit into the overall compensation policy, the change-in-control benefits are reviewed from time to time by the Committee (most recently in 2020) for competitiveness. The Committee believes the benefits provided in case of a change in control are appropriate, support shareholder interests and are consistent with the policy of attracting and retaining highly qualified employees.

YUM's Equity Award Granting Practices

Historically, we have made annual SAR grants and, beginning in 2022, annual RSU grants at the Committee's January meeting. This meeting date is set by the Board of Directors more than six months prior to the actual meeting. The Committee sets the annual grant date as the second business day after our fourth quarter earnings release. The exercise or grant price of these awards is set as the closing price on the date of grants. We ordinarily make grants at the same time other elements

of annual compensation are determined so that we can consider all elements of compensation in making the grants. We do not backdate or make grants retroactively. In addition, we do not time such grants in coordination with our possession or release of material, non-public or other information. All equity awards are granted under our shareholder approved LTIP.

Grants may also be made on other dates the Board of Directors meets. These grants generally are CEO Awards, which are awards to individual employees (subject to Committee approval) in recognition of superlative performance and extraordinary impact on business results. These awards are currently made as RSUs which vest after three years. Historically, CEO Awards were made using SARs.

Management recommends the awards be made pursuant to our LTIP to the Committee, however, the Committee determines whether and to whom it will issue grants and determines the amount of the grant. The Board of Directors has delegated to our CEO and our Chief People Officer, the ability to make grants to employees who are not executive officers and whose grants are less than $1,000,000 in accounting value annually. In the case of these grants, the Committee sets all the terms of each award, except the actual number of SARs/RSUs, which is determined by our CEO and our Chief People Officer pursuant to guidelines approved by the Committee in January of each year.

Limits on Future Severance Agreement Policy

The Committee has adopted a policy to limit future severance agreements with our NEOs and our other executives. The policy requires the Company to seek shareholder approval for future severance payments to a NEO if such payments would exceed 2.99 times the sum of (a) the NEO's annual base salary as in effect immediately prior to termination of employment; and (b) the highest annual bonus awarded to the NEO by the Company in any of the Company's three full fiscal years immediately preceding the fiscal year in which termination of employment occurs or, if higher, the executive's target bonus. Certain types of payments are excluded from this policy, such as amounts payable under arrangements that apply to classes of employees other than the NEOs or that predate the implementation of the policy, as well as any payment the Committee determines is a reasonable settlement of a claim that could be made by the NEO.

Compensation Recovery Policy

Pursuant to the Company's Compensation Recovery Policy (i.e., "clawback"), the Committee may require executive officers (including the NEOs) to return compensation paid or may cancel any award or bonuses not yet vested or earned if the executive officers engaged in misconduct or violation of Company policy that resulted in significant financial or reputational harm or violation of Company policy, or contributed to the use of inaccurate metrics in the calculation of incentive compensation. Under this policy, when the Board determines that recovery of compensation is appropriate, the Company could require repayment of all or a portion of any bonus, incentive payment, equity-based award or other compensation, and cancellation of an award or bonus to the fullest extent permitted by law.

Hedging and Pledging of Company Stock

Under our Code of Conduct, no employee or director is permitted to engage in securities transactions that would allow them either to insulate themselves from, or profit from, a decline in the Company stock price. Similarly, no employee or director may enter into hedging transactions in the Company's stock. Such transactions include (without limitation) short sales as well as any hedging transactions in derivative securities (e.g. puts, calls, swaps, or collars) or other speculative transactions related to YUM's stock. Pledging of Company stock is also prohibited.

Management Planning and Development Committee Report

The Management Planning and Development Committee of the Board of Directors reports that it has reviewed and discussed with management the section of this proxy statement titled "Compensation Discussion and Analysis" and, on the basis of that review and discussion, recommended to the Board that the section be incorporated by reference into the Company's Annual Report on Form 10-K and included in this proxy statement.

Proxy Statement

THE MANAGEMENT PLANNING AND DEVELOPMENT COMMITTEE

Christopher M. Connor, *Chair*
Keith Barr
Brian C. Cornell
Mirian M. Graddick-Weir
Thomas C. Nelson

The following tables provide information on the compensation of the Named Executive Officers ("NEOs") for our 2022 fiscal year. The Company's NEOs are our Chief Executive Officer, Chief Financial Officer and our three other most highly compensated executive officers for our 2022 fiscal year, determined in accordance with SEC rules.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)[1]	Bonus ($)[2]	Stock Awards ($)[3]	Option/ SAR Awards ($)[4]	Non-Equity Incentive Plan Compensation ($)[5]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[6]	All Other Compensation ($)[7]	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	
David W. Gibbs	2022	1,284,615	—	8,938,377	2,825,012	3,030,300	367,990	225,360	16,671,654
Chief Executive	2021	1,200,000	—	10,936,620	5,000,003	5,405,400	4,789,314	247,322	27,578,659
Officer of YUM	2020	303,077	1,404,000	4,646,430	3,500,016	—	4,517,703	260,225	14,631,451
Chris Turner	2022	871,154	—	1,977,749	625,001	1,222,594	—	139,443	4,835,941
Chief Financial	2021	850,000	—	3,585,851	1,125,013	2,552,550	716	124,727	8,238,857
Officer of YUM	2020	848,077	714,000	1,075,610	1,000,015	—	404	167,796	3,805,902
Mark King	2022	946,154	—	1,384,501	437,509	2,487,076	—	111,719	5,366,959
Chief Executive	2021	925,000	500,000	2,789,040	875,005	2,834,755	788	173,483	8,098,071
Officer of Taco Bell Division	2020	921,154	1,134,550	806,652	750,011	271,950	466	134,567	4,019,350
Tracy L. Skeans	2022	871,154	—	2,175,499	687,525	1,275,750	—	18,998	5,028,926
Chief Operating	2021	834,615	—	3,984,248	1,250,017	2,552,550	815,000	61,304	9,497,735
Officer and Chief People Officer of YUM	2020	749,731	567,000	1,761,429	800,001	—	1,852,419	42,396	5,772,976
Aaron Powell	2022	800,000	1,000,000	1,582,250	500,006	616,400	—	205,827	4,704,483
Chief Executive Officer of Pizza Hut Division									

(1) Amounts shown are not reduced to reflect the NEOs' elections, if any, to defer receipt of salary into the Executive Income Deferral ("EID") Program or into the Company's 401(k) Plan.

(2) Amounts in this column for 2022 represent a retention payment paid to Aaron Powell in accordance with his sign-on agreement in 2021.

(3) Amounts shown in this column represent the grant date fair values for performance share units (PSUs) granted in 2022, 2021 and/or 2020 and Restricted Stock Units (RSUs) Granted in 2022. Further information regarding the 2022 awards is included in the "Grants of Plan-Based Awards" and "Outstanding Equity Awards at Year-End" tables later in this proxy statement. The grant date fair value of the PSUs reflected in this column is the target payout based on the probable outcome of the performance condition, determined as of the grant date. The maximum potential values of the February 2022 annual PSUs is 200% of target. For 2022, Mr. Gibbs' annual PSU maximum value at grant date fair value would be $12,226,622; Mr. Turner's' annual PSU maximum value at grant date fair value would be $2,705,258; Ms. Skeans' annual PSU maximum value at grant date fair value would be $2,975,756; Mr. King's' annual PSU maximum value at grant date fair value would be $1,893,760; and Mr. Powell's annual PSU maximum value at grant date fair value would be $2,164,258.

(4) The amounts shown in this column represent the grant date fair values of the stock appreciation rights (SARs) awarded in 2022, 2021 and/or 2020. For a discussion of the assumptions and methodologies used to value the awards reported in column (e) and column (f), please see the discussion of stock awards and option awards contained at Note 16 to the Consolidated Financial Statements in Item 8 of YUM's Form 10-K for the fiscal year ended December 31, 2022. See the Grants of Plan-Based Awards table for details.

(5) Amounts in this column reflect the annual incentive awards earned for the 2022, 2021 and/or 2020 fiscal year performance periods, which were awarded by our Management Planning and Development Committee ("Committee") in January 2023, January 2022 and January 2021, respectively, under the YUM Leaders' Bonus Program, which is described further in our CD&A beginning at page 52 under the heading "Annual Performance-Based Cash Bonuses".

(6) Amounts in this column represent for Mr. Gibbs and Ms. Skeans the amounts of aggregate change in actuarial present values of their accrued benefits under all actuarial pension plans (using interest rate and mortality assumptions consistent with those used in the Company's financial statements). For Mr. Gibbs and Ms. Skeans, the actuarial present value of their benefits under the YUM! Brands Retirement Plan ("Retirement Plan") decreased $393,697and $ 324,565, respectively, during the 2022 fiscal year. In addition, for Mr. Gibbs and Ms. Skeans, the actuarial present value of their benefits under the YUM! Brands Pension Equalization Plan ("PEP") increased $761,687 and decreased $1,022,740, respectively, during the 2022 fiscal year. In accordance with SEC rules, because the aggregate change in actuarial present value of Ms. Skeans' benefits was negative, it is not included in the table. For Messrs. Turner, King and Powell amounts in this column represent the above market earnings as established pursuant to SEC rules which have accrued to his account under the Leadership Retirement Plan ("LRP") which is described in more detail beginning at page 76 under the heading "Nonqualified Deferred Compensation". Messrs. Turner, King and Powell were hired after September 30, 2001, and are ineligible for the Company's actuarial pension plans. See the Pension Benefits Table at page 74 for a detailed discussion of the Company's pension benefits.

(7) Amounts in this column are explained in the All Other Compensation Table and footnotes to that table, which follows.

All Other Compensation Table

The following table contains a breakdown of the compensation and benefits included under All Other Compensation in the Summary Compensation Table above for 2022.

Name	Perquisites and other personal benefits ($)[1]	Tax Reimbursements ($)	Insurance premiums ($)[2]	LRP Contributions ($)[3]	Other ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)
Gibbs	203,905	—	17,780	—	3,675	225,360
Turner	27,280	—	5,351	102,261	4,551	139,443
King	—	—	17,117	92,327	2,275	111,719
Skeans	14,026	—	4,972	—	—	18,998
Powell	112,849	—	6,221	82,300	4,457	205,827

(1) Amounts in this column include personal use of charter and commercial aircraft, charitable matching gifts, employee recognition gifts and relocation expenses. None of the amounts in this column individually exceeded the greater of $25,000 or 10% of the total amount of these perquisites and other personal benefits shown in this column for each NEO, except with respect to the cost of personal use of charter and commercial aircraft by Mr. Gibbs ($177,705), charitable matching gifts on behalf of Mr. Turner ($25,000), Ms. Skeans ($9,001) and Mr. Powell ($20,000), employee recognition gifts on behalf of Ms. Skeans ($1,575) and Mr. Powell ($1,722) and relocation expenses for Mr. Powell ($91,127).

(2) These amounts reflect the income each executive was deemed to receive from IRS tables related to Company-provided life insurance in excess of $50,000. The Company provides every salaried employee with life insurance coverage up to one times the employee's base salary plus target bonus.

(3) For Messrs. Turner, King and Powell, this column represents the Company's annual allocations to the LRP, an unfunded, unsecured account based retirement plan. For Mr. Turner and Mr. Powell, this column also includes a Company 401(k) matching contribution.

Proxy Statement

Grants of Plan-Based Awards

The following table provides information on SARs, RSUs, PSUs and other equity awards granted in 2022 to each of the Company's NEOs. The full grant date fair value of these awards is shown in the Summary Compensation Table at page 68.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock Units (#)[3]	All Other Option/ SAR Awards; Number of Securities Underlying Options (#)[4]	Exercise or Base Price of Option/ SAR Awards ($/Sh)[5]	Grant Date Fair Value ($)[6]
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)
Gibbs	2/11/2022	0	2,405,000	7,215,000							
	2/11/2022								106,044	122.07	2,825,012
	2/11/2022				–			23,143		122.07	2,825,066
	2/11/2022				–	46,285	92,570			122.07	6,113,311
Turner	2/11/2022	0	1,006,250	3,018,750	–						
	2/11/2022								23,461	122.07	625,001
	2/11/2022							5,121		122.07	625,120
	2/11/2022					10,241	20,482			122.07	1,352,629
King	2/11/2022	0	1,092,500	3,277,500							
	2/11/2022								16,423	122.07	437,509
	2/11/2022				–			3,585		122.07	437,621
	2/11/2022				–	7,169	14,338			122.07	946,880
Skeans	2/11/2022	0	1,050,000	3,150,000							
	2/11/2022								25,808	122.07	687,525
	2/11/2022							5,633		122.07	687,620
	2/11/2022					11,265	22,530			122.07	1,487,878
Powell	2/11/2022	0	800,000	2,400,000							
	2/11/2022								18,769	122.07	500,006
	2/11/2022							4,097		122.07	500,121
	2/11/2022				–	8,193	16,386			122.07	1,082,129

(1) Amounts in columns (c), (d) and (e) provide the minimum amount, target amount and maximum amount payable as annual incentive compensation under the YUM Leaders' Bonus Program based on the Company's performance and on each executive's individual performance during 2022. The actual amount of annual incentive compensation awards earned are shown in column (g) of the Summary Compensation Table on page 68. The performance measurements, performance targets, and target bonus percentages are described in the CD&A beginning on page 46 under the discussion of annual incentive compensation.

(2) Reflects grants of PSU awards subject to performance-based vesting conditions in 2022. The PSU awards granted February 11, 2022 vest on December 31, 2024 and PSU award payouts are weighted 50% on the achievement of specified Core Operating Profit Growth goals and 50% on the achievement of specified System Sales growth goals, with a positive or negative modifier of 25% based on relative total shareholder return ("TSR") rankings against the S&P 500 Consumer Discretionary Index during the performance period ending on December 31, 2024. With respect to the 50% weighted on Core Operating Profit Growth measured at the end of the performance period, if Core Operating Profit Growth of 8.25% CAGR is achieved, this factor would provide for 100% weighting for the PSU payout with respect to this factor; if Core Operating Profit Growth of 10.1% CAGR is achieved, this factor would provide for 150% weighting for the PSU payout with respect to this factor; if Core Operating Profit Growth of 12% CAGR is achieved, this factor would provide for 200% weighting for the PSU payout with respect to this factor; and if Core Operating Profit Growth of less than 4.5% CAGR is achieved, this factor would provide for 0% weighting for the PSU payout with respect to this factor. With respect to the 50% weighted on System Sales growth measured at the end of the performance period, if System Sales growth of 7% CAGR is achieved, this factor would provide for 100% weighting for the PSU payout with respect to this factor; if System Sales growth of 8.5% CAGR is achieved, this factor would provide for 150% weighting for the PSU payout with respect to this factor; if System Sales growth of 10% CAGR is achieved, this factor would provide for 200% weighting for the PSU payout with respect to this factor; and if System Sales growth of less than 4% CAGR is achieved, this factor would provide for 0% weighting for the PSU payout with respect to this factor. With respect to the positive or negative 25% modifier based on a TSR percentile

ranking for the Company, modifications to payouts are determined by comparing the Company's relative TSR ranking against the S&P 500 Consumer Discretionary Index as measured at the end of the performance period; if a greater than 79th TSR percentile ranking target is achieved, this factor would provide for 25% increase in the PSU payout determined under the Core Operating Profit Growth and System Sales growth metrics (not to exceed a total payout of 200% in any event); if TSR percentile ranking target is achieved between the 60th and 79th percentile is achieved, this factor would provide for 12.5% increase in the PSU payout determined under the Core Operating Profit Growth and System Sales growth metrics (not to exceed a total payout of 200% in any event); if TSR percentile ranking target is achieved between the 40th and 59th percentile is achieved, this factor would not impact the PSU payout determined under the Core Operating Profit Growth and System Sales growth metrics; if TSR percentile ranking target is achieved between the 20th and 39th percentile is achieved, this factor would provide for 12.5% decrease in the PSU payout determined under the Core Operating Profit Growth and System Sales growth metrics; if TSR percentile ranking target below the 20th percentile is achieved, this factor would provide for 25% decrease in the PSU payout determined under the Core Operating Profit Growth and System Sales growth metrics. The terms of the annual PSU awards provide that in case of a change in control during the first year of the award, shares will be distributed assuming target performance was achieved subject to reduction to reflect the portion of the performance period following the change in control. In case of a change in control after the first year of the award, shares will be distributed assuming performance at the greater of target level or projected level at the time of the change in control subject to reduction to reflect the portion of the performance period following the change in control.

(3) Amounts in this column reflect the number of RSUs granted to executives during the Company's 2022 fiscal year. RSUs allow the grantee to receive the number of shares of YUM common stock that is equal to the number of RSUs granted. For each executive, grants were made on February 11, 2022. These RSU grants become vested in equal installments on the first, second, third and fourth anniversaries of the grant date. The terms of each RSU grant provide that, in case of a change in control, if an executive is employed on the date of a change in control and is involuntarily terminated on or within two years following the change in control (other than by the Company for cause) then all outstanding awards become vested immediately. Executives who have attained age 55 with 10 years of service or 65 with 5 years of service who retire at least one year following the grant date will continue to vest following retirement through the fourth anniversary of the grant date. Unvested RSUs of executives who die will immediately vest. If an executive's employment is terminated due to gross misconduct, the entire award is forfeited.

(4) Amounts in this column reflect the number of SARs granted to executives during the Company's 2022 fiscal year. SARs allow the grantee to receive the number of shares of YUM common stock that is equal in value to the appreciation in YUM common stock with respect to the number of SARs granted from the date of grant to the date of exercise. For each executive, grants were made on February 11, 2022. These SAR grants become exercisable in equal installments on the first, second, third and fourth anniversaries of the grant date. The terms of each SAR grant provide that, in case of a change in control, if an executive is employed on the date of a change in control and is involuntarily terminated on or within two years following the change in control (other than by the Company for cause) then all outstanding awards become exercisable immediately. Executives who have attained age 55 with 10 years of service or 65 with 5 years of service who retire at least one year following the grant date will continue to vest following retirement through the fourth anniversary of the grant date. The SARs that vest in retirement must be exercised before the earlier of (i) the five year anniversary of the executive's retirement or (ii) the expiration dates of the SARs (generally 10 years from the grant date). Unvested SARs of executives who die will immediately vest and may be exercised by the executive's beneficiary before the earlier of (i) the five year anniversary of the executive's death or (ii) the expiration dates of the SARs (generally 10 years from the grant date). If an executive's employment is terminated due to gross misconduct, the entire award is forfeited. For other employment terminations, all vested or previously exercisable SARs as of the last day of employment must be exercised within 90 days following termination of employment.

(5) The exercise price of the SARs granted in 2022 equals the closing price of YUM common stock on their grant date.

(6) Amounts in this column reflect the full grant date fair value of the PSU awards shown in column (g), the RSUs shown in column (i) and the SARs shown in column (j). The grant date fair value is the amount that the Company is expensing in its financial statements over the award's vesting schedule. The fair values of RSU awards are based on the closing price of our Common Stock on the date of grant. The fair values of PSU awards have been valued based on the outcome of a Monte Carlo simulation. For SARs, fair value of $26.64 was calculated using the Black-Scholes method on the grant date. For additional information regarding valuation assumptions of SARs, see the discussion of stock awards and option awards contained at Note 16 to the Consolidated Financial Statements in Item 8 of YUM's Form 10-K for the fiscal year ended December 31, 2022.

Proxy Statement

Outstanding Equity Awards at Year-End

The following table shows the number of shares covered by exercisable and unexercisable SARs, and unvested RSUs and PSUs held by the Company's NEOs on December 31, 2022.

		Option/SAR Awards[1]				Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options/ SARs (#) Exercisable	Number of Securities Underlying Unexercised Options/ SARs (#) Unexercisable	Option/ SAR Exercise Price ($)	Option/ SAR Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[2]	Market Value of Shares or Units of Stock That Have Not Vested ($)[3]	Equity incentive plan awards: Number of unearned shares, units or other rights that have not vested[4]	Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Gibbs	2/5/2014*	33,718	—	$ 50.22	2/5/2024				
	2/5/2014*	33,932	—	$ 50.22	2/5/2024				
	2/6/2015*	61,968	—	$ 52.64	2/6/2025				
	2/5/2016*	77,878	—	$ 49.66	2/5/2026				
	5/20/2016*	31,838	—	$ 56.67	5/20/2026				
	2/10/2017*	77,465	—	$ 68.00	2/10/2027				
	2/12/2018*	83,842	—	$ 78.07	2/12/2028				
	2/11/2019*	83,983	27,995[i]	$ 93.26	2/11/2029				
	2/10/2020*	94,800	94,800[ii]	$102.87	2/10/2030				
	2/8/2021*	58,768	176,305[iii]	$103.36	2/8/2031				
	2/11/2022*	—	106,044[iv]	$122.07	2/11/2032				
	2/5/2014**	40,783	—	$ 21.30	2/5/2024				
	2/5/2014**	33,986	—	$ 21.30	2/5/2024				
	2/6/2015**	61,988	—	$ 22.32	2/6/2025				
	2/5/2016**	77,956	—	$ 21.06	2/5/2026				
	5/20/2016**	31,871	—	$ 24.03	5/20/2026				
						81,182	10,397,753	257,300	32,954,984
Turner	2/10/2020*	27,086	27,086[ii]	$102.87	2/10/2030				
	2/8/2021*	13,223	39,669[iii]	$103.36	2/8/2031				
	2/11/2022*	—	23,461[iv]	$122.07	2/11/2032				
						5,220	668,621	71,641	9,175,779
King	2/10/2020*	20,314	20,315[ii]	$102.87	2/10/2030				
	2/8/2021*	10,284	30,854[iii]	$103.36	2/8/2031				
	2/11/2022*	—	16,423[iv]	$122.07	2/11/2032				
						3,655	468,075	54,098	6,928,872
Skeans	2/10/2017*	22,552	—	$ 68.00	2/10/2027				
	2/12/2018*	26,660	—	$ 78.07	2/12/2028				
	2/12/2018*	51,106	—	$ 78.07	2/12/2028				
	2/11/2019*	34,303	12,113[i]	$ 93.26	2/11/2029				
	2/10/2020*	21,668	21,669[ii]	$102.87	2/10/2030				
	2/8/2021*	14,692	44,077[iii]	$103.36	2/8/2031				
	2/11/2022*	—	25,808[iv]	$122.07	2/11/2032				
	2/5/2016**	5,701	—	$ 21.06	2/5/2026				
	2/5/2016**	10,144	—	$ 21.06	2/5/2026				
						10,881	1,393,663	79,369	10,165,582
Powell	2/11/2022*	—	18,769[iv]	$122.07	2/11/2032				
						20,519	2,628,086	16,704	2,139,448

* YUM Awards

** YUM China Awards

(1) The actual vesting dates for unexercisable awards are as follows:

    (i) Remainder of unexercisable award will vest on February 11, 2023.

    (ii) One-half of the unexercisable award will vest on each of February 10, 2023 and 2024.

    (iii) One-third of the unexercisable award will vest on each of February 8, 2023, 2024 and 2025.

    (iv) One-fourth of the unexercisable award will vest on each of February 11, 2023, 2024, 2025 and 2026.

(2) For all NEOS, this column represents annual RSU grants which vest over four years. For Mr. Gibbs, it also represents an RSU grant he received in 2019 in connection with his promotion to Chief Operating Officer that is subject to five-year cliff vesting. For Ms. Skeans, it also represents a CEO Award RSU grant from 2020 that is subject to four-year cliff vesting.

(3) The market value of the YUM awards are calculated by multiplying the number of shares covered by the award by $128.08, the closing price of YUM stock on the NYSE on December 30, 2022.

(4) The awards reflected in this column are unvested performance-based PSU awards with three-year performance periods that are scheduled to vest on December 31, 2023 and 2024 if the performance targets are met. In accordance with SEC rules, the PSU awards are reported at their maximum payout value.

Option Exercises and Stock Vested

The table below shows the number of shares of YUM and YUM China common stock acquired during 2022 upon exercise of stock option and SAR awards and vesting of stock awards in the form of RSUs and PSUs, each including accumulated dividends and before payment of applicable withholding taxes and broker commissions.

	Option/SAR Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)[1]	Value realized on Vesting ($)
(a)	(b)	(c)	(d)	(e)
Gibbs	5,692	731,175	41,364	5,297,901
Turner	–	–	16,253	2,032,319
King	–	–	16,254	1,999,497
Skeans	–	–	9,454	1,210,868
Powell	–	–	8,135	1,003,291

(1) For each of Messrs. Gibbs, Turner, King and Ms. Skeans, this amount includes PSUs that vested on December 31, 2022 with respect to the 2020-2022 performance period and were paid out in 2023. For Messrs. Turner, King and Powell, this amount includes the vested portion of their sign-on RSU grants.

Pension Benefits

The table below shows the present value of accumulated benefits payable to each of the NEOs, including the number of years of service credited to each NEO, under the YUM! Brands Retirement Plan ("Retirement Plan"), and the YUM! Brands Pension Equalization Plan ("PEP") determined using interest rate and mortality rate assumptions consistent with those used in the Company's financial statements.

Name	Plan Name	Number of Years of Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
(a)	(b)	(c)	(d)	(e)
Gibbs	Qualified Retirement Plan	34	1,550,019	–
	PEP	34	20,410,771	–
Turner[i]	–	–	–	–
King[i]	–	–	–	–
Skeans	Qualified Retirement Plan	22	592,196	–
	PEP	22	4,058,258	–
Powell[i]	–	–	–	–

(i) Messrs. Turner, King and Powell were hired after September 30, 2001, and are ineligible for the Company's actuarial pension plans. As discussed at page 77, Messrs. Turner, King and Powell participate in LRP.

YUM! Brands Retirement Plan

The Retirement Plan provides an integrated program of retirement benefits for salaried employees who were hired by the Company prior to October 1, 2001. The Retirement Plan replaces the same level of pre-retirement pensionable earnings for all similarly situated participants. The Retirement Plan is a tax qualified plan, and it is designed to provide the maximum possible portion of this integrated benefit on a tax qualified and funded basis.

Benefit Formula

Benefits under the Retirement Plan are based on a participant's final average earnings (subject to the limits under Internal Revenue Code Section 401(a)(17)) and service under the plan. Upon termination of employment, a participant's monthly normal retirement benefit from the plan is equal to

A. 3% of Final Average Earnings times Projected Service up to 10 years of service, plus

B. 1% of Final Average Earnings times Projected Service in excess of 10 years of service, minus

C. 0.43% of Final Average Earnings up to Social Security covered compensation multiplied by Projected Service up to 35 years of service

the result of which is multiplied by a fraction, the numerator of which is actual service as of date of termination, and the denominator of which is the participant's Projected Service.

Projected Service is the service that the participant would have earned if he had remained employed with the Company until his normal retirement age (generally age 65).

If a participant leaves employment after becoming eligible for early or normal retirement, benefits are calculated using the formula above except that actual service attained at the participant's retirement date is used in place of Projected Service.

Final Average Earnings

A participant's "Final Average Earnings" is determined based on his or her highest five consecutive years of pensionable earnings. Pensionable earnings is the sum of the participant's base pay and annual incentive compensation from the

Company, including amounts under the YUM Leaders' Bonus Program. In general, base pay includes salary, vacation pay, sick pay and short-term disability payments. Extraordinary bonuses and lump sum payments made in connection with a participant's termination of employment are not included.

Vesting

A participant receives a year of vesting service for each year of employment with the Company. A participant is 0% vested until he or she has been credited with at least five years of vesting service. Upon attaining five years of vesting service, a participant becomes 100% vested. All NEOs eligible for the Retirement Plan are 100% vested.

Normal Retirement Eligibility

A participant is eligible for normal retirement following the later of age 65 and 5 years of vesting service.

Early Retirement Eligibility and Reductions

A participant is eligible for early retirement upon reaching age 55 with 10 years of vesting service. A participant who has met the requirements for early retirement and who elects to begin receiving payments from the plan prior to age 62 will receive a reduction of 1/12 of 4% for each month benefits begin before age 62. Benefits are unreduced at age 62.

The table below shows when each of the NEOs becomes eligible for early retirement and the estimated lump sum value of the benefit each participant would receive from YUM plans (both qualified and non-qualified) if he or she retired from the Company on December 31, 2022 and received a lump sum payment.

Name	Earliest Retirement Date	Estimated Lump Sum from a Qualified Plan[1]	Estimated Lump Sum from a Non-Qualified Plan[2]	Total Estimated Lump Sums
David W. Gibbs	January 1, 2022	$1,848,063	$24,121,521	$25,969,584
Tracy L. Skeans	February 1, 2028	$1,608,604	$ 9,122,422	$10,731,026

(1) The Retirement Plan

(2) PEP

The estimated lump sum values in the table above are calculated assuming no increase in the participant's Final Average Earnings. The lump sums are estimated using the mortality table and interest rate assumptions in the Retirement Plan for participants who would actually commence benefits on January 1, 2022. Actual lump sums may be higher or lower depending on the mortality table and interest rate in effect at the time of distribution and the participant's Final Average Earnings at his date of retirement.

Lump Sum Availability

Lump sum payments are available to participants who meet the requirements for early or normal retirement. Participants who leave the Company prior to meeting the requirements for Early or Normal Retirement must take their benefits in the form of a monthly annuity and no lump sum is available. When a lump sum is paid from the plan, it is calculated based on actuarial assumptions for lump sums required by Internal Revenue Code Section 417(e)(3).

PEP

The PEP is an unfunded, non-qualified plan that complements the Retirement Plan by providing benefits that federal tax law bars providing under the Retirement Plan. Benefits are generally determined and payable under the same terms and conditions as the Retirement Plan (except as noted below) without regard to federal tax limitations on amounts of includible compensation and maximum benefits. Benefits paid are reduced by the value of benefits payable under the Retirement Plan.

PEP retirement distributions are always paid in the form of a lump sum. Lump sums are calculated as the actuarial equivalent of the participant's life only annuity. Participants who terminate employment prior to meeting eligibility for Early or Normal Retirement must take their benefits from this plan in the form of a monthly annuity.

Proxy Statement

Present Value of Accumulated Benefits

For all plans, the present value of accumulated benefits (determined as of December 31, 2022) is calculated assuming that each participant is eligible to receive an unreduced benefit payable in the form of a single lump sum at age 62. This is consistent with the methodologies used in financial accounting calculations. In addition, the economic assumptions for the lump sum interest rate, post retirement mortality, and discount rate are also consistent with those used in financial accounting calculations at each measurement date.

Nonqualified Deferred Compensation

Amounts reflected in the Nonqualified Deferred Compensation table below are provided for under the Company's EID and LRP plans. These plans are unfunded, unsecured, deferred, account-based compensation plans. For each calendar year, participants are permitted under the EID Program to defer up to 85% of their base pay and up to 100% of their annual cash incentive award.

EID Program

Deferred Investments under the EID Program. Amounts deferred under the EID Program may be invested in the following phantom investment alternatives (12-month investment returns, as of December 31, 2022, are shown in parentheses):

- YUM! Stock Fund (-6.06%*)
- YUM! Matching Stock Fund (-6.06%*)
- S&P 500 Index Fund (-18.11%)
- Bond Market Index Fund (-13.13%)
- Stable Value Fund (1.69%)

All of the phantom investment alternatives offered under the EID Program are designed to match the performance of actual investments; that is, they provide market rate returns and do not provide for preferential earnings. The S&P 500 index fund, bond market index fund and stable value fund are designed to track the investment return of like-named funds offered under the Company's 401(k) Plan. The YUM! Stock Fund and YUM! Matching Stock Fund track the investment return of the Company's common stock. Participants may transfer funds between the investment alternatives on a quarterly basis except (1) funds invested in the YUM! Stock Fund or YUM! Matching Stock Fund may not be transferred once invested in these funds and (2) a participant may only elect to invest into the YUM! Matching Stock Fund at the time the annual incentive deferral election is made. In the case of the Matching Stock Fund, participants who defer their annual incentive into this fund acquire additional phantom shares (RSUs) equal to 33% of the RSUs received with respect to the deferral of their annual incentive into the YUM! Matching Stock Fund (the additional RSUs are referred to as "matching contributions"). The RSUs attributable to the matching contributions are allocated on the same day the RSUs attributable to the annual incentive are allocated, which is the same day we make our annual stock appreciation right grants. Eligible amounts attributable to the matching contribution under the YUM! Matching Stock Fund are included in column (c) below as contributions by the Company (and represent amounts actually credited to the NEO's account during 2022).

Beginning with their 2009 annual incentive award, those who are eligible for annual PSU awards are no longer eligible to participate in the Matching Stock Fund.

RSUs attributable to annual incentive deferrals into the YUM! Matching Stock Fund and matching contributions vest on the second anniversary of the grant (or upon a change of control of the Company, if earlier) and are payable as shares of YUM common stock pursuant to the participant's deferral election. Unvested RSUs held in a participant's YUM! Matching Stock

---

* Assumes dividends are reinvested.

Fund account are forfeited if the participant voluntarily terminates employment with the Company within two years of the deferral date. If a participant terminates employment involuntarily, the portion of the account attributable to the matching contributions is forfeited and the participant will receive an amount equal to the amount of the original amount deferred. If a participant dies or becomes disabled during the restricted period, the participant fully vests in the RSUs. Dividend equivalents are accrued during the restricted period but are only paid if the RSUs vest. In the case of a participant who has attained age 55 with 10 years of service, or age 65 with five years of service, RSUs attributable to bonus deferrals into the YUM! Matching Stock Fund vest immediately and RSUs attributable to the matching contribution vest on the second anniversary of the deferral date.

Distributions under EID Program. When participants elect to defer amounts into the EID Program, they also select when the amounts ultimately will be distributed to them. Distributions may either be made in a specific year – whether or not employment has then ended – or at a time that begins at or after the executive's retirement, separation or termination of employment. Distributions can be made in a lump sum or quarterly or annual installments for up to 20 years. Initial deferrals are subject to a minimum two-year deferral. In general, with respect to amounts deferred after 2005 or not fully vested as of January 1, 2005, participants may change their distribution schedule, provided the new elections satisfy the requirements of Section 409A of the Internal Revenue Code. In general, Section 409A requires that:

- Distribution schedules cannot be accelerated (other than for a hardship)
- To delay a previously scheduled distribution,
    - A participant must make an election at least one year before the distribution otherwise would be made, and
    - The new distribution cannot begin earlier than five years after it would have begun without the election to re-defer.

With respect to amounts deferred prior to 2005, to delay a distribution the new distribution cannot begin until two years after it would have begun without the election to re-defer.

Investments in the YUM! Stock Fund and YUM! Matching Stock Fund are only distributed in shares of Company stock.

Leadership Retirement Plan

LRP Account Returns. The LRP provides an annual earnings credit to each participant's account based on the value of participant's account at the end of each year. Under the LRP, Messrs. Turner, King and Powell will receive an annual earnings credit equal to the Moody's Aa Corporate Bond Yield Average for maturities 20 years and above (currently 5.05%) of their account balances. The Company's contribution ("Employer Credit") for 2022 was equal to 4% of salary plus target bonus for Messrs. Turner, King and Powell.

Distributions under LRP. Under the LRP, participants who became eligible to participate in the plan before January 1, 2019 and are age 55 or older are entitled to a lump sum distribution of their account balance in the quarter following their separation of employment. Alternatively, these participants may elect to be paid in 5 or 10-year installments following the attainment of age 55. If these participants are under age 55 with a vested LRP benefit that, combined with any other deferred compensation benefits covered under Code Section 409A exceeds $20,500, they will not receive a distribution until the calendar quarter that follows the participant's 55th birthday. Participants who become eligible to participate in LRP after January 1, 2019 (including Messrs. Turner, King and Powell will receive a lump sum distribution following separation from employment.

Name	Plan Name	Executive Contributions in Last FY ($)[1]	Registrant Contributions in Last FY ($)[2]	Aggregate Earnings in Last FY ($)[3]	Aggregate Withdrawals/ Distributions ($)[4]	Aggregate Balance at Last FYE ($)[5]
(a)		(b)	(c)	(d)	(e)	(f)
Gibbs	EID	–	–	(501,600)	–	4,278,300
	Total	–	–	(501,600)	–	4,278,300
Turner	EID	–	–	–	–	–
	LRP	–	75,250	3,910	8,711	228,736
	Total	–	75,250	3,910	8,711	228,736
King	EID	–	–	–	–	–
	LRP	–	81,700	4,282	10,627	248,708
	Total	–	81,700	4,282	10,627	248,708
Skeans	EID	–	–	(54,805)	–	537,914
	Total	–	–	(54,805)	–	537,914
Powell	EID	–	–	–	–	–
	LRP	–	64,000	263	–	74,930
	Total	–	64,000	263	–	74,930

(1) Amounts in column (b) reflect deferred amounts that were also reported as compensation in our Summary Compensation Table filed last year or, would have been reported as compensation in our Summary Compensation Table last year if the executive were a NEO, and deferrals of base salary into the EID Program.

(2) Amounts in column (c) reflect Company contributions for EID and LRP allocation. See footnote 6 of the Summary Compensation Table for more detail.

(3) Amounts in column (d) reflect earnings during the last fiscal year on deferred amounts. All earnings are based on the investment alternatives offered under the EID Program or the earnings credit provided under the LRP described in the narrative above this table. The EID Program earnings are market based returns and, therefore, are not reported in the Summary Compensation Table. For Messrs. King, Turner and Powell, the earnings reflected in this column were not deemed above market earnings accruing to their accounts under the LRP. For above market earnings on nonqualified deferred compensation, see the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column of the Summary Compensation Table.

(4) All amounts shown in column (e) were distributed in accordance with the executive's deferral election, except in the case of the following amounts distributed to pay payroll taxes due upon their account balance under the EID Program or LRP for 2022.

Gibbs	–
Turner	8,711
King	10,627
Skeans	–
Powell	–

(5) Amounts reflected in column (f) are the year-end balances for each executive under the EID Program and the LRP. As required under SEC rules, below is the portion of the year-end balance for each executive which has previously been reported as compensation to the executive in the Company's Summary Compensation Table for 2022 and prior years.

Gibbs	—
Turner	$239,170
King	$264,655
Skeans	—
Powell	$ 64,000

Potential Payments Upon Termination or Change in Control

The information below describes and quantifies certain compensation that would become payable under existing plans and arrangements if the NEO's employment had terminated on December 31, 2022, given the NEO's compensation and service levels as of such date and, if applicable, based on the Company's closing stock price on that date. These benefits are in addition to benefits available generally to salaried employees, such as distributions under the Company's 401(k) Plan, retiree medical benefits, disability benefits and accrued vacation pay.

Due to the number of factors that affect the nature and amount of any benefits provided upon the events discussed below, any actual amounts paid or distributed may be different. Factors that could affect these amounts include the timing during the year of any such event, the Company's stock price and the executive's age.

SAR Awards. If one or more NEOs terminated employment for any reason other than retirement, death, disability or following a change in control as of December 31, 2022, they could exercise the SARs that were exercisable on that date as shown at the Outstanding Equity Awards at Year-End table on page 72, otherwise all SARs, pursuant to their terms, would have been forfeited and cancelled after that date. If the NEO had retired, died or become disabled as of December 31, 2022, exercisable SARs would remain exercisable through the term of the award and unvested shares would continue to vest if the award was granted at least one year before retirement and vesting would be accelerated for all SARs granted in 2019, 2020, 2021 or 2022 in the event of death. Except in the case of a change in control or death, no SARs become exercisable on an accelerated basis. In the case of an involuntary termination of employment as of December 31, 2022 following a change in control, each NEO would receive the following: Mr. Gibbs $8,360,278, Mr. Turner $1,804,450, Ms. Skeans $2,229,070, Mr. King $1,373,554 and Mr. Powell $112,802.

RSU Awards. If one or more NEOs terminated employment for any reason other than retirement, death, disability or following a change in control as of December 31, 2022, all unvested RSUs, pursuant to their terms, would have been forfeited and cancelled after that date. If the NEO had retired, died or become disabled as of December 31, 2022, unvested annual RSUs would continue to vest if the award was granted at least one year before retirement and vesting would be accelerated for all annual RSUs granted in 2022 in the event of death (CEO Award RSUs receive pro rata vesting in the event of death or retirement). Except in the case of a change in control or death, no RSUs become vested on an accelerated basis. In the case of an involuntary termination of employment as of December 31, 2022, each NEO would receive the following: Mr. Gibbs $10,397,753, Mr. Turner $668,621, Ms. Skeans $1,393,663, Mr. King $468,075 and Mr. Powell $2,628,086.

Executive Income Deferral Program. As described in more detail beginning at page 76, the NEOs participate in the EID Program, which permits the deferral of salary and annual incentive compensation. The last column of the Nonqualified Deferred Compensation Table on page 78 includes each NEO's aggregate balance at December 31, 2022. The NEOs are entitled to receive their vested amount under the EID Program in case of voluntary termination of employment. In the case of involuntary termination of employment, they are entitled to receive their vested benefit and the amount of the unvested benefit that corresponds to their deferral. In the case of death, disability or retirement after age 65, they or their beneficiaries are entitled to their entire account balance as shown in the last column of the Nonqualified Deferred Compensation table on page 78.

In the case of an involuntary termination of employment as of December 31, 2022, each NEO would receive the following: Mr. Gibbs $4,278,300, Mr. Turner $0, Ms. Skeans $537,914, Mr. King $0 and Mr. Powell $0. As discussed at page 76, these

Proxy Statement

amounts reflect base salary or bonuses previously deferred by the executive and appreciation on these deferred amounts (see page 76 for discussion of investment alternatives available under the EID). Thus, these EID account balances represent deferred base salary or bonuses (earned in prior years) and appreciation of their accounts based primarily on the performance of the Company's stock.

Leadership Retirement Plan. Under the LRP, participants who become eligible to participate after January 1, 2019 (including Messrs. Turner, King and Powell) will receive a lump sum distribution following separation from employment unless they elect to be paid in 5 or 10-year installments after attaining age 54. In case of termination of employment as of December 31, 2022, Mr. Turner would have received $228,736, Mr. King would have received $248,708 and Mr. Powell would have received $74,930.

Performance Share Unit Awards. If one or more NEOs terminated employment for any reason other than retirement or death or following a change in control and prior to achievement of the performance criteria and vesting period, then the award would be cancelled and forfeited. If the NEO had retired or died or been involuntarily terminated following a change in control, as of December 31, 2022, the PSU award would be paid out based on actual performance for the performance period, subject to a pro rata reduction reflecting the portion of the performance period not worked by the NEO. If any of these payouts had occurred on December 31, 2022, Messrs. Gibbs, Turner, King and Powell and Ms. Skeans would have been entitled to $15,926,839, $4,780,102, $3,683,250, $356,572 and $5,306,214, respectively, assuming target performance.

Pension Benefits. The Pension Benefits Table on page 74 describes the general terms of each pension plan in which the NEOs participate, the years of credited service and the present value of the annuity payable to each NEO assuming termination of employment as of December 31, 2022. The table on page 75 provides the present value of the lump sum benefit payable to each NEO when they attain eligibility for Early Retirement (i.e., age 55 with 10 years of service) under the plans.

Life Insurance Benefits. For a description of the supplemental life insurance plans that provide coverage to the NEOs, see the All Other Compensation Table on page 69. If the NEOs had died on December 31, 2022, the survivors of Messrs. Gibbs, Turner, King and Powell and Ms. Skeans would have received Company-paid life insurance of $2,050,000, $1,500,000, $1,500,000, $1,500,000 and $1,500,000, respectively, under this arrangement. Executives and all other salaried employees can purchase additional life insurance benefits up to a maximum combined company paid and additional life insurance of $3.5 million. This additional benefit is not paid or subsidized by the Company and, therefore, is not shown here.

Change in Control. Change in control severance agreements are in effect between YUM and certain key executives (including Messrs. Gibbs, Turner, King and Powell and Ms. Skeans). These agreements are general obligations of YUM, and provide, generally, that if, within two years subsequent to a change in control of YUM, the employment of the executive is terminated (other than for cause, or for other limited reasons specified in the change in control severance agreements) or the executive terminates employment for Good Reason (defined in the change in control severance agreements to include a diminution of duties and responsibilities or benefits), the executive will be entitled to receive the following:

- a proportionate annual incentive assuming achievement of target performance goals under the bonus plan or, if higher, assuming continued achievement of actual Company performance until date of termination;
- a severance payment equal to two times the sum of the executive's base salary and the target bonus or, if higher, the actual bonus for the year preceding the change in control of the Company; and
- outplacement services for up to one year following termination.

In March 2013, the Company eliminated excise tax gross-ups and implemented a best net after-tax method. See the Company's CD&A on page 46 for more detail.

The change in control severance agreements have a three-year term and are automatically renewable each January 1 for another three-year term. An executive whose employment is not terminated within two years of a change in control will not be entitled to receive any severance payments under the change in control severance agreements.

Generally, pursuant to the agreements, a change in control is deemed to occur:

(i) if any person acquires 20% or more of the Company's voting securities (other than securities acquired directly from the Company or its affiliates);

(ii)   if a majority of the directors as of the date of the agreement are replaced other than in specific circumstances; or

(iii)   upon the consummation of a merger of the Company or any subsidiary of the Company other than (a) a merger where the Company's directors immediately before the change in control constitute a majority of the directors of the resulting organization, or (b) a merger effected to implement a recapitalization of the Company in which no person is or becomes the beneficial owner of securities of the Company representing 20% or more of the combined voting power of the Company's then-outstanding securities.

In addition to the payments described above, upon a change in control:

- All outstanding SARs held by the executive and not otherwise exercisable will fully and immediately vest following a change in control if the executive is employed on the date of the change in control of the Company and is involuntarily terminated (other than by the Company for cause) on or within two years following the change in control. See Company's CD&A on page 46 for more detail;

- RSUs under the Company's EID Program or otherwise held by the executive will automatically vest; and

- Pursuant to the Company's Performance Share Plan under the LTIP, all PSU awards awarded in the year in which the change in control occurs, will be paid out at target assuming a target level performance had been achieved for the entire performance period, subject to a pro rata reduction to reflect the portion of the performance period after the change in control. All PSUs awarded for performance periods that began before the year in which the change in control occurs will be paid out assuming performance achieved for the performance period was at the greater of target level performance or projected level of performance at the time of the change in control, subject to pro rata reduction to reflect the portion of the performance period after the change in control. In all cases, executives must be employed with the Company on the date of the change in control and involuntarily terminated upon or following the change in control and during the performance period. See Company's CD&A on page 46 for more detail.

If a change in control and each NEO's involuntary termination had occurred as of December 31, 2022, the following payments or other benefits would have been made or become available.

	Gibbs $	Turner $	King $	Skeans $	Powell $
Severance Payment	13,410,800	6,855,100	7,569,510	6,855,100	3,200,000
Annual Incentive	3,030,300	1,222,594	2,487,076	1,275,750	800,000
Accelerated Vesting of SARs	8,360,278	1,804,450	1,373,554	2,229,070	112,802
Accelerated Vesting of RSUs	10,397,753	668,621	468,075	1,393,663	2,628,086
Acceleration of PSU Performance/Vesting	15,926,839	4,780,102	3,683,250	5,306,214	356,572
Outplacement	25,000	25,000	25,000	25,000	25,000
TOTAL	**51,150,970**	**15,355,868**	**15,606,465**	**17,084,797**	**7,122,460**

CEO Pay Ratio

Each year the Company and our franchisees around the world create thousands of restaurant jobs, which are part-time, entry-level opportunities to grow careers at our KFC, Pizza Hut, Taco Bell and The Habit Burger Grill brands. As evidence of the opportunities these positions create, approximately 80% of our Company-owned Restaurant General Managers ("RGMs") located in the U.S. have been promoted from other positions in our restaurants and such RGMs often earn competitive pay greater than the average American household income. In the United States, approximately 90% of our Company-owned restaurant employees are part-time and at least 50% have been employed by the Company for less than a year.

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and applicable SEC rules, we are providing the following information about the relationship of the annual total compensation of our employees and the annual total compensation of Mr. Gibbs, our Chief Executive Officer (our "CEO").

The employee that was used for purposes of calculating the ratio below was similarly situated to the employee (the "2020 median employee") that was identified as the median employee for purposes of the CEO pay ratio disclosure included in the

proxy statement for our 2021 annual meeting of shareholders (the "2020 Pay Ratio Disclosure") because there has been no change in our employee population or employee compensation arrangements since the 2020 median employee was identified that we believe would significantly impact our pay ratio disclosure. However, because the 2020 median employee is no longer an employee, as permitted by SEC rules, we substituted another employee, whose total compensation was substantially similar to the 2020 median employee's total compensation based on the compensation measure used to select the median employee for purposes of the 2020 Pay Ratio Disclosure, as the median employee for purposes of this disclosure.

To identify the 2020 median employee, we used the December 2020 base wages or base salary information for all employees who were employed by us on December 31, 2020, excluding our CEO. We included all full-time and part-time employees and annualized the employees' base salary or base wages to reflect their compensation for 2020. We believe the use of base wages or base salary for all employees is a consistently applied compensation measure.

As of December 31, 2020, our global workforce used for determining the pay ratio was approximately 38,000 employees (23,000 in the U.S. and 15,000 internationally).

After calculating employee compensation, our median employee was identified as a part-time KFC restaurant employee in the United States (for which we substituted a similarly situated employee, a part-time Taco Bell employee in the United States, for purposes this disclosure). After identifying the median employee, we calculated total annual compensation in accordance with the requirements of the Summary Compensation Table.

For 2022, the total compensation of our CEO, as reported in the Summary Compensation Table at page 68, was $16,671,654. The total compensation of our median employee was estimated to be $ $10,398. As a result, we estimate that our CEO to median employee pay ratio is 1,603:1.

This pay ratio is a reasonable estimate calculated in a manner consistent with SEC rules based on our payroll and employment records and the methodology described above. The SEC rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their compensation practices. As such, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies may have different employment and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

PAY VERSUS PERFORMANCE DISCLOSURE

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive compensation actually paid (as defined by SEC rules) and certain financial performance of the company. The Management Planning and Development Committee did not consider the pay versus performance disclosure when making its incentive compensation decisions. For further information about how we align executive compensation with the company's performance, see "Compensation Discussion and Analysis" on page 46 above. The amounts in the table below are calculated in accordance with SEC rules and do not represent amounts actually earned or realized by NEOs, including with respect to SARs, RSUs and PSUs. See the "2022 Option Exercises and Stock Vested" table on page 73 for more information.

The following table sets forth additional compensation information of our Chief Executive Officer (CEO) and our non-CEO NEOs along with total shareholder return, net income, and Core Operating Profit Growth performance results for 2020, 2021 and 2022.

| Year[1] | Summary Compensation Table Total for CEO ($) | Compensation Actually Paid to CEO ($)[2][3] | Average Summary Compensation Table Total for Non-CEO NEOs ($) | Average Compensation Actually Paid to Non-CEO NEOs($)[2][3] | Value of Initial Fixed $100 Investment Based On: | | Net Income ($) | Core Operating Profit Growth[8] |
					Total Shareholder Return ($)[7]	Peer Group Total Shareholder Return ($)[7]		
2022	16,671,654	16,099,314[4]	4,984,077	4,629,758[4]	134	104	1,325,000,000	6%
2021	27,578,659	45,011,805[5]	8,305,919	13,880,647[5]	143	166	1,575,000,000	18%
2020	14,631,451	10,894,204[6]	4,294,455	4,270,359[6]	110	133	904,000,000	(7)%

(1) The CEO and NEOs included in the above compensation columns reflect the following:

Year	CEO	NEOs
2022	David Gibbs	Chris Turner, Tracy Skeans, Mark King, Aaron Powell
2021	David Gibbs	Chris Turner, Tracy Skeans, Mark King, Tony Lowings
2020	David Gibbs	Chris Turner, Tracy Skeans, Mark King, Tony Lowings

(2) Fair value or change in fair value, as applicable, of equity awards in the "Compensation Actually Paid" columns was determined by reference to (1) for RSU awards, closing price of YUM common stock on applicable year-end dates or, in the case of vesting dates, the actual vesting price, (2) for PSU awards, the same valuation methodology as RSU awards above except year-end and vesting date values are multiplied by the probability of achievement or actual results, as applicable, as of each such date and, for PSU awards with market-based conditions, the probability is determined based on the outcome of a Monte Carlo simulation and (3) for SARs, the fair value calculated by a Black-Scholes option-pricing model as of the applicable year-end or vesting date(s), determined based on the same methodology as used to determine grant date fair values but using the closing YUM or YUM China common stock price on the applicable revaluation date as the current market price as of the revaluation date, and in all cases based on expected term, as determined using the simplified method, volatility, dividend rates and risk free rates determined as of the revaluation date. The simplified method was used to determine expected term as of the revaluation date as we do not have sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected term for awards with remaining contractual terms of less than 10 years.

(3) For the portion of "Compensation Actually Paid" that is based on year-end stock prices, the following prices were used: for 2022: $128.08 (an 8% reduction from prior year), for 2021: $138.86 (a 28% increase from prior year), and for 2020: $108.56 (an 8% increase from prior year).

(4) 2022 "Compensation Actually Paid" to the CEO and the average "Compensation Actually Paid" to the Non-CEO NEOs reflect the following adjustments from Total Compensation reported in the Summary Compensation Table:

	CEO ($)	Average of Non-CEO NEOs ($)
Total Reported in 2022 Summary Compensation Table (SCT)	**16,671,654**	**4,984,077**
Less, Value of Stock & Option Awards Reported in SCT	11,763,389	2,342,510
Less, Change in Pension Value in SCT	367,990	–
Plus, Pension Service Cost and impact of Pension Plan Amendments	623,605	82,464
Plus, Year-End value of Awards Granted in Fiscal Year that are Unvested and Outstanding	13,486,323	2,685,599
Plus, Change in Fair Value of Prior Year awards that are Outstanding and Unvested	(730,276)	(185,202)
Plus, Fair Value of Awards Granted this Year and that Vested this Year	–	–
Plus, Change in Fair Value (from Prior Year-End) of Prior Year awards that Vested this year	(1,820,613)	(594,670)
Less, Prior Year Fair Value of Prior Year awards that failed to vest this year	–	–
Total Adjustments	*(572,340)*	*(354,319)*
"Compensation Actually Paid" for Fiscal Year 2022	**16,099,314**	**4,629,758**

(5) 2021 "Compensation Actually Paid" to the CEO and the average "Compensation Actually Paid" to the Non-CEO NEOs reflect the following adjustments from Total Compensation reported in the Summary Compensation Table:

	CEO ($)	Average of Non-CEO NEOs ($)
Total Reported in 2021 Summary Compensation Table (SCT)	**27,578,659**	**8,305,919**
Less, Value of Stock & Option Awards Reported in SCT	15,936,623	4,449,129
Less, Change in Pension Value in SCT	4,789,314	203,750
Plus, Pension Service Cost and impact of Pension Plan Amendments	1,597,763	73,389
Plus, Year-End value of Awards Granted in Fiscal Year that are Unvested and Outstanding	28,021,727	7,768,744
Plus, Change in Fair Value of Prior Year awards that are Outstanding and Unvested	7,360,149	2,090,847
Plus, Fair Value of Awards Granted this Year and that Vested this Year	–	–
Plus, Change in Fair Value (from Prior Year-End) of Prior Year awards that Vested this year	1,179,444	294,627
Less, Prior Year Fair Value of Prior Year awards that failed to vest this year	–	–
Total Adjustments	*17,433,146*	*5,574,728*
"Compensation Actually Paid" for Fiscal Year 2021	**45,011,805**	**13,880,647**

(6) 2020 "Compensation Actually Paid" to the CEO and the average "Compensation Actually Paid" to the Non-CEO NEOs reflects the following adjustments from Total Compensation reported in the Summary Compensation Table:

	CEO ($)	Average of Non-CEO NEOs ($)
Total Reported in 2020 Summary Compensation Table (SCT)	**14,631,451**	**4,294,455**
Less, Value of Stock & Option Awards Reported in SCT	8,146,446	1,963,535
Less, Change in Pension Value in SCT	4,517,703	463,105
Plus, Pension Service Cost and impact of Pension Plan Amendments	445,160	52,089
Plus, Year-End value of Awards Granted in Fiscal Year that are Unvested and Outstanding	8,657,431	2,206,217
Plus, Change in Fair Value of Prior Year awards that are Outstanding and Unvested	351,871	196,358
Plus, Fair Value of Awards Granted this Year and that Vested this Year	–	–
Plus, Change in Fair Value (from Prior Year-End) of Prior Year awards that Vested this year	(527,560)	(52,120)
Less, Prior Year Fair Value of Prior Year awards that failed to vest this year	–	–
Total Adjustments	*(3,737,247)*	*(24,096)*
"Compensation Actually Paid" for Fiscal Year 2020	**10,894,204**	**4,270,359**

(7) Company and Peer Group TSR reflects the Company's peer group (S&P 500 Consumer Discretionary Index) as reflected in our Annual Report on the Form 10-K for the fiscal year ended December 31, 2022. Each year reflects what the cumulative value of $100 would be, including the reinvestment of dividends, if such amount were invested on December 27, 2019.

(8) Core Operating Profit is a non-GAAP measure. Core Operating Profit is determined by excluding from Operating Profit both Special Items, which the Company does not believe are indicative of our ongoing operations due to their size and/or nature, and the impacts of foreign currency translation. See pages 29, 33 and 35-36 in Item 7 of YUM's Form 10-K for the fiscal year ended on December 31, 2022 for a discussion of Core Operating Profit in 2022. Core Operating Profit Growth shown above for 2020 excludes the impact of a 53rd week in 2019.

Pay versus Performance Descriptive Disclosure

We chose Core Operating Profit Growth as our Company Selected Measure for evaluating Pay versus Performance because it is a key metric in our annual bonus (50% weighting) and annual PSU Plans (50% weighting) in 2022. Over the three-year period from 2020 to 2022, our TSR was generally trending in a similar manner or exceeding the TSR for our peer group. The increase in the Company's TSR lagged our peers in 2020 and 2021, but our 2022 TSR performance significantly outpaced that of our peers, although our "Compensation Actually Paid" to our NEOs in 2022 decreased compared to what is reported in the Summary Compensation Table. There is generally a directionally corresponding relationship between TSR and "Compensation Actually Paid" between 2020 and 2022. As TSR increased or declined, "Compensation Actually Paid" increased or decreased accordingly. Between 2020 and 2022, we see a similar directionally corresponding relationship between Net Income and "Compensation Actually Paid." As Net Income increased or declined over the three-year period, "Compensation Actually Paid" increased or decreased accordingly. Core Operating Profit Growth is a performance measure in both our annual bonus and PSU plans and, accordingly, we observed a correlation between Core Operating Profit Growth and "Compensation Actually Paid." However, the increase in "Compensation Actually Paid" in 2021 was driven largely by the one-time Accelerating Profitable Growth PSU grant made to our CEO and NEOs in 2021.

Pay versus Performance Tabular List

The table below lists our most important financial performance measures used to link "Compensation Actually Paid" for our CEO and NEOs to company performance, over the year ending December 31, 2022. These measures are used to determine the annual bonus and PSU payouts for each of the CEO and the other NEOs. Core Operating Profit Growth, Same Store Sales Growth and Net New Unit Growth are key metrics under our annual bonus plan, while Core Operating Profit Growth and System Sales Growth are the primary metrics under our annual PSU plan. For more information on our annual bonus and PSUs, see the Compensation Discussion and Analysis, beginning on page 46 of this Proxy Statement. The performance measures included in this table are not ranked by relative importance.

Most Important Financial Performance Measures
Core Operating Profit Growth
System Sales Growth
Net New Unit Growth
Same Store Sales Growth
Total Shareholder Return

EQUITY COMPENSATION PLAN INFORMATION

The following table summarizes, as of December 31, 2022, the equity compensation plans under which we may issue shares of stock to our directors, officers, current employees and former employees. Those plans include the Long Term Incentive Plan (the "LTIP") and the Restaurant General Manager Stock Option Plan ("RGM Plan").

Plan Category	Number of Securities To be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
	(a)	**(b)**	**(c)**
Equity compensation plans approved by security holders	6,438,453[1]	86.25[2]	23,381,126[3]
Equity compensation plans not approved by security holders	15,973[4]	54.25[2]	—
TOTAL	**6,454,426**[1]	**86.18**[2]	**23,381,126**[3]

(1) Includes 2,492,525 shares issuable in respect of RSUs, performance units and deferred units.

(2) Weighted average exercise price of outstanding Options and SARs only.

(3) Includes 11,690,563 shares available for issuance of awards of stock units, restricted stock, restricted stock units and performance share unit awards under the LTIP Plan.

(4) Awards are made under the RGM Plan.

What are the key features of the LTIP?

The LTIP provides for the issuance of up to 92,600,000 shares of stock as non-qualified stock options, incentive stock options, SARs, restricted stock, restricted stock units, performance shares or performance units. Only our employees and directors are eligible to receive awards under the LTIP. The purpose of the LTIP is to motivate participants to achieve long range goals, attract and retain eligible employees, provide incentives competitive with other similar companies and align the interest of employees and directors with those of our shareholders. The LTIP is administered by the Management Planning and Development Committee of the Board of Directors (the "Committee"). The exercise price of a stock option grant or SAR under the LTIP may not be less than the closing price of our stock on the date of the grant, and no options or SARs may have a term of more than ten years. The options and SARs that are currently outstanding under the LTIP generally vest over a one-to-four-year period and expire ten years from the date of the grant. Our shareholders approved the LTIP in 1999, and the plan as amended in 2003, 2008 and 2016.

What are the key features of the RGM Plan?

Effective May 20, 2016, we canceled the remaining shares available for issuance under the RGM Plan, except for the approximately 220,000 shares necessary to satisfy then outstanding awards. No future awards will be made under the RGM Plan. The RGM Plan has provided for the issuance shares of common stock at a price equal to or greater than the closing price of our stock on the date of grant. The RGM Plan allowed us to award non-qualified stock options, SARs, restricted stock and RSUs. Employees, other than executive officers, have been eligible to receive awards under the RGM Plan. The purpose of the RGM Plan was (i) to give restaurant general managers ("RGMs") the opportunity to become owners of stock, (ii) to align the interests of RGMs with those of YUM's other shareholders, (iii) to emphasize that the RGM is YUM's #1 leader, and (iv) to reward the performance of RGMs. In addition, the Plan provides incentives to Area Coaches, Franchise Business Leaders and other supervisory field operation positions that support RGMs and have profit and loss responsibilities within a defined region or area. While all non-executive officer employees have been eligible to receive awards under the RGM plan, all awards granted have been to RGMs or their direct supervisors in the field. Grants to RGMs generally have four-year vesting and expire after ten years. The RGM Plan is administered by the Committee, and the Committee has delegated its responsibilities to the Chief People Officer of the Company. The Board of Directors approved the RGM Plan on January 20, 1998.

Proxy Statement

AUDIT COMMITTEE REPORT

Who serves on the Audit Committee of the Board of Directors?

The members of the Audit Committee (for purposes of this report, the "Committee") are Paget L. Alves, Tanya L. Domier, P. Justin Skala and Annie Young-Scrivner. Mr. Alves serves as chair of the Committee.

The Board of Directors has determined that all of the members of the Audit Committee are independent within the meaning of applicable SEC regulations and the listing standards of the NYSE and that Mr. Alves, the chair of the Committee, is qualified as an audit committee financial expert within the meaning of SEC regulations. The Board has also determined that Mr. Alves has accounting and related financial management expertise within the meaning of the listing standards of the NYSE and that each member of the Committee is financially literate within the meaning of the NYSE listing standards.

What document governs the activities of the Audit Committee?

The Audit Committee operates under a written charter adopted by the Board of Directors. The Committee's responsibilities are set forth in this charter, which was amended and restated effective January 26, 2023. The charter is reviewed by management at least annually, and any recommended changes are presented to the Audit Committee for review and approval. The charter is available on our Web site at *http://investors.yum.com/committee-composition-and-charters.*

What are the responsibilities of the Audit Committee?

The Audit Committee assists the Board in fulfilling its responsibilities for general oversight of the integrity of the Company's financial statements, the adequacy of the Company's system of internal controls and procedures and disclosure controls and procedures, the Company's risk management, the Company's compliance with legal and regulatory requirements, the independent auditors' qualifications and independence and the performance of the Company's internal audit function and independent auditors. The Committee has the authority to obtain advice and assistance from outside legal, accounting or other advisors as the Committee deems necessary to carry out its duties and receive appropriate funding, as determined by the Committee, from the Company for such advice and assistance.

The Committee has sole authority over the selection of the Company's independent auditors and manages the Company's relationship with its independent auditors (who report directly to the Committee). KPMG LLP has served as the Company's independent auditors since 1997. Each year, the Committee evaluates the performance, qualifications and independence of the independent auditors. The Committee is also involved in the selection of the lead audit partner. In evaluating the Company's independent auditors, the Committee considers the quality of the services provided, as well as the independent auditors' and lead partner's capabilities and technical expertise and knowledge of the Company's operations and industry.

The Committee met 8 times during 2022. The Committee schedules its meetings with a view to ensuring that it devotes appropriate attention to all of its tasks. The Committee's meetings generally include private sessions with the Company's independent auditors and with the Company's internal auditors, in each case without the presence of the Company's management, as well as executive sessions consisting of only Committee members. In addition to the scheduled meetings, senior management confers with the Committee or its Chair from time to time, as senior management deems advisable or appropriate, in connection with issues or concerns that arise throughout the year.

Management is responsible for the Company's financial reporting process, including its system of internal control over financial reporting, and for the preparation of consolidated financial statements in accordance with accounting principles generally accepted in the U.S. The Company's independent auditors are responsible for auditing those financial statements in accordance with professional standards and expressing an opinion as to their material conformity with U.S. generally accepted accounting principles and for auditing the effectiveness of the Company's internal control over financial reporting. The Committee's responsibility is to monitor and review the Company's financial reporting process and discuss management's report on the Company's internal control over financial reporting. It is not the Committee's duty or responsibility to conduct audits or accounting reviews or procedures. The Committee has relied, without independent

verification, on management's representations that the financial statements have been prepared with integrity and objectivity and in conformity with accounting principles generally accepted in the U.S. and that the Company's internal control over financial reporting is effective. The Committee has also relied, without independent verification, on the opinion of the independent auditors included in their report regarding the Company's financial statements and effectiveness of internal control over financial reporting.

What matters have members of the Audit Committee discussed with management and the independent auditors?

As part of its oversight of the Company's financial statements, the Committee reviews and discusses with both management and the Company's independent auditors all annual and quarterly financial statements prior to their issuance. With respect to each 2022 fiscal reporting period, management advised the Committee that each set of financial statements reviewed had been prepared in accordance with accounting principles generally accepted in the U.S., and reviewed significant accounting and disclosure issues with the Committee. These reviews included discussions with the independent auditors of matters required to be discussed pursuant to Public Company Accounting Oversight Board ("PCAOB") Auditing Standard No. 1301 (Communication with Audit Committees), including the quality (not merely the acceptability) of the Company's accounting principles, the reasonableness of significant judgments, the clarity of disclosures in the financial statements and disclosures related to critical accounting practices. The Committee has also discussed with KPMG LLP matters relating to its independence, including a review of audit and non-audit fees and the written disclosures and letter received from KPMG LLP required by applicable requirements of the PCAOB regarding KPMG LLP's communications with the Committee concerning independence. The Committee also considered whether non-audit services provided by the independent auditors are compatible with the independent auditors' independence. The Committee also received regular updates, and written summaries as required by the PCAOB rules (for tax and other services), on the amount of fees and scope of audit, audit-related, tax and other services provided.

In addition, the Committee reviewed key initiatives and programs aimed at strengthening the effectiveness of the Company's internal and disclosure control structure. As part of this process, the Committee continued to monitor the scope and adequacy of the Company's internal auditing program, reviewing staffing levels and steps taken to implement recommended improvements in internal procedures and controls. The Committee also reviews and discusses legal and compliance matters with management, and, as necessary or advisable, the Company's independent auditors.

Has the Audit Committee made a recommendation regarding the audited financial statements for fiscal 2022?

Based on the Committee's discussions with management and the independent auditors and the Committee's review of the representations of management and the report of the independent auditors to the Board of Directors and shareholders, and subject to the limitations on the Committee's role and responsibilities referred to above and in the Audit Committee Charter, the Committee recommended to the Board of Directors that it include the audited consolidated financial statements in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2022 for filing with the SEC.

Who prepared this report?

This report has been furnished by the members of the Audit Committee:

Paget L. Alves, Chairperson
Tanya L. Domier
P. Justin Skala
Annie Young-Scrivner

Additional Information

Who pays the expenses incurred in connection with the solicitation of proxies?

Expenses in connection with the solicitation of proxies will be paid by the Company. Proxies are being solicited principally by mail, by telephone and through the Internet. In addition, our directors, officers and regular employees, without additional compensation, may solicit proxies personally, by e-mail, telephone, fax or special letter. We will reimburse brokerage firms and others for their expenses in forwarding proxy materials to the beneficial owners of our shares.

How may I elect to receive shareholder materials electronically and discontinue my receipt of paper copies?

YUM shareholders with shares registered directly in their name who received shareholder materials in the mail may elect to receive future annual reports and proxy statements from us and to vote their shares through the Internet instead of receiving copies through the mail. We are offering this service to provide shareholders with added convenience, to reduce our environmental impact and to reduce Annual Report printing and mailing costs.

To take advantage of this option, shareholders must subscribe to one of the various commercial services that offer access to the Internet. Costs normally associated with electronic access, such as usage and telephone charges, will be borne by the shareholder.

To elect this option, go to *www.computershare.com*, click on Shareholder Account Access, log in and locate the option to receive Company mailing via e-mail. Shareholders who elect this option will be notified by mail how to access the proxy materials and how to vote their shares on the Internet or by phone.

If you consent to receive future proxy materials electronically, your consent will remain in effect unless it is withdrawn by writing our Transfer Agent, Computershare, Inc., 462 South 4th Street, Suite 1600, Louisville, Kentucky 40202 or by logging onto our Transfer Agent's website at *www.computershare*.com and following the applicable instructions. Also, while this consent is in effect, if you decide you would like to receive a hard copy of the proxy materials, you may call, write or e-mail Computershare, Inc.

I share an address with another shareholder and we received only one paper copy of the proxy materials. How may I obtain an additional copy of the proxy materials?

The Company has adopted a procedure called "householding" which has been approved by the SEC. The Company and some brokers household proxy materials, delivering a single Notice and, if applicable, this proxy statement and Annual Report, to multiple shareholders sharing an address unless contrary instructions have been received from the affected shareholders or they participate in electronic delivery of proxy materials. Shareholders who participate in householding will continue to access and receive separate proxy cards. This process will help reduce our printing and postage fees, as well as save natural resources. If at any time you no longer wish to participate in householding and would prefer to receive a separate proxy statement, or if you are receiving multiple copies of the proxy statement and wish to receive only one, please notify your broker if your shares are held in a brokerage account or us if you hold registered shares. You can notify us by sending a written request to YUM! Brands, Inc., Investor Relations, 1441 Gardiner Lane, Louisville, KY 40213 or by calling Investor Relations at 1 (888) 298-6986 or by sending an e-mail to *yum.investor@yum.com*.

Proxy Statement

May I propose actions for consideration at next year's Annual Meeting of Shareholders or nominate individuals to serve as directors?

Under the rules of the SEC, if a shareholder wants us to include a proposal in our proxy statement and proxy card for presentation at our 2024 Annual Meeting of Shareholders, the proposal must be received by us at our principal executive offices at YUM! Brands, Inc., 1441 Gardiner Lane, Louisville, Kentucky 40213 by December 9, 2023. The proposal should be sent to the attention of the Corporate Secretary.

Under our bylaws, certain procedures are provided that a shareholder must follow to nominate persons for election as directors or to introduce an item of business at an Annual Meeting of Shareholders that is not included in our proxy statement. These procedures provide that nominations for director nominees and/or an item of business to be introduced at an Annual Meeting of Shareholders must be submitted in writing to our Corporate Secretary at our principal executive offices and you must include information set forth in our bylaws. We must receive the notice of your intention to introduce a nomination or to propose an item of business at our 2024 Annual Meeting no later than the date specified in our bylaws. If the 2024 Annual Meeting is not held within 30 days before or after the anniversary of the date of this year's Annual Meeting, then the nomination or item of business must be received by the tenth day following the earlier of the date of mailing of the notice of the meeting or the public disclosure of the date of the meeting. Assuming that our 2024 Annual Meeting is held within 30 days of the anniversary of this Annual Meeting, we must receive notice of your intention to introduce a nomination or other item of business at that meeting by February 18, 2024.

In addition to satisfying the foregoing requirements under our bylaws, to comply with the universal proxy rules, shareholders who intend to solicit proxies in support of director nominees other than the Company's nominees must provide notice that sets forth the information required by the SEC's Rule 14a-19, which notice must be postmarked or transmitted electronically to our principal executive offices no later than 60 calendar days prior to the anniversary date of this year's Annual Meeting (or no later than March 19, 2024). However, if the date of the 2024 Annual Meeting is changed by more than 30 calendar days from such anniversary date, then notice must be provided by the later of 60 calendar days prior to the date of the 2024 Annual Meeting or the 10th calendar day following the day on which public announcement of the date of the 2024 Annual Meeting is first made by the Company.

In addition, our bylaws provide for proxy access for director nominations by shareholders (as described at page 18). A shareholder, or group of up to 20 shareholders, owning continuously for at least three years shares of YUM common stock representing an aggregate of at least 3% of our outstanding shares, may nominate, and include in YUM's proxy materials, director nominees constituting up to 20% of YUM's Board, provided that the shareholder(s) and nominee(s) satisfy the requirements in YUM's bylaws. Notice of proxy access director nominees must be received no earlier than November 9, 2023, and no later than December 9, 2023.

The Board is not aware of any matters that are expected to come before the 2023 Annual Meeting other than those referred to in this proxy statement. If any other matter should come before the Annual Meeting, the individuals named on the form of proxy intend to vote the proxies in accordance with their best judgment.

The chairperson of the Annual Meeting may refuse to allow the transaction of any business, or to acknowledge the nomination of any person, not made in compliance with the foregoing procedures.

Bylaw Provisions. You may contact YUM's Corporate Secretary at the address mentioned above for a copy of the relevant bylaw provisions regarding the requirements for making shareholder proposals and nominating director candidates.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 10-K

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2022

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ___________ to ___________

Commission file number 1-13163

YUM! BRANDS, INC.

(Exact name of registrant as specified in its charter)

North Carolina	**13-3951308**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
1441 Gardiner Lane, Louisville, Kentucky	**40213**
(Address of principal executive offices)	*(Zip Code)*

(502) 874-8300

Registrant's telephone number, including area code:

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:		
Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock, no par value	**YUM**	**New York Stock Exchange**

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

None

Indicate by check mark	Yes	No
• if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.	☑	☐
• if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.	☐	☑
• whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.	☑	☐
• whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).	☑	☐

• whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer", "accelerated filer", "smaller reporting company", and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☑	Accelerated Filer ☐	Non-accelerated Filer ☐	Smaller Reporting Company ☐	Emerging Growth Company ☐

• If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.	☐
• whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.	☑
• If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.	☐
• whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).	☐

	Yes	No
• whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).	☐	☑

The aggregate market value of the voting stock (which consists solely of shares of Common Stock) held by non-affiliates of the registrant as of June 30, 2022, computed by reference to the closing price of the registrant's Common Stock on the New York Stock Exchange Composite Tape on such date was approximately $32 billion. All executive officers and directors of the registrant have been deemed, solely for the purpose of the foregoing calculation, to be "affiliates" of the registrant. The number of shares outstanding of the registrant's Common Stock as of February 17, 2023, was 280,107,863 shares.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive proxy statement furnished to shareholders of the registrant in connection with the annual meeting of shareholders to be held on May 18, 2023, are incorporated by reference into Part III.

Table of Contents

Forward-Looking Statements

In this Form 10-K, as well as in other written reports and oral statements, we present "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We intend all forward-looking statements to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, and we are including this statement for purposes of complying with those safe harbor provisions.

Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts and by the use of forward-looking words such as "expect," "expectation," "believe," "anticipate," "may," "could," "intend," "belief," "plan," "estimate," "target," "predict," "likely," "seek," "project," "model," "ongoing," "will," "should," "forecast," "outlook" or similar terminology. Forward-looking statements are based on our current expectations, estimates, assumptions and/or projections, our perception of historical trends and current conditions, as well as other factors that we believe are appropriate and reasonable under the circumstances. Forward-looking statements are neither predictions nor guarantees of future events, circumstances or performance and are inherently subject to known and unknown risks, uncertainties and assumptions that could cause our actual results to differ materially from those indicated by those forward-looking statements. There can be no assurance that our expectations, estimates, assumptions and/or projections will be achieved. Factors that could cause actual results and events to differ materially from our expectations, estimates, assumptions, projections and/or forward-looking statements include (i) the risks and uncertainties described in the Risk Factors included in Part I, Item 1A of this Form 10-K and (ii) the factors described in Management's Discussion and Analysis of Financial Condition and Results of Operations included in Part II, Item 7 of this Form 10-K. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. The forward-looking statements included in this Form 10-K are only made as of the date of this Form 10-K and we disclaim any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances.

PART I
Item 1. Business.

Yum! Brands, Inc. (referred to herein as "YUM", the "Registrant" or the "Company"), was incorporated under the laws of the state of North Carolina in 1997. The principal executive offices of YUM are located at 1441 Gardiner Lane, Louisville, Kentucky 40213, and the telephone number at that location is (502) 874-8300. Our website address is https://www.yum.com.

YUM, together with its subsidiaries, is referred to in this Form 10-K annual report ("Form 10-K") as the Company. The terms "we," "us" and "our" are also used in the Form 10-K to refer to the Company. Throughout this Form 10-K, the terms "restaurants," "stores" and "units" are used interchangeably. While YUM does not directly own or operate any restaurants, throughout this document we may refer to restaurants that are owned or operated by our subsidiaries as being Company-owned.

Overview of Business

YUM has over 55,000 restaurants in more than 155 countries and territories primarily operating under the four concepts of KFC, Taco Bell, Pizza Hut and The Habit Burger Grill (the "Concepts"). The Company's KFC, Taco Bell and Pizza Hut brands are global leaders of the chicken, Mexican-style food and pizza categories, respectively. The Habit Burger Grill is a fast-casual restaurant concept specializing in made-to-order chargrilled burgers, sandwiches and more. At December 31, 2022, 98% of our Concepts' units are operated by independent franchisees or licensees under the terms of franchise or license agreements. The terms franchise or franchisee within this Form 10-K are meant to describe third parties that operate units under either franchise or license agreements.

The following is a brief description of each Concept and a summary of our Concepts' operations as of and for the year ended December 31, 2022:

	Number of Units	% of Units International	Number of Countries and Territories	% Franchised	System Sales[a] (in Millions)
KFC Division	27,760	86%	149	99%	$ 31,116
Taco Bell Division	8,218	12%	32	94%	14,653
Pizza Hut Division	19,034	66%	106	99%	12,853
Habit Burger Grill Division	349	3%	3	18%	661
YUM	55,361	67%	156	98%	$ 59,283

(a) *Constitutes sales of all restaurants, both Company-owned and franchised. See further discussion of this performance metric within Part II, Item 7 of this Form 10-K.*

KFC

KFC was founded in Corbin, Kentucky, by Colonel Harland D. Sanders, an early developer of the quick service food business and a pioneer of the restaurant franchise concept. The Colonel perfected his secret blend of 11 herbs and spices for Kentucky Fried Chicken in 1939 and signed up his first franchisee in 1952. KFC restaurants across the world offer fried and non-fried chicken products such as sandwiches, chicken strips, chicken-on-the-bone and other chicken products marketed under a variety of names.

Taco Bell

The first Taco Bell restaurant was opened in 1962 by Glen Bell in Downey, California, and in 1964, the first Taco Bell franchise was sold. Taco Bell specializes in Mexican-style food products, including various types of tacos, burritos, quesadillas, salads, nachos and other related items.

Pizza Hut

The first Pizza Hut restaurant was opened in 1958 in Wichita, Kansas, and within a year, the first franchise unit was opened. Today, Pizza Hut specializes in the sale of ready-to-eat pizza products and operates in the delivery, carryout and casual dining segments around the world.

Habit Burger Grill

The first Habit Burger Grill restaurant opened in 1969 in Santa Barbara, California. The Habit Burger Grill restaurant concept is built around a distinctive and diverse menu that includes chargrilled burgers and sandwiches made-to-order over an open flame and topped with fresh ingredients.

Business Strategy

Through our Recipe for Good Growth we intend to unlock the growth potential of our Concepts and YUM, drive increased collaboration across our Concepts and geographies and consistently deliver better customer experiences, improved unit economics and higher rates of growth. Key enablers include accelerated use of digital and technology and better leverage of our systemwide scale.

Our global citizenship and sustainability strategy is reflected in our Good agenda, which includes our priorities for social responsibility, risk management and sustainable stewardship of our people, food and planet.

Our Growth agenda is based on four key drivers:

- Unrivaled Culture and Talent: Leverage our culture and people capability to fuel brand performance and franchise success
- Unmatched Operating Capability: Recruit and equip the best restaurant operators in the world to deliver great customer experiences
- Relevant, Easy and Distinctive Brands: Innovate and elevate iconic restaurant brands people trust and champion
- Bold Restaurant Development: Drive market and franchise expansion with strong economics and value

Information about Operating Segments

As of December 31, 2022, YUM consists of four operating segments:

- The KFC Division which includes our worldwide operations of the KFC concept
- The Taco Bell Division which includes our worldwide operations of the Taco Bell concept
- The Pizza Hut Division which includes our worldwide operations of the Pizza Hut concept
- The Habit Burger Grill Division which includes our worldwide operations of the Habit Burger Grill concept

Franchise Agreements

The franchise programs of the Company are designed to promote consistency and quality, and the Company is selective in granting franchises. The Company is focused on partnering with franchisees who have the commitment, capability and capitalization to grow our Concepts. Franchisees can range in size from individuals owning just one restaurant to large publicly-traded companies. The Company has franchise relationships that are particularly important to our business, such as our relationship with Yum China (defined below) and our relationships with certain other large franchisees.

The Company has successfully increased franchise restaurant ownership in recent years, and currently has approximately 1,500 franchisees with whom we have franchise contracts. The Company utilizes both store-level franchise and master franchise programs to grow our businesses. Of our over 54,000 franchised units at December 31, 2022, approximately 35% operate under our master franchise programs, including nearly 12,100 units in mainland China. The remainder of our franchise units operate under store-level franchise agreements. Under both types of franchise programs, franchisees supply capital by purchasing or leasing the land, building, equipment, signs, seating, inventories and supplies and, over the longer term, by reinvesting in the business. In certain historical refranchising transactions the Company may have retained ownership of land and building and

continues to lease them to the franchisee. Store-level franchise agreements typically require payment to the Company of certain upfront fees such as initial fees paid upon opening of a store, fees paid to renew the term of the franchise agreement and fees paid in the event the franchise agreement is transferred to another franchisee. Franchisees also pay monthly continuing fees based on a percentage of their restaurants' sales (typically between 4% to 6%) and are required to spend a certain amount to advertise and promote the brand. Under master franchise arrangements, the Company enters into agreements that allow master franchisees to operate restaurants as well as sub-franchise restaurants within certain geographic territories. Master franchisees are typically responsible for overseeing development within their territories and performing certain other administrative duties with regard to the oversight of sub-franchisees. In exchange, master franchisees retain a certain percentage of fees payable by the sub-franchisees under their franchise agreements and typically pay lower fees for the restaurants they operate.

On October 31, 2016, we completed the spin-off of our China business into an independent, publicly-traded company under the name of Yum China Holdings, Inc. ("Yum China"). As our largest master franchisee, Yum China, pays the Company a continuing fee of 3% on system sales of our Concepts in mainland China. The use by Yum China of certain of our material trademarks and service marks is governed by a master license agreement between Yum Restaurants Consulting (Shanghai) Company Limited, a wholly-owned indirect subsidiary of Yum China, and YUM, through YRI China Franchising LLC, a subsidiary of YUM.

The Company seeks to maintain strong and open relationships with our franchisees and their representatives. To this end, the Company invests a significant amount of time working with the franchisee community and their representative organizations on key aspects of the business, including products, technology, equipment, operational improvements and standards.

Restaurant Operations

Through its Concepts, YUM develops, operates and franchises a worldwide system of both traditional and non-traditional Quick Service Restaurants ("QSR"). Traditional units can feature dine-in, carryout, drive-thru and delivery services. Non-traditional units include express units that have a more limited menu, usually generate lower sales volumes and operate in non-traditional locations like malls, airports, gasoline service stations, train stations, subways, convenience stores, stadiums, amusement parks and colleges, where a full-scale traditional outlet would not be practical or efficient.

Most restaurants in each Concept offer consumers the ability to dine in, carryout and/or have the Concepts' food delivered either through store-level or third-party delivery services. In addition, Taco Bell and KFC offer a drive-thru option in many stores. Pizza Hut and Habit Burger Grill offer a drive-thru option on a much more limited basis.

Restaurant management structure varies by Concept, unit size and franchise organization. Generally, each restaurant is led by a restaurant general manager ("RGM"), together with one or more assistant managers, depending on the operating complexity and sales volume of the restaurant. Each Concept issues manuals, which may then be customized to meet local regulations and customs. These manuals set forth standards and requirements for restaurant operations, including food safety and quality, food handling and product preparation procedures, equipment maintenance, facility standards and accounting control procedures. Each franchise organization and their respective restaurant management teams are responsible for the day-to-day operation of each unit, including all matters related to employment of restaurant staff, and for ensuring compliance with operating standards.

We have accelerated our deployment of digital and technology initiatives to enhance the customer experience and our off-premise capabilities. This includes increasing our focus on driving digital sales where customers utilize ordering interaction that is primarily facilitated by automated technology. In 2022, our system restaurants generated digital sales of $24 billion and over 47,000 restaurants now offer delivery, which represents approximately 85% of our global system. Delivery can be provided through either a delivery system owned and operated by our restaurants or through third-party delivery companies such as aggregators.

The Company and its Concepts own numerous registered trademarks. The Company believes that many of these marks, including our Kentucky Fried Chicken®, KFC®, Taco Bell®, Pizza Hut® and The Habit® marks, have significant value and material importance to our business. The Company's policy is to pursue registration of important marks whenever feasible and to challenge any infringement of our marks vigorously. The use of certain of these marks by franchisees has been authorized in our franchise agreements. Under current law and with proper use, the Company's rights in our marks can generally last indefinitely. The Company also has certain patents on restaurant equipment and technology which, while valuable, are not currently considered material to our business.

Supply and Distribution

The Company and franchisees of the Concepts are substantial purchasers of a number of food and paper products, equipment and other restaurant supplies. The principal items purchased include chicken, cheese, beef and pork products, paper and packaging materials. Prices paid for these supplies fluctuate. When prices increase, the Concepts may attempt to pass on such increases to their customers, although there is no assurance that this can be done in practice. The Company does not typically experience significant continuous shortages of supplies, and alternative sources for most of these supplies are generally available.

In the U.S., the Company, along with the representatives of the Company's KFC, Taco Bell and Pizza Hut franchisee groups, are members of Restaurant Supply Chain Solutions, LLC ("RSCS"), a third party which is responsible for purchasing certain restaurant products and equipment. Additionally, The Habit Burger Grill entered into a purchasing agreement with RSCS effective July 31, 2020. The core mission of RSCS is to provide the lowest possible sustainable store-delivered prices for restaurant products and equipment. This arrangement combines the purchasing power of the Company-owned and franchisee restaurants, which the Company believes leverages the system's scale to drive cost savings and effectiveness in the purchasing function. The Company also believes that RSCS fosters closer alignment of interests and a stronger relationship with our franchisee community.

Most food products, paper and packaging supplies, and equipment used in restaurant operations are distributed to individual restaurant units by third-party distribution companies. In the U.S., McLane Foodservice, Inc. is the exclusive distributor for the majority of items used in Company-owned restaurants and for a substantial number of franchisee restaurants. Outside the U.S., we and our Concepts' franchisees primarily use decentralized sourcing and distribution systems involving many different global, regional and local suppliers and distributors. Our international franchisees generally select and manage their own third-party suppliers and distributors, subject to our internal standards. All suppliers and distributors are expected to provide products and/ or services that comply with all applicable laws, rules and regulations in the state and/or country in which they operate as well as comply with our internal standards.

Advertising and Promotional Programs

Company-owned and franchise restaurants are required to spend a percentage of their respective restaurants' sales on advertising programs with the goal of increasing sales and enhancing the reputation of the Concepts. Advertising may be conducted nationally, regionally and locally. When multiple franchisees operate in the same country or region, the national and regional advertising spending is typically conducted by a cooperative to which the franchisees and Company-owned restaurants, if any, contribute funds as a percentage of restaurants' sales. The contributions are primarily used to pay for expenses relating to purchasing media for advertising, market research, commercial production, talent payments and other support functions for the respective Concepts. We have the right to control the advertising activities of certain advertising cooperatives, typically in markets where we have Company-owned restaurants, through our majority voting rights.

Working Capital

Information about the Company's working capital is included in MD&A in Part II, Item 7 and the Consolidated Statements of Cash Flows in Part II, Item 8.

Seasonal Operations

The Company does not consider its operations to be seasonal to any material degree.

Competition

The retail food industry, in which our Concepts compete, is made up of supermarkets, supercenters, warehouse stores, convenience stores, coffee shops, snack bars, delicatessens and restaurants (including those in the QSR segment), and is intensely competitive with respect to price and quality of food products, new product development, digital engagement,

advertising levels and promotional initiatives, customer service reputation, restaurant location and attractiveness and maintenance of properties. Competition has also increased from and been enabled by delivery aggregators and other food delivery services in recent years, particularly in urbanized areas. Our Concepts also face competition as a result of convergence in grocery, convenience, deli and restaurant services, including the offering by the grocery industry of convenient meals, including pizzas and entrees with side dishes. The retail food industry is often affected by: changes in consumer tastes; national, regional or local economic conditions; currency fluctuations; demographic trends; traffic patterns; the type, number and location of competing food retailers and products; and disposable purchasing power. Within the retail food industry, each of our Concepts competes with international, national and regional chains as well as locally-owned establishments, not only for customers, but also for management and hourly personnel, suitable real estate sites and qualified franchisees. Given the various types and vast number of competitors, our Concepts do not constitute a significant portion of the retail food industry in terms of number of system units or system sales, either on a worldwide or individual country basis.

Environmental Matters

The Company is not aware of any federal, state or local environmental laws or regulations that will materially affect our earnings or competitive position, or result in material capital expenditures. However, the Company cannot predict the effect on our operations due to possible future environmental legislation or regulations. During 2022, there were no material capital expenditures for environmental control facilities and no such material expenditures are anticipated.

Government Regulation

U.S. Operations. The Company and its U.S. operations, as well as our franchisees, are subject to various federal, state and local laws affecting our business, including laws and regulations concerning information security, privacy, labor and employment, health, marketing, food labeling, competition, public accommodation, sanitation and safety. Each of our and our Concepts' franchisees' restaurants in the U.S. must comply with licensing requirements and regulations promulgated by a number of governmental authorities, which include health, sanitation, safety, fire and zoning agencies in the state and/or municipality in which the restaurant is located. In addition, each Concept must comply with various state and federal laws that regulate the franchisor/franchisee relationship. To date, the Company has not been materially adversely affected by such licensing requirements and regulations or by any difficulty, delay or failure to obtain required licenses or approvals.

International Operations. Our and our Concepts' franchisees' restaurants outside the U.S. are subject to national and local laws and regulations which have similarities to those affecting U.S. restaurants but may differ among jurisdictions. The restaurants outside the U.S. are also subject to tariffs and regulations on imported commodities and equipment, laws regulating foreign investment and anti-bribery and anti-corruption laws.

See Item 1A "Risk Factors" of this Form 10-K for a discussion of risks relating to federal, state, local and international regulation of our business.

Human Capital Management

Overview

As of December 31, 2022, the Company and its subsidiaries employed approximately 36,000 persons, including approximately 23,000 employees in the U.S. and approximately 13,000 employees outside the U.S. Approximately 85% of our employees work in restaurants while the remainder work in our restaurant-support centers. In the U.S., approximately 90% of our Company-owned restaurant employees are part-time and approximately 50% have been employed by the Company for less than a year. Some of our International employees are subject to labor council relationships whose terms vary due to the diverse countries in which the Company operates.

In addition to the persons employed by the Company and its subsidiaries, our approximately 54,000 franchise restaurants around the world are responsible for the employment of over an estimated 1 million people who work in and support those restaurants. Each year YUM and our franchisees around the world create thousands of restaurant jobs, which are part-time, entry-level opportunities to grow careers at our KFC, Taco Bell, Pizza Hut and The Habit Burger Grill brands. As evidence of the

opportunities these positions create, approximately 80% of the Company-owned Restaurant General Managers ("RGMs") located in the U.S. have been promoted from other positions in our brands' restaurants and such RGMs often earn pay greater than the average American household income.

Human capital management considerations are integral to our Recipe for Good Growth strategy, the drivers of which include leveraging our culture and people capability to fuel brand performance and franchise success, as well as recruiting and equipping the best restaurant operators in the world to deliver great customer experiences. Our investment in people includes creating a culture of engagement that attracts, retains and grows the best people and creates high performance in our restaurants. We are also highly focused on building an inclusive culture among our employees, franchisees, suppliers and partners to reflect the diversity of our customers and communities. Our commitments and progress towards executing this strategy are reflected below.

Culture & Talent

We believe that our culture and talent provide us with a competitive advantage with respect to the performance of our business. Our areas of focus in this regard include the following:

- Measuring YUM employee engagement regularly. For example, every other year we conduct a global employee engagement survey of all employees working in our restaurant support centers. The most recent survey conducted was in 2021 and reflected an engagement level among our employees significantly exceeding the average engagement levels of benchmarked companies.
- Providing YUM employees with training and development that builds world-class leaders and drives business results. We promote these efforts through initiatives such as our leadership development program (Heartstyles), our unconscious bias program (Inclusive Leadership) and training programs with respect to our compliance polices, including our Code of Conduct. Our Heartstyles program is also available to our franchisees so that their employees may benefit as well.
- Enabling a culture that fuels results and cross-brand collaboration on operational execution, people capability and customer experience initiatives throughout our system.
- Assessing progress towards lowering turnover and increasing retention rates, particularly at the restaurant-employee level.

Equity, Inclusion & Belonging

In connection with our focus on equity, inclusion and belonging, our areas of focus include the following:

- Continually building upon ongoing inclusion efforts to help ensure our workplaces are environments where all people can be successful.
- Consistent with our Code of Conduct, making employment-related decisions based on an individual's abilities and merit, not personal characteristics that are unrelated to the job.
- Significantly increasing the number of women in our senior leadership globally, with a goal of achieving gender parity by 2030. In 2021, approximately 42% of our global corporate leadership roles were held by women and approximately 51% of our global workforce were women.
- Increasing representation of underrepresented U.S. associates among our executive and management ranks, franchisees and suppliers over the next 10 years to achieve our aspirational goals to be representative of our customers and communities. Through our membership with the OneTen coalition, we are partnering with a group of U.S. businesses to create career mobility and advancement opportunities for underrepresented people and communities.
- Continuing to make Inclusive Leadership training and anti-racism training available across our system. We intend to expand our Inclusive Leadership training to employees and franchisees around the world and have started development of an online module of this training program to help provide even greater access.

Available Information

The Company makes available, through the Investor Relations section of its internet website at https://www.yum.com, its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after electronically filing such material with the Securities and Exchange Commission ("SEC") at https://www.sec.gov.

Form 10-K

Our Corporate Governance Principles and our Code of Conduct are also located within the Investor Relations section of the Company's website. The references to the Company's website address in this Form 10-K do not constitute incorporation by reference of the information contained on the website and should not be considered part of this Form 10-K. These documents, as well as our SEC filings, are available in print free of charge to any shareholder who requests a copy from our Investor Relations Department.

Item 1A. Risk Factors.

You should carefully review the risks described below as they identify important factors that could cause our actual results to differ materially from our forward-looking statements, expectations and historical trends. Any of the following risk factors, either by itself or together with other risk factors, could materially adversely affect our business, growth prospects, results of operations, cash flows and/or financial condition.

Risks Related to COVID-19, Food Safety and Catastrophic Events

The coronavirus (COVID-19) global pandemic has had, and may continue to have, an adverse effect on our business, growth prospects and results of operations.

Developments related to the COVID-19 global pandemic have had, and may continue to have, adverse impacts on our business, growth prospects and results of operations. As a result of the pandemic, governmental authorities implemented measures to reduce the spread of COVID-19, some of which remain in place today. These measures have included, and in some instances continue to include restrictions on travel outside the home and limitations on business and other activities as well as encouraging social distancing. As a result of the pandemic, we and our Concepts' franchisees have experienced store closures and reduced store-level operations, including reduced operating hours and dining room closures. The impact on our sales in each of our markets has been dependent on the timing, severity and duration of the outbreak, measures implemented by government authorities as well as our reliance on dine-in sales in the market. During 2022, COVID-19 outbreaks and resulting government restrictions limiting mobility continued to impact sales in certain key markets such as China.

We are unable to fully predict the impact that COVID-19 will have on our and our Concepts' franchisees' operations going forward due to various uncertainties, including the severity and duration of the pandemic and future outbreaks of COVID-19, the timing, availability, acceptance and effectiveness of medical treatments and vaccines, the spread of potentially more contagious and/or virulent forms of COVID-19, and actions that may be taken by governmental authorities.

Food safety and food- or beverage-borne illness concerns may have an adverse effect on our business and/or our growth prospects.

Food or beverage-borne illnesses (that can be caused by food-borne pathogens such as E. coli, Listeria, Salmonella, Cyclospora and Trichinosis) and food safety issues (such as food tampering, contamination including with respect to allergens) or adulteration have occurred and may occur within our system from time to time. Furthermore, due to the COVID-19 pandemic, there are now stricter health regulations and guidelines and increased public concern over food safety standards and controls. In addition, the health and environmental risks of certain ubiquitous substances (including per-and polyfluoroalkyl substances (PFAS)) commonly found in packaging have been the subject of increased regulatory scrutiny and lawsuits against other restaurant companies. Any report linking our or our Concepts' franchisees' restaurants, our suppliers or distributors or otherwise involving the types of products used at our restaurants, or linking our competitors, suppliers, distributors or the retail food industry generally, to instances of food- or beverage-borne illness or food safety issues or substances having perceived health or environmental risks could result in adverse publicity and otherwise adversely affect us and possibly lead to product liability claims, litigation, governmental investigations or actions and damages. Moreover, the reliance of our Concepts' restaurants on third-party food suppliers and distributors and increasing reliance on food delivery aggregators increases the risk that food- or beverage-borne illness incidents and food safety issues could be caused by factors outside of our control. If a customer is believed to have become ill from food or beverage-borne illnesses or as a result of food safety issues, steps will be taken that could include restaurants in our system being temporarily closed, which could disrupt our operations and adversely affect our business and/or our growth prospects. The occurrence of food-borne pathogens in restaurant products or food safety issues could also adversely affect the price and availability of affected ingredients, which could result in disruptions in our supply chain and/or lower margins for us and our Concepts' franchisees.

Our business and/or growth prospects may be adversely affected by catastrophic or unforeseen events, such as future health epidemics or pandemics, natural disasters, and events that lead to avoidance of public places or restrictions on public gatherings.

Our business and/or growth prospects could be adversely impacted by various future occurrences (which may be beyond our control), including future health epidemics or pandemics, natural disasters, geopolitical events, acts of war, terrorism, political, financial or social instability, boycotts, social or civil unrest, workplace violence, or other events that lead to avoidance of public places or restrictions on public gatherings such as in our and our Concepts' restaurants. For example, the outbreak of a widespread future health epidemic or pandemic, particularly if located in regions where we derive significant revenue or profit could adversely affect our business and/or growth prospects.

In addition, our operations could be disrupted if any of our or our business partner employees were suspected of having the avian flu or swine flu, or other illnesses such as hepatitis A or norovirus, since this could require us or our business partners to quarantine some or all of such employees or close our restaurant facilities. Prior outbreaks of avian flu have resulted in confirmed human cases and it is possible that outbreaks could reach pandemic levels. Public concern over avian flu may cause fear about the consumption of chicken, eggs and other products derived from poultry, which could cause customers to consume less poultry and related products, which would adversely affect us given poultry is offered at our Concepts' restaurants. Avian flu outbreaks could also adversely affect the price and availability of poultry, which could negatively impact profit margins and revenues for us and our Concepts' franchisees.

Furthermore, other viruses may be transmitted through human contact, and the risk or perceived risk of contracting viruses could cause employees or guests to avoid gathering in public, which could adversely affect restaurant guest traffic or the ability to adequately staff restaurants. We could also be adversely affected if government authorities impose mandatory or voluntary closures, impose restrictions on operations of restaurants, or restrict the import or export of products, or if suppliers issue mass recalls of products.

Risks Related to our Business Strategy and reliance upon Franchisees

Our operating results and growth strategies are closely tied to the success of our Concepts' franchisees.

The vast majority (98%) of our restaurants are operated by our Concepts' franchisees. Our long-term growth depends on maintaining the pace of our new unit growth rate through our Concepts' franchisees. We also rely on master franchisees, who have rights to license to sub-franchisees the right to develop and operate restaurants, to achieve our expectations for new unit development. If our Concepts' franchisees and master franchisees do not meet our expectations for new unit development, we may not achieve our desired growth.

We have limited control over how our Concepts' franchisees' businesses are run, and their inability to operate successfully could adversely affect our operating results through decreased royalties, advertising funds contributions, and fees paid to us for other discrete services we may provide to our Concepts' franchisees (*e.g.* management of e-commerce platforms). Our control is further limited where we utilize master franchise arrangements, which require us to rely on our master franchisees to enforce sub-franchisee compliance with our operating standards. If our Concepts' franchisees fail to adequately capitalize their businesses or incur too much debt, if their operating expenses or commodity prices increase or if economic or sales trends deteriorate such that they are unable to operate profitably or repay existing debt, it could result in their financial distress, including insolvency or bankruptcy, or the inability to meet development targets or obligations. If a significant franchisee of our Concepts becomes, or a significant number of our Concepts' franchisees in the aggregate become, financially distressed our operating results could be impacted through reduced or delayed fee payments that cause us to record bad debt expense, reduced advertising fund contributions, and reduced new unit development.

In addition, we are secondarily liable on certain Concepts' franchisees' restaurant lease agreements, including lease agreements that we have guaranteed or assigned to franchisees and our operating results and/or growth prospects could be impacted by any increased rent obligations to the extent such franchisees default on these lease agreements.

Our success also depends on whether our Concepts' franchisees implement marketing programs and major initiatives such as restaurant remodels or equipment or technology upgrades, which may require financial investment by such franchisees. Our Concepts may be unable to successfully implement strategies that we believe are necessary for further growth if our Concepts' franchisees do not participate, which may harm our growth prospects and financial condition.

Form 10-K

Additionally, the failure of our Concepts' franchisees to focus on key elements of restaurant operations, such as compliance with our operating standards addressing quality, service and cleanliness (even if such failures do not breach the franchise documents), may be attributed by guests to our Concepts' brand and could negatively impact our business and/or our growth prospects. Moreover, franchisee noncompliance with our franchise agreements may reduce the overall customer perception and goodwill of our Concepts' brands, including by failing to meet health and safety standards (e.g., additional sanitation protocols and guidelines connected to the COVID-19 pandemic), to engage in quality control or maintain product consistency, or to comply with cybersecurity requirements, or through the participation in improper business practices.

We have franchise relationships that are particularly important to our business, such as our relationship with Yum China. Any failure to realize the expected benefits of such franchise relationships, including with Yum China, may adversely impact our business, growth prospects and operating results. In connection with the spin-off of our China business in 2016 into an independent publicly-traded company (the "Separation" or "Yum China spin-off"), we entered into a Master License Agreement ("MLA") pursuant to which Yum China is the exclusive licensee of the KFC, Taco Bell and Pizza Hut Concepts and their related marks and other intellectual property rights for restaurant services in mainland China. Following the Separation, Yum China became, and continues to be, our largest franchisee. Our financial results are significantly affected by Yum China's results as we are entitled to receive a 3% sales-based royalty on all Yum China system sales related to these Concepts.

We may not achieve our target restaurant development goal and new restaurants may not be profitable.

Our growth strategy depends on our and our Concepts' franchisees' ability to increase the number of restaurants around the world. The successful development of new units depends in large part on the ability of our Concepts' franchisees to open new restaurants and to operate these restaurants profitably. Effectively managing growth can be challenging, particularly as we expand into new markets, and we cannot guarantee that we, or our Concepts' franchisees, including Yum China, will be able to achieve our expansion goals or that new restaurants will be operated profitably, consistent with results of existing restaurants or with our or our Concepts' franchisees' expectations. Other risks that could impact our ability to open new restaurants include economic conditions and trade or economic policies or sanctions, our ability to attract new franchisees, construction and development costs of new restaurants, and our, or our Concepts' franchisees', ability to obtain suitable restaurant locations, negotiate acceptable lease or purchase terms for the locations, obtain required permits and approvals in a timely manner, hire, train and retain qualified management teams and restaurant crews, and meet construction schedules.

Expansion could also be affected by our Concepts' franchisees' willingness to invest capital or ability to obtain financing to construct and open new restaurants. If it becomes more difficult or more expensive for our Concepts' franchisees to obtain financing to develop new restaurants, or if the perceived return on invested capital is not sufficiently attractive, the expected growth of our system could slow and our future revenues and operating cash flows could be adversely impacted.

In addition, expansion could impact the sales of our Concepts' existing restaurants nearby. There can be no assurance that sales cannibalization will not occur or become more significant in the future as we increase our presence in existing markets.

We may not realize the anticipated benefits from past or potential future acquisitions, investments or other strategic transactions, or our portfolio business model.

From time to time we have completed, and we may evaluate and continue to complete mergers, acquisitions, divestitures, joint ventures, strategic partnerships, minority investments (including minority investments in third parties, such as, franchisees or master franchisees) and other strategic transactions, including our acquisition of The Habit Restaurants, Inc. completed in March 2020.

Past and potential future strategic transactions may involve various inherent risks, including, without limitation:

- expenses, delays or difficulties in integrating acquired companies, joint ventures, strategic partnerships or investments into our organization, including the failure to realize expected synergies and/or the inability to retain key personnel;
- diversion of management's attention from other initiatives and/or day-to-day operations to effectively execute our growth strategy;
- inability to generate sufficient revenue, profit, and cash flow from acquired companies, joint ventures, strategic partnerships or investments;
- the possibility that we have acquired substantial contingent or unanticipated liabilities in connection with acquisitions or other strategic transactions;

- the possibility that our Concepts and potential future acquisitions have divergent interests; and
- the possibility that our interests and strategic direction do not align with those of acquired companies or other parties that maintain an interest in our investments.

Past and potential future strategic transactions may not ultimately create value for us and may harm our reputation and adversely affect our business, growth prospects, financial condition and results of operations. In addition, we account for certain investments, including minority investments in certain franchisees such as Devyani International Limited, on a mark-to-market basis and, as a result, changes in the fair value of these investments impact our reported results. Changes in market prices for equity securities are unpredictable, and our investments have caused, and could continue to cause, fluctuations in our results of operations and/or growth prospects.

Risks Related to Operating a Global Business

We have significant exposure to the Chinese market through our largest franchisee, Yum China, which subjects us to risks that could negatively affect our business and/or our growth prospects.

A significant portion of our total business, particularly with respect to our KFC Concept, is conducted in mainland China through our largest franchisee, Yum China. Yum China's business is exposed to risks in mainland China, which include, among others, potential political, financial and social instability, changes in economic conditions (including consumer spending, unemployment levels and ongoing wage and commodity inflation), consumer preferences, the regulatory environment (including uncertainties with respect to the interpretation and enforcement of Chinese laws, rules and regulations), food safety related matters (including compliance with food safety regulations and ability to ensure product quality and safety), and the effect of the COVID-19 pandemic and related restrictions in China. Any significant or prolonged deterioration in U.S.–China relations, including as the result of current U.S.–China tensions, could adversely affect our Concepts in mainland China. Chinese law regulates Yum China's business conducted within mainland China. Our royalty income from the Yum China business is therefore subject to numerous uncertainties based on Chinese laws, regulations and policies, which may change from time to time. If Yum China's business is harmed or development of our Concepts' restaurants is slowed in mainland China due to any of these factors, it could negatively impact the royalty paid by Yum China to us, which would negatively impact our financial results or our growth prospects.

Our relationship with Yum China is governed primarily by a MLA, as amended from time to time, which may be terminated upon the occurrence of certain events, such as the insolvency or bankruptcy of Yum China. In addition, if we are unable to enforce our intellectual property or contract rights in mainland China, if Yum China is unable or unwilling to satisfy its obligations under the MLA, or if the MLA is otherwise terminated, it could result in an interruption in the operation of our brands that have been exclusively licensed to Yum China for use in mainland China. Disputes over the proper interpretation of the MLA have arisen in the past and may arise from time to time in the future. Such interruption or disputes could cause a delay in, or loss of, royalty income to us, which would negatively impact our financial results.

Our global operations subject us to risks that could negatively affect our business.

A significant portion of our Concepts' restaurants are operated outside of the U.S., and we intend to continue expansion of our global operations. As a result, our and our Concepts' franchisees' business and/or growth prospects are increasingly exposed to risks inherent in global operations. These risks, which can vary substantially by country, include political, financial or social instability or conditions, geopolitical events, corruption, anti-American sentiment, social and ethnic unrest, natural disasters, military conflicts and terrorism, as well as exposure to the macroeconomic environment in such markets (including consumer preferences and spending, unemployment levels and wage and commodity inflation), the regulatory environment (including the risks of operating in markets in which there are uncertainties regarding the interpretation and enforceability of legal requirements and the enforceability of contract rights and intellectual property rights), and income and non-income based tax rates and laws. Additional risks include the impact of import restrictions or controls, sanctions, foreign exchange control regimes (including restrictions on currency conversion), health guidelines and safety protocols related to the COVID-19 pandemic, labor costs and conditions, compliance with the U.S. Foreign Corrupt Practices Act, the UK Bribery Act and other similar applicable laws prohibiting bribery of government officials and other corrupt practices, and the laws and policies that govern foreign investment in countries where our Concepts' restaurants are operated. For example, we have been subject to a regulatory enforcement action in India alleging violation of foreign exchange laws for failure to satisfy conditions of certain operating approvals, such as minimum investment and store build requirements as well as limitations on the remittance of fees outside of the country (see Note 20).

Form 10-K

Following the Russian invasion of Ukraine in early 2022, we suspended all investment and restaurant development in Russia as well as the operations of all company-owned KFC restaurants in Russia. During the second quarter of 2022, we transferred ownership of the Pizza Hut Russia business to a local operator who has initiated the process of re-branding locations to a non-YUM concept. Moreover, in October 2022, we entered into a sale and purchase agreement to transfer ownership of our KFC restaurants, operating systems and master franchise rights, including the network of franchised restaurants in Russia, to a local operator who will be responsible for re-branding locations to a non-YUM concept. Completion of this transaction is subject to regulatory and governmental approvals in Russia, as well as other conditions. There can be no guarantee that our efforts to transfer ownership or re-brand will be successful, and any transfer or re-brand, or failure to transfer or re-brand, could result in damage to our and our Concepts' brand reputations. In addition, the Russian invasion of Ukraine, including associated macroeconomic conditions, increased energy and other prices, regional instability, and heightened economic sanctions from the international community has adversely affected, and may continue to adversely impact, us and our Concepts' restaurants located in Russia and Eastern Europe, including to the extent that any such sanctions restrict our ability in this region to conduct business with certain suppliers or vendors, and/or to utilize the banking system and repatriate cash. We are unable to predict the full impact of the Russian invasion of Ukraine, associated sanctions, macroeconomic impacts and geopolitical instability, and the possibility of broadened military conflict, may have on us.

In addition to the sanctions associated with the Russian invasion of Ukraine as noted above, we and our Concepts' franchisees do business in jurisdictions that may be subject to trade or economic sanction regimes and such sanctions could be expanded. Any failure to comply with such sanction regimes or other similar laws or regulations could result in the assessment of damages, the imposition of penalties, suspension of business licenses, or a cessation of operations at our or our Concepts' franchisees' businesses, as well as damage to our and our Concepts' brand images and reputations.

Foreign currency risks and foreign exchange controls could adversely affect our financial results.

Our results of operations, growth prospects and the value of our assets are affected by fluctuations in currency exchange rates, which has had, and may continue to have adverse effects on our reported earnings. More specifically, an increase in the value of the U.S. dollar, relative to other currencies, such as the Chinese Renminbi ("RMB"), Australian Dollar, the British Pound and the Euro, as well as currencies in certain other markets could have an adverse effect on our reported earnings. Any significant fluctuation in the value of currencies of countries in which we or our Concepts' franchisees operate, and in particular RMB in China, could materially impact the U.S. dollar value of royalty payments made to us, which could result in lower revenues. In addition, fluctuations in the value of currencies in which we or our Concepts' franchisees operate could lead to increased costs and lower profitability to us or our Concepts' franchisees and/or cause us or our Concepts' franchisees to increase prices to customers, which could negatively impact sales in these markets and harm our financial condition and operating results. There can be no assurance as to the future effect of any such changes on our results of operations, growth prospects, financial condition or cash flows. In addition, the governments in certain countries where our Concepts operate, including China and certain others, restrict the conversion of local currency into foreign currencies and, in certain cases, the remittance of currency out of the country. Restrictions on the conversion of other currencies to U.S. dollars or further restrictions on the remittance of occurrences could cause royalty payments to us to be delayed, remitted only partially or not remitted at all, which could impact our liquidity.

Risks Related to Technology, Data Privacy and Intellectual Property

Any cybersecurity incident, including the failure to protect the integrity or availability of IT systems or the security of Confidential Information, or the introduction of malware or ransomware, could materially affect our business and/or our growth prospects and result in substantial costs, litigation, reputational harm and a loss of consumer confidence.

Our business relies heavily on computer systems, hardware, software, technology infrastructure and online websites, platforms and networks (collectively, "IT Systems") to support both internal and external, including franchisee-related, operations. We own and manage some of these IT Systems but also rely on third parties for a range of IT Systems and related products and services. In addition, we and other parties (such as vendors and franchisees), collect, transmit and/or maintain certain personal, financial and other information about our customers, employees, vendors and franchisees, as well as proprietary information pertaining to our business (collectively, "Confidential Information"). The security and availability of our IT Systems and Confidential Information is critical to our business and regulated by evolving and increasingly demanding laws and regulations in various jurisdictions, certain third-party contracts and industry standards.

ITEM 1A. RISK FACTORS.

We experience cyber-attacks and security incidents from time to time and we may experience such attacks and incidents in the future. Despite the security measures that we and many third parties have implemented, our IT Systems may be disrupted or damaged and our Confidential Information may be compromised, corrupted, lost or stolen. The number and frequency of cyber-attacks and other security incidents may escalate. These risks are exacerbated by an increase in the use of and reliance on our digital commerce platforms. In addition, advanced new attacks against IT Systems and devices by potential malicious attackers, including nation-state actors, state-sanctioned groups, advanced persistent threats, and known and unknown ransomware groups, increase the risk of cybersecurity incidents, including ransomware, malware and phishing attacks. On January 18, 2023, we announced a ransomware attack that impacted certain IT Systems which resulted in the closure of fewer than 300 restaurants in one market for one day, temporarily disrupted certain of our affected systems and resulted in data being taken from our network. We have incurred, and may continue to incur, certain expenses related to this attack, including expenses to respond to, remediate and investigate this matter. We remain subject to risks and uncertainties as a result of the incident, including as a result of the data that was taken from the Company's network.

Other adversarial cyber actions that may occur, such as credential stuffing or distributed denial-of-service attacks, may affect consumer confidence, our ability to provide digital commerce platforms, or lead to regulatory actions or litigation. Furthermore, the significant increase in remote working and personal device use, increases the risks of cyber incidents and the improper dissemination of personal or Confidential Information. If our IT Systems, or those of businesses with which we interact are disrupted or compromised as a result of a cyber-attack or other security incident, or if our employees, franchisees or vendors fail to comply with applicable laws and regulations or fail to meet contractual and industry standards, and Confidential Information is obtained or accessed by unauthorized persons or used inappropriately, it could result in liabilities and penalties, damage our brands and reputation, cause interruption of normal business performance, cause us to incur substantial costs, result in a loss of consumer confidence and sales and disrupt our supply chain, business and plans. Additionally, such events could result in the release of Confidential Information about our operations and could subject us to litigation and government enforcement actions, the losses associated with which may not be covered by insurance. Moreover, any significant cybersecurity events could require us to devote significant management time and resources to address such events, interfere with the pursuit of other important business strategies and initiatives, and cause us to incur additional expenditures, which could be material, including to investigate such events, remedy cybersecurity problems, recover lost data, prevent future compromises and adapt systems and practices in response to such events. There is no assurance that any remedial actions will meaningfully limit the success of future attempts to breach our IT Systems, particularly because malicious actors are increasingly sophisticated and utilizing tools and techniques specifically designed to circumvent security measures, avoid detection and obfuscate forensic evidence, which means we may be unable to identify, investigate or remediate effectively or in a timely manner.

Further, the standards and the technology currently used for transmission and approval of electronic payment transactions can put such data at risk, and are determined and controlled by the payment card industry, not by us. If we or our Concepts' franchisees fail to adequately control fraudulent credit card and debit card transactions or to comply with the Payment Card Industry Data Security Standards, we or our Concepts' franchisees may face civil liability, diminished public perception of our security measures, fines and assessments from the card brands, and significantly higher credit card and debit card related costs, any of which could adversely affect our business, growth prospects, financial condition and results of operations.

The failure to maintain satisfactory compliance with data privacy and data protection legal requirements may adversely affect our business and/or growth prospects and subject us to penalties.

Data privacy is subject to frequently changing legal requirements, which sometimes conflict among the various jurisdictions where we and our Concepts' franchisees do business. For example, we are subject to numerous global laws including but not limited to, the European Union's ("E.U.") General Data Protection Regulation ("GDPR") and the UK General Data Protection Regulations (which implements the GDPR into UK law), which impose strict data protection requirements and provide for significant penalties for noncompliance. In addition, within the U.S., the California Consumer Privacy Act (the "CCPA") requires companies that process information on California residents to, among other things, provide new disclosures and options to consumers about data collection, use and sharing practices. Further, the CCPA has been subject to revision and amendments, including significant modifications made by the California Privacy Rights Act ("CPRA"), under which the majority of requirements took effect January 1, 2023. Other states have enacted similar laws that take effect in 2023 and 2024, and the federal government along with other states are considering expanding or passing privacy laws in the near term. These and other newly enacted and evolving legal requirements, such as the E.U.'s Directive 2011/16/EU on administrative cooperation in the field of taxation (referred to as "DAC7"), have required, and may continue to require, us and our Concepts' franchisees to modify our data processing practices and policies and to incur substantial costs and expenses to comply. Moreover, each of the GDPR and

the CCPA confer a private right-of-action to certain individuals and associations, and the CPRA will fund the creation of a regulatory body enforcing its provisions. Enforcement priorities from this body and others tasked with enforcing new privacy laws may be unclear or changing. Failure to comply with these and any other comprehensive privacy laws passed at the international, federal or state level may result in regulatory enforcement action, the imposition of monetary penalties, and damage our reputation.

The Federal Trade Commission ("FTC") and many state attorneys general are also interpreting federal and state consumer protection laws to impose standards for the collection, use, dissemination and security of data. The FTC has also been pursuing privacy as a dedicated enforcement priority, with specialized attorneys seeking enforcement action for violation of US privacy laws including unfair or deceptive practices relating to privacy policies, consumer data collection and processing consent, and digital advertising practices. Various other jurisdictions, where our Concepts have operations, have significantly strengthened, and may continue to strengthen, their data privacy requirements. Moreover, new and changing cross-border data transfer requirements, including the implementation of Standard Contractual Clauses published by the European Commission in June 2021 and the UK International Data Transfer Agreement finalized by the UK in March 2022, will require us to incur costs to comply and may impact the transfer of personal data throughout our organization and to third parties. Other areas of particular focus for increasing requirements or risk of penalties include data collected from minors, biometric information, and data used in machine learning, all of which are subject to rapidly changing laws which are not consistent across jurisdictions.

The increasingly complex, restrictive and evolving regulatory environment at the international, federal and state level related to data privacy and data protection may require significant continued effort and cost, changes to our business practices and impact our ability to obtain and use data to provide personalized experiences for our customers. In addition, failure to comply with applicable requirements may subject us and our Concepts' franchisees to fines, sanctions, governmental investigation, lawsuits and other potential liability, as well as reputational harm.

Unreliable or inefficient restaurant or consumer-facing technology or the failure to successfully implement technology initiatives in the future could adversely impact operating results, growth prospects and the overall consumer experience.

We and our Concepts' franchisees rely heavily on IT Systems in the conduct of our business, some of which are managed, hosted, provided and/or used by third parties, including, point-of-sale processing in our restaurants, management of our supply chain, and various other processes and procedures. These systems are subject to damage, interruption or failure due to theft, fire, power outages, telecommunications failure, computer viruses, employee misuse, security breaches, malicious cyber-attacks including the introduction of malware or ransomware or other disruptive behavior by hackers, or other catastrophic events. Certain IT Systems may also be unreliable or inefficient, and technology vendors may limit or terminate product support and maintenance, which could impact the reliability of critical systems' operations. If our or our Concepts' franchisees' IT Systems are damaged or fail to function properly, we may incur substantial costs to repair or replace them, and may experience loss of critical data and interruptions or delays in our ability to manage inventories or process transactions, which could result in lost sales, customer or employee dissatisfaction, or negative publicity that could adversely impact our reputation, growth prospects, results of operations and financial condition.

We and our Concepts' franchisees rely on technology to efficiently operate our restaurants and drive the customer experience, sales growth and margin improvement. Our growth will be dependent on our initiatives to implement proprietary and third-party technology solutions and gather and leverage data to enhance restaurant operations and improve the customer experience. It may be difficult to recruit and retain qualified individuals for these efforts due to intense competition for qualified technology systems' developers necessary to innovate, develop and implement new technologies for our growth initiatives, including increasing our digital relationship with customers. Our strategic digital and technology initiatives may not be timely implemented or may not achieve the desired results. Failure to adequately manage implementations, updates or enhancements of new technology or interfaces between platforms could place us at a competitive disadvantage, and disrupt and otherwise adversely impact our operations and/or growth prospects. Even if we effectively implement and manage our technology initiatives, there is no guarantee that this will result in sales growth or margin improvement. Additionally, developing and implementing consumers' evolving technology demands may place a significant financial burden on us and our Concepts' franchisees, and our Concepts' franchisees may have differing views on investment priorities. Moreover, our failure to adequately invest in new technology or adapt to technological advancements and industry trends, particularly with respect to digital commerce capabilities, could result in a loss of customers and related market share. If our Concepts' digital commerce platforms do not meet customers' expectations in terms of security, speed, privacy, attractiveness or ease of use, customers may be less inclined to return to such digital commerce platforms, which could negatively impact our business and/or growth prospects.

We cannot predict the impact that alternative methods of delivery, including autonomous vehicle delivery and third-party delivery technology solutions, or changes in consumer behavior facilitated by these alternative methods of delivery will have on our business. Advances in alternative methods of delivery, including advances in digital ordering technology, or certain changes in consumer behavior driven by these or other technologies and methods of delivery could have a negative effect on our business, growth prospects and market position.

Moreover, technology and consumer offerings continue to develop and evolve and we cannot predict consumer or team member acceptance of these existing and new technologies, such as new delivery channels or their impact on our business, and/or our growth prospects, nor can we be certain of our ability to implement or execute such technologies, which could result in loss of sales; dissatisfaction from our customers, employees, or employees of our Concepts' franchisees; or negative publicity that could adversely impact our reputation, results of operations, growth prospects and financial condition.

There are risks associated with our increasing dependence on digital commerce platforms to maintain and grow sales.

Customers are increasingly using e-commerce websites and apps, such as kfc.com, tacobell.com, pizzahut.com, habitburger.com, KFC, Taco Bell, Pizza Hut and The Habit Burger Grill apps, and apps owned by third-party delivery aggregators and third-party mobile payment processors, to order and pay for our Concepts' products. Moreover, there has been a rapid increase in the use of store-level or third-party delivery services by our Concepts. As a result, our Concepts and our Concepts' franchisees are increasingly reliant on digital ordering and payment as a sales channel and our business and/or growth prospects could be negatively impacted if we are unable to successfully implement, execute or maintain our consumer-facing digital initiatives, such as delivery, curbside pick-up and mobile carryout. If the third-party aggregators that we utilize for delivery, including marketplace and delivery as a service, cease or curtail their operations, fail to maintain sufficient labor force to satisfy demand, materially change fees, access or visibility to our products or give greater priority or promotions to our competitors, our business and/or growth prospects may be negatively impacted. In addition, third-party delivery services typically charge restaurants a per order fee, and as such utilizing third-party delivery services may not be as profitable as sales directly to our customers, and may also introduce food quality and customer satisfaction risks outside of our control. These digital ordering and payment platforms also could be damaged or interrupted by power loss, technological failures, user errors, cyber-attacks, other forms of sabotage, inclement weather or natural disasters and have experienced interruptions and could experience further interruptions, which could limit or delay customers' ability to order through such platforms or make customers less inclined to return to such platforms. The rapid acceleration in growth of digital sales has placed additional stress on those platforms that are more reliant upon legacy technology, such as certain platforms used by Pizza Hut, which may result in more frequent and potentially more severe interruptions. Moreover, our reliance on multiple digital commerce platforms to support our global footprint, multiple Concepts and highly franchised business model could increase our vulnerability to cyber-attacks and/or security breaches and could necessitate additional expenditures as we endeavor to consolidate and standardize such platforms.

Yum China, our largest franchisee, utilizes third-party mobile payment apps such as Alipay, WeChat Pay and Union Pay as a means through which to generate sales and process payments. Should customers become unable to access mobile payment apps in China, should the relationship between Yum China and one or more third-party mobile payment processors become interrupted, or should Yum China's ability to use Alipay, WeChat Pay, Union Pay or other third-party mobile payment apps in its operations be restricted, its business could be adversely affected, which could have a negative impact on the royalty paid to us.

Our inability or failure to recognize, respond to and effectively manage the increased impact of social media could adversely impact our business and/or growth prospects.

There has been a marked increase in the use of social media platforms, including blogs, chat platforms, social media websites, and other forms of Internet-based communications which allow individuals access to a broad audience of consumers and other interested persons. The rising popularity of social media and other consumer-oriented technologies has increased the speed and accessibility of information dissemination and given users the ability to more effectively organize collective actions such as boycotts and other brand-damaging behaviors. Many social media platforms immediately publish content, often without filters or checks on accuracy. Information posted on such platforms may be adverse to our interests and/or may be inaccurate. The dissemination of information online could harm our business and/or growth prospects, regardless of the information's accuracy. The damage may be immediate without an opportunity for redress or correction.

In addition, social media is frequently used by our Concepts to communicate with customers and the public. Failure by our Concepts to use social media effectively or appropriately, particularly as compared to our Concepts' competitors, could lead to a decline in brand value, customer visits and revenue. Social media is also increasingly used to compel companies to express

public positions on issues and topics not directly related to their core business, which could prove controversial or divisive to consumers and result in lost sales or a misallocation of resources. In addition, laws and regulations, including FTC enforcement, are rapidly evolving to govern social media platforms and communications. A failure of us, our employees, our Concepts' franchisees or third parties acting at our direction, or others perceived to be associated with us or our Concepts' franchisees, to abide by applicable laws and regulations regarding the use of social media, or to appropriately use social media, could adversely impact our Concepts' brands, our reputation, our business and our growth prospects, result in negative publicity, or subject us or our Concepts' franchisees to fines, other penalties or litigation. Other risks associated with the use of social media include improper disclosure of proprietary information, negative comments about our Concepts' brands, exposure of personally identifiable information, fraud, hoaxes or malicious dissemination of false information.

Failure to protect our trademarks or other intellectual property could harm our Concepts' brands and overall business and/or growth prospects.

We regard our registered trademarks (e.g., Yum®, KFC®, Taco Bell®, Pizza Hut® and The Habit®) and unregistered trademarks related to our restaurant businesses, as having significant value and being important to our marketing efforts. Our trademarks, many of which are registered in various jurisdictions, create brand awareness and help build goodwill among our customers.

We rely on a combination of legal protections provided by trademark registrations, contracts, copyrights, patents and common law rights, such as unfair competition, passing off and trade secret laws to protect our intellectual property from potential infringement. However, from time to time we become aware of other persons or companies using names and marks that are identical or confusingly similar to our brands' names and marks. Although our policy is to challenge infringements and other unauthorized uses of marks similar or identical to our brands' marks, certain or unknown unauthorized uses or other misappropriation of our trademarks could diminish the value of our Concepts' brands and adversely affect our business, growth prospects and goodwill.

In addition, effective intellectual property protection may not be available in every country in which our Concepts have, or may in the future open or franchise, a restaurant and the laws of some countries do not protect intellectual property rights to the same extent as the laws of the U.S. There can be no assurance that the steps we have taken to protect our intellectual property or the legal protections that may be available will be adequate or that our Concepts' franchisees will maintain the quality of the goods and services offered under our brands' trademarks or always act in accordance with guidelines we set for maintaining our brands' intellectual property rights and defending or enforcing our trademarks and other intellectual property could result in the expenditure of significant resources any of which could result in significant harm to our business, growth prospects, reputation, financial condition and results of operations.

Our brands may also be targets of infringement claims that could interfere with the use of certain names, trademarks and/or the proprietary know-how, recipes, or trade secrets used in our business. Defending against such claims can be costly, and as a result of defending such claims, we may be prohibited from using such intellectual property or proprietary information in the future or forced to pay damages, royalties, or other fees for using such proprietary information, any of which could negatively affect our business, growth prospects, reputation, financial condition, and results of operations.

Risks Related to Our Supply Chain and Employment

Shortages or interruptions in the availability and delivery of food, equipment and other supplies may increase costs or reduce revenues.

The products sold or used by our Concepts and their franchisees are sourced from a wide variety of suppliers although certain products and equipment have limited suppliers, which increases our reliance on those suppliers. We, along with our Concepts' franchisees, are also dependent upon third parties to make frequent deliveries of food products, equipment and supplies that meet our specifications at competitive prices. Shortages or interruptions in the supply of food items, equipment and other supplies to our Concepts' restaurants have happened from time to time and could reduce sales, harm our Concepts' reputations and delay the planned openings of new restaurants by us and our Concepts' franchisees. We have experienced and may continue to experience, certain supply chain disruptions resulting from, among other things, capacity, transportation, staffing and operational challenges associated with the pandemic and the current macroeconomic environment, which have adversely affected and may continue to adversely affect our business, growth prospects and results of operations. Future shortages or disruptions could also be caused by factors such as natural disasters, health epidemics and pandemics, social unrest, the impacts of climate change, inaccurate forecasting of customer demand, problems in production or distribution, restrictions on

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imports or exports including due to trade disputes or restrictions, the inability of vendors to obtain credit, political instability in the countries in which the suppliers and distributors are located, the financial instability of suppliers and distributors, suppliers' or distributors' failure to meet our standards or requirements, transitioning to new suppliers or distributors, product quality issues or recalls, inflation, food safety warnings or advisories, the cancellation of supply or distribution agreements or an inability to renew such arrangements or to find replacements on commercially reasonable terms.

In addition, in the U.S., the Company and the Company's KFC, Taco Bell and Pizza Hut franchisee groups are members of Restaurant Supply Chain Solutions, LLC ("RSCS"), which is a third party responsible for purchasing certain restaurant products and equipment. The Habit Burger Grill entered into a purchasing agreement with RSCS in 2020. McLane Foodservice, Inc. ("McLane") serves as the largest distributor for the Company's KFC, Taco Bell and Pizza Hut Concepts in the U.S. Any failure or inability of our significant suppliers or distributors, including RSCS or McLane to meet their respective service requirements, could result in shortages or interruptions in the availability of food and other supplies.

The loss of key personnel, labor shortages and increased labor costs could adversely effect our business and/or growth prospects.

Much of our future success depends on the continued availability and service of senior management personnel. The loss or failure to engage in adequate succession planning of any of our executive officers or other key senior management personnel could harm our business and/or our growth prospects.

In addition, our restaurant operations are highly service-oriented and our success depends in part on our and our Concepts' franchisees' ability to attract, retain and motivate a sufficient number of qualified employees, including franchisee management, restaurant managers and other crew members. Our Concepts and their franchisees have experienced and may continue to experience increased labor shortages and employee turnover at many of our restaurants and increased competition for qualified employees, due to ongoing challenging labor market conditions. These labor market conditions and the ongoing inflationary environment in countries where our Concepts and their franchisees operate have increased, and may continue to increase , the labor costs for our Concepts and their franchisees, including due to the payment of higher wages to attract or retain qualified employees (including franchisee management, restaurant managers and other crew members) and increased overtime costs to meet demand. Such increases in labor costs have also resulted from, and may continue to result from higher minimum wages at the federal, state or local level, including in connection with the increases in state minimum wages that have recently been enacted by various states and (if ultimately enacted) the potential increase in the federal minimum wage in the U.S. proposed by the current presidential administration. Moreover, there may be a long-term trend toward higher wages in emerging markets and higher labor costs more generally. For example, California passed the Fast Food Accountability and Standards Recovery Act (the "FAST Act") in September 2022, a state law which authorizes the establishment of a council to set standards with respect to the wages, working hours, and health and safety conditions of employees at certain quick service restaurants which, if enacted, would apply to our Concepts' restaurants in California. The implementation of the FAST Act, which was set to take effect on January 1, 2023, has been paused pending the outcome of a California voter referendum to repeal this law scheduled for November 2024. If this voter referendum fails and the FAST Act goes into effect, and/or if similar legislation is enacted in other jurisdictions, this may increase our and our Concepts' franchisees' costs, and otherwise disrupt and adversely affect our operations and/or growth prospects.

The inability to recruit and retain a sufficient number of qualified individuals at the store level may result in reduced operating hours, have a negative impact on service or customer experience, delay our planned use, development or deployment of technology, or impact the planned openings of new restaurants by us and our Concepts' franchisees, any of which could adversely affect our business and/or our growth prospects. In addition, union organizers have engaged in efforts to organize employees at certain of our Concepts' restaurants and those of other restaurant companies, and strikes, work slowdown or other labor unrest impacting us may become more common. In the event of a strike, work slowdown or other labor unrest, the ability to adequately staff at the store level could be impaired, which could adversely impact our operations, growth prospects and distract management from focusing on our business and strategic priorities.

An increase in food prices and other operating costs may have an adverse impact on our business and/or our growth prospects.

Our and our Concepts' franchisees' businesses depend on reliable sources of large quantities of raw materials such as proteins (including poultry, pork, beef and seafood), cheese, oil, flour and vegetables (including potatoes and lettuce). Raw materials purchased for use in our Concepts' restaurants are subject to price volatility caused by any fluctuation in aggregate supply and

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demand, or other external conditions, such as weather and climate conditions, (which may be exacerbated by climate change), energy costs or natural events or disasters that affect expected harvests of such raw materials, taxes and tariffs (including as a result of trade disputes), industry demand, inflationary conditions, labor shortages, transportation issues, fuel costs, food safety concerns, product recalls, governmental regulation and other factors, all of which are beyond our control and in many instances are unpredictable. Taking into account ongoing inflationary conditions, we have recently experienced and expect to continue to experience, an increase in the price of various raw materials and other operating costs (such as rent and energy costs) as well as increased volatility in such prices and costs, which has adversely affected, and may continue to adversely affect our results of operations and/or our growth prospects. In addition, a significant increase in gasoline prices could result in the imposition of fuel surcharges by our distributors.

As the result of the significant increases in food and other operating costs noted above, we and our Concepts' franchisees have recently increased food prices beyond typical pricing patterns at certain of our Concepts' restaurants. However, because we and our Concepts' franchisees provide competitively priced food, we may not have the ability to pass through to our customers the full amount of any commodity price or other cost increases. If we and our Concepts' franchisees are unable to manage the cost of raw materials or to increase the prices of products proportionately, our and our Concepts' franchisees' profit margins and return on invested capital may be adversely impacted. Moreover, to the extent that we raise menu prices to offset these costs, this could result in decreased consumer demand and adversely affect our business and/or our growth prospects.

Risks Related to our Concepts' Brands and Reputation

Our success depends substantially on our corporate reputation and on the value and perception of our brands.

Our success depends in large part upon our ability and our Concepts' franchisees' ability to maintain and enhance our corporate reputation and the value and perception of our brands. Brand value is based in part on consumer perceptions on a variety of subjective factors, including the nutritional content and preparation of our food, our ingredients, food safety, and our business practices, including with respect to how we source commodities, and our pricing (including price increases and discounting). Consumer acceptance of our offerings is subject to change and some changes can occur rapidly. For example, nutritional, health and other scientific studies and conclusions, which constantly evolve and may have contradictory implications, drive popular opinion, litigation and regulation (including initiatives intended to drive consumer behavior) in ways that may affect perceptions of our Concepts' brands generally or relative to alternatives. In addition, the retail food industry has been subject to scrutiny and claims that the menus and practices of restaurant chains have led to customer health issues, such as weight gain and other adverse effects. Publicity about these matters (particularly directed at the quick service and fast-casual segments of the retail food industry) may harm our Concepts' reputations and adversely affect our business and/or our growth prospects. Moreover, this scrutiny could lead to increased regulation of the content or marketing of our products, including legislation or regulation taxing and/or regulating food with high-fat, sugar and salt content, or foods otherwise deemed to be "unhealthy," which may increase costs of compliance and remediation to us and our Concepts' franchisees.

In addition, business or other incidents, whether isolated or recurring, and whether originating from us, our Concepts' restaurants, franchisees, competitors, governments, suppliers or distributors, can significantly reduce brand value and consumer perception, particularly if the incidents receive considerable publicity or result in litigation or investigations. For example, the reputation of our Concepts' brands could be damaged by claims or perceptions about the quality, safety or reputation of our products, suppliers, distributors or franchisees or by claims or perceptions that we, founders of our Concepts, our Concepts' franchisees or other business partners have acted or are acting in an unethical, illegal, racially-biased or socially irresponsible manner or are not fostering an inclusive and diverse environment, including with respect to the service and treatment of customers at our Concepts' restaurants, and our or our Concepts' franchisees' treatment of employees, regardless of whether real or perceived. Our corporate reputation could also suffer from negative publicity or consumer sentiment regarding Company action or brand imagery, misconduct by any of our or our Concepts' franchisees' employees, or a real or perceived failure of corporate governance. Any such developments could cause a decline directly or indirectly in consumer confidence in, or the perception of, our Concepts' brands and/or our products and reduce consumer demand for our products, likely resulting in lower revenues and profits.

We cannot guarantee that franchisees or other third parties with licenses to use our intellectual property will not take actions that may harm the value of our intellectual property. Franchisee use of our Concepts' trademarks are governed through franchise agreements and we monitor use of our trademarks by both franchisees and third parties, but franchisees or other third parties may refer to or make statements about our Concepts' brands that do not make proper use of our trademarks or required

designations, that improperly alter trademarks or branding, or that are critical of our Concepts' brands or place our Concepts' brands in a context that may tarnish their reputation. Moreover, unauthorized third parties, including our Concepts' current and former franchisees, may use our intellectual property to trade on the goodwill of our Concepts' brands, resulting in consumer confusion or brand dilution.

Our ability to reach consumers and drive results is heavily influenced by brand marketing and advertising and our ability to adapt to evolving consumer preferences, including developing and launching new and innovative products and offerings. Our marketing and advertising programs may not be as successful, or may not be as successful as our competitors, and thus, may adversely affect our business, our growth prospects and the strength of our brand.

We are subject to increasing and evolving expectations and requirements with respect to social and environmental sustainability matters, which could expose us to numerous risks.

There has been an increased focus, including from investors, the public and governmental and nongovernmental authorities, on social and environmental sustainability matters, such as climate change, greenhouse gases, packaging and waste, human rights, diversity, sustainable supply chain practices, animal health and welfare, deforestation, land, energy and water use and other corporate responsibility matters. We are and may become subject to changing rules and regulations promulgated by a number of governmental and self-regulatory organizations with respect to social and environmental sustainability matters. These changing rules, regulations and stakeholder expectations have resulted in, and are likely to continue to result in, an increase in expenses and management focus associated with satisfying such regulations and expectations. As the result of these increased expectations and evolving requirements, as well as our commitment to social and environmental sustainability matters, we may continue to establish or expand goals, commitments or targets, and take actions to meet such goals, commitments and targets. These goals could be difficult and expensive to implement, the technologies needed to implement them may not be cost effective and may not advance at a sufficient pace, and we may be criticized for the accuracy, adequacy or completeness of disclosures. Further, goals may be based on standards for measuring progress that are still developing, internal controls and processes that continue to evolve, assumptions that are subject to change, and other risks and uncertainties, many of which are outside of our control. If our data, processes and reporting with respect to social and environmental matters are incomplete or inaccurate, or if we fail to achieve progress with respect to these goals on a timely basis, consumer and investor trust in our brands may suffer.

We may be adversely affected by climate change.

We could be adversely affected by the physical and/or transitional effects of climate change. Our properties and operations may be vulnerable to the adverse effects of climate change, which is predicted to result in ongoing changes in global weather patterns and more frequent and severe weather-related events such as droughts, wildfires, hurricanes and other natural disasters. Such adverse weather related impacts may also adversely affect the general economy in countries where we operate, disrupt our operations, cause restaurant closures or delay the opening of new restaurants, adversely impact our supply chain and increase the costs of (and decrease the availability of) food and other supplies needed for our operations. In addition, various legislative and regulatory efforts to combat climate change may increase in the future, which could result in additional taxes, increased expenses and otherwise disrupt and adversely impact our business and/or our growth prospects.

Risks Related to Government Regulation and Litigation

We may be subject to litigation that could adversely affect us by increasing our expenses, diverting management attention or subjecting us to significant monetary damages and other remedies.

We are regularly involved in legal proceedings, which include regulatory claims or disputes by claimants such as franchisees, suppliers, employees, customers, governments and others related to operational, foreign exchange, tax, franchise, contractual or employment issues. These claims or disputes may relate to personal injury, employment, real estate related, environmental, tort, intellectual property, breach of contract, data privacy, securities, derivative and other litigation matters. See the discussion of legal proceedings in Note 20 to the Consolidated Financial Statements included in Item 8 of this Form 10-K. Plaintiffs often seek recovery of large or indeterminate amounts, and lawsuits are subject to inherent uncertainties (some of which are beyond the Company's control). Unfavorable rulings or developments may also occur in cases we are not involved in. Moreover, regardless of whether any such lawsuits have merit, or whether we are ultimately held liable or settle, such litigation may be expensive to defend, may divert resources and management attention away from our operations, and may negatively impact our results of operations and/or our growth prospects. With respect to insured claims, a judgment for damages in excess of any

Form 10-K

insurance coverage could adversely affect our financial condition or results of operations and/or growth prospects. Any adverse publicity resulting from these allegations may also adversely affect our Concepts' reputations, which could adversely affect our financial results.

Changes in, or noncompliance with, legal requirements may adversely affect our business operations, growth prospects or financial condition.

The Company, and our Concepts and their franchisees, are subject to numerous laws and regulations around the world. These laws and regulations change regularly and are increasingly complex. For example, we are subject to:

- The Americans with Disabilities Act in the U.S. and similar laws that provide protection to individuals with disabilities in the context of employment, public accommodations and other areas.
- The U.S. Fair Labor Standards Act as well as a variety of similar laws, which govern matters such as minimum wages, and overtime, and the U.S. Family and Medical Leave Act as well as a variety of similar laws which provide protected leave rights to employees.
- Employment laws related to workplace health and safety, non-discrimination, non-harassment, whistleblower protections, and other terms and conditions of employment.
- Laws and regulations in government-mandated health care benefits such as the Patient Protection and Affordable Care Act in the U.S.
- Laws and regulations relating to nutritional content, nutritional labeling, product safety, product marketing and menu labeling.
- Laws relating to state and local licensing.
- Laws relating to the relationship between franchisors and franchisees.
- Laws and regulations relating to health, sanitation, food, workplace safety, child labor, including laws regulating the use of certain "hazardous equipment", building and zoning, and fire safety and prevention.
- Laws and regulations relating to union organizing rights and activities.
- Laws relating to information security, privacy, cashless payments, and consumer protection.
- Laws relating to currency conversion or exchange.
- Laws relating to international trade and sanctions.
- Anti-bribery and anti-corruption laws, including the U.S. Foreign Corrupt Practices Act.
- Environmental laws and regulations, including with respect to climate change and greenhouse gas emissions.
- Federal and state immigration laws and regulations in the U.S.
- Regulations, health guidelines and safety protocols related to the COVID-19 pandemic.

In addition, if any governmental authority were to adopt and implement a broader standard for determining when two or more otherwise unrelated employers may be found to be a joint employer of the same employees under laws such as the National Labor Relations Act (the "NLRA") in a manner that is applied generally to franchise relationships, this could cause us or our Concepts to be liable or held responsible for unfair labor practices and other violations and could subject our Concepts to other liabilities, and/or require our Concepts to conduct collective bargaining negotiations, regarding employees of totally separate, independent employers, most notably our Concepts' franchisees. For example, the National Labor Relations Board issued a proposed rule in September 2022 regarding the joint-employer test under the NLRA which would take into account the indirect control that a company has over the employees of another entity, thereby increasing the likelihood of a joint-employer relationship under the NLRA. Moreover, many states (including California) have increasingly focused on and/or enacted legislation around the misclassification of independent contractors.

Any failure or alleged failure to comply with applicable laws or regulations or related standards or guidelines could adversely affect our reputation, global expansion efforts, growth prospects and financial results or result in, among other things, litigation, revocation of required licenses, internal investigations, governmental investigations or proceedings, administrative enforcement actions, fines and civil and criminal liability. Publicity relating to any such noncompliance or perception that we are not paying a sufficient amount of taxes could also harm our Concepts' reputations and adversely affect our revenues. In addition, the compliance costs associated with complying with new or existing legal requirements could be substantial.

Tax matters, including changes in tax rates or laws, disagreements with taxing authorities, imposition of new taxes and our restructurings could impact our results of operations, growth prospects and financial condition.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property, withholding and franchise taxes in various jurisdictions. Our accruals for tax liabilities are based on past experience, interpretations of applicable law, and judgments about potential actions by tax authorities, but such accruals require significant judgment which may be incorrect and may result in payments greater than the amounts accrued. If the Internal Revenue Service ("IRS") or another taxing authority disagrees with our tax positions, we could face additional tax liabilities, including interest and penalties, which could be material. For example, as disclosed in Note 20, as a result of an audit by the IRS for fiscal years 2013 through 2015, in August 2022, we received a Revenue Agent's Report that includes a proposed adjustment for the 2014 fiscal year relating to a series of reorganizations we undertook during that year in connection with the business realignment of our corporate and management reporting structure along brand lines. While we disagree with the position of the IRS and intend to contest it vigorously, an unfavorable resolution of this matter could have a material, adverse impact on our Consolidated Financial Statements in future periods.

In addition, if jurisdictions in which we or our Concepts operate enact tax legislation, modify tax treaties and/or increase audit scrutiny, it could increase our taxes and have an adverse impact on our results of operations, growth prospects and financial position. For example, the Organization for Economic Cooperation and Development (the "OECD"), the European Union and other countries (including countries in which we operate) have committed to enacting substantial changes to numerous long-standing tax principles impacting how large multinational enterprises are taxed in an effort to limit perceived base erosion and profit shifting incentives. In particular, the OECD's Pillar Two initiative introduces a 15% global minimum tax applied on a country-by-country basis, for which many jurisdictions have now committed to an effective enactment date starting January 1, 2024. If these proposals are implemented in any jurisdictions in which we operate, they could negatively impact our effective tax rate as well as increase the tax compliance and reporting costs related to such requirements.

Risks Related to the Yum China Spin-Off

The Yum China spin-off and certain related transactions could result in substantial U.S. tax liability.

We received opinions of outside counsel substantially to the effect that, for U.S. federal income tax purposes, the Yum China spin-off and certain related transactions qualified as generally tax-free under Sections 355 and 361 of the U.S. Internal Revenue Code. The opinions relied on various facts and assumptions, as well as certain representations as to factual matters and undertakings (including with respect to future conduct) made by Yum China and us. If any of these facts, assumptions, representations or undertakings are incorrect or not satisfied, we may not be able to rely on these opinions of outside counsel. Accordingly, notwithstanding receipt of the opinions of outside counsel, the conclusions reached in the tax opinions may be challenged by the IRS. Because the opinions are not binding on the IRS or the courts, there can be no assurance that the IRS or the courts will not prevail in any such challenge.

If, notwithstanding receipt of any opinion, the IRS were to conclude that the Yum China spin-off was taxable, in general, we would recognize taxable gain as if we had sold the Yum China common stock in a taxable sale for its fair market value. In addition, each U.S. holder of our Common Stock who received shares of Yum China common stock in connection with the spin-off transaction would generally be treated as having received a taxable distribution of property in an amount equal to the fair market value of the shares of Yum China common stock received. That distribution would be taxable to each such U.S. stockholder as a dividend to the extent of accumulated earnings and profits as of the date of the spin-off. For each such U.S. stockholder, any amount that exceeded our earnings and profits would be treated first as a non-taxable return of capital to the extent of such stockholder's tax basis in our shares of Common Stock with any remaining amount being taxed as a capital gain.

The Yum China spin-off may be subject to China's indirect transfer tax.

In February 2015, the Chinese State Tax Administration ("STA") issued the Bulletin on Several Issues of Enterprise Income Tax on Income Arising from Indirect Transfers of Property by Non-resident Enterprises ("Bulletin 7"). Pursuant to Bulletin 7, an "indirect transfer" of Chinese taxable assets, including equity interests in a China resident enterprise ("Chinese interests"), by a non-resident enterprise, may be recharacterized and treated as a direct transfer of Chinese taxable assets, if such arrangement does not have reasonable commercial purpose and the transferor has avoided payment of Chinese enterprise income tax. Using general anti-tax avoidance provisions, the STA may treat an indirect transfer as a direct transfer of Chinese interests if the

transfer has avoided Chinese tax by way of an arrangement without reasonable commercial purpose. As a result, gains derived from such indirect transfer may be subject to Chinese enterprise income tax, and the transferee or other person who is obligated to pay for the transfer would be obligated to withhold the applicable taxes, currently at a rate of up to 10% of the capital gain in the case of an indirect transfer of equity interests in a China resident enterprise. We evaluated the potential applicability of Bulletin 7 in connection with the Separation in the form of a tax free restructuring and continue to believe it is more likely than not that Bulletin 7 does not apply and that the restructuring had reasonable commercial purpose.

However, there are significant uncertainties on what constitutes a reasonable commercial purpose, how the safe harbor provisions for group restructurings are to be interpreted and how the Chinese tax authorities will ultimately view the spin-off. As a result, our position could be challenged by the Chinese tax authorities resulting in a tax at a rate of 10% assessed on the difference between the fair market value and the tax basis of Yum China at the date of the spin-off. As our tax basis in Yum China was minimal, the amount of such a tax could be significant and have an adverse effect on our results of operations, growth prospects and our financial condition.

Risks Related to Consumer Discretionary Spending and Macroeconomic Conditions

Our business and/or our growth prospects may be adversely impacted by changes in consumer discretionary spending and economic conditions in the various markets, including inflationary pressures.

As a company dependent upon consumer discretionary spending, we (and our Concepts' franchisees) are sensitive to changes in or uncertainty regarding macroeconomic conditions in markets where we and Concepts' franchisees operate. Some of the factors that impact discretionary consumer spending include unemployment and underemployment rates, fluctuations in disposable income, the price of gasoline, other inflationary pressures, higher taxes, reduced access to credit, elevated interest rate levels, stock market performance and changes in consumer confidence. In this regard, we and our Concepts' franchisees have been adversely impacted by, and may continue to be adversely impacted by, negative macroeconomic conditions in markets where we and our Concepts' franchisees operate, including impacts from increased commodity prices and other inflationary pressures, challenging labor market conditions, elevated interest rates, supply chain disruptions, and governmental restrictions implemented to mitigate against the pandemic. Any significant deterioration in current negative macroeconomic conditions, or any recovery therefrom that is significantly slower than anticipated, could have an adverse effect on our business, growth prospects, financial conditions, or results of operations. In addition, negative macroeconomic conditions or other adverse business developments may result in future asset impairment charges. Moreover, if negative macroeconomic conditions result in significant disruptions to capital and financial markets, or negatively impact our credit ratings, our cost of borrowing, our ability to access capital on favorable terms and our overall liquidity and capital structure could be adversely impacted.

Risks Related to Competition

The retail food industry is highly competitive.

Our Concepts' restaurants compete with international, national and regional restaurant chains as well as locally-owned restaurants, and the industry in which we operate is highly competitive with respect to price and quality of food products, new product development, digital engagement, advertising levels and promotional and price discounting initiatives, customer service, reputation, restaurant location, attractiveness and maintenance of properties, management and hourly personnel and qualified franchisees. Moreover, if we are unable to successfully respond to changing consumer or dietary preferences, if our marketing efforts and/or launch of new products are unsuccessful, or if our Concepts' restaurants are unable to compete successfully with other retail food outlets, our and our Concepts' franchisees' businesses and/or our growth prospects could be adversely affected. In addition, the COVID-19 pandemic has also resulted in a change of consumer routines and behavior, and it is difficult to fully assess the impacts of such developments on us or our Concepts, or the extent to which any such consumer patterns may continue after the COVID-19 pandemic has ended. We also face ongoing competition due to convergence in grocery, convenience, deli and restaurant services, including the offering by the grocery industry of convenient meals, including pizzas and entrees with side dishes. Competition from delivery aggregators and other food delivery services has also increased and is expected to continue to increase, particularly in urbanized areas. Finally, not all of our competitors may seek to establish environmental or sustainability goals comparable to ours, which could result in lower supply chain or operating costs for our competitors. Increased competition and other competitive factors could have an adverse effect on our business or development plans.

Risks Related to Our Indebtedness

Our substantial indebtedness makes us more sensitive to adverse economic conditions, may limit our ability to plan for or respond to significant changes in our business, and requires a significant amount of cash to service our debt payment obligations that we may be unable to generate or obtain.

As of December 31, 2022, our total outstanding short-term borrowings and long-term debt was approximately $11.9 billion. Subject to the limits contained in the agreements governing our outstanding indebtedness, we may incur additional debt from time to time, which would increase the risks related to our high level of indebtedness. Our high level of indebtedness could have important potential consequences, including, but not limited to:

- increasing our vulnerability to, and reducing our flexibility to plan for and respond to, adverse economic and industry conditions and changes in our business and the competitive environment;
- requiring the dedication of a substantial portion of our cash flow from operations to the payment of principal of, and interest on, indebtedness, thereby reducing the availability of such cash flow to fund working capital, capital expenditures, acquisitions, dividends, share repurchases or other corporate purposes;
- increasing our vulnerability to a downgrade of our credit rating, which could adversely affect our cost of funds, liquidity and access to capital markets;
- restricting us from making strategic acquisitions or causing us to make non-strategic divestitures;
- placing us at a disadvantage compared to other less leveraged competitors or competitors with comparable debt at more favorable interest rates;
- increasing our exposure to the risk of increased interest rates insofar as current and future borrowings are subject to variable rates of interest or we are forced to refinance indebtedness at higher interest rates, which risk is heightened by the current elevated interest rate environment;
- increasing our exposure to the risk of discontinuance, replacement or modification of certain reference rates;
- making it more difficult for us to repay, refinance or satisfy our obligations with respect to our debt;
- limiting our ability to borrow additional funds in the future and increasing the cost of any such borrowing;
- imposing restrictive covenants on our operations due to the terms of our indebtedness, which, if not complied with, could result in an event of default, which if not cured or waived, could result in the acceleration of the applicable debt, and may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies; and
- increasing our exposure to risks related to fluctuations in foreign currency as we earn profits in a variety of currencies around the world and our debt is primarily denominated in U.S. dollars.

If our business does not generate sufficient cash flow from operations or if future debt or equity financings are not available to us on acceptable terms in amounts sufficient to pay our indebtedness or to fund other liquidity needs, our financial condition may be adversely affected. As a result, we may need to refinance all or a portion of our indebtedness on or before maturity. There is no assurance that we will be able to refinance any of our indebtedness on favorable terms, or at all. Any inability to generate sufficient cash flow or refinance our indebtedness on favorable terms could have an adverse effect on our business, growth prospects and financial condition.

Form 10-K

Item 1B. Unresolved Staff Comments.

The Company has received no written comments regarding its periodic or current reports from the staff of the Securities and Exchange Commission that were issued 180 days or more preceding the end of its 2022 fiscal year and that remain unresolved.

Item 2. Properties.

As of year end 2022, the Company's Concepts owned land, building or both for 322 restaurants worldwide in connection with the operation of our 990 Company-owned restaurants. These restaurants are further detailed as follows:

- The KFC Division owned land, building or both for 66 restaurants.
- The Taco Bell Division owned land, building or both for 254 restaurants.
- The Pizza Hut Division owned land, building or both for 2 restaurants.

The Company currently also owns land, building or both related to approximately 500 franchise restaurants that it leases to franchisees and leases land, building or both related to approximately 250 franchise restaurants that it subleases to franchisees, principally in the U.S., United Kingdom, Australia and Germany.

Company-owned restaurants in the U.S. with leases are generally leased for initial terms of 10 to 20 years and generally have renewal options. Company-owned restaurants outside the U.S. with leases have initial lease terms and renewal options that vary by country.

The KFC Division and Pizza Hut Division corporate headquarters and a KFC and Pizza Hut research facility in Plano, Texas are owned by Pizza Hut. A leased building in Irvine, California contains the Taco Bell Division and The Habit Burger Grill Division corporate headquarters and a Taco Bell research facility. The YUM corporate headquarters and a KFC research facility in Louisville, Kentucky are owned by KFC. Additional information about the Company's properties is included in the Consolidated Financial Statements in Part II, Item 8.

The Company believes that its properties are generally in good operating condition and are suitable for the purposes for which they are being used.

Item 3. Legal Proceedings.

The Company is subject to various lawsuits covering a variety of allegations. The Company believes that the ultimate liability, if any, in excess of amounts already provided for these matters in the Consolidated Financial Statements, is not likely to have a material adverse effect on the Company's annual results of operations, financial condition or cash flows. Matters faced by the Company include, but are not limited to, claims from franchisees, suppliers, employees, customers, governments and others related to operational, foreign exchange, tax, franchise, contractual or employment issues as well as claims that the Company has infringed on third-party intellectual property rights. In addition, the Company brings claims from time-to-time relating to infringement of, or challenges to, our intellectual property, including registered marks. Finally, as a publicly-traded company, disputes arise from time-to-time with our shareholders, including allegations that the Company breached federal securities laws or that officers and/or directors breached fiduciary duties. Descriptions of significant current specific claims and contingencies appear in Note 20, Contingencies, to the Consolidated Financial Statements included in Part II, Item 8, which is incorporated by reference into this item.

Item 4. Mine Safety Disclosures.

Not applicable.

Executive Officers of the Registrant.

The executive officers of the Company as of February 24, 2023, and their ages and current positions as of that date are as follows:

David Gibbs, 59, is Chief Executive Officer of YUM a position he has held since January 2020. Prior to that, he served as President and Chief Operating Officer from August 2019 to December 2019, as President, Chief Financial Officer and Chief Operating Officer from January 2019 to August 2019 and as President and Chief Financial Officer from May 2016 to December 2018. Prior to these positions, he served as Chief Executive Officer of Pizza Hut Division from January 2015 to April 2016. From January 2014 to December 2014, Mr. Gibbs served as President of Pizza Hut U.S. Prior to this position, Mr. Gibbs served as President and Chief Financial Officer of Yum! Restaurants International, Inc. ("YRI") from May 2012 through December 2013. Mr. Gibbs served as Chief Financial Officer of YRI from January 2011 to April 2012. He was Chief Financial Officer of Pizza Hut U.S. from September 2005 to December 2010.

Scott Catlett, 46, is Chief Legal and Franchise Officer and Corporate Secretary of YUM. He has served in this position since July 2020. Prior to that, he served as General Counsel and Corporate Secretary of YUM from July 2018 to June 2020 and he served as Vice President and Deputy General Counsel of YUM from November 2015 to June 2018. From September 2007 to October 2015 Mr. Catlett held various YUM positions including Vice President & Associate General Counsel.

Mark King, 63, is Chief Executive Officer of Taco Bell Division, a position he has held since August 2019. Before joining YUM, Mr. King served as President, adidas Group North America from June 2014 to June 2018 and as Chief Executive Officer of TaylorMade-adidas Golf from 2003 to 2014.

Aaron Powell, 51, is Chief Executive Officer of Pizza Hut Division, a position he has held since September 2021. Before joining YUM, Mr. Powell served in various positions at Kimberly-Clark from September 2007 to August 2021. Prior to joining Kimberly-Clark, he served in various positions at Bain & Company and Proctor & Gamble.

David Russell, 53, is Senior Vice President, Finance and Corporate Controller of YUM. He has served as YUM's Corporate Controller since February 2011 and as Senior Vice President, Finance since February 2017. Prior to serving as Corporate Controller, Mr. Russell served in various positions at the Vice President level in the YUM Finance Department, including Controller-Designate from November 2010 to February 2011 and Vice President, Assistant Controller from January 2008 to December 2010.

Sabir Sami, 55, is Chief Executive Officer of KFC Division, a position he has held since January 2022. From January 2020 to December 2021 he served in a dual role as KFC Division Chief Operating Officer and Managing Director of KFC Asia. Prior to this, from April 2013 to December 2019, he was Managing Director for the KFC Middle East, North Africa, Pakistan and Turkey markets. Before joining YUM in 2009, Mr. Sami served in various leadership roles at Procter & Gamble, the Coca-Cola Company and Reckitt Benckiser.

Tracy Skeans, 50, is Chief Operating Officer and Chief People Officer of YUM. She has served as Chief Operating Officer since January 2021 and Chief People Officer since January 2016. She also served as Chief Transformation Officer from November 2016 to December 2020. From January 2015 to December 2015, she was President of Pizza Hut International. Prior to this position, Ms. Skeans served as Chief People Officer of Pizza Hut Division from December 2013 to December 2014 and Chief People Officer of Pizza Hut U.S. from October 2011 to November 2013. From July 2009 to September 2011, she served as Director of Human Resources for Pizza Hut U.S and was on the Pizza Hut U.S. Finance team from September 2000 to June 2009.

Christopher Turner, 48, is Chief Financial Officer of YUM, a position he has held since August 2019. Before joining YUM, he served as Senior Vice President and General Manager in PepsiCo's retail and e-commerce businesses with Walmart in the U.S. and more than 25 countries and across PepsiCo's brands from December 2017 to July 2019. Prior to leading PepsiCo's Walmart business, he served in various positions including Senior Vice President of Transformation for PepsiCo's Frito-Lay North America business from July 2017 to December 2017 and Senior Vice President of Strategy for Frito-Lay from February 2016 to June 2017. Prior to joining PepsiCo, he was a partner in the Dallas office of McKinsey & Company, a strategic management consulting firm.

Executive officers are elected by and serve at the discretion of the Board of Directors.

Form 10-K

PART II

Item 5. Market for the Registrant's Common Stock, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information and Dividend Policy

The Company's Common Stock trades under the symbol YUM and is listed on the New York Stock Exchange ("NYSE").

As of February 17, 2023, there were 35,943 registered holders of record of the Company's Common Stock.

In 2022, the Company declared and paid four cash dividends of $0.57 per share. In February 2023, the Company's Board of Directors declared a dividend of $0.605 per share to be distributed March 10, 2023 to shareholders of record at the close of business on February 22, 2023. Future decisions to pay cash dividends continue to be at the discretion of the Company's Board of Directors and will be dependent on our operating performance, financial condition, capital expenditure requirements and other factors that the Company's Board of Directors considers relevant.

Issuer Purchases of Equity Securities

The following table provides information as of December 31, 2022, with respect to shares of Common Stock repurchased by the Company during the quarter then ended.

Fiscal Periods	Total number of shares purchased (thousands)	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs (thousands)	Approximate dollar value of shares that may yet be purchased under the plans or programs (millions)
10/1/22 - 10/31/22	2,037	$ 110.44	2,037	$ 2,011
11/1/22 - 11/30/22	935	$ 123.82	935	$ 1,895
12/1/22 - 12/31/22	1,124	$ 129.30	1,124	$ 1,750
Total	4,096	$ 118.67	4,096	

In May 2021, our Board of Directors authorized share repurchases from July 1, 2021 through December 31, 2022, of up to $2.0 billion (excluding applicable transaction fees) of our outstanding Common Stock. Shares repurchased under this authorization during the quarter totaled $236 million and this authorization was exhausted as of December 31, 2022. In September 2022, our Board of Directors authorized share repurchases of up to $2.0 billion (excluding applicable transaction fees) of our outstanding Common Stock through June 30, 2024. The new authorization took effect during the fourth quarter of 2022 upon the exhaustion of the authorization approved in May 2021 and $250 million in shares were repurchased under this authorization during the quarter ended December 31, 2022.

Stock Performance Graph

This graph compares the cumulative total return of our Common Stock to the cumulative total return of the S&P 500 Index and the S&P 500 Consumer Discretionary Sector Index, a peer group that includes YUM, for the period from December 30, 2017 to December 31, 2022. The graph assumes that the value of the investment in our Common Stock and each index was $100 at December 29, 2017, and that all cash dividends were reinvested.



	12/29/2017	12/31/2018	12/31/2019	12/30/2020	12/31/2021	12/30/2022
YUM	$ 100	$ 115	$ 128	$ 140	$ 182	$ 171
S&P 500	$ 100	$ 96	$ 126	$ 149	$ 191	$ 157
S&P Consumer Discretionary	$ 100	$ 101	$ 129	$ 172	$ 214	$ 135

Source of total return data: Bloomberg

Item 6. [Reserved]

Form 10-K

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Introduction and Overview

The following Management's Discussion and Analysis ("MD&A"), should be read in conjunction with the Consolidated Financial Statements ("Financial Statements") in Item 8 and the Forward-Looking Statements and the Risk Factors set forth in Item 1A. All Note references herein refer to the Notes to the Financial Statements. Tabular amounts are displayed in millions of U.S. dollars except per share and unit count amounts, or as otherwise specifically identified. Percentages may not recompute due to rounding.

Yum! Brands, Inc. and its subsidiaries (collectively referred to herein as the "Company", "YUM", "we", "us" or "our") franchise or operate a system of over 55,000 restaurants in more than 155 countries and territories, primarily under the concepts of KFC, Taco Bell, Pizza Hut and The Habit Burger Grill (collectively, the "Concepts"). The Company's KFC, Taco Bell and Pizza Hut brands are global leaders of the chicken, Mexican-style food and pizza categories, respectively. The Habit Burger Grill is a fast-casual restaurant concept specializing in made-to-order chargrilled burgers, sandwiches and more. Of the over 55,000 restaurants, 98% are operated by franchisees.

As of December 31, 2022, YUM consists of four operating segments:

- The KFC Division which includes our worldwide operations of the KFC concept
- The Taco Bell Division which includes our worldwide operations of the Taco Bell concept
- The Pizza Hut Division which includes our worldwide operations of the Pizza Hut concept
- The Habit Burger Grill Division which includes our worldwide operations of the Habit Burger Grill concept

Through our Recipe for Good Growth we intend to unlock the growth potential of our Concepts and YUM, drive increased collaboration across our Concepts and geographies and consistently deliver better customer experiences, improved unit economics and higher rates of growth. Key enablers include accelerated use of digital and technology and better leverage of our systemwide scale.

Our global citizenship and sustainability strategy is reflected in our Good agenda, which includes our priorities for social responsibility, risk management and sustainable stewardship of our people, food and planet.

Our Growth agenda is based on four key drivers:

- Unrivaled Culture and Talent: Leverage our culture and people capability to fuel brand performance and franchise success
- Unmatched Operating Capability: Recruit and equip the best restaurant operators in the world to deliver great customer experiences
- Relevant, Easy and Distinctive Brands: Innovate and elevate iconic restaurant brands people trust and champion
- Bold Restaurant Development: Drive market and franchise expansion with strong economics and value

We intend to drive long-term growth and shareholder returns primarily through consistent same-store sales growth and new unit development across all of our Concepts. We intend to support this growth and development through a capital and operating structure that:

- Invests capital in a manner consistent with an asset light, franchisor model;
- Allocates G&A in an efficient manner that provides leverage to operating profit growth while at the same time opportunistically investing in strategic growth initiatives;
- Pays a competitive dividend and returns excess cash to shareholders through share repurchases; and
- Targets a consolidated net leverage ratio that balances shareholder returns, cost of capital and flexibility against various risk factors.

We intend for this MD&A to provide the reader with information that will assist in understanding our results of operations, including performance metrics that management uses to assess the Company's performance. Throughout this MD&A, we commonly discuss the following performance metrics:

- Same-store sales growth is the estimated percentage change in system sales of all restaurants that have been open and in the YUM system for one year or more (except as noted below), including those temporarily closed. From time-to-time restaurants may be temporarily closed due to remodeling or image enhancement, rebuilding, natural disasters, health epidemic or pandemic, landlord disputes or other issues. Throughout 2022, 2021 and 2020 we had a significant number of restaurants that were temporarily closed including restaurants closed due to government and landlord restrictions as a result of COVID-19. The system sales of restaurants we deem temporarily closed remain in our base for purposes of determining same-store sales growth and the restaurants remain in our unit count (see below). We believe same-store sales growth is useful to investors because our results are heavily dependent on the results of our Concepts' existing store base. Additionally, same-store sales growth is reflective of the strength of our Brands, the effectiveness of our operational and advertising initiatives and local economic and consumer trends. In 2021 and 2020, when calculating respective same-store sales growth we also included in our prior year base the sales of stores that were added as a result of our acquisition of The Habit Restaurants, Inc. on March 18, 2020, and that were open for one year or more.

- Gross unit openings reflects new openings by us and our franchisees. Net new unit growth reflects gross unit openings offset by permanent store closures, by us and our franchisees. To determine whether a restaurant meets the definition of a unit we consider factors such as whether the restaurant has operations that are ongoing and independent from another YUM unit, serves the primary product of one of our Concepts, operates under a separate franchise agreement (if operated by a franchisee) and has substantial and sustainable sales. We believe gross unit openings and net new unit growth are useful to investors because we depend on new units for a significant portion of our growth. Additionally, gross unit openings and net new unit growth are generally reflective of the economic returns to us and our franchisees from opening and operating our Concept restaurants.

- System sales, System sales excluding the impacts of foreign currency translation ("FX") and System sales excluding FX and the impact of the 53rd week in 2019 for our U.S. subsidiaries or certain international subsidiaries that operate on a weekly period calendar. System sales reflect the results of all restaurants regardless of ownership, including Company-owned and franchise restaurants. Sales at franchise restaurants typically generate ongoing franchise and license fees for the Company at a rate of 3% to 6% of sales. Increasingly, customers are paying a fee to a third party to deliver or facilitate the ordering of our Concepts' products. We also include in System sales any portion of the amount customers pay these third parties for which the third party is obligated to pay us a license fee as a percentage of such amount. Franchise restaurant sales and fees paid by customers to third parties to deliver or facilitate the ordering of our Concepts' products are not included in Company sales on the Consolidated Statements of Income; however, any resulting franchise and license fees we receive are included in the Company's revenues. We believe System sales growth is useful to investors as a significant indicator of the overall strength of our business as it incorporates our primary revenue drivers, Company and franchise same-store sales as well as net unit growth.

As of the beginning of the second quarter of 2022, as a result of our progress towards exiting Russia and our decision to reclass future net profits attributable to Russia subsequent to the date of invasion from the Division segments in which those profits were earned to Unallocated Other income (see Notes 3 and 19), we elected to remove all Russia units from our unit count as well as to begin excluding those units' associated sales from our system sales totals. We removed 1,112 units and 53 units in Russia from our global KFC and Pizza Hut unit counts, respectively. These units were treated similar to permanent store closures for purposes of our same-store sales calculations and thus they were removed from our same-store sales calculations beginning April 1, 2022.

In addition to the results provided in accordance with Generally Accepted Accounting Principles in the United States of America ("GAAP"), the Company provides the following non-GAAP measurements.

- Diluted Earnings Per Share excluding Special Items (as defined below);

- Effective Tax Rate excluding Special Items;

- Core Operating Profit and Core Operating Profit excluding the impact of the 53rd week in 2019. Core Operating Profit excludes Special Items and FX and we use Core Operating Profit for the purposes of evaluating performance internally;

- Company restaurant profit and Company restaurant margin as a percentage of sales (as defined below).

These non-GAAP measurements are not intended to replace the presentation of our financial results in accordance with GAAP. Rather, the Company believes that the presentation of these non-GAAP measurements provide additional information to investors to facilitate the comparison of past and present operations.

Form 10-K

Special Items are not included in any of our Division segment results as the Company does not believe they are indicative of our ongoing operations due to their size and/or nature. Our chief operating decision maker does not consider the impact of Special Items when assessing segment performance.

Company restaurant profit is defined as Company sales less Company restaurant expenses, both of which appear on the face of our Consolidated Statements of Income. Company restaurant expenses include those expenses incurred directly by our Company-owned restaurants in generating Company sales, including cost of food and paper, cost of restaurant-level labor, rent, depreciation and amortization of restaurant-level assets and advertising expenses incurred by and on behalf of that Company restaurant. Company restaurant margin as a percentage of sales ("Company restaurant margin %") is defined as Company restaurant profit divided by Company sales. We use Company restaurant profit for the purposes of internally evaluating the performance of our Company-owned restaurants and we believe Company restaurant profit provides useful information to investors as to the profitability of our Company-owned restaurants. In calculating Company restaurant profit, the Company excludes revenues and expenses directly associated with our franchise operations as well as non-restaurant-level costs included in General and administrative expenses, some of which may support Company-owned restaurant operations. The Company also excludes restaurant-level asset impairment and closures expenses, which have historically not been significant, from the determination of Company restaurant profit as such expenses are not believed to be indicative of ongoing operations. Company restaurant profit and Company restaurant margin % as presented may not be comparable to other similarly titled measures of other companies in the industry.

Certain performance metrics and non-GAAP measurements are presented excluding the impact of FX. These amounts are derived by translating current year results at prior year average exchange rates. We believe the elimination of the FX impact provides better year-to-year comparability without the distortion of foreign currency fluctuations.

For 2019 we provided Core Operating Profit excluding the impact of the 53rd week and System sales excluding FX and the impact of the 53rd week to further enhance the comparability given the 53rd week that was part of our fiscal calendar in 2019.

Results of Operations

Summary

All comparisons within this summary are versus the same period a year ago. Comparisons versus 2019, unless otherwise stated, include the impact of a 53rd week in 2019. For discussion of our results of operations for 2021 compared to 2020, refer to the Management's Discussion and Analysis of Financial Condition and Results of Operations included in Part II, Item 7 of our Form 10-K for the fiscal year ended December 31, 2021, filed with the SEC on February 23, 2022.

2022 financial highlights:

	% Change				
	System Sales, ex FX	Same-Store Sales	Units	GAAP Operating Profit	Core Operating Profit
KFC Division	+6	+4	+3	(3)	+5
Taco Bell Division	+11	+8	+5	+12	+12
Pizza Hut Division	+3	Even	+4	Even	+4
Worldwide	+6	+4	+4	+2	+6

Additionally:

■ As of the beginning of the second quarter, we elected to remove 1,165 Russia units from our unit count and begin excluding their associated sales from our total system sales. We removed 1,112 units and 53 units in Russia from our KFC and Pizza Hut units counts, respectively. As a result:

  ■ YUM and KFC Division year-over-year unit growth as shown above were negatively impacted by two and four percentage points, respectively.

  ■ YUM and KFC Division system sales growth excluding foreign currency as shown above were negatively impacted by two and three percentage points, respectively.

Form 10-K

- Also, we elected to reclass future net profits attributable to Russia subsequent to the date of invasion from the Division segments in which those profits were earned to Unallocated Other income and reflected such profits as a Special Item as they are not indicative of our ongoing results. As a result of the decline in Core Operating Profits attributable to Russia:
  - YUM and KFC Division Core Operating Profit as shown above were negatively impacted by two and four percentage points, respectively.
- Foreign currency translation unfavorably impacted Divisional Operating Profit by $118 million for the year ended December 31, 2022.

	2022	2021	% Change
GAAP EPS	$ 4.57	$ 5.21	(12)
Special Items EPS	$ 0.06	$ 0.75	NM
EPS Excluding Special Items	$ 4.51	$ 4.46	+1

- In addition to the aforementioned factors impacting Operating Profit, our diluted EPS, excluding Special Items, was also impacted by lower Investment income, net year over year. Investment income, net added approximately $0.03 and $0.26 to our diluted EPS, excluding Special Items for the years ended December 31, 2022 and 2021, respectively,
- Gross unit openings for the year were 4,560 units resulting in 3,076 net new units.

Worldwide

GAAP Results

	Amount			% B/(W)	
	2022	2021	2020	2022	2021
Company sales	$ 2,072	$ 2,106	$ 1,810	(2)	16
Franchise and property revenues	3,096	2,900	2,510	7	16
Franchise contributions for advertising and other services	1,674	1,578	1,332	6	18
Total revenues	6,842	6,584	5,652	4	16
Company restaurant expenses	$ 1,745	$ 1,725	$ 1,506	(1)	(15)
G&A expenses	1,140	1,060	1,064	(8)	–
Franchise and property expenses	123	117	145	(4)	18
Franchise advertising and other services expense	1,667	1,576	1,314	(6)	(20)
Refranchising (gain) loss	(27)	(35)	(34)	(22)	2
Other (income) expense	7	2	154	NM	NM
Total costs and expenses, net	4,655	4,445	4,149	(5)	(7)
Operating Profit	2,187	2,139	1,503	2	42
Investment (income) expense, net	(11)	(86)	(74)	(88)	16
Other pension (income) expense	9	7	14	(26)	48
Interest expense, net	527	544	543	3	–
Income before income taxes	1,662	1,674	1,020	(1)	64
Income tax provision	337	99	116	(242)	15
Net Income	$ 1,325	$ 1,575	$ 904	(16)	74
Diluted EPS[a]	$ 4.57	$ 5.21	$ 2.94	(12)	77
Effective tax rate	20.3%	5.9%	11.4%	(14.4)ppts.	5.5ppts.

(a) See Note 4 for the number of shares used in this calculation.

Performance Metrics

Unit Count	2022	2021	2020	% Increase (Decrease) 2022	% Increase (Decrease) 2021
Franchise	54,371	52,373	49,255	4	6
Company-owned	990	1,051	1,098	(6)	(4)
Total	55,361	53,424	50,353	4	6

	2022	2021	2020
Same-Store Sales Growth (Decline) %	4	10	(6)
System Sales Growth (Decline) %, reported	2	16	(4)
System Sales Growth (Decline) %, excluding FX	6	13	(4)
System Sales Growth (Decline) %, excluding FX and 53rd week	N/A	N/A	(3)

Our system sales breakdown by Company and franchise sales was as follows:

	Year 2022	Year 2021	Year 2020
Consolidated			
Company sales[a]	$ 2,072	$ 2,106	$ 1,810
Franchise sales	57,211	56,082	48,549
System sales	59,283	58,188	50,359
Foreign Currency Impact on System sales[b]	(2,653)	1,277	N/A
System sales, excluding FX	$ 61,936	$ 56,911	$ 50,359
KFC Division			
Company sales[a]	$ 491	$ 596	$ 506
Franchise sales	30,625	30,769	25,783
System sales	31,116	31,365	26,289
Foreign Currency Impact on System sales[b]	(2,102)	1,000	N/A
System sales, excluding FX	$ 33,218	$ 30,365	$ 26,289
Taco Bell Division			
Company sales[a]	$ 1,002	$ 944	$ 882
Franchise sales	13,651	12,336	10,863
System sales	14,653	13,280	11,745
Foreign Currency Impact on System sales[b]	(52)	17	N/A
System sales, excluding FX	$ 14,705	$ 13,263	$ 11,745
Pizza Hut Division			
Company sales[a]	$ 21	$ 46	$ 76
Franchise sales	12,832	12,909	11,879
System sales	12,853	12,955	11,955
Foreign Currency Impact on System sales[b]	(499)	260	N/A
System sales, excluding FX	$ 13,352	$ 12,695	$ 11,955
Habit Burger Grill Division[c]			
Company sales[a]	$ 558	$ 520	$ 346
Franchise sales	103	68	24
System sales	661	588	370
Foreign Currency Impact on System sales[b]	–	–	N/A
System sales, excluding FX	$ 661	$ 588	$ 370

(a) *Company sales represents sales from our Company-operated stores as presented on our Consolidated Statements of Income.*

(b) The foreign currency impact on System sales is presented in relation only to the immediately preceding year presented. When determining applicable System sales growth percentages, the System sales excluding FX for the current year should be compared to the prior year System sales prior to adjustment for the prior year FX impact.

(c) System sales for the Habit Burger Grill Division is shown since our March 18, 2020 acquisition date.

Non-GAAP Items

Non-GAAP Items, along with the reconciliation to the most comparable GAAP financial measure, are presented below.

	2022	2021	2020
Core Operating Profit Growth %	6	18	(8)
Core Operating Profit Growth %, excluding 53rd week	N/A	N/A	(7)
Diluted EPS Growth %, excluding Special Items	1	23	2
Effective Tax Rate excluding Special Items	20.8%	21.4%	15.9%

	2022	2021	2020
Company restaurant profit	$ 327	$ 1,381	$ 304
Company restaurant margin %	15.8%	18.1%	16.8%

	Year		
Detail of Special Items	**2022**	**2021**	**2020**
Refranchising gain (loss)[a]	$ 6	$ 3	$ 8
Operating profit impact from decision to exit Russia[b]	44	–	–
Charges associated with resource optimization (See Note 5)	(11)	(9)	(36)
Impairment of Habit Burger Grill goodwill (See Note 5)	–	–	(144)
Unlocking Opportunity Initiative contribution (See Note 5)	–	–	(50)
COVID-19 relief contribution (See Note 5)	–	–	(25)
Other Special Items Income (Expense)	(1)	(3)	(20)
Special Items Income (Expense) - Operating Profit	38	(9)	(267)
Charges associated with resource optimization - Other pension (expense) income (see Note 5)	–	1	(2)
Interest expense, net (See Note 5)	(28)	(34)	(34)
Special Items Income (Expense) before Income Taxes	10	(42)	(303)
Tax (Expense) Benefit on Special Items[c]	(3)	17	65
Tax Benefit - Intra-entity transfers and valuations of intellectual property[d]	82	251	28
Tax (Expense) - Income tax impacts from decision to exit Russia[e]	(72)	–	–
Special Items Income (Expense), net of tax	$ 17	$ 226	$ (210)
Average diluted shares outstanding	290	302	307
Special Items diluted EPS	$ 0.06	$ 0.75	$ (0.68)

(a) Due to their size and volatility, we have reflected as Special Items those refranchising gains and losses that were recorded in connection with our previously announced plans to have at least 98% franchise restaurant ownership by the end of 2018. As such, refranchising gains and losses recorded as Special Items are directly associated with restaurants that were refranchised prior to the end of 2018.

During the years ended December 31, 2022, 2021 and 2020, we recorded net refranchising gains of $6 million, $3 million and $8 million, respectively, that have been reflected as Special Items.

Additionally, during the years ended December 31, 2022, 2021 and 2020, we recorded net refranchising gains of $21 million, $32 million and $26 million, respectively, that have not been reflected as Special Items. These gains relate to refranchising of restaurants that were not part of our aforementioned plans to achieve 98% franchise ownership and that we believe are now more indicative of our expected ongoing refranchising activity.

(b) In the first quarter of 2022, as a result of the Russian invasion of Ukraine, we suspended all investment and restaurant development in Russia. We also suspended all operations of our 70 company-owned KFC restaurants in Russia and began finalizing an agreement to suspend all Pizza Hut operations in Russia, in partnership with our master franchisee. Further, we pledged to redirect any future net profits attributable to Russia subsequent to the date of invasion to humanitarian efforts. During the second quarter, we completed the transfer of ownership of the Pizza Hut Russia business to a local operator who has initiated the process of re-branding locations to a non-YUM

concept. In October 2022, we announced that we entered into a sale and purchase agreement to transfer ownership of our KFC Russia restaurants, operating system and master franchise rights, including the network of KFC franchised restaurants, to Smart Service Ltd., a business operated by one of our existing KFC franchisees in Russia. Under the agreement, the buyer will be responsible for re-branding locations to a non-YUM concept and retaining the Company's employees in Russia. Completion of the transaction is subject to regulatory and governmental approvals, as well as other conditions. Following the completion of the transaction, we will have ceased our corporate presence in Russia.

Our GAAP operating results presented herein reflect revenues from and expenses to support the Russian operations for Pizza Hut, prior to the date of transfer, and KFC, for the entirety of the year ended December 31, 2022, within their historical financial statement line items and operating segments. However, given our decision to exit Russia and our pledge to direct any future net profits attributable to Russia subsequent to the date of invasion to humanitarian efforts, we reclassed such resulting net profits from the Division segment results in which they were earned to Unallocated Other income. Additionally, we have incurred certain expenses related to the transfer of the businesses and other one-time costs related to our exit from Russia which we have recorded within Corporate and unallocated G&A and Unallocated Franchise and property expenses. Also recorded in Unallocated Other income were foreign exchange gains attributable to fluctuations in the value of the Russian ruble. The resulting net Operating Profit from these items of $44 million for the year ended December 31, 2022 has been reflected as a Special Item as the amount is not indicative of our ongoing results.

(c) *Tax (Expense) Benefit on Special Items was determined based upon the impact of the nature, as well as the jurisdiction of the respective individual components within Special Items. Additionally, during the year ended December 31, 2021, we also recorded as a Special Item an $8 million tax benefit related to prior refranchisings for which the associated pre-tax gain or loss was recorded as Special.*

(d) *In December of 2019, we completed intra-entity transfers of certain intellectual property ("IP") rights. As a result of the transfer of certain of these rights, largely to subsidiaries in the United Kingdom ("UK"), we received a step-up in tax basis to current fair value under applicable UK law, and to the extent this step-up in tax basis was amortizable against future taxable income, we recognized deferred tax assets. The associated deferred tax benefit was originally recognized as a Special Item in 2019.*

On July 22, 2020, the UK Finance Act 2020 was enacted resulting in an increase in the UK corporate tax rate from 17% to 19%. As a result, we remeasured the related deferred tax assets originally recorded as described above and recognized an additional $25 million deferred tax benefit as a Special Item in the year ended December 31, 2020. Additionally, we recognized a related deferred tax benefit of $3 million as a result of an increase in the step-up in the tax basis as described above as a Special Item in the year ended December 31, 2020.

On June 10, 2021, the UK Finance Act 2021 was enacted resulting in an increase in the UK corporate income tax rate from 19% to 25%. As a result, we remeasured the related deferred tax assets originally recorded as described above and recognized an additional $64 million deferred tax benefit as a Special Item in the year ended December 31, 2021.

In July 2021, we concentrated management responsibility for European (excluding the UK) KFC franchise development, support operations and management oversight in Switzerland (the "KC Europe Reorganization"). Concurrent with this change in management responsibility, we completed intra-entity transfers of certain KFC IP rights from subsidiaries in the UK to subsidiaries in Switzerland. With the transfer of these rights, we received a step-up in amortizable tax basis to current fair value under applicable Swiss tax law. As a result of this transfer, we recorded a net, one-time benefit of $152 million as a Special Item in the year ended December 31, 2021.

In December 2021, we continued our KFC Europe Reorganization and completed intra-entity transfers of additional European KFC IP rights from subsidiaries in the U.S. to subsidiaries in Switzerland. With the transfers of these additional rights, we received a step-up in amortizable tax basis to current fair value under applicable Swiss tax law. As a result of this transfer, we recorded a net one-time tax benefit of $35 million as a Special Item in the year ended December 31, 2021.

In the quarter ended June 30, 2022, as a result of our decision to exit the Russia market, we recorded tax expense associated with the remeasurement of and establishment of a valuation allowance on a portion of the aforementioned deferred tax assets associated with the amortizable tax basis associated with the KFC IP rights held in Switzerland (see Note e). In the quarter ended December 31, 2022, we performed an annual valuation under Swiss laws of these Swiss IP rights, incorporating current assumptions around the expected future cash flows attributable to the IP. This valuation supported an increase to tax basis of Swiss IP rights associated with parts of our business that will continue to use these IP rights due to expected royalty growth assumptions in those parts of the business that largely offset the loss of the Russia royalty income associated with such IP rights. Based on this valuation as well as future forecasting of taxable income, we remeasured and reassessed the need for a valuation allowance on the deferred tax assets associated with the Swiss IP. As a result, we recorded a net tax benefit of $82 million as a Special Item in the quarter ended December 31, 2022.

(e) *Our decision to exit the Russia market in the quarter ended June 30, 2022, resulted in a reduction in the tax basis of KFC IP rights held in Switzerland due to the expected loss of the Russia royalty income associated with such rights going forward. As a result, we remeasured and reassessed the need for a valuation allowance on the associated deferred tax assets. In addition, we reassessed certain deferred tax liabilities associated with the Russia business given the expectation that the existing basis difference will now reverse by way of sale. Primarily as a result of these items, we recorded a net tax expense of $72 million in the year ended December 31, 2022, that was reflected as a Special Item.*

Reconciliation of GAAP Operating Profit to Core Operating Profit	Year		
	2022	2021	2020
Consolidated			
GAAP Operating Profit	$ 2,187	$ 2,139	$ 1,503
Special Items Income (Expense)–Operating Profit	38	(9)	(267)
Foreign Currency Impact on Divisional Operating Profit[a]	(118)	54	N/A
Core Operating Profit	$ 2,267	$ 2,094	$ 1,770
KFC Division			
GAAP Operating Profit	$ 1,198	$ 1,230	$ 922
Foreign Currency Impact on Divisional Operating Profit[a]	(98)	45	N/A
Core Operating Profit	$ 1,296	$ 1,185	$ 922
Taco Bell Division			
GAAP Operating Profit	$ 850	$ 758	$ 696
Foreign Currency Impact on Divisional Operating Profit[a]	(2)	1	N/A
Core Operating Profit	$ 852	$ 757	$ 696
Pizza Hut Division			
GAAP Operating Profit	$ 387	$ 387	$ 335
Foreign Currency Impact on Divisional Operating Profit[a]	(18)	8	N/A
Core Operating Profit	$ 405	$ 379	$ 335
Habit Burger Grill Division			
GAAP Operating Profit (Loss)	$ (24)	$ 2	$ (22)
Foreign Currency Impact on Divisional Operating Profit[a]	–	–	N/A
Core Operating Profit (Loss)	$ (24)	$ 2	$ (22)
Reconciliation of Diluted EPS to Diluted EPS excluding Special Items			
Diluted EPS	$ 4.57	$ 5.21	$ 2.94
Special Items Diluted EPS	0.06	0.75	(0.68)
Diluted EPS excluding Special Items	$ 4.51	$ 4.46	$ 3.62
Reconciliation of GAAP Effective Tax Rate to Effective Tax Rate, excluding Special Items			
GAAP Effective Tax Rate	20.3%	5.9%	11.4%
Impact on Tax Rate as a result of Special Items	(0.5)%	(15.5)%	(4.5)%
Effective Tax Rate excluding Special Items	20.8%	21.4%	15.9%

(a) The foreign currency impact on reported Operating Profit is presented in relation only to the immediately preceding year presented. When determining applicable Core Operating Profit growth percentages, the Core Operating Profit for the current year should be compared to the prior year GAAP Operating Profit adjusted only for any prior year Special Items Income (Expense).

Reconciliation of GAAP Operating Profit to Company Restaurant Profit

	2022					
	KFC Division	**Taco Bell Division**	**Pizza Hut Division**	**Habit Burger Grill Division**	**Corporate and Unallocated**	**Consolidated**
GAAP Operating Profit (Loss)	$ 1,198	$ 850	$ 387	$ (24)	$ (224)	$ 2,187
Less:						
Franchise and property revenues	1,645	837	607	7	–	3,096
Franchise contributions for advertising and other services	698	598	376	2	–	1,674
Add:						
General and administrative expenses	390	191	211	51	297	1,140
Franchise and property expenses	69	33	13	2	6	123
Franchise advertising and other services expense	684	599	382	2	–	1,667
Refranchising (gain) loss	–	–	–	–	(27)	(27)
Other (income) expense	67	(2)	(10)	4	(52)	7
Company restaurant profit	$ 65	$ 236	$ –	$ 26	–	$ 327
Company sales	$ 491	$ 1,002	$ 21	$ 558	–	$ 2,072
Company restaurant margin %	13.2%	23.6%	(2.2)%	4.7%	N/A	15.8%

	2021					
	KFC Division	**Taco Bell Division**	**Pizza Hut Division**	**Habit Burger Grill Division**	**Corporate and Unallocated**	**Consolidated**
GAAP Operating Profit (Loss)	$ 1,230	$ 758	$ 387	$ 2	$ (238)	$ 2,139
Less:						
Franchise and property revenues	1,557	742	597	4	–	2,900
Franchise contributions for advertising and other services	640	552	385	1	–	1,578
Add:						
General and administrative expenses	377	174	201	48	260	1,060
Franchise and property expenses	74	33	11	–	(1)	117
Franchise advertising and other services expense	627	553	395	1	–	1,576
Refranchising (gain) loss	–	–	–	–	(35)	(35)
Other (income) expense	(5)	1	(9)	1	14	2
Company restaurant profit	$ 106	$ 225	$ 3	$ 47	$ –	$ 381
Company sales	$ 596	$ 944	$ 46	$ 520	$ –	$ 2,106
Company restaurant margin %	17.7%	23.9%	6.8%	9.0%	N/A	18.1%

| | 2020 | | | | | |
	KFC Division	Taco Bell Division	Pizza Hut Division	Habit Burger Grill Division	Corporate and Unallocated	Consolidated
GAAP Operating Profit (Loss)	$ 922	$ 696	$ 335	$ (22)	$ (428)	$ 1,503
Less:						
Franchise and property revenues	1,295	662	552	1	–	2,510
Franchise contributions for advertising and other services	471	487	374	–	–	1,332
Add:						
General and administrative expenses	346	158	215	33	312	1,064
Franchise and property expenses	91	33	17	–	4	145
Franchise advertising and other services expense	465	484	365	–	–	1,314
Refranchising (gain) loss	–	–	–	–	(34)	(34)
Other (income) expense	9	3	(3)	(1)	146	154
Company restaurant profit	$ 67	$ 225	$ 3	$ 9	$ –	$ 304
Company sales	$ 506	$ 882	$ 76	$ 346	$ –	$ 1,810
Company restaurant margin %	13.2%	25.5%	5.1%	2.6%	N/A	16.8%

Items Impacting Reported Results and/or Reasonably Likely to Impact Future Results

The following items impacted reported results in 2022 and/or 2021 and/or are reasonably likely to impact future results. See also the Detail of Special Items section of this MD&A for other items similarly impacting results.

Russia Invasion of Ukraine

In the first quarter of 2022, as a result of the Russian invasion of Ukraine, we suspended all investment and restaurant development in Russia. We also suspended all operations of our 70 company-owned KFC restaurants in Russia and began finalizing an agreement to suspend all Pizza Hut operations in Russia, in partnership with our master franchisee. Further, we pledged to redirect any future net profits attributable to Russia subsequent to the date of invasion to humanitarian efforts. During the second quarter, we completed the transfer of ownership of the Pizza Hut Russia business to a local operator who has initiated the process of re-branding locations to a non-YUM concept. In October 2022, we announced that we entered into a sale and purchase agreement to transfer ownership of our KFC Russia restaurants, operating system and master franchise rights, including the network of KFC franchised restaurants, to Smart Service Ltd., a business operated by one of our existing KFC franchisees in Russia. Under the agreement, the buyer will be responsible for re-branding locations to a non-YUM concept and retaining the Company's employees in Russia. Completion of the transaction is subject to regulatory and governmental approvals, as well as other conditions agreed to by the parties. Following the completion of the transaction, we will have ceased our corporate presence in Russia.

As of the beginning of the second quarter of 2022, we elected to remove all Russia units from our unit count and their associated sales from our total system sales. We removed 1,112 units and 53 units in Russia from our global KFC and Pizza Hut units counts, respectively. This negatively impacted YUM and KFC Division year-over-year unit growth by two and four percentage points, respectively at December 31, 2022. This also negatively impacted our system sales growth excluding foreign currency for YUM and KFC Division by two and three percentage points, respectively, during the year ended December 31, 2022. Russia units were removed from our same-store sales calculations as of the beginning of the second quarter.

Our GAAP operating results presented herein reflect revenues from and expenses to support the Russian operations for Pizza Hut, prior to the date of transfer, and KFC, for the entirety of the year ended December 31, 2022, within their historical financial statement line items and operating segments. However, given our decision to exit Russia and our pledge to direct any future net profits attributable to Russia subsequent to the date of invasion to humanitarian efforts, we reclassed such resulting net profits

Form 10-K

from the Division segment results in which they were earned to Unallocated Other income and reflected such net profits as a Special Item. Additionally, we have incurred certain expenses related to the transfer of the businesses and other costs related to our exit from Russia which we have recorded within Corporate and unallocated. The resulting net Operating Profit of $44 million for the year ended December 31, 2022 has been reflected as a Special Item as the amount is not indicative of our ongoing results.

Historically, our Russian business has constituted approximately 3% of our total Operating Profit and 2% of our total system sales. During the year ended December 31, 2022, our Core Operating Profits in Russia declined versus the prior year, negatively impacting YUM and KFC Division Core Operating Profit growth by two and four percentage points, respectively. Our Core Operating Profit growth in the first and second quarters of 2023 will also be negatively impacted as we lap the 2022 Russia results that remained in Core Operating Profit. We expect YUM and KFC Division Core Operating Profit growth to be negatively impacted by approximately one and two percentage points, respectively, in both the first and second quarters of 2023 due to this lap.

Impact of Foreign Currency Translation on Operating Profit

Changes in foreign currency exchange rates negatively impacted the translation of our foreign currency denominated Divisional Operating Profit by $118 million for the year ended December 31, 2022. This included a negative impact to our KFC Division Operating Profit of $98 million for the year ended December 31, 2022. For 2023, we currently expect changes in foreign currency to negatively impact Divisional Operating Profit by approximately $30 to $40 million, primarily in the first half of the year.

COVID-19

In late 2019, a novel strain of coronavirus, COVID-19, was first detected and in March 2020, the World Health Organization declared COVID-19 a global pandemic. As a result of COVID-19, governmental authorities around the world implemented measures to reduce the spread of COVID-19. These measures have included, and in some instances continue to include, restrictions on travel outside the home and limitations on business and other activities as well as encouraging social distancing. As a result of COVID-19, we and our franchisees experienced significant store closures and instances of reduced store-level operations, including reduced operating hours and dining-room closures. The impact on our sales in each of our markets has been dependent on the timing, severity and duration of the outbreak, measures implemented by government authorities to reduce the spread of COVID-19, as well as our reliance on dine-in sales in the market.

Throughout 2022, COVID-19 outbreaks and resulting government restrictions limiting mobility continued to impact sales in a few key markets, primarily in China. Excluding China, our YUM same-store sales growth was 7% and our KFC Division same-store sales growth was 9% for the year ended December 31, 2022.

The COVID-19 situation is ongoing, and its dynamic nature makes it difficult to forecast any impacts on the Company's 2023 results.

Investment in Devyani

In 2020, we received an approximate 5% minority interest in Devyani International Limited ("Devyani"), an entity that owns our KFC India and Pizza Hut India master franchisee rights. The minority interest was received in lieu of cash proceeds upon the refranchising of approximately 60 KFC restaurants in India. At the time of the refranchisings, the fair value of this minority interest was estimated to be approximately $31 million. On August 16, 2021, Devyani executed an initial public offering and subsequently the fair value of this investment became readily determinable. As a result, concurrent with the initial public offering we began recording changes in fair value in Investment (income) expense, net in our Consolidated Statements of Income and recognized pre-tax investment income of $11 million and $87 million, in the years ended December 31, 2022 and 2021, respectively.

KFC Division

The KFC Division has 27,760 units, 86% of which are located outside the U.S. Additionally, 99% of the KFC Division units were operated by franchisees as of the end of 2022.

	2022	2021	2020	% B/(W) 2022 Reported	Ex FX	% B/(W) 2021 Reported	Ex FX
System Sales	$ 31,116	$ 31,365	$ 26,289	(1)	6	19	16
Same-Store Sales Growth (Decline) %	4%	11%	(9)%	N/A	N/A	N/A	N/A
Company sales	$ 491	$ 596	$ 506	(18)	(11)	18	12
Franchise and property revenues	1,645	1,557	1,295	6	12	20	17
Franchise contributions for advertising and other services	698	640	471	9	16	36	30
Total revenues	$ 2,834	$ 2,793	$ 2,272	1	8	23	18
Company restaurant profit	$ 65	$ 106	$ 67	(39)	(33)	58	48
Company restaurant margin %	13.2%	17.7%	13.2%	(4.5)ppts.	(4.4)ppts.	4.5 ppts.	4.3 ppts.
G&A expenses	$ 390	$ 377	$ 346	(3)	(6)	(9)	(7)
Franchise and property expenses	69	74	91	7	(3)	18	20
Franchise advertising and other services expense	684	627	465	(9)	(15)	(35)	(29)
Operating Profit	$ 1,198	$ 1,230	$ 922	(3)	5	33	29

Unit Count	2022	2021	2020	% Increase (Decrease) 2022	2021
Franchise	27,541	26,643	24,710	3	8
Company-owned	219	291	290	(25)	–
Total	27,760	26,934	25,000	3	8

Company sales and Company restaurant margin %

In 2022, the decrease in Company sales, excluding the impacts of foreign currency translation, was driven by the suspension of operations of our 70 company-owned KFC restaurants in Russia, partially offset by Company same-store sales growth of 1%. As discussed in the Introduction and Overview section of this MD&A, all units in Russia, both Company and franchised, were removed from our same-store sales calculations beginning April 1, 2022.

In 2022, the decrease in Company restaurant margin percentage was driven by commodity and wage inflation.

Franchise and property revenues

In 2022, the increase in Franchise and property revenues, excluding the impacts of foreign currency translation, was driven by franchise same-store sales growth of 4% and unit growth.

As discussed in the Introduction and Overview section of this MD&A, all units in Russia, both Company and franchised, were removed from our same-store sales calculations beginning April 1, 2022.

G&A

In 2022, the increase in G&A, excluding the impacts of foreign currency translation, was driven by higher headcount and salaries and higher travel related costs, partially offset by lower expenses related to our annual incentive compensation program.

Form 10-K

Operating Profit

In 2022, the increase in Operating Profit, excluding the impacts of foreign currency translation, was driven by same-store sales growth and unit growth, partially offset by the negative impact of 4 percentage points on year-over-year operating profit growth as a result of lower profits in Russia, higher restaurant operating costs, and higher G&A.

Taco Bell Division

The Taco Bell Division has 8,218 units, 88% of which are in the U.S. The Company owned 6% of the Taco Bell units in the U.S. as of the end of 2022.

	2022	2021	2020	% B/(W) 2022 Reported	Ex FX	% B/(W) 2021 Reported	Ex FX
System Sales	$ 14,653	$ 13,280	$ 11,745	10	11	13	13
Same-Store Sales Growth (Decline) %	8%	11%	(1)%	N/A	N/A	N/A	N/A
Company sales	$ 1,002	$ 944	$ 882	6	6	7	7
Franchise and property revenues	837	742	662	13	13	12	12
Franchise contributions for advertising and other services	598	552	487	8	8	14	14
Total revenues	$ 2,437	$ 2,238	$ 2,031	9	9	10	10
Company restaurant profit	$ 236	$ 225	$ 225	5	5	–	–
Company restaurant margin %	23.6%	23.9%	25.5%	(0.3) ppts.	(0.3) ppts.	(1.6) ppts.	(1.6) ppts.
G&A expenses	$ 191	$ 174	$ 158	(9)	(10)	(11)	(10)
Franchise and property expenses	33	33	33	1	–	(3)	(3)
Franchise advertising and other services expense	599	553	484	(8)	(8)	(14)	(14)
Operating Profit	$ 850	$ 758	$ 696	12	12	9	9

Unit Count	2022	2021	2020	% Increase (Decrease) 2022	2021
Franchise	7,754	7,329	6,952	6	5
Company-owned	464	462	475	–	(3)
Total	8,218	7,791	7,427	5	5

Company sales and Company restaurant margin %

In 2022, the increase in Company sales was driven by same-store sales growth of 8% and unit growth partially offset by refranchising.

In 2022, the decrease in Company restaurant margin percentage was driven by commodity and wage inflation partially offset by same-store sales growth.

Franchise and property revenues

In 2022, the increase in Franchise and property revenues was driven by franchise same-store sales growth of 8% and unit growth.

G&A

In 2022, the increase in G&A, excluding the impacts of foreign currency translation, was driven by higher headcount and salaries and higher travel related costs partially offset by lower charitable contributions.

Operating Profit

In 2022, the increase in Operating Profit was driven by same-store sales growth and unit growth partially offset by higher restaurant operating costs and higher G&A.

Pizza Hut Division

The Pizza Hut Division has 19,034 units, 66% of which are located outside the U.S. Over 99% of the Pizza Hut Division units were operated by franchisees as of the end of 2022. The Pizza Hut Division uses multiple distribution channels including delivery, dine-in and express (e.g. airports) and includes units operating under both the Pizza Hut and Telepizza brands.

				% B/(W)		% B/(W)	
				2022		2021	
	2022	2021	2020	Reported	Ex FX	Reported	Ex FX
System Sales	$ 12,853	$ 12,955	$ 11,955	(1)	3	8	6
Same-Store Sales Growth (Decline) %	Even	7%	(6)%	N/A	N/A	N/A	N/A
Company sales	$ 21	$ 46	$ 76	(55)	(55)	(40)	(42)
Franchise and property revenues	607	597	552	2	5	8	6
Franchise contributions for advertising and other services	376	385	374	(2)	(1)	3	2
Total revenues	$ 1,004	$ 1,028	$ 1,002	(2)	–	3	1
Company restaurant profit	$ –	$ 3	$ 3	NM	NM	(19)	(24)
Company restaurant margin %	(2.2)%	6.8%	5.1%	(9.0) ppts.	(9.0) ppts.	1.7 ppts.	1.5 ppts.
G&A expenses	$ 211	$ 201	$ 215	(5)	(7)	6	7
Franchise and property expenses	13	11	17	(23)	(25)	37	38
Franchise advertising and other services expense	382	395	365	3	2	(8)	(7)
Operating Profit	$ 387	$ 387	$ 335	Even	4	16	13

				% Increase (Decrease)	
Unit Count	2022	2021	2020	2022	2021
Franchise	19,013	18,359	17,559	4	5
Company-owned	21	22	80	(5)	(73)
Total	19,034	18,381	17,639	4	4

Company sales

In 2022, the decrease in Company sales, excluding the impacts of foreign currency translation, was driven by the refranchising of stores in the United Kingdom.

Franchise and property revenues

In 2022, the increase in Franchise and property revenues, excluding the impacts of foreign currency translation, was driven by unit growth and the recognition of franchise fees related to unexercised development rights arising from a master franchise agreement.

G&A

In 2022, the increase in G&A, excluding the impacts of foreign currency translation, was driven by higher headcount and salaries and higher travel related expenses, partially offset by lower professional fees and lower expenses related to our annual incentive compensation programs.

Operating Profit

In 2022, the increase in Operating Profit, excluding the impacts of foreign currency translation, was driven by unit growth.

Form 10-K

Habit Burger Grill Division

The Habit Burger Grill Division has 349 units, the vast majority of which are in the U.S. The Company owned 85% of the Habit Burger Grill units in the U.S. as of December 31, 2022.

| | | | | % B/(W) 2022 | | % B/(W) 2021 | |
	2022	2021	2020	Reported	Ex FX	Reported	Ex FX
System Sales	$ 661	$ 588	$ 370	12	12	59	59
Same-Store Sales Growth (Decline) %	(1)%	16%	N/A	N/A	N/A	N/A	N/A
Total revenues	$ 567	$ 525	$ 347	8	8	51	51
Operating Profit (Loss)	$ (24)	$ 2	$ (22)	NM	NM	111	111

Unit Count	2022	2021	2020	% Increase (Decrease) 2022	2021
Franchise	63	42	34	50	24
Company-owned	286	276	253	4	9
Total	349	318	287	10	11

Corporate & Unallocated

(Expense)/Income	2022	2021	2020	% B/(W) 2022	2021
Corporate and unallocated G&A	$ (297)	$ (260)	$ (312)	(14)	17
Unallocated Franchise and property expenses	(6)	1	(4)	NM	115
Unallocated Refranchising gain (loss) (See Note 5)	27	35	34	(22)	2
Unallocated Other income (expense)	52	(14)	(146)	NM	NM
Investment income (expense), net (See Note 5)	11	86	74	(88)	16
Other pension income (expense) (See Note 15)	(9)	(7)	(14)	(26)	48
Interest expense, net	(527)	(544)	(543)	3	–
Income tax provision (See Note 18)	(337)	(99)	(116)	(242)	15
Effective tax rate (See Note 18)	20.3%	5.9%	11.4%	(14.4) ppts.	5.5 ppts.

Corporate and unallocated G&A

In 2022, the increase in Corporate and Unallocated G&A expenses was driven by higher headcount and salaries including personnel associated with our 2021 investments in digital and technology companies and expenses related to the divestiture of our Russia businesses, partially offset by lower current year expenses due to our annual incentive compensation programs.

Unallocated Other income (expense)

Unallocated Other income (expense) for the year ended December 31, 2022, includes Russia net operating profits of $44 million reclassed from KFC and Pizza Hut Division Other income due to our decision to exit Russia (see Note 19).

Interest expense, net

The decrease in Interest expense, net for 2022 was primarily driven by $12 million of previously unamortized debt issuance costs written-off in the prior year due to the refinancing of our Credit Agreement and $6 million lower expense in the current year relating to the call premium and previously unamortized debt issuance costs written-off associated with the redemption of the 2025 Notes as compared to the call premium and previously unamortized debt issuance costs written-off associated with the redemption of the 2026 Notes (as discussed in our 2021 Form 10-K) in the prior year. The impact on Interest expense, net of higher borrowings was offset by a lower weighted-average interest rate on those borrowings.

Consolidated Cash Flows

Net cash provided by operating activities was $1,427 million in 2022 versus $1,706 million in 2021. The decrease was largely driven by an increase in incentive compensation payments, timing of spending on advertising and an increase in income tax payments.

Net cash used in investing activities was $202 million in 2022 versus $173 million in 2021. The change was primarily driven by higher current year capital spending and lapping proceeds from our prior year sale of certain mutual fund investments, partially offset by the lapping of our prior year acquisition of Dragontail Systems Limited.

Net cash used in financing activities was $1,323 million in 2022 versus $1,767 million in 2021. The change was primarily driven by lower share repurchases and higher current year net borrowings.

Liquidity and Capital Resources

We have historically generated substantial cash flows from our extensive franchise operations, which require a limited YUM investment, and from the operations of our Company-owned stores. Our annual operating cash flows have been in excess of $1.3 billion in each of the past four years and we expect that to continue to be the case in 2023. It is our intent to use these operating cash flows to continue to invest in growing our business and pay a competitive dividend, with any remaining excess then returned to shareholders through share repurchases. To the extent operating cash flows plus other sources of cash do not cover our anticipated cash needs, we maintain a $1.25 billion Revolving Facility under our Credit Agreement (see Note 11) which had $279 million outstanding as of December 31, 2022. We believe that our ongoing cash from operations, cash on hand, which was approximately $375 million at December 31, 2022, and availability under our Revolving Facility will be sufficient to fund our cash requirements over the next twelve months.

Our material cash requirements include the following contractual and other obligations.

Debt Obligations and Interest Payments

As of December 31, 2022, approximately 94%, including the impact of interest rate swaps, of our $11.6 billion of total debt outstanding, excluding the Revolving Facility balance, finance leases and debt issuance costs and discounts, is fixed with an effective overall interest rate of approximately 4.4%. We ended 2022 with a consolidated net leverage ratio of 5.0x EBITDA. We continually reassess our optimal leverage ratio to maximize shareholder returns. We target a capital structure which we believe provides an attractive balance between optimized interest rates, duration and flexibility with diversified sources of liquidity and maturities spread over multiple years. We have credit ratings of BB (Standard & Poor's)/Ba2 (Moody's) with a balance sheet consistent with highly-levered peer restaurant franchise companies.

The following table summarizes the future maturities of our outstanding long-term debt, excluding finance leases and debt issuance costs and discounts, as of December 31, 2022.

	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2037	2043	Total
Securitization Notes	$ 39	$ 39	$ 39	$ 944	$ 875	$ 582	$ 565	$ 7	$ 682				$ 3,772
Credit Agreement	34	48	53	662	15	1,398							2,210
Revolving Facility				279									279
Subsidiary Senior Unsecured Notes					750								750
YUM Senior Unsecured Notes	325							800	1,050	2,100	325	275	4,875
Total	$ 398	$ 87	$ 92	$ 1,885	$ 1,640	$ 1,980	$ 565	$ 807	$ 1,732	$ 2,100	$ 325	$ 275	$ 11,886

Interest payments on the outstanding long-term debt in the table above total approximately $3.6 billion, with approximately $500 million due within the next twelve months on the outstanding amounts on a nominal basis. The estimated interest payments related to the variable rate portion of our debt, net of our interest rate swaps, are based on current LIBOR interest rates.

Form 10-K

See Note 11 for details on the Securitization Notes, the Credit Agreement, Subsidiary Senior Unsecured Notes and YUM Senior Unsecured Notes.

Operating and Finance Leases

Payments required under our operating and finance leases total $1,131 million, of which $126 million is payable within the next 12 months. These amounts are on a nominal basis and include payments related to lease renewal options we are reasonably certain to exercise. These leases relate primarily to approximately 650 Company-owned restaurants and approximately 250 leased restaurants for which we sublease land, building or both to our franchisees. See Note 12.

Capital Expenditures

We remain committed to maintaining our asset light, franchisor model that includes at least a 98% franchise mix. Our allocation strategy for capital expenditures includes:

- Run-rate capital expenditures consisting of company restaurant repairs, maintenance and remodels, support of our digital and technology initiatives and project-specific capital expenditures,
- Targeted new company unit development to spur additional growth that is largely funded through refranchising a comparable number of existing company units, and
- Strategic investments that create incremental value for shareholders and franchisees.

In 2023, we expect that company store investments will exceed refranchising proceeds by $55 to $65 million, primarily driven by our strategy to accelerate growth of Habit Burger Grill company units and continued investments in Taco Bell company restaurants. This will result in net capital expenditures of approximately $275 million, reflecting up to $315 million of gross capital expenditures and $40 million of refranchising proceeds.

Purchase Obligations

Our purchase obligations include agreements to purchase goods or services that are enforceable and legally binding on us and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. We have excluded agreements that are cancellable without penalty. Our purchase obligations relate primarily to marketing, information technology and supply agreements. We have purchase obligations of approximately $425 million at December 31, 2022, with approximately $225 million due within the next 12 months.

In addition to our contractual and other obligations, we seek to pay a competitive dividend and return excess cash to shareholders through share repurchases. As discussed in Note 20, we are also subject to claims and contingencies related to certain tax and legal matters that may require future cash outlays.

Dividends and Share Repurchases

In February 2023, our Board of Directors declared a dividend of $0.605 per share of Common Stock, a 6% increase from the quarterly dividend of $0.57 per share of Common Stock paid in 2022. This quarterly dividend will be distributed March 10, 2023 to shareholders of record at the close of business on February 22, 2023, and will total approximately $170 million.

In September 2022, our Board of Directors authorized share repurchases of up to $2 billion (excluding applicable transaction fees) of our outstanding Common Stock through June 30, 2024. This authorization took effect during the fourth quarter of 2022 upon the exhaustion of a prior authorization approved in May 2021. As of December 31, 2022, we have remaining capacity to repurchase up to $1.75 billion of Common Stock under the September 2022 authorization. This authorization does not obligate the Company to acquire any specific number of shares.

Contingencies

As discussed in Note 20, as a result of an audit by the Internal Revenue Service ("IRS") for fiscal years 2013 through 2015, in August 2022, we received a Revenue Agent's Report ("RAR") from the IRS asserting an underpayment of tax of $2.1 billion plus

$418 million in penalties for the 2014 fiscal year. Additionally, interest on the underpayment is estimated to be approximately $780 million through December 31, 2022. The proposed underpayment relates primarily to a series of reorganizations we undertook during that year in connection with the business realignment of our corporate and management reporting structure along brand lines. The IRS asserts that these transactions resulted in taxable distributions of approximately $6.0 billion.

We disagree with the IRS's position as asserted in the RAR and intend to contest that position vigorously. In September 2022, we filed a Protest with the IRS Examination Division disputing on multiple grounds the proposed underpayment of tax and penalties. We are awaiting the IRS Examination Division's Rebuttal to our Protest. When that Rebuttal is filed, we intend to pursue independent review by the IRS Office of Appeals.

Also, as discussed in Note 20, on January 29, 2020, we received an order from the Special Director of the Directorate of Enforcement ("DOE") in India imposing a penalty on Yum! Restaurants India Private Limited ("YRIPL") of approximately Indian Rupee 11 billion, or approximately $135 million, primarily relating to alleged violations of operating conditions imposed in 1993 and 1994. We have been advised by external counsel that the order is flawed and have filed a writ petition with the Delhi High Court, which granted an interim stay of the penalty order on March 5, 2020. In November 2022, YRIPL was notified that an administrative tribunal bench had been constituted to hear an appeal by DOE of certain findings of the January 2020 order, including claims that certain charges had been wrongly dropped and that an insufficient amount of penalty had been imposed. A hearing has been scheduled with the administrative tribunal on March 14, 2023. The stay order remains in effect, and the next hearing in the Delhi High Court is scheduled for May 16, 2023. We deny liability and intend to continue vigorously defending this matter.

See the Lease Guarantees section of Note 20 for discussion of our off-balance sheet arrangements.

Critical Accounting Policies and Estimates

Our reported results are impacted by the application of certain accounting policies that require us to make subjective or complex judgments. These judgments involve estimations of the effect of matters that are inherently uncertain and may significantly impact our quarterly or annual results of operations or financial condition. Changes in the estimates and judgments could significantly affect our results of operations and financial condition and cash flows in future years. A description of what we consider to be our most significant critical accounting policies follows.

Impairment or Disposal of Long-Lived Assets

We review long-lived assets of restaurants we intend to continue operating as Company restaurants (primarily PP&E, right-of-use operating lease assets and allocated intangible assets subject to amortization) annually for impairment, or whenever events or changes in circumstances indicate that the carrying amount of a restaurant may not be recoverable. We evaluate recoverability based on the restaurant's forecasted undiscounted cash flows, which incorporate our best estimate of sales growth and margin improvement based upon our plans for the unit and actual results at comparable restaurants. For restaurant assets that are deemed to not be recoverable, we write-down the impaired restaurant to its estimated fair value. Key assumptions in the determination of fair value are the future after-tax cash flows of the restaurant, which are reduced by future royalties a franchisee would pay, and a discount rate. The after-tax cash flows incorporate reasonable sales growth and margin improvement assumptions that would be used by a franchisee in the determination of a purchase price for the restaurant. Estimates of future cash flows are highly subjective judgments and can be significantly impacted by changes in the business or economic conditions.

In each of the years ended December 31, 2022 and 2021 our primary indicator of potential impairment for our restaurant assets was two consecutive years of operating losses. For the year ended December 31, 2020, as a result of the impacts of the COVID-19 pandemic this indicator was expanded to include restaurants that were open less than two years with cumulative operating losses for the last year or cumulative operating losses since the store open date if open less than one year.

We perform an impairment evaluation at a restaurant group level when it is more likely than not that we will refranchise restaurants as a group. Expected net sales proceeds are generally based on actual bids from the buyer, if available, or anticipated bids given the discounted projected after-tax cash flows for the group of restaurants. Historically, these anticipated bids have been reasonably accurate estimations of the proceeds ultimately received. The after-tax cash flows used in

determining the anticipated bids incorporate reasonable assumptions we believe a franchisee would make such as sales growth and margin improvement as well as expectations as to the useful lives of the restaurant assets. These after-tax cash flows also include a deduction for the anticipated, future royalties we would receive under a franchise agreement with terms substantially at market entered into simultaneously with the refranchising transaction.

The discount rate used in the fair value calculations is our estimate of the required rate of return that a franchisee would expect to receive when purchasing a similar restaurant or groups of restaurants and the related long-lived assets. The discount rate incorporates rates of returns for historical refranchising market transactions and is commensurate with the risks and uncertainty inherent in the forecasted cash flows.

We evaluate indefinite-lived intangible assets for impairment on an annual basis as of the beginning of our fourth quarter or more often if an event occurs or circumstances change that indicates impairment might exist. Fair value is an estimate of the price a willing buyer would pay for the intangible asset and is generally estimated by discounting the expected future after-tax cash flows associated with the intangible asset. Our most significant indefinite-lived intangible asset is our Habit Burger Grill brand asset with a book value of $96 million at December 31, 2022. As of our fourth quarter 2022 annual impairment testing date, the fair values of all of our indefinite-lived intangible assets were in excess of their respective carrying values and no impairment was recorded.

Impairment of Goodwill

We evaluate goodwill for impairment on an annual basis as of the beginning of our fourth quarter or more often if an event occurs or circumstances change that indicates impairment might exist. Goodwill is evaluated for impairment by determining whether the fair value of our reporting units exceed their carrying values. Our reporting units are our business units (which are aligned based on geography) in our KFC, Taco Bell, Pizza Hut and Habit Burger Grill Divisions. Fair value is the price a willing buyer would pay for the reporting unit, and is generally estimated using discounted expected future after-tax cash flows from franchise royalties and Company-owned restaurant operations, if any. Future cash flow estimates and the discount rate are the key assumptions when estimating the fair value of a reporting unit.

Future cash flows are based on growth expectations relative to recent historical performance and incorporate sales growth (from net new units or same-store sales growth) and margin improvement (for those reporting units which include Company-owned restaurant operations) assumptions that we believe a third-party buyer would assume when determining a purchase price for the reporting unit. Any margin improvement assumptions that factor into the discounted cash flows are highly correlated with sales growth as cash flow growth can be achieved through various interrelated strategies such as product pricing and restaurant productivity initiatives. The discount rate is our estimate of the required rate of return that a third-party buyer would expect to receive when purchasing a business from us that constitutes a reporting unit. We believe the discount rate is commensurate with the risks and uncertainty inherent in the forecasted cash flows.

The fair values of all our reporting units with goodwill balances were in excess of their respective carrying values as of our fourth quarter 2022 goodwill testing date. As it relates to our Habit Burger Grill reporting unit, which includes a goodwill balance of $66 million as of the end of 2022, the assumptions that are most impactful to our fair value estimate include future average unit volumes ("AUVs") and restaurant unit counts. As of the beginning of the fourth quarter of 2022, the date of our annual impairment assessment, Habit's forecasted results for these key assumptions have improved from those relied upon in our March 31, 2020 interim impairment test (see Note 5), including actual unit closures following the onset of the COVID-19 pandemic being lower and AUVs recovering to pre–COVID levels faster than assumed in that interim impairment test.

When we refranchise restaurants, we include goodwill in the carrying amount of the restaurants disposed of based on the relative fair values of the portion of the reporting unit disposed of in the refranchising versus the portion of the reporting unit that will be retained. The fair value of the portion of the reporting unit disposed of in a refranchising is determined by reference to the discounted value of the future cash flows expected to be generated by the restaurant and retained by the franchisee, which include a deduction for the anticipated, future royalties the franchisee will pay us associated with the franchise agreement entered into simultaneously with the refranchising transaction. Appropriate adjustments are made to the fair value determinations if such franchise agreement is determined to not be at prevailing market rates. When determining whether such franchise agreement is at prevailing market rates our primary consideration is consistency with the terms of our current franchise agreements both within the country that the restaurants are being refranchised in and around the world. The Company

believes consistency in royalty rates as a percentage of sales is appropriate as the Company and franchisee share in the impact of near-term fluctuations in sales results with the acknowledgment that over the long-term the royalty rate represents an appropriate rate for both parties.

The discounted value of the future cash flows expected to be generated by the restaurant and retained by the franchisee is reduced by future royalties the franchisee will pay the Company. The Company thus considers the fair value of future royalties to be received under the franchise agreement as fair value retained in its determination of the goodwill to be written off when refranchising. Others may consider the fair value of these future royalties as fair value disposed of and thus would conclude that a larger percentage of a reporting unit's fair value is disposed of in a refranchising transaction.

During 2022, refranchising activity completed by the Company was limited and the write-off of goodwill associated with these transactions was approximately $5 million.

Pension Plans

Certain of our employees are covered under defined benefit pension plans. Our two most significant plans are in the U.S. and combined had a projected benefit obligation ("PBO") of $755 million and a fair value of plan assets of $664 million at December 31, 2022.

The PBO reflects the actuarial present value of all benefits earned to date by employees and incorporates assumptions as to future compensation levels. Due to the relatively long time frame over which benefits earned to date are expected to be paid, our PBOs are highly sensitive to changes in discount rates. For our U.S. plans, we measured our PBOs using a discount rate of 5.60% at December 31, 2022. The primary basis for this discount rate determination is a model that consists of a hypothetical portfolio of ten or more corporate debt instruments rated Aa or higher by Moody's or Standard & Poor's ("S&P") with cash flows that mirror our expected benefit payment cash flows under the plans. We exclude from the model those corporate debt instruments flagged by Moody's or S&P for a potential downgrade (if the potential downgrade would result in a rating below Aa by both Moody's and S&P) and bonds with yields that were two standard deviations or more above the mean. In considering possible bond portfolios, the model allows the bond cash flows for a particular year to exceed the expected benefit payment cash flows for that year. Such excesses are assumed to be reinvested at appropriate one-year forward rates and used to meet the benefit payment cash flows in a future year. The weighted-average yield of this hypothetical portfolio was used to arrive at an appropriate discount rate. We also ensure that changes in the discount rate as compared to the prior year are consistent with the overall change in prevailing market rates and make adjustments as necessary. A 50 basis-point increase in this discount rate would have decreased these U.S. plans' PBOs by approximately $41 million at our measurement date. Conversely, a 50 basis-point decrease in this discount rate would have increased our U.S. plans' PBOs by approximately $46 million at our measurement date.

The net periodic benefit cost we will record in 2023 is also impacted by the discount rate, as well as the long-term rates of return on plan assets and mortality assumptions we selected at our measurement date. We expect net periodic benefit income for our U.S. plans of $4 million in 2023 compared to $9 million of periodic benefit cost in 2022, which represents an improvement of $13 million year-over-year. A 50 basis-point change in our discount rate assumption at our 2022 measurement date would impact our 2023 U.S. net periodic benefit cost by approximately $6 million. The impacts of changes in net periodic benefit costs are reflected primarily in Other pension (income) expense.

Our estimated long-term rate of return on U.S. plan assets is based upon the weighted-average of historical and expected future returns for each asset category. Our expected long-term rate of return on U.S. plan assets, for purposes of determining 2023 pension expense, at December 31, 2022, was 6.25%, net of administrative and investment fees paid from plan assets. We believe this rate is appropriate given the composition of our plan assets and historical market returns thereon. A 100 basis point change in our expected long-term rate of return on plan assets assumption would impact our 2023 U.S. net periodic benefit cost by approximately $8 million. Additionally, every 100 basis point variation in actual return on plan assets versus our expected return of 6.25% will impact our unrecognized pre-tax actuarial net loss by approximately $8 million.

An increase in actuarial loss due to changes in plan assets, primarily due to 2022 asset returns, has contributed to an unrecognized pre-tax actuarial net loss of $70 million included in Accumulated other comprehensive income for these U.S. plans at December 31, 2022. We will recognize approximately $1 million of gain in net periodic benefit cost in 2023 versus $11 million of loss recognized in 2022.

Form 10-K

Income Taxes

At December 31, 2022, we had valuation allowances of $458 million to reduce our $1,558 million of deferred tax assets to amounts that are more likely than not to be realized. The net deferred tax assets primarily relate to temporary differences in profitable U.S. federal, state and foreign jurisdictions and net operating losses in certain foreign jurisdictions, the majority of which do not expire. In evaluating our ability to recover our deferred tax assets, we consider future taxable income in the various jurisdictions, carryforward periods, restrictions on usage and prudent and feasible tax planning strategies. The estimation of future taxable income in these jurisdictions and our resulting ability to utilize deferred tax assets can significantly change based on future events, including our determinations as to feasibility of certain tax planning strategies and refranchising plans. Thus, recorded valuation allowances may be subject to material future changes.

As a matter of course, we are regularly audited by federal, state and foreign tax authorities. We recognize the benefit of positions taken or expected to be taken in our tax returns in our Income tax provision when it is more likely than not that the position would be sustained upon examination by these tax authorities. A recognized tax position is then measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon settlement. At December 31, 2022, we had $128 million of unrecognized tax benefits, $82 million of which would impact the effective tax rate if recognized. We evaluate unrecognized tax benefits, including interest thereon, on a quarterly basis to ensure that they have been appropriately adjusted for events, including audit settlements, which may impact our ultimate payment for such exposures.

Repatriation of earnings generated after December 31, 2017, will generally be eligible for the 100% dividends received deduction or considered a distribution of previously taxed income and, therefore, exempt from U.S. federal tax. Undistributed foreign earnings may still be subject to certain state and foreign income and withholding taxes upon repatriation. Subject to limited exceptions, we do not intend to indefinitely reinvest our unremitted earnings outside the U.S. Thus, we have provided taxes, including any U.S. federal and state income, foreign income, or foreign withholding taxes on the majority of our unremitted earnings. In jurisdictions where we do intend to indefinitely reinvest our unremitted earnings, we would be required to accrue and pay applicable income taxes (if any) and foreign withholding taxes if the funds were repatriated in taxable transactions. We believe any such taxes would be immaterial.

Ransomware Attack

On January 18, 2023, the Company announced a ransomware attack that impacted certain Information Technology ("IT") systems. Promptly upon the detection of the incident, the Company initiated response protocols and an investigation, engaged the services of industry-leading cybersecurity and forensics professionals and notified Federal law enforcement. This incident resulted in the closure of fewer than 300 restaurants in one market for one day, and certain of the Company's IT systems and data were affected. In addition, although data was taken from our network, there is no evidence that customer databases were accessed.

We have incurred, and may continue to incur, certain expenses related to this attack, including expenses to respond to, remediate and investigate this matter. We remain subject to risks and uncertainties as a result of the incident, including as a result of the data that was taken from the Company's network as noted above. While the Company's response to this incident is ongoing, at this time we do not believe such impact of the incident will ultimately have a material adverse effect on our business, results of operations or financial condition.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

The Company is exposed to financial market risks associated with interest rates, foreign currency exchange rates and commodity prices. In the normal course of business and in accordance with our policies, we manage these risks through a variety of strategies, which may include the use of financial and commodity derivative instruments to hedge our underlying exposures. Our policies prohibit the use of derivative instruments for trading purposes, and we have processes in place to monitor and control their use.

Interest Rate Risk

We have a market risk exposure to changes in interest rates, principally in the U.S. Our outstanding total debt, excluding the Revolving Facility balance, finance leases and debt issuance costs and discounts, of $11.6 billion includes 81% fixed-rate debt and 19% variable-rate debt. We have attempted to minimize the interest rate risk from variable-rate debt through the use of interest rate swaps that, as of December 31, 2022, result in a fixed interest rate on $1.5 billion of our variable-rate debt. As a result, approximately 94% of this $11.6 billion of outstanding debt at December 31, 2022, is effectively fixed-rate debt. See Note 11 for details on our outstanding debt and Note 13 for details related to interest rate swaps.

At December 31, 2022, a hypothetical 100 basis-point increase in short-term interest rates would result, over the following twelve-month period after consideration of the aforementioned interest rate swaps and excluding the Revolving Facility balance, in an increase of approximately $7 million in Interest expense, net within our Consolidated Statement of Income. These estimated amounts are based upon the current level of variable-rate debt that has not been swapped to fixed and assume no changes in the volume or composition of that debt and exclude any impact from interest income related to cash and cash equivalents.

The fair value of our cumulative fixed-rate debt of $8.5 billion as of December 31, 2022, would decrease approximately $455 million as a result of the same hypothetical 100 basis-point increase. At December 31, 2022, a hypothetical 100 basis-point decrease in short-term interest rates would decrease the asset associated with the fair value of our interest rate swaps by approximately $30 million. Fair value was determined based on the present value of expected future cash flows considering the risks involved and using discount rates appropriate for the durations.

Foreign Currency Exchange Rate Risk

Changes in foreign currency exchange rates impact the translation of our reported foreign currency denominated earnings, cash flows and net investments in foreign operations and the fair value of our foreign currency denominated financial instruments. Historically, we have chosen not to hedge foreign currency risks related to our foreign currency denominated earnings and cash flows through the use of financial instruments. In addition, we attempt to minimize the exposure related to foreign currency denominated financial instruments by purchasing goods and services from third parties in local currencies when practical. Consequently, foreign currency denominated financial instruments consist primarily of intercompany receivables and payables. At times, we utilize forward contracts and cross-currency swaps to reduce our exposure related to these intercompany receivables and payables. The notional amount and maturity dates of these contracts match those of the underlying receivables or payables such that our foreign currency exchange risk related to these instruments is minimized.

The Company's foreign currency net asset exposure (defined as foreign currency assets less foreign currency liabilities) totaled approximately $1.1 billion as of December 31, 2022. Operating in international markets exposes the Company to movements in foreign currency exchange rates. The Company's primary exposures result from our operations in Asia-Pacific, Europe and the Americas. For the fiscal year ended December 31, 2022, Operating Profit would have decreased approximately $150 million if all foreign currencies had uniformly weakened 10% relative to the U.S. dollar. This estimated reduction assumes no changes in sales volumes, local currency sales or input prices.

Commodity Price Risk

We are subject to volatility in food costs at our Company-operated restaurants as a result of market risk associated with commodity prices. Our ability to recover increased costs through higher pricing is, at times, limited by the competitive environment in which we operate. We manage our exposure to this risk primarily through pricing agreements with our vendors.

Form 10-K

Equity Investment Risk

YUM holds approximately 53 million shares of Devyani International Limited ("Devyani") common stock (See Note 5). As of December 31, 2022, the National Stock Exchange of India Limited composite closing sales price of Devyani was Indian Rupee 180.75. A hypothetical 10% decline in the price of these shares would result in a $12 million decrease in the fair value of this investment, which would be reflected as a charge in Investment (income) expense, net within our Consolidated Statements of Income. The effects of changes in market prices for equity securities are unpredictable, which could cause significant fluctuations in our quarterly and annual results.

Item 8. Financial Statements and Supplementary Data.

INDEX TO FINANCIAL INFORMATION

Financial Statement Schedules

No schedules are required because either the required information is not present or not present in amounts sufficient to require submission of the schedule, or because the information required is included in the above-listed financial statements or notes thereto.

Form 10-K

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Yum! Brands, Inc.:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of Yum! Brands, Inc. and subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, cash flows and shareholders' deficit for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting in the accompanying Item 9A. Our responsibility is to express an opinion on the Company's consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and

expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Evaluation of unrecognized tax benefits

As discussed in Note 18 to the consolidated financial statements, the Company has recorded unrecognized tax benefits, excluding associated interest, of $128 million. Tax laws are complex and often subject to different interpretations by tax payers and the respective tax authorities. We identified the evaluation of the Company's unrecognized tax benefits as a critical audit matter. Subjective and complex auditor judgment was required to evaluate tax law and regulations, court rulings and audit settlements in the related taxing jurisdictions to determine the population of significant uncertain tax positions identified by the Company arising from tax planning strategies. The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company's process for identification of uncertain tax positions. This included controls related to (1) identifying tax planning strategies that create significant uncertain tax positions, (2) evaluating interpretations of tax laws and court rulings, and (3) assessing which tax positions may not be sustained upon examination by a taxing authority. We involved tax professionals with specialized skills and knowledge who assisted in:

- Obtaining an understanding of the Company's tax planning strategies;
- Identifying tax positions created by tax planning strategies and comparing the results to the Company's identification of uncertain tax positions;
- Evaluating the Company's interpretation of tax laws and court rulings by developing an independent assessment; and
- Performing an independent assessment to identify tax positions that may not be sustained upon examination by the respective taxing authority and comparing the results to the Company's assessment.

/s/ KPMG LLP

We have served as the Company's auditor since 1997.

Louisville, Kentucky
February 24, 2023

Consolidated Statements of Income

Yum! Brands, Inc. and Subsidiaries
Fiscal years ended December 31, 2022, 2021 and 2020

(in millions, except per share data)	2022	2021	2020
Revenues			
Company sales	$ 2,072	$ 2,106	$ 1,810
Franchise and property revenues	3,096	2,900	2,510
Franchise contributions for advertising and other services	1,674	1,578	1,332
Total revenues	6,842	6,584	5,652
Costs and Expenses, Net			
Company restaurant expenses	1,745	1,725	1,506
General and administrative expenses	1,140	1,060	1,064
Franchise and property expenses	123	117	145
Franchise advertising and other services expense	1,667	1,576	1,314
Refranchising (gain) loss	(27)	(35)	(34)
Other (income) expense	7	2	154
Total costs and expenses, net	4,655	4,445	4,149
Operating Profit	2,187	2,139	1,503
Investment (income) expense, net	(11)	(86)	(74)
Other pension (income) expense	9	7	14
Interest expense, net	527	544	543
Income before income taxes	1,662	1,674	1,020
Income tax provision	337	99	116
Net Income	$ 1,325	$ 1,575	$ 904
Basic Earnings Per Common Share	$ 4.63	$ 5.30	$ 2.99
Diluted Earnings Per Common Share	$ 4.57	$ 5.21	$ 2.94
Dividends Declared Per Common Share	$ 2.28	$ 2.00	$ 1.88

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income

Yum! Brands, Inc. and Subsidiaries
Fiscal years ended December 31, 2022, 2021 and 2020

(in millions)	2022	2021	2020
Net Income	$ 1,325	$ 1,575	$ 904
Other comprehensive income (loss), net of tax:			
Translation adjustments and gains (losses) from intra-entity transactions of a long-term investment nature			
Adjustments and gains (losses) arising during the year	(84)	(24)	39
Reclassifications of adjustments and (gains) losses into Net Income	–	–	–
	(84)	(24)	39
Tax (expense) benefit	–	–	–
	(84)	(24)	39
Changes in pension and post-retirement benefits			
Unrealized gains (losses) arising during the year	(115)	65	(8)
Reclassification of (gains) losses into Net Income	34	16	18
	(81)	81	10
Tax (expense) benefit	21	(19)	(2)
	(60)	62	8
Changes in derivative instruments			
Unrealized gains (losses) arising during the year	115	34	(99)
Reclassification of (gains) losses into Net Income	18	28	6
	133	62	(93)
Tax (expense) benefit	(33)	(14)	23
	100	48	(70)
Other comprehensive income (loss), net of tax	(44)	86	(23)
Comprehensive Income	**$ 1,281**	**$ 1,661**	**$ 881**

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

Yum! Brands, Inc. and Subsidiaries
Fiscal years ended December 31, 2022, 2021 and 2020

(in millions)	2022	2021	2020
Cash Flows – Operating Activities			
Net Income	$ 1,325	$ 1,575	$ 904
Depreciation and amortization	146	164	146
Impairment and closure expense	10	19	172
Refranchising (gain) loss	(27)	(35)	(34)
Investment (income) expense, net	(11)	(86)	(74)
Deferred income taxes	(55)	(200)	(65)
Share-based compensation expense	84	75	97
Changes in accounts and notes receivable	(84)	(46)	62
Changes in prepaid expenses and other current assets	1	(33)	8
Changes in accounts payable and other current liabilities	(39)	122	128
Changes in income taxes payable	17	(41)	(110)
Other, net	60	192	71
Net Cash Provided by Operating Activities	**1,427**	**1,706**	**1,305**
Cash Flows – Investing Activities			
Capital spending	(279)	(230)	(160)
Acquisition of The Habit Restaurants, Inc., net of cash acquired	–	–	(408)
Proceeds from sale of investment in Grubhub, Inc. common stock	–	–	206
Proceeds from refranchising of restaurants	73	85	19
Other, net	4	(28)	8
Net Cash Used in Investing Activities	**(202)**	**(173)**	**(335)**
Cash Flows – Financing Activities			
Proceeds from long-term debt	999	4,150	1,650
Repayments of long-term debt	(699)	(3,657)	(1,517)
Revolving credit facilities, three months or less, net	279	–	–
Short-term borrowings, by original maturity			
More than three months – proceeds	–	–	95
More than three months – payments	–	–	(100)
Three months or less, net	–	–	–
Repurchase shares of Common Stock	(1,200)	(1,591)	(239)
Dividends paid on Common Stock	(649)	(592)	(566)
Debt issuance costs	(11)	(37)	(20)
Other, net	(42)	(40)	(41)
Net Cash Used in Financing Activities	**(1,323)**	**(1,767)**	**(738)**
Effect of Exchange Rate on Cash and Cash Equivalents	**(26)**	**(19)**	**24**
Net Increase (Decrease) in Cash, Cash Equivalents, Restricted Cash and Restricted Cash Equivalents	**(124)**	**(253)**	**256**
Cash, Cash Equivalents, Restricted Cash and Restricted Cash Equivalents – Beginning of Year	**771**	**1,024**	**768**
Cash, Cash Equivalents, Restricted Cash and Restricted Cash Equivalents – End of Year	**$ 647**	**$ 771**	**$ 1,024**

See accompanying Notes to Consolidated Financial Statements.

Consolidated Balance Sheets

Yum! Brands, Inc. and Subsidiaries
December 31, 2022 and 2021

(in millions)	2022	2021
ASSETS		
Current Assets		
Cash and cash equivalents	$ 367	$ 486
Accounts and notes receivable, net	648	596
Prepaid expenses and other current assets	594	450
Total Current Assets	1,609	1,532
Property, plant and equipment, net	1,171	1,207
Goodwill	638	657
Intangible assets, net	354	359
Other assets	1,324	1,487
Deferred income taxes	750	724
Total Assets	$ 5,846	$ 5,966
LIABILITIES AND SHAREHOLDERS' DEFICIT		
Current Liabilities		
Accounts payable and other current liabilities	$ 1,251	$ 1,334
Income taxes payable	16	13
Short-term borrowings	398	68
Total Current Liabilities	1,665	1,415
Long-term debt	11,453	11,178
Other liabilities and deferred credits	1,604	1,746
Total Liabilities	14,722	14,339
Shareholders' Deficit		
Common Stock, no par value, 750 shares authorized; 280 shares and 289 shares issued in 2022 and 2021, respectively	–	–
Accumulated deficit	(8,507)	(8,048)
Accumulated other comprehensive loss	(369)	(325)
Total Shareholders' Deficit	(8,876)	(8,373)
Total Liabilities and Shareholders' Deficit	$ 5,846	$ 5,966

See accompanying Notes to Consolidated Financial Statements.

Form 10-K

Consolidated Statements of Shareholders' Deficit

Yum! Brands, Inc. and Subsidiaries
Fiscal years ended December 31, 2022, 2021 and 2020

(in millions)	Issued Common Stock Shares	Amount	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Deficit
Balance at December 31, 2019	300	$ –	$ (7,628)	$ (388)	$ (8,016)
Net Income			904		904
Translation adjustments and gains (losses) from intra-entity transactions of a long-term investment nature				39	39
Pension and post-retirement benefit plans (net of tax impact of $2 million)				8	8
Net loss on derivative instruments (net of tax impact of $23 million)				(70)	(70)
Comprehensive Income					881
Dividends declared			(569)		(569)
Repurchase of shares of Common Stock	(2)	(71)	(179)		(250)
Employee share-based award exercises	2	(41)			(41)
Share-based compensation events		112			112
Adoption of accounting standards			(8)		(8)
Balance at December 31, 2020	**300**	**$ –**	**$ (7,480)**	**$ (411)**	**$ (7,891)**
Net Income			1,575		1,575
Translation adjustments and gains (losses) from intra-entity transactions of a long-term investment nature				(24)	(24)
Pension and post-retirement benefit plans (net of tax impact of $19 million)				62	62
Net gain on derivative instruments (net of tax impact of $14 million)				48	48
Comprehensive Income					1,661
Dividends declared			(594)		(594)
Repurchase of shares of Common Stock	(13)	(31)	(1,549)		(1,580)
Employee share-based award exercises	2	(50)			(50)
Share-based compensation events		81			81
Balance at December 31, 2021	**289**	**$ –**	**$ (8,048)**	**$ (325)**	**$ (8,373)**
Net Income			1,325		1,325
Translation adjustments and gains (losses) from intra-entity transactions of a long-term investment nature				(84)	(84)
Pension and post-retirement benefit plans (net of tax impact of $21 million)				(60)	(60)
Net gain on derivative instruments (net of tax impact of $33 million)				100	100
Comprehensive Income					1,281
Dividends declared			(653)		(653)
Repurchase of shares of Common Stock	(10)	(69)	(1,131)		(1,200)
Employee share-based award exercises	1	(31)			(31)
Share-based compensation events		100			100
Balance at December 31, 2022	**280**	**$ –**	**$ (8,507)**	**$ (369)**	**$ (8,876)**

See accompanying Notes to Consolidated Financial Statements.

Form 10-K

Notes to Consolidated Financial Statements

(Tabular amounts in millions, except share data)

Note 1 – Description of Business

Yum! Brands, Inc. and its Subsidiaries (collectively referred to herein as the "Company," "YUM," "we," "us" or "our") franchise or operate a system of over 55,000 restaurants in more than 155 countries and territories primarily under the concepts of KFC, Taco Bell, Pizza Hut and The Habit Burger Grill (collectively, the "Concepts"). The Company's KFC, Taco Bell and Pizza Hut brands are global leaders of the chicken, Mexican-style and pizza categories. The Habit Burger Grill is a fast-casual restaurant concept specializing in made-to-order chargrilled burgers, sandwiches and more. At December 31, 2022, 98% of our restaurants were owned and operated by franchisees.

Through our widely-recognized Concepts, we develop, operate or franchise a system of both traditional and non-traditional restaurants. The terms "franchise" or "franchisee" within these Consolidated Financial Statements are meant to describe third parties that operate units under either franchise or license agreements. Our traditional restaurants feature dine-in, carryout and, in some instances, drive-thru service. Non-traditional units include express units which have a more limited menu and operate in non-traditional locations like malls, airports, gasoline service stations, train stations, subways, convenience stores, stadiums, amusement parks and colleges, where a full-scale traditional outlet would not be practical or efficient. We also operate or franchise multibrand units, where two or more of our Concepts are operated in a single unit.

As of December 31, 2022, YUM consisted of four operating segments:

- The KFC Division which includes our worldwide operations of the KFC concept
- The Taco Bell Division which includes our worldwide operations of the Taco Bell concept
- The Pizza Hut Division which includes our worldwide operations of the Pizza Hut concept
- The Habit Burger Grill Division which includes our worldwide operations of the Habit Burger Grill concept

Note 2 – Summary of Significant Accounting Policies

Our preparation of the accompanying Consolidated Financial Statements in conformity with Generally Accepted Accounting Principles in the United States of America ("GAAP") requires us to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Principles of Consolidation and Basis of Preparation. Intercompany accounts and transactions have been eliminated in consolidation. We consolidate entities in which we have a controlling financial interest, the usual condition of which is ownership of a majority voting interest. We also consider for consolidation an entity, in which we have certain interests, where the controlling financial interest may be achieved through arrangements that do not involve voting interests. Such an entity, known as a variable interest entity ("VIE"), is required to be consolidated by its primary beneficiary. The primary beneficiary is the entity that possesses the power to direct the activities of the VIE that most significantly impact its economic performance and has the obligation to absorb losses or the right to receive benefits from the VIE that are significant to it.

Our most significant variable interests are in certain entities that operate restaurants under our Concepts' franchise arrangements. We do not typically provide significant financial support such as loans or guarantees to our franchisees. Thus, our most significant variable interests in franchisees result from real estate lease arrangements to which we are a party. At the end of 2022, YUM has future lease payments due from certain franchisees, on a nominal basis, of approximately $900 million, and we are secondarily liable on certain other lease agreements that have been assigned to certain franchisees. See the Lease Guarantees section in Note 20. As our franchise arrangements provide our franchisee entities the power to direct the activities that most significantly impact their economic performance, we do not consider ourselves the primary beneficiary of any such entity that might otherwise be considered a VIE.

We do not have a significant equity interest in any of our franchisee businesses except for a minority interest in an entity, Devyani International Limited ("Devyani"), that owns our KFC India and Pizza Hut India master franchisee rights. This minority

Form 10-K

interest does not give us the ability to significantly influence this entity. We account for our investment in Devyani as an equity security. As the fair value of this equity security is readily determinable we record changes in fair value in Investment (income) expense, net.

We participate in various advertising cooperatives with our franchisees, typically within a country where we have both Company-owned restaurants and franchise restaurants, established to collect and administer funds contributed for use in advertising and promotional programs designed to increase sales and enhance the reputation of the Company and our Concepts. Contributions to the advertising cooperatives are required for both Company-owned, if any, and franchise restaurants and are generally based on a percentage of restaurant sales. We maintain certain variable interests in these cooperatives. As the cooperatives are required to spend all funds collected on advertising and promotional programs, total equity at risk is not sufficient to permit the cooperatives to finance their activities without additional subordinated financial support. Therefore, these cooperatives are VIEs. As a result of our voting rights, we consolidate certain of these cooperatives for which we are the primary beneficiary.

Fiscal Year. YUM's fiscal year begins on January 1 and ends December 31 of each year, with each quarter comprised of three months. The majority of our U.S. subsidiaries, including our Habit Burger Grill Division beginning in 2022, and certain international subsidiaries operate on a weekly periodic calendar where the first three quarters of each fiscal year consists of 12 weeks and the fourth quarter consists of 16 weeks in fiscal years with 52 weeks and 17 weeks in fiscal years with 53 weeks. Our remaining international subsidiaries operate on a monthly calendar similar to that on which YUM operates.

For fiscal year 2021 and prior, our Habit Burger Grill Division operated on a weekly periodic calendar where each quarter consisted of 13 weeks. The impact of this change in reporting calendar was not significant and accordingly, prior year amounts presented in these Consolidated Financial Statements have not been restated.

Our next fiscal year scheduled to include a 53rd week for our period calendar reporters is 2024.

Foreign Currency. The functional currency of our foreign entities is the currency of the primary economic environment in which the entity operates. Functional currency determinations are made based upon a number of economic factors, including but not limited to cash flows and financing transactions. The operations, assets and liabilities of our entities outside the U.S. are initially measured using the functional currency of that entity. Income and expense accounts for our operations of these foreign entities are then translated into U.S. dollars at the average exchange rates prevailing during the period. Assets and liabilities of these foreign entities are then translated into U.S. dollars at exchange rates in effect at each period-end balance sheet date. As of December 31, 2022, net cumulative translation adjustment losses of $290 million are recorded in Accumulated other comprehensive income ("AOCI") in the Consolidated Balance Sheet.

The majority of our foreign currency net asset exposure is in countries where we have Company-owned restaurants. As we manage and share resources at the individual brand level within a country, cumulative translation adjustments are recorded and tracked at the foreign-entity level that represents the operations of our individual brands within that country. Translation adjustments recorded in AOCI are subsequently recognized as income or expense generally only upon sale of the related investment in a foreign entity, or upon a sale of assets and liabilities within a foreign entity that represents a complete or substantially complete liquidation of that foreign entity. For purposes of determining whether a sale or complete or substantially complete liquidation of an investment in a foreign entity has occurred, we consider those same foreign entities for which we record and track cumulative translation adjustments.

Gains and losses arising from the impact of foreign currency exchange rate fluctuations on transactions in foreign currency are included in Other (income) expense in our Consolidated Statements of Income.

Reclassifications. We have reclassified certain items in the Consolidated Financial Statements for prior periods to be comparable with the classification for the fiscal year ended December 31, 2022. These reclassifications had no effect on previously reported Net Income.

Revenue Recognition. Below is a discussion of how our revenues are earned, our accounting policies pertaining to revenue recognition under Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers ("Topic 606") and other required disclosures.

Taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue transaction and collected from a customer are excluded from revenue.

Company Sales

Revenues from the sale of food items by Company-owned restaurants are recognized as Company sales when a customer purchases the food, which is when our obligation to perform is satisfied.

Franchise and Property Revenues

Franchise Revenues

Our most significant source of revenues arises from the operation of our Concepts' stores by our franchisees. Franchise rights may be granted through a store-level franchise agreement or through a master franchise agreement that set out the terms of our arrangement with the franchisee. Our franchise agreements require that the franchisee remit continuing fees to us as a percentage of the applicable restaurant's sales in exchange for the license of the intellectual property associated with our Concepts' brands (the "franchise right"). Our franchise agreements also typically require certain, less significant, upfront franchise fees such as initial fees paid upon opening of a store, fees paid to renew the term of the franchise right and fees paid in the event the franchise agreement is transferred to another franchisee.

Continuing fees represent the substantial majority of the consideration we receive under our franchise agreements. Continuing fees are typically billed and paid monthly and are usually 4% - 6% for store-level franchise agreements. Master franchise agreements allow master franchisees to operate restaurants as well as sub-franchise restaurants within certain geographic territories. The percentage of sales that we receive for restaurants owned or sub-franchised by our master franchisees as a continuing fee is typically less than the percentage we receive for restaurants operating under a store-level franchise agreement. Based on the application of the sales-based royalty exception within Topic 606 continuing fees are recognized as the related restaurant sales occur.

Upfront franchise fees are typically billed and paid when a new franchise or sub-franchise agreement becomes effective or when an existing agreement is transferred to another franchisee or sub-franchisee. We have determined that the services we provide in exchange for upfront franchise fees, which primarily relate to pre-opening support, are highly interrelated with the franchise right and are not individually distinct from the ongoing services we provide to our franchisees. As a result, upfront franchise fees are recognized as revenue over the term of each respective franchise or sub-franchise agreement. Revenues for these upfront franchise fees are recognized on a straight-line basis, which is consistent with the franchisee's or sub-franchisee's right to use and benefit from the intellectual property.

Additionally, from time-to-time we provide consideration to franchisees in the form of cash (e.g. cash payments to offset new build costs) or other incentives (e.g. free or subsidized equipment) with the intent to drive new unit development or same-store sales growth that will result in higher future revenues for the Company. Such payments are capitalized and presented within Prepaid expense and other current assets or Other assets. These assets are being amortized as a reduction in Franchise and property revenues over the period of expected cash flows from the franchise agreements to which the payment relates.

Property Revenues

From time to time, we enter into rental agreements with franchisees for the lease or sublease of restaurant locations. These rental agreements typically originate from refranchising transactions and revenues related to the agreements are recognized as they are earned. Amounts owed under the rental agreements are typically billed and paid on a monthly basis. Related expenses are presented as Franchise and property expenses within our Consolidated Statements of Income and primarily include depreciation or, in the case of a sublease, rent expense.

Franchise Contributions for Advertising and Other Services

Advertising Cooperatives

We have determined we act as a principal in the transactions entered into by the advertising cooperatives we are required to consolidate based on our responsibility to define the nature of the goods or services provided and/or our commitment to pay for advertising services in advance of the related franchisee contributions. Additionally, we have determined the advertising services provided to franchisees are highly interrelated with the franchise right and therefore not distinct. Franchisees remit to these consolidated advertising cooperatives a percentage of restaurant sales as consideration for providing the advertising

Form 10-K

services. As a result, revenues for advertising services are recognized when the related franchise restaurant sales occur based on the application of the sales-based royalty exception within Topic 606. Revenues for these services are typically billed and received on a monthly basis.

Other Goods or Services

On a much more limited basis, we provide goods or services to certain franchisees that are individually distinct from the franchise right because they do not require integration with other goods or services we provide. Such arrangements typically relate to technology, supply chain and quality assurance services. The extent to which we provide such goods or services varies by brand, geographic region and, in some instances, franchisee. In instances where we rely on third parties to provide goods or services to franchisees at our direction, we have determined we act as a principal in these transactions and recognize related revenues as the goods or services are transferred to the franchisee.

Franchise Support Costs. Certain direct costs of our franchise operations are charged to Franchise and property expenses. These costs include provisions for estimated uncollectible upfront and continuing fees, rent or depreciation expense associated with restaurants we lease or sublease to franchisees, marketing funding on behalf of franchisees, amortization expense for franchise-related intangible assets, value added taxes on royalties and certain other direct incremental franchise support costs.

The costs we incur to provide support services to our franchisees for which we do not receive a reimbursement are charged to General and administrative expenses ("G&A") as incurred. Expenses related to the provisioning of goods or services for which we receive reimbursement for all or substantially all of the expense amount from a franchisee are recorded in Franchise advertising and other services expense (the associated revenue is recorded within Franchise contributions for advertising and other services as described above). The majority of these expenses relate to advertising and are incurred on behalf of franchisees by the advertising cooperatives we are required to consolidate. These expenses are accounted for as described in the Advertising Costs policy below. For such expenses that do not relate to advertising the expenses are recognized as incurred.

Advertising Costs. To the extent we participate in advertising cooperatives, we, like our participating franchisees, are required to make contributions. Our contributions are based on a percentage of sales of our participating Company restaurants. These contributions as well as direct marketing costs we may incur outside of a cooperative related to Company restaurants are recorded within Company restaurant expenses. Advertising expense included in Company restaurant expenses totaled $78 million, $84 million and $68 million in 2022, 2021 and 2020, respectively.

To the extent we consolidate advertising cooperatives, we incur advertising expense as a result of our obligation to spend franchisee contributions to those cooperatives (see above for our accounting for these contributions). Such advertising expense is recorded in Franchise advertising and other services expense and totaled $1,298 million, $1,264 million and $1,079 million in 2022, 2021 and 2020, respectively. At the end of each fiscal year additional advertising costs are accrued to the extent advertising revenues exceed the related advertising expense to date, as we are obligated to expend such amounts on advertising.

From time to time, we may make the decision to incur discretionary advertising expenditures on behalf of franchised restaurants. Such amounts are recorded within Franchise and property expenses and totaled $8 million, $11 million and $10 million in 2022, 2021 and 2020, respectively.

To the extent the advertising cooperatives we are required to consolidate are unable to collect amounts due from franchisees they incur bad debt expense. In 2022, we recorded a $6 million net provision and in 2021 and 2020, we recorded $6 million and $7 million in net recoveries, respectively. To the extent our consolidated advertising cooperatives have a provision or recovery for bad debt expense, the cooperative's advertising spend obligation is adjusted such that there is no net impact within our Financial Statements.

Share-Based Employee Compensation. We recognize ongoing share-based payments to employees, including grants of employee stock options and stock appreciation rights ("SARs"), in the Consolidated Financial Statements as compensation cost over the service period based on their fair value on the date of grant. This compensation cost is recognized over the service period on a straight-line basis, net of an assumed forfeiture rate, for awards that actually vest. Forfeiture rates are estimated at grant date based on historical experience and compensation cost is adjusted in subsequent periods for differences in actual

forfeitures from the previous estimates. We present this compensation cost consistent with the other compensation costs for the employee recipient in G&A, Franchise advertising and other services expense or Company restaurant expenses. See Note 16 for further discussion of our share-based compensation plans.

Legal Costs. Settlement costs are accrued when they are deemed probable and reasonably estimable. Anticipated legal fees related to self-insured workers' compensation, employment practices liability, general liability, automobile liability, product liability and property losses (collectively, "property and casualty losses") are accrued when deemed probable and reasonably estimable. Legal fees not related to self-insured property and casualty losses are recognized as incurred. See Note 20 for further discussion of our legal proceedings.

Impairment or Disposal of Long-Lived Assets. Long-lived assets, including Property, plant and equipment ("PP&E") as well as right-of-use operating lease assets are tested for impairment whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. The assets are not recoverable if their carrying value is less than the undiscounted cash flows we expect to generate from such assets. If the assets are not deemed to be recoverable, impairment is measured based on the excess of their carrying value over their fair value.

For purposes of impairment testing for our restaurants, we have concluded that an individual restaurant is the lowest level of independent cash flows unless it is more likely than not that we will refranchise restaurants as a group. We review our long-lived assets of such individual restaurants (primarily PP&E, right-of-use operating lease assets and allocated intangible assets subject to amortization) that we intend to continue operating as Company restaurants annually for impairment, or whenever events or changes in circumstances indicate that the carrying amount of a restaurant may not be recoverable. We use two consecutive years of operating losses as our primary indicator of potential impairment for our annual impairment testing of these restaurant assets. We evaluate the recoverability of these restaurant assets by comparing the estimated undiscounted future cash flows, which are based on our entity-specific assumptions, to the carrying value of such assets. For restaurant assets that are not deemed to be recoverable, we write-down an impaired restaurant to its estimated fair value, which becomes its new cost basis. Fair value is an estimate of the price a franchisee would pay for the restaurant and its related assets, including any right-of-use assets, and is determined by discounting the estimated future after-tax cash flows of the restaurant, which include a deduction for royalties we would receive under a franchise agreement with terms substantially at market. The after-tax cash flows incorporate reasonable assumptions we believe a franchisee would make such as sales growth and margin improvement. The discount rate used in the fair value calculation is our estimate of the required rate of return that a franchisee would expect to receive when purchasing a similar restaurant and the related long-lived assets. The discount rate incorporates rates of returns for historical refranchising market transactions and is commensurate with the risks and uncertainty inherent in the forecasted cash flows. Individual restaurant-level impairment is recorded within Other (income) expense. Any right-of-use asset may alternatively be valued at the amount we could receive for such right-of-use asset from a third-party that is not a franchisee through a sublease if doing so would result in less overall impairment of the restaurant assets in total.

In executing our refranchising initiatives, we most often offer groups of restaurants for sale. When we believe it is more likely than not a restaurant or groups of restaurants will be refranchised for a price less than their carrying value, but do not believe the restaurant(s) have met the criteria to be classified as held for sale, we review the restaurants for impairment. We evaluate the recoverability of these restaurant assets by comparing estimated sales proceeds plus holding period cash flows, if any, to the carrying value of the restaurant or group of restaurants. For restaurant assets that are not deemed to be recoverable, we recognize impairment for any excess of carrying value over the fair value of the restaurants, which is based on the expected net sales proceeds. To the extent ongoing agreements to be entered into with the franchisee simultaneous with the refranchising are expected to contain terms, such as royalty rates or rental payments, not at prevailing market rates, we consider the off-market terms in our impairment evaluation. We recognize any such impairment charges in Refranchising (gain) loss. We recognize gains on restaurant refranchisings when the sale transaction closes and control of the restaurant operations have transferred to the franchisee.

When we decide to close a restaurant, it is reviewed for impairment, which includes an estimate of sublease income that could be reasonably obtained, if any, in relation to the right-of-use operating lease asset. Additionally, depreciable lives are adjusted based on the expected disposal date. Other costs incurred when closing a restaurant such as costs of disposing of the assets as well as other facility-related expenses from previously closed stores are generally expensed as incurred. Any costs recorded upon store closure as well as any changes in estimates of sublease income or subsequent adjustments to liabilities for remaining lease obligations as a result of lease termination are recorded in Other (income) expense. To the extent we sell assets, primarily land, associated with a closed store, any gain or loss upon that sale is also recorded in Other (income) expense.

Form 10-K

Management judgment is necessary to estimate future cash flows, including cash flows from continuing use, terminal value, sublease income and refranchising proceeds. Accordingly, actual results could vary significantly from our estimates.

Guarantees. We recognize, at inception of a guarantee, a liability for the fair value of certain obligations undertaken. Additionally, effective January 1, 2020, we adopted the Financial Accounting Standards Board's Accounting Standards Update No. 2016-13, Financial Instruments - Credit Losses ("Topic 326") which required that we also recognize as a liability the expected credit losses over the life of such guarantees. As a result of the adoption of Topic 326, we recorded a cumulative adjustment to Accumulated deficit of $8 million to establish such expected credit loss liability for our outstanding guarantees.

The majority of our guarantees are issued as a result of assigning our interest in obligations under operating leases as a condition to the refranchising of certain Company restaurants. We recognize a liability for such lease guarantees upon refranchising and upon subsequent renewals of such leases when we remain secondarily liable. The related expense and any subsequent changes are included in Refranchising (gain) loss. Any expense and subsequent changes in the guarantees for other franchise support guarantees not associated with a refranchising transaction are included in Franchise and property expenses.

Income Taxes. We record deferred tax assets and liabilities for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases as well as operating loss, capital loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those differences or carryforwards are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in our Income tax provision in the period that includes the enactment date. Additionally, in determining the need for recording a valuation allowance against the carrying amount of deferred tax assets, we consider the amount of taxable income and periods over which it must be earned, actual levels of past taxable income and known trends and events or transactions that are expected to affect future levels of taxable income. Where we determine that it is more likely than not that all or a portion of an asset will not be realized, we record a valuation allowance.

We recognize the benefit of positions taken or expected to be taken in our tax returns in our Income tax provision when it is more likely than not (i.e., a likelihood of more than fifty percent) that the position would be sustained upon examination by tax authorities. A recognized tax position is then measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon settlement with the taxing authorities. We evaluate these amounts on a quarterly basis to ensure that they have been appropriately adjusted for audit settlements and other events we believe may impact the outcome. Changes in judgment that result in subsequent recognition, derecognition or a change in measurement of a tax position taken in a prior annual period (including any related interest and penalties) are recognized as a discrete item in the interim period in which the change occurs. We recognize accrued interest and penalties related to unrecognized tax benefits as components of our Income tax provision.

We do not record a deferred tax liability for unremitted earnings of our foreign subsidiaries to the extent that the earnings meet the indefinite reversal criteria. This criteria is met if the foreign subsidiary has invested, or will invest, the earnings indefinitely. The decision as to the amount of unremitted earnings that we intend to maintain in non-U.S. subsidiaries considers items including, but not limited to, forecasts and budgets of financial needs of cash for working capital, liquidity plans and expected cash requirements in the U.S.

See Note 18 for a further discussion of our income taxes.

Fair Value Measurements. Fair value is the price we would receive to sell an asset or pay to transfer a liability (exit price) in an orderly transaction between market participants. For those assets and liabilities we record or disclose at fair value, we determine fair value based upon the quoted market price, if available. If a quoted market price is not available for identical assets, we determine fair value based upon the quoted market price of similar assets or the present value of expected future cash flows considering the risks involved, including counterparty performance risk if appropriate, and using discount rates appropriate for the duration. The fair values are assigned a level within the fair value hierarchy, depending on the source of the inputs into the calculation.

Level 1	Inputs based upon quoted prices in active markets for identical assets.
Level 2	Inputs other than quoted prices included within Level 1 that are observable for the asset, either directly or indirectly.
Level 3	Inputs that are unobservable for the asset.

Cash and Cash Equivalents. Cash equivalents represent funds we have temporarily invested (with original maturities not exceeding three months), including short-term, highly liquid debt securities. Cash and overdraft balances that meet the criteria for right of setoff are presented net on our Consolidated Balance Sheet.

Receivables. The Company's receivables are primarily generated from ongoing business relationships with our franchisees as a result of franchise agreements, including contributions due to advertising cooperatives we consolidate. These receivables from franchisees are generally due within 30 days of the period in which the corresponding sales occur and are classified as Accounts and notes receivable, net on our Consolidated Balance Sheet and are presented net of expected credit losses. Expected credit losses for uncollectible franchisee receivable balances consider both current conditions and reasonable and supportable forecasts of future conditions. Current conditions we consider include pre-defined aging criteria as well as specified events that indicate we may not collect the balance due. Reasonable and supportable forecasts used in determining the probability of future collection consider publicly available data regarding default probability. While we use the best information available in making our determination, the ultimate recovery of recorded receivables is dependent upon future economic events and other conditions that may be beyond our control. Receivables that are ultimately deemed to be uncollectible, and for which collection efforts have been exhausted, are written off against the allowance for doubtful accounts.

We recorded $5 million and $12 million of net bad debt expense in 2022 and 2020, respectively, and $8 million of net bad debt recoveries in 2021, within Franchise and property expenses related to continuing fees, initial fees and rent receivables from our franchisees.

Accounts and notes receivable as well as the Allowance for doubtful accounts, including balances attributable to our consolidated advertising cooperatives, as of December 31, 2022 and 2021, respectively, are as follows:

	2022	2021
Accounts and notes receivable	$ 685	$ 632
Allowance for doubtful accounts	(37)	(36)
Accounts and notes receivable, net	$ 648	$ 596

Our financing receivables primarily consist of notes receivables and direct financing leases with franchisees which we enter into from time-to-time. As these receivables primarily relate to our ongoing business agreements with franchisees, we consider such receivables to have similar risk characteristics and evaluate them as one collective portfolio segment and class for determining the allowance for doubtful accounts. Balances of notes receivable and direct financing leases due within one year are included in Accounts and notes receivable, net while amounts due beyond one year are included in Other assets. Amounts included in Other assets totaled $64 million (net of an allowance of less than $1 million) and $68 million (net of an allowance of less than $1 million) at December 31, 2022, and December 31, 2021, respectively. Financing receivables that are ultimately deemed to be uncollectible, and for which collection efforts have been exhausted, are written off against the allowance for doubtful accounts. Interest income recorded on financing receivables has historically been insignificant.

Property, Plant and Equipment. PP&E is carried net of accumulated depreciation and amortization. We calculate depreciation and amortization on a straight-line basis over the estimated useful lives of the assets as follows: 5 to 25 years for buildings and leasehold improvements and 3 to 20 years for machinery and equipment. We suspend depreciation and amortization on assets that are held for sale.

Leases and Leasehold Improvements. We lease land, buildings or both for certain of our Company-operated restaurants and restaurant support centers worldwide. Rent expense for leased Company-operated restaurants is presented in our Consolidated Statements of Income within Company restaurant expenses and rent expense for restaurant support centers is presented within G&A. The length of our lease terms, which vary by country and often include renewal options, are an important factor in determining the appropriate accounting for leases including the initial classification of the lease as finance or operating as well as the timing of recognition of rent expense over the duration of the lease. We include renewal option periods in determining the term of our leases when failure to renew the lease would impose a penalty on the Company in such an amount that a renewal appears to be reasonably certain at the commencement of the lease. The primary penalty to which we are subject is the economic detriment associated with the existence of leasehold improvements that might be impaired if we choose not to continue the use of the leased property. Leasehold improvements are amortized over the shorter of their estimated useful lives or the lease term. We generally do not receive leasehold improvement incentives upon opening a store that is subject to a lease. We expense rent associated with leased land or buildings while a restaurant is being constructed whether rent is paid or we are subject to a rent holiday. Our leasing activity for other assets, including equipment, is not significant.

Right-of-use assets and liabilities are recognized upon lease commencement for operating and finance leases based on the present value of lease payments over the lease term. Right-of-use assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Subsequent amortization of the right-of-use asset and accretion of the lease liability for an operating lease is recognized as a single lease cost, on a straight-line basis, over the lease term. For finance leases, the right-of-use asset is depreciated on a straight-line basis over the lesser of the useful life of the leased asset or lease term. Interest on each finance lease liability is determined as the amount that results in a constant periodic discount rate on the remaining balance of the liability. As most of our leases do not provide an implicit discount rate, we use our incremental secured borrowing rate based on the information available at commencement date, including the lease term and currency, in determining the present value of lease payments for both operating and finance leases. Leases with an initial term of 12 months or less are not recorded in the Consolidated Balance Sheet; we recognize rent expense for these leases on a straight-line basis over the lease term.

Right-of-use assets are assessed for impairment in accordance with our long-lived asset impairment policy, which is performed annually for restaurant-level assets or whenever events or changes in circumstances indicate that the carrying amount of a restaurant may not be recoverable. We reassess lease classification and remeasure right-of-use assets and lease liabilities when a lease is modified and that modification is not accounted for as a separate new lease or upon certain other events that require reassessment. The difference between operating lease single lease cost recognized in our Consolidated Statements of Income and cash payments for operating leases is recognized within Other, net within Net Cash Provided by Operating Activities in our Consolidated Statements of Cash Flows.

In certain instances, we lease or sublease certain restaurants to franchisees. Our lessor and sublease portfolio primarily consists of stores that have been leased to franchisees subsequent to refranchising transactions. Our most significant leases with lease and non-lease components are leases with our franchisees that include both the right to use a restaurant as well as a license of the intellectual property associated with our Concepts' brands. For these leases, which are primarily classified as operating leases, we account for the lease and non-lease components separately. Revenues from rental agreements with franchisees are presented within Franchise and property revenues in our Consolidated Statements of Income and related expenses (e.g. depreciation and rent expense) are presented within Franchise and property expenses.

Goodwill and Intangible Assets. From time-to-time, the Company acquires restaurants from one of our Concept's franchisees or acquires another business. Goodwill from these acquisitions represents the excess of the cost of a business acquired over the net of the amounts assigned to assets acquired, including identifiable intangible assets, and liabilities assumed. Goodwill is not amortized and has been assigned to reporting units for purposes of impairment testing. Our reporting units are our business units (which are aligned based on geography) in our KFC, Taco Bell, Pizza Hut and Habit Burger Grill Divisions.

We evaluate goodwill for impairment on an annual basis or more often if an event occurs or circumstances change that indicate impairment might exist. We have selected the beginning of our fourth quarter as the date on which to perform our ongoing

annual impairment test for goodwill. We may elect to perform a qualitative assessment for our reporting units to determine whether it is more likely than not that the fair value of the reporting unit is greater than its carrying value. If a qualitative assessment is not performed, or if as a result of a qualitative assessment it is not more likely than not that the fair value of a reporting unit exceeds its carrying value, then the reporting unit's fair value is compared to its carrying value. Fair value is the price a willing buyer would pay for a reporting unit, and is generally estimated using discounted expected future after-tax cash flows from Company-owned restaurant operations, if any, and franchise royalties. The discount rate is our estimate of the required rate of return that a third-party buyer would expect to receive when purchasing a business from us that constitutes a reporting unit. We believe the discount rate is commensurate with the risks and uncertainty inherent in the forecasted cash flows. An impairment charge is recognized based on the excess of a reporting unit's carrying amount over its fair value.

If we record goodwill upon acquisition of a restaurant(s) from a franchisee and such restaurant(s) is then sold within two years of acquisition, the goodwill associated with the acquired restaurant(s) is written off in its entirety. If the restaurant is refranchised two years or more subsequent to its acquisition, we include goodwill in the carrying amount of the restaurants disposed of based on the relative fair values of the portion of the reporting unit disposed of in the refranchising and the portion of the reporting unit that will be retained. The fair value of the portion of the reporting unit disposed of in a refranchising is determined by reference to the discounted value of the future cash flows expected to be generated by the restaurant and retained by the franchisee, which includes a deduction for the anticipated, future royalties the franchisee will pay us associated with the franchise agreement entered into simultaneously with the refranchising transition. The fair value of the reporting unit retained is based on the price a willing buyer would pay for the reporting unit and includes the value of franchise agreements. Appropriate adjustments are made if a franchise agreement includes terms that are determined to not be at prevailing market rates. As such, the fair value of the reporting unit retained can include expected future cash flows from royalties from those restaurants currently being refranchised, royalties from existing franchise businesses and company restaurant operations. As a result, the percentage of a reporting unit's goodwill that will be written off in a refranchising transaction will be less than the percentage of the reporting unit's Company-owned restaurants that are refranchised in that transaction and goodwill can be allocated to a reporting unit with only franchise restaurants.

We evaluate the remaining useful life of an intangible asset that is not being amortized each reporting period to determine whether events and circumstances continue to support an indefinite useful life. If an intangible asset that is not being amortized is subsequently determined to have a finite useful life, we amortize the intangible asset prospectively over its estimated remaining useful life. Intangible assets that are deemed to have a finite life are amortized on a straight-line basis to their residual value.

We evaluate our indefinite-lived intangible assets for impairment on an annual basis or more often if an event occurs or circumstances change that indicate impairments might exist. We perform our annual test for impairment of our indefinite-lived intangible assets at the beginning of our fourth quarter. We may elect to perform a qualitative assessment to determine whether it is more likely than not that the fair value of an indefinite-lived intangible asset is greater than its carrying value. If a qualitative assessment is not performed, or if as a result of a qualitative assessment it is not more likely than not that the fair value of an indefinite-lived intangible asset exceeds its carrying value, then the asset's fair value is compared to its carrying value. Fair value is an estimate of the price a willing buyer would pay for the intangible asset and is estimated by discounting the expected future after-tax cash flows associated with the intangible asset.

Our finite-lived intangible assets that are not allocated to an individual restaurant are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of the intangible asset may not be recoverable. An intangible asset that is deemed not recoverable on an undiscounted basis is written down to its estimated fair value, which is our estimate of the price a willing buyer would pay for the intangible asset based on discounted expected future after-tax cash flows.

Capitalized Software. We state capitalized software at cost less accumulated amortization within Intangible assets, net on our Consolidated Balance Sheets. We calculate amortization on a straight line basis over the estimated useful life of the software which ranges from 3 to 7 years upon initial capitalization.

Derivative Financial Instruments. We use derivative instruments primarily to hedge interest rate and foreign currency risks, and to reduce our exposure to market-driven charges in certain of the liabilities associated with employee compensation deferrals into our Executive Income Deferral ("EID") Plan. These derivative contracts are entered into with financial institutions. We do not use derivative instruments for trading purposes and we have procedures in place to monitor and control their use.

Form 10-K

We record all derivative instruments on our Consolidated Balance Sheet at fair value. For derivative instruments that are designated and qualify as a cash flow hedge, gain or loss on the derivative instrument is reported as a component of AOCI and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in the results of operations immediately.

As a result of the use of derivative instruments, the Company is exposed to risk that the counterparties will fail to meet their contractual obligations. To mitigate the counterparty credit risk, we only enter into contracts with carefully selected major financial institutions based upon their credit ratings and other factors, and continually assess the creditworthiness of counterparties. At December 31, 2022 and December 31, 2021, all of the counterparties to our derivative instruments had investment grade ratings according to the three major ratings agencies. To date, all counterparties have performed in accordance with their contractual obligations.

Common Stock Share Repurchases. From time-to-time, we repurchase shares of our Common Stock under share repurchase programs authorized by our Board of Directors. Shares repurchased constitute authorized, but unissued shares under the North Carolina laws under which we are incorporated. Additionally, our Common Stock has no par or stated value. Accordingly, we record the full value of share repurchases, or other deductions to Common Stock such as shares cancelled upon employee share-based award exercises, upon the trade date, against Common Stock on our Consolidated Balance Sheet except when to do so would result in a negative balance in such Common Stock account. In such instances, on a period basis, we record the cost of any further share repurchases or other deductions to Common Stock as an addition to Accumulated deficit. Due to the large number of share repurchases of our stock over the past several years, our Common Stock balance is frequently zero at the end of any period. Accordingly, $1,131 million, $1,549 million and $179 million in share repurchases in 2022, 2021 and 2020, respectively, were recorded as an addition to Accumulated deficit. See Note 17 for additional information on our share repurchases.

Pension and Post-retirement Medical Benefits. We measure and recognize the overfunded or underfunded status of our pension and post-retirement plans as an asset or liability in our Consolidated Balance Sheet as of our fiscal year end. The funded status represents the difference between the projected benefit obligations and the fair value of plan assets, which is calculated on a plan-by-plan basis. The projected benefit obligation and related funded status are determined using assumptions as of the end of each year. The projected benefit obligation is the present value of benefits earned to date by plan participants, including the effect of future salary increases, as applicable. The difference between the projected benefit obligations and the fair value of plan assets that has not previously been recognized in our Consolidated Statement of Income is recorded as a component of AOCI.

The net periodic benefit costs associated with the Company's defined benefit pension and post-retirement medical plans are determined using assumptions regarding the projected benefit obligation and, for funded plans, the market-related value of plan assets as of the beginning of each year, or remeasurement period if applicable. We record the service cost component of net periodic benefit costs in G&A. Non-service cost components are recorded in Other pension (income) expense. We have elected to use a market-related value of plan assets to calculate the expected return on assets, net of administrative and investment fees paid from plan assets, in net periodic benefit costs. For each individual plan we amortize into pension expense the net amounts in AOCI, as adjusted for the difference between the fair value and market-related value of plan assets, to the extent that such amounts exceed 10% of the greater of a plan's projected benefit obligation or market-related value of assets, over the remaining service period of active participants in the plan or, for plans with no active participants, over the expected average life expectancy of the inactive participants in the plan. The market-related value of plan assets is the fair value of plan assets as of the beginning of each year adjusted for variances between actual returns and expected returns. We attribute such variances to the market-related value of plan assets evenly over five years.

We record a curtailment when an event occurs that significantly reduces the expected years of future service or eliminates the accrual of defined benefits for the future services of a significant number of employees. We record a curtailment gain when the employees who are entitled to the benefits terminate their employment; we record a curtailment loss when it becomes probable a loss will occur. We recognize settlement gains or losses only when we have determined that the cost of all settlements in a year will exceed the sum of the service and interest costs within an individual plan.

Recent Accounting Pronouncements. In March 2020, the Financial Accounting Standards Board issued guidance related to reference rate reform. This guidance was updated in December 2022. The guidance provides temporary optional expedients and exceptions to the current guidance on contract modifications and hedge accounting to ease the financial reporting burdens

related to the expected market transition from LIBOR and other interbank offered rates to alternative reference rates. The guidance was effective upon issuance and generally can be applied to applicable contract modifications through December 31, 2024. We adopted this guidance during fiscal year 2022. The adoption of the new guidance did not have a material impact to our Consolidated Financial Statements.

Note 3 – Divestitures and Acquisitions

Russia Invasion of Ukraine

In the first quarter of 2022, as a result of the Russian invasion of Ukraine, we suspended all investment and restaurant development in Russia. We also suspended all operations of our 70 company-owned KFC restaurants in Russia and began finalizing an agreement to suspend all Pizza Hut operations in Russia, in partnership with our master franchisee. Further, we pledged to redirect any future net profits attributable to Russia subsequent to the date of invasion to humanitarian efforts.

During the second quarter, we completed the transfer of ownership of the Pizza Hut Russia business to a local operator who has initiated the process of re-branding locations to a non-YUM concept.

In October 2022, we announced that we entered into a sale and purchase agreement to transfer ownership of our KFC Russia restaurants, operating system and master franchise rights, including the network of KFC Russia franchised restaurants, to Smart Service Ltd., a business operated by one of our existing KFC franchisees in Russia. Under the agreement, the buyer will be responsible for re-branding locations to a non-YUM concept and retaining the Company's employees in Russia. Completion of the transaction is subject to regulatory and governmental approvals, as well as other conditions agreed to by the parties. Following the completion of the transaction, we will have ceased our corporate presence in Russia. Total KFC Russia assets held for sale of $185 million and total KFC Russia liabilities held for sale of $65 million are included in Prepaid expenses and other current assets and Accounts payable and other current liabilities, respectively, in our Consolidated Balance Sheet at December 31, 2022. At December 31, 2022, we determined the carrying value of the KFC Russia asset group was recoverable based on expected sale proceeds.

Our GAAP operating results presented herein reflect revenues from and expenses to support the Russian operations for Pizza Hut, prior to the date of transfer, and KFC, for the entirety of the year ended December 31, 2022, within their historical financial statement line items and operating segments. However, given our decision to exit Russia and our pledge to direct any future net profits attributable to Russia subsequent to the date of invasion to humanitarian efforts, we reclassed such resulting net profits from the Division segment results in which they were earned to Unallocated Other income.

Dragontail Systems Acquisition

On September 7, 2021, we completed the acquisition of Dragontail Systems Limited ("Dragontail"). The Dragontail acquisition advances our digital capabilities and its AI-based integrated kitchen order management and delivery technologies are intended to strengthen store operations, enhance the customer experience and make it easier for team members to run a restaurant. Total cash consideration paid in connection with the acquisition was $66 million, net of cash acquired of $3 million. This net consideration was classified within Other, net cash flows from investing activities within our Consolidated Statements of Cash Flows.

The acquisition was accounted for as a business combination using the acquisition method of accounting. The primary assets recorded as a result of the preliminary purchase price allocation were goodwill of $57 million and amortizable intangible assets of $11 million. The amortizable intangible assets, which consist of software, have an estimated weighted average useful life of 7 years. The goodwill recorded resulted from synergies expected to be achieved through leveraging our scale and resources to enhance these technologies and deploy them globally to our brands and franchisees over time. Goodwill recognized from the Dragontail acquisition is non-deductible for tax purposes and has been allocated to our reporting units within the Pizza Hut Division operating segment that are expected to most benefit from the Dragontail acquisition.

The financial results of Dragontail have been included in our Consolidated Financial Statements since the date of the acquisition but did not significantly impact our results for the years ended December 31, 2022 and 2021. The pro forma impact on our results of operations if the acquisition had been completed as of the beginning of 2020 would not have been significant. The direct transaction costs associated with the acquisition were also not material and were expensed as incurred.

Form 10-K

Habit Burger Grill Acquisition

On March 18, 2020, we completed the acquisition of all of the issued and outstanding common shares of The Habit Restaurants, Inc. As of the date of acquisition, The Habit Restaurants, Inc. operated 245 company-owned and 31 franchised Habit Burger Grill restaurants across the U.S. and in China, offering a flavor-forward variety of made-to-order items chargrilled over an open flame. We expect Habit Burger Grill to benefit from the global scale and resources of YUM and that the acquisition will accelerate and diversify YUM's growth.

Total cash consideration paid in connection with the acquisition was $408 million, net of acquired cash of $20 million. The acquisition was accounted for as a business combination using the acquisition method of accounting. Goodwill of $204 million was recorded as a result of the acquisition. See Note 5 for discussion of a subsequent Habit Burger Grill goodwill impairment. The pro forma impact on our results of operations if the acquisition had been completed as of the beginning of 2019 would not have been significant.

Note 4 – Earnings Per Common Share ("EPS")

	2022	2021	2020
Net Income	$ 1,325	$ 1,575	$ 904
Weighted-average common shares outstanding (for basic calculation)	286	297	302
Effect of dilutive share-based employee compensation	4	5	5
Weighted-average common and dilutive potential common shares outstanding (for diluted calculation)	290	302	307
Basic EPS	$ 4.63	$ 5.30	$ 2.99
Diluted EPS	$ 4.57	$ 5.21	$ 2.94
Unexercised employee stock options and stock appreciation rights (in millions) excluded from the diluted EPS computation[a]	1.9	1.1	4.8

(a) *These unexercised employee stock options and stock appreciation rights were not included in the computation of diluted EPS because to do so would have been antidilutive for the periods presented.*

Note 5 – Items Affecting Comparability of Net Income and Cash Flows

Refranchising (Gain) Loss

The Refranchising (gain) loss by our Divisional reportable segments is presented below. Given the size and volatility of refranchising initiatives, our chief operating decision maker ("CODM") does not consider the impact of Refranchising (gain) loss when assessing Divisional segment performance. As such, we do not allocate such gains and losses to our Divisional segments for performance reporting purposes.

During the years ended December 31, 2022, 2021 and 2020, we refranchised 22, 83 and 97 restaurants, respectively. Additionally, during the years ended December 31, 2022, 2021 and 2020, we sold certain restaurant assets associated with existing franchise restaurants to the franchisee. We received $73 million, $85 million and $19 million in pre-tax cash refranchising proceeds in 2022, 2021 and 2020, respectively, as a result of the sales of these restaurants and restaurant assets. In 2020, we also received as refranchising proceeds minority interests in Devyani International Limited ("Devyani"), as discussed further below. At the time of the refranchisings, these minority interests had fair values estimated to be $31 million.

A summary of Refranchising (gain) loss is as follows:

	Refranchising (gain) loss		
	2022	2021	2020
KFC Division	$ (3)	$ (1)	$ (33)
Taco Bell Division	(13)	(29)	(2)
Pizza Hut Division	(1)	1	1
Habit Burger Grill Division	(10)	(6)	–
Worldwide	$ (27)	$ (35)	$ (34)

Resource Optimization

During the year ended December 31, 2022, we recorded charges of $10 million to General and administrative expenses and $1 million to Other (income) expense related to a resource optimization program initiated in the third quarter of 2020. During the year ended December 31, 2021, we recorded charges of $7 million to General and administrative expenses and $2 million to Other (income) expense and we recorded a credit of $1 million to Other pension (income) expense related to this resource optimization program. During the year ended December 31, 2020, we recorded charges of $36 million to General and administrative expenses and $2 million to Other pension (income) expense related to this resource optimization program.

This program is part of our efforts to optimize our resources, reallocating them toward critical areas of the business that will drive future growth. These critical areas include accelerating our digital, technology and innovation capabilities to deliver a modern, world-class team member and customer experience and improve unit economics. The charges incurred as a result of this program have primarily resulted from severance associated with positions that have been eliminated or relocated and, in 2020, a voluntary retirement program offered to our U.S. based employees. Due to their scope and size, these costs were not allocated to any of our segment operating results for performance reporting purposes.

Investment in Devyani

In 2020, we received an approximate 5% minority interest in Devyani, an entity that owns our KFC India and Pizza Hut India master franchisee rights. The minority interest was received in lieu of cash proceeds upon the refranchising of approximately 60 KFC restaurants in India. At the time of the refranchisings, the fair value of this minority interest was estimated to be approximately $31 million. On August 16, 2021, Devyani executed an initial public offering and subsequently the fair value of this investment became readily determinable. As a result, concurrent with the initial public offering we began recording changes in fair value in Investment (income) expense, net in our Consolidated Statements of Income and recognized pre-tax investment income of $11 million and $87 million, in the years ended December 31, 2022 and 2021, respectively (see Note 14).

Long-term Debt Redemptions

On February 23, 2022, the Company issued a notice of redemption for April 1, 2022, for $600 million aggregate principal amount of 7.75% YUM Senior Unsecured Notes due in 2025. The redemption amount was equal to 103.875% of the $600 million aggregate principal amount redeemed, reflecting a $23 million call premium, plus accrued and unpaid interest to the date of redemption. We recognized the call premium and the write-off of $5 million of unamortized debt issuance costs associated with the notes within Interest expense, net.

On April 23, 2021, certain subsidiaries of the Company issued a notice of redemption for June 1, 2021, for $1,050 million aggregate principal amount of 5.25% Subsidiary Senior Unsecured Notes due in 2026. The redemption amount was equal to 102.625% of the $1,050 million aggregate principal amount redeemed, reflecting a $28 million call premium. We recognized the call premium and the write-off of $6 million of unamortized debt issuance costs associated with the notes within Interest expense, net.

On September 9, 2020, certain subsidiaries of the Company issued a notice of redemption for $1,050 million aggregate principal amount of 5.00% Subsidiary Senior Unsecured Notes due in 2024. The redemption amount included a $26 million call premium plus accrued and unpaid interest to the date of redemption of October 9, 2020. We recorded the call premium, $6 million of unamortized debt issuance costs associated with the notes and $2 million of accrued and unpaid interest associated with the period of time from prepayment of the notes with the trustee on September 25, 2020, to their redemption date within Interest expense, net.

See Note 11 for further discussion of the YUM and Subsidiary Senior Unsecured Notes.

Income Tax Matters

On July 22, 2020, the United Kingdom ("UK") Finance Act 2020 was enacted resulting in an increase in the UK corporate tax rate from 17% to 19%. As a result, in the year ended December 31, 2020, we remeasured the related deferred tax assets originally recorded as part of a 2019 intercompany restructuring of certain intellectual property ("IP") rights into the UK. Those deferred tax assets originally arose as a result of a step-up in amortizable tax basis of those IP rights to current fair value under applicable UK law and we recognized a $25 million deferred tax benefit upon remeasurement.

On June 10, 2021, the UK Finance Act 2021 was enacted resulting in an increase in the UK corporate income tax rate from 19% to 25%. As a result, in the year ended December 31, 2021, we remeasured the related deferred tax assets originally recorded as described above and recognized an additional $64 million deferred tax benefit.

In July 2021, we concentrated management responsibility for European (excluding the UK) KFC franchise development, support operations and management oversight in Switzerland (the "KFC Europe Reorganization"). Concurrent with this change in management responsibility, we completed intra-entity transfers of certain KFC IP rights from subsidiaries in the UK to subsidiaries in Switzerland. With the transfers of these rights, we received a step-up in amortizable tax basis of those IP rights to current fair value under applicable Swiss tax law. As a result of this transfer, we recorded a net one-time deferred tax benefit of $152 million in the year ended December 31, 2021.

In December 2021, we continued our KFC Europe Reorganization and completed intra-entity transfers of additional European KFC IP rights from subsidiaries in the U.S. to subsidiaries in Switzerland. With the transfers of these additional IP rights, we received a step-up in amortizable tax basis to current fair value of those IP rights under applicable Swiss tax law. As a result of this transfer, we recorded a net one-time deferred tax benefit of $35 million in the year ended December 31, 2021.

The above referenced matters contributed to effective tax rates of 5.9% and 11.4% for the years ended December 31, 2021 and 2020, respectively. See Note 18.

Unlocking Opportunity Initiative

On June 24, 2020, the Yum! Brands, Inc. Board of Directors approved the establishment of the Company's new global "Unlocking Opportunity Initiative" including a $100 million investment over the following five years to fight inequality by unlocking opportunities for employees, restaurant team members and communities. The Company contributed $50 million in the second quarter of 2020 to Yum! Brands Foundation, Inc. (a stand-alone, not-for-profit organization that is not consolidated in the Company's results) as part of these efforts and investment. As a result of the size and specific nature of this contribution the associated General and administrative expense was not allocated to any of our segment operating results for performance reporting purposes.

Habit Burger Grill Impairment

During the first quarter of 2020, the operations of substantially all Habit Burger Grill restaurants were impacted by COVID-19. As a result, we performed an interim impairment test of the Habit Burger Grill reporting unit goodwill as of March 31, 2020. This test of impairment included comparing the estimated fair value of the Habit Burger Grill reporting unit to its carrying value, including goodwill, as originally determined through our preliminary purchase price allocation. The fair value estimate of the Habit Burger Grill reporting unit was based on the estimated price a willing buyer would pay for the reporting unit and was determined using an income approach through a discounted cash flow analysis using unobservable inputs (Level 3). The most impactful of these inputs included future average unit volumes of Habit Burger Grill restaurants as well as restaurant unit counts. The fair value was determined based upon a probability-weighted average of three scenarios, which included assumed recovery of Habit Burger Grill average unit volumes to a pre–COVID-19 level over periods ranging from the beginning of 2021 to the end of 2022. Factors impacting restaurant unit counts were near-term unit closures as the result of COVID-19 as well as the pace of expected new unit development. Unit counts assumed were correlated with the expected recoveries in average unit volumes. Based upon this fair value estimate, we determined that the carrying value of our Habit Burger Grill reporting unit exceeded its fair value. As a result, during 2020 we recorded a goodwill impairment charge of $144 million to Other (income) expense and a corresponding income tax benefit of $33 million. As a result of its size and nature, this impairment charge was not allocated to any of our segment operating results for performance reporting purposes and was recorded to Unallocated Other expense.

COVID-19 Relief

During the year ended December 31, 2020, we recorded a charge of $25 million related to a contribution made to Yum! Brands Foundation, Inc. expected to fund past and anticipated payments for COVID-19 relief provided to restaurant-level employees within the YUM system diagnosed with COVID-19 or acting as the primary caregiver for someone diagnosed with COVID-19. As a result of the size and specific nature of this contribution the associated General and administrative expense was not allocated to any of our segment operating results for performance reporting purposes.

Investment in Grubhub, Inc. ("Grubhub")

In April of 2018 we purchased 2.8 million shares of Grubhub common stock for $200 million. In the quarter ended September 30, 2020, we sold our entire investment in Grubhub and received proceeds of $206 million. While we held our investment in Grubhub common stock we recognized changes in the fair value in our investment in our Consolidated Statements of Income. For the year ended December 31, 2020, we recognized pre-tax investment income of $69 million.

Note 6 – Revenue Recognition

Disaggregation of Total Revenues

The following tables disaggregate revenue by Concept, for our two most significant markets based on Operating Profit and for all other markets. We believe this disaggregation best reflects the extent to which the nature, amount, timing and uncertainty of our revenues and cash flows are impacted by economic factors.

	2022				
	KFC Division	Taco Bell Division	Pizza Hut Division	Habit Burger Grill Division	Total
U.S.					
Company sales	$ 67	$ 1,002	$ 21	$ 558	$ 1,648
Franchise revenues	202	745	280	6	1,233
Property revenues	14	44	5	1	64
Franchise contributions for advertising and other services	29	591	312	2	934
China					
Franchise revenues	219	–	57	–	276
Other					
Company sales	424	–	–	–	424
Franchise revenues	1,152	48	263	–	1,463
Property revenues	58	–	2	–	60
Franchise contributions for advertising and other services	669	7	64	–	740
	$ 2,834	$ 2,437	$ 1,004	$ 567	$ 6,842

	2021				
	KFC Division	Taco Bell Division	Pizza Hut Division	Habit Burger Grill Division	Total
U.S.					
Company sales	$ 65	$ 944	$ 21	$ 520	$ 1,550
Franchise revenues	198	661	279	4	1,142
Property revenues	14	44	5	–	63
Franchise contributions for advertising and other services	28	545	317	1	891
China					
Franchise revenues	235	–	62	–	297
Other					
Company sales	531	–	25	–	556
Franchise revenues	1,049	37	249	–	1,335
Property revenues	61	–	2	–	63
Franchise contributions for advertising and other services	612	7	68	–	687
	$ 2,793	$ 2,238	$ 1,028	$ 525	$ 6,584

	KFC Division	Taco Bell Division	Pizza Hut Division	Habit Burger Grill Division	Total
			2020		
U.S.					
Company sales	$ 60	$ 882	$ 21	$ 346	$ 1,309
Franchise revenues	184	593	272	1	1,050
Property revenues	16	44	5	–	65
Franchise contributions for advertising and other services	18	483	317	–	818
China					
Franchise revenues	204	–	51	–	255
Other					
Company sales	446	–	55	–	501
Franchise revenues	833	25	222	–	1,080
Property revenues	58	–	2	–	60
Franchise contributions for advertising and other services	453	4	57	–	514
	$ 2,272	$ 2,031	$ 1,002	$ 347	$ 5,652

Contract Liabilities

Our contract liabilities are comprised of unamortized upfront fees received from franchisees and are presented within Accounts payable and other current liabilities and Other liabilities and deferred credits on our Consolidated Balance Sheet. A summary of significant changes to the contract liability balance during 2022 and 2021 is presented below.

	Deferred Franchise Fees
Balance at December 31, 2020	$ 415
Revenue recognized that was included in unamortized upfront fees received from franchisees at the beginning of the period	(74)
Increase for upfront fees associated with contracts that became effective during the period, net of amounts recognized as revenue during the period	87
Other[a]	(7)
Balance at December 31, 2021	$ 421
Revenue recognized that was included in unamortized upfront fees received from franchisees at the beginning of the period	(79)
Increase for upfront fees associated with contracts that became effective during the period, net of amounts recognized as revenue during the period	112
Deferred franchise fees related to KFC Russia reclassified to liabilities held for sale (see Note 3)	(15)
Other[a]	(5)
Balance at December 31, 2022	$ 434

(a) *Includes impact of foreign currency translation, as well as, in 2021, the recognition of deferred franchise fees into Refranchising (gain) loss upon the modification of existing franchise agreements when entering into master franchise agreements.*

We expect to recognize contract liabilities as revenue over the remaining term of the associated franchise agreement as follows:

Less than 1 year	$ 71
1 - 2 years	66
2 - 3 years	58
3 - 4 years	52
4 - 5 years	45
Thereafter	142
Total	$ 434

We have applied the optional exemption, as provided for under Topic 606, which allows us to not disclose the transaction price allocated to unsatisfied performance obligations when the transaction price is a sales-based royalty.

Note 7 – Supplemental Cash Flow Data

	2022	2021	2020
Cash Paid For:			
Interest[a]	$ 507	$ 474	$ 480
Income taxes	371	308	328
Significant Non-Cash Investing and Financing Activities:			
Non-cash refranchising proceeds[b]	–	–	31
Reconciliation of Cash and cash equivalents to Consolidated Statements of Cash Flows:			
Cash and cash equivalents as presented in Consolidated Balance Sheets	$ 367	$ 486	$ 730
Restricted cash included in Prepaid expenses and other current assets[c]	220	250	258
Restricted cash and restricted cash equivalents included in Other assets[d]	35	35	36
Cash and restricted cash related to KFC Russia included in assets held for sale (see Note 3)	25	–	–
Cash, Cash Equivalents and Restricted Cash as presented in Consolidated Statements of Cash Flows	$ 647	$ 771	$ 1,024

(a) Amounts exclude payments of $23 million in 2022 and $28 million in both 2021 and 2020 classified as Interest expense in our Consolidated Statements of Income which are included in Repayments of long-term debt within financing activities in our Consolidated Statements of Cash Flows (see Note 11).

(b) In 2020 we received as refranchising consideration a minority interest in an entity (Devyani) that owns our KFC India and Pizza Hut India master franchisee rights (see Note 5).

(c) Restricted cash within Prepaid expenses and other current assets reflects the cash related to advertising cooperatives which we consolidate that can only be used to settle obligations of the respective cooperatives and cash held in reserve for Taco Bell Securitization interest payments (see Note 11).

(d) Primarily trust accounts related to our self-insurance program.

Note 8 – Other (Income) Expense

	2022	2021	2020
Foreign exchange net (gain) loss	$ (9)	$ 8	$ 6
Impairment and closure expense[a]	8	16	172
Other	8	(22)	(24)
Other (income) expense	$ 7	$ 2	$ 154

(a) The year ended December 31, 2020, includes a charge of $144 million related to the impairment of Habit Burger Grill goodwill (see Note 5).

Note 9 – Supplemental Balance Sheet Information

Prepaid Expenses and Other Current Assets	2022	2021
Income tax receivable	$ 32	$ 50
Restricted cash	220	250
Assets held for sale[a]	190	12
Other prepaid expenses and current assets	152	138
Prepaid expenses and other current assets	$ 594	$ 450

Form 10-K

Property, Plant and Equipment	2022	2021
Land	$ 376	$ 412
Buildings and improvements	1,364	1,403
Finance leases, primarily buildings	63	67
Machinery, equipment and other	651	595
Property, plant and equipment, gross	2,454	2,477
Accumulated depreciation and amortization	(1,283)	(1,270)
Property, plant and equipment, net	$ 1,171	$ 1,207

Depreciation and amortization expense related to PP&E was $128 million, $134 million and $132 million in 2022, 2021 and 2020, respectively.

Other Assets	2022	2021
Operating lease right-of-use assets	$ 742	$ 809
Franchise incentives	172	164
Investment in Devyani International Limited	116	118
Other	294	396
Other assets	$ 1,324	$ 1,487

Accounts Payable and Other Current Liabilities	2022	2021
Accounts payable	$ 243	$ 227
Accrued compensation and benefits	246	292
Accrued advertising	175	229
Operating lease liabilities	79	88
Accrued interest	83	78
Liabilities held for sale[(a)]	65	–
Other current liabilities	360	420
Accounts payable and other current liabilities	$ 1,251	$ 1,334

(a) Assets and liabilities held for sale reflect the carrying value of restaurants we have offered for sale to franchisees, excess properties that we do not intend to use for restaurant operations in the future and, at December 31, 2022, the assets and liabilities of KFC Russia (see Note 3). KFC Russia assets held for sale accounted for $185 million, including property, plant and equipment of $59 million, of the $190 million, while KFC Russia liabilities held for sale accounted for all of the $65 million as of December 31, 2022.

Note 10 – Goodwill and Intangible Assets

The changes in the carrying amount of goodwill are as follows:

	KFC	Taco Bell	Pizza Hut	Habit Burger Grill	Worldwide
Goodwill, net as of December 31, 2020[(a)]	$ 235	$ 98	$ 202	$ 62	$ 597
Acquisitions	–	–	–	10	10
Disposals and other, net[(b)]	(3)	–	(2)	(2)	(7)
Dragontail Systems acquisition (See Note 3)	–	–	57	–	57
Goodwill, net as of December 31, 2021[(a)]	$ 232	$ 98	$ 257	$ 70	$ 657
Disposals and other, net[(b)]	(7)	–	(8)	(4)	(19)
Goodwill, net as of December 31, 2022[(a)]	$ 225	$ 98	$ 249	$ 66	$ 638

(a) Goodwill, net includes $144 million of accumulated impairment losses related to our Habit Burger Grill segment and $17 million of accumulated impairment losses related to our Pizza Hut segment for each year presented.

(b) Disposals and other, net includes the impact of foreign currency translation on existing balances and goodwill write-offs associated with refranchising.

Form 10-K

Intangible assets, net for the years ended 2022 and 2021 are as follows:

	2022		2021	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Finite-lived intangible assets				
Capitalized software costs	$ 469	$ (263)	$ 409	$ (214)
Reacquired franchise rights	35	(29)	41	(33)
Franchise contract rights	91	(84)	100	(88)
Other	24	(16)	53	(36)
	$ 619	$ (392)	$ 603	$ (371)
Indefinite-lived intangible assets				
KFC trademark	$ 31		$ 31	
Habit Burger Grill brand asset	96		96	
	$ 127		$ 127	

Amortization expense for all finite-lived intangible assets was $68 million in 2022, $76 million in 2021 and $63 million in 2020. Amortization expense for finite-lived intangible assets is expected to approximate $83 million in 2023, $63 million in 2024, $48 million in 2025, $18 million in 2026 and $8 million in 2027.

At December 31, 2022, KFC Russia finite-lived intangible assets of $23 million have been classified as held for sale and are included in Prepaid expenses and other current assets in our Consolidated Balance Sheet (see Note 3) and thus are not included in the table above.

Note 11 – Short-term Borrowings and Long-term Debt

	2022	2021
Short-term Borrowings		
Current maturities of long-term debt	$ 405	$ 75
Less current portion of debt issuance costs and discounts	(7)	(7)
Short-term borrowings	$ 398	$ 68
Long-term Debt		
Securitization Notes	$ 3,772	$ 3,811
Subsidiary Senior Unsecured Notes	750	750
Revolving Facility	279	—
Term Loan A Facility	736	750
Term Loan B Facility	1,474	1,489
YUM Senior Unsecured Notes	4,875	4,475
Finance lease obligations (See Note 12)	57	64
	$ 11,943	$ 11,339
Less long-term portion of debt issuance costs and discounts	(85)	(86)
Less current maturities of long-term debt	(405)	(75)
Long-term debt	$ 11,453	$ 11,178

Securitization Notes

Taco Bell Funding, LLC (the "Issuer"), a special purpose limited liability company and a direct, wholly-owned subsidiary of Taco Bell Corp. ("TBC") through a series of securitization transactions has issued fixed rate senior secured notes collectively referred to as the "Securitization Notes". The following table summarizes Securitization Notes outstanding at December 31, 2022:

Issuance Date	Anticipated Repayment Date[a]	Outstanding Principal (in millions)	Interest Rate	
			Stated	Effective[b]
May 2016	May 2026	$ 945	4.970%	5.14%
November 2018	November 2028	$ 600	4.940%	5.06%
August 2021	February 2027	$ 891	1.946%	2.11%
August 2021	February 2029	$ 594	2.294%	2.42%
August 2021	August 2031	$ 742	2.542%	2.64%

(a) *The legal final maturity dates of the Securitization Notes issued in 2016, 2018 and 2021 are May 2046, November 2048 and August 2051, respectively. If the Issuer has not repaid or refinanced a series of Securitization Notes prior to its respective Anticipated Repayment Dates, rapid amortization of principal on all Securitization Notes will occur and additional interest will accrue on the Securitization Notes.*

(b) *Includes the effects of the amortization of any discount and debt issuance costs.*

The Securitization Notes were issued in transactions pursuant to which certain of TBC's domestic assets, consisting principally of franchise-related agreements and domestic intellectual property, were contributed to the Issuer and the Issuer's special purpose, wholly-owned subsidiaries (the "Guarantors", and collectively with the Issuer, the "Securitization Entities") to secure the Securitization Notes. The Securitization Notes are secured by substantially all of the assets of the Securitization Entities, and include a lien on all existing and future U.S. Taco Bell franchise and license agreements and the royalties payable thereunder, existing and future U.S. Taco Bell intellectual property, certain transaction accounts and a pledge of the equity interests in asset owning Securitization Entities. The remaining U.S. Taco Bell assets that were excluded from the transfers to the Securitization Entities continue to be held by Taco Bell of America, LLC ("TBA") and TBC. The Securitization Notes are not guaranteed by the remaining U.S. Taco Bell assets, the Company, or any other subsidiary of the Company.

Payments of interest and principal on the Securitization Notes are made from the continuing fees paid pursuant to the franchise and license agreements with all U.S. Taco Bell restaurants, including both company and franchise operated restaurants. Interest on and principal payments of the Securitization Notes are due on a quarterly basis. In general, no amortization of principal of the Securitization Notes is required prior to their anticipated repayment dates unless as of any quarterly measurement date the consolidated leverage ratio (the ratio of total debt to Net Cash Flow (as defined in the related indenture)) for the preceding four fiscal quarters of either the Company and its subsidiaries or the Issuer and its subsidiaries exceeds 5.0:1, in which case amortization payments of 1% per year of the outstanding principal as of the closing of the Securitization Notes are required. As of the most recent quarterly measurement date the consolidated leverage ratio for the Issuer and its subsidiaries exceeded 5.0:1 and, as a result, amortization payments are required.

The Securitization Notes are subject to a series of covenants and restrictions customary for transactions of this type, including (i) that the Issuer maintains specified reserve accounts to be available to make required interest payments in respect of the Securitization Notes, (ii) provisions relating to optional and mandatory prepayments and the related payment of specified amounts, including specified make-whole payments in the case of the Securitization Notes under certain circumstances, (iii) certain indemnification payments relating to taxes, enforcement costs and other customary items and (iv) covenants relating to recordkeeping, access to information and similar matters. The Securitization Notes are also subject to rapid amortization events provided for in the indenture, including events tied to failure to maintain a stated debt service coverage ratio (as defined in the related indenture) of at least 1.1:1, gross domestic sales for U.S. Taco Bell restaurants being below certain levels on certain measurement dates, a manager termination event, an event of default and the failure to repay or refinance the Securitization Notes on the Anticipated Repayment Date (subject to limited cure rights). The Securitization Notes are also subject to certain customary events of default, including events relating to non-payment of required interest or principal due on the Securitization Notes, failure to comply with covenants within certain time frames, certain bankruptcy events, breaches of specified representations and warranties, failure of security interests to be effective, certain judgments and failure of the Securitization Entities to maintain a stated debt service coverage ratio. As of December 31, 2022, we were in compliance with all of our debt covenant requirements and were not subject to any rapid amortization events.

Form 10-K

In accordance with the indenture, certain cash accounts have been established with the indenture trustee for the benefit of the note holders, and are restricted in their use. The indenture requires a certain amount of securitization cash flow collections to be allocated on a weekly basis and maintained in a cash reserve account. As of December 31, 2022, the Company had restricted cash of $85 million primarily related to required interest reserves included in Prepaid expenses and other current assets on the Consolidated Balance Sheets. Once the required obligations are satisfied, there are no further restrictions, including payment of dividends, on the cash flows of the Securitization Entities.

Additional cash reserves are required if any of the rapid amortization events occur, as noted above, or in the event that as of any quarterly measurement date the Securitization Entities fail to maintain a debt service coverage ratio (or the ratio of Net Cash Flow to all debt service payments for the preceding four fiscal quarters) of at least 1.75:1. The amount of weekly securitization cash flow collections that exceed the required weekly allocations is generally remitted to the Company. During the most recent quarter ended December 31, 2022, the Securitization Entities maintained a debt service coverage ratio significantly in excess of the 1.75:1 requirement.

Term Loan Facilities, Revolving Facility and Subsidiary Senior Unsecured Notes

KFC Holding Co., Pizza Hut Holdings, LLC, and TBA, each of which is a wholly-owned subsidiary of the Company, as co-borrowers (the "Borrowers") have entered into a credit agreement providing for senior secured credit facilities and a $1.25 billion revolving facility maturing March 15, 2026 (the "Revolving Facility"). The senior secured credit facilities, which include a Term Loan A Facility and a Term Loan B Facility, and the Revolving Facility are collectively referred to as the "Credit Agreement". Additionally, the Borrowers through a series of transactions have issued Subsidiary Senior Unsecured Notes (collectively referred to as the "Subsidiary Senior Unsecured Notes").

The following table summarizes borrowings outstanding under the Credit Agreement, excluding the Revolving Facility, as well as our Subsidiary Senior Unsecured Notes as of December 31, 2022. There were $279 million in outstanding borrowings under the Revolving Facility and $2 million of letters of credit outstanding as of December 31, 2022.

	Issuance Date	Maturity Date	Outstanding Principal (in millions)	Interest Rate Stated	Interest Rate Effective[b]
Term Loan A Facility	March 2021	March 2026	$ 736	(a)	5.46%
Term Loan B Facility	March 2021	March 2028	$ 1,474	(a)	4.99%
Subsidiary Senior Unsecured Notes	June 2017	June 2027	$ 750	4.75%	4.90%

(a) The interest rates applicable to the Term Loan A Facility as well as the Revolving Facility range from 0.75% to 1.50% plus LIBOR or from 0.00% to 0.50% plus the Base Rate (as defined in the Credit Agreement), at the Borrowers' election, based upon the total leverage ratio (as defined in the Credit Agreement). As of December 31, 2022, the interest rate spreads on the LIBOR and Base Rate applicable to our Term Loan A Facility were 1.00% and 0.00%, respectively.

The interest rates applicable to the Term Loan B Facility are 1.75% plus LIBOR or 0.75% plus the Base Rate, at the Borrowers' election.

(b) Includes the effects of the amortization of any discount and debt issuance costs as well as the impact of the interest rate swaps on the Term Loan A and Term Loan B Facilities (see Note 13). The effective rates related to our Term Loan A and B Facilities are based on LIBOR-based interest rates at December 31, 2022.

The Term Loan A Facility is subject to quarterly amortization payments in an amount equal to 0.625% of the principal amount of the facility as of the issuance date of $750 million. These quarterly amortization payments increase to 1.25% of this principal amount beginning with the second quarter of 2024 with the balance payable at maturity on March 15, 2026.

The Term Loan B Facility is subject to quarterly amortization payments in an amount equal to 0.25% of the principal amount of the facility as of the issuance date of $1.5 billion, with the balance payable at maturity on March 15, 2028.

The Credit Agreement is unconditionally guaranteed by the Company and certain of the Borrowers' principal domestic subsidiaries and excludes Taco Bell Funding LLC and its special purpose, wholly-owned subsidiaries (see above). The Credit Agreement is also secured by first priority liens on substantially all assets of the Borrowers and each subsidiary guarantor, excluding the stock of certain subsidiaries and certain real property, and subject to other customary exceptions.

The Credit Agreement is subject to certain mandatory prepayments, including an amount equal to 50% of excess cash flow (as defined in the Credit Agreement) on an annual basis and the proceeds of certain asset sales, casualty events and issuances of indebtedness, subject to customary exceptions and reinvestment rights.

The Credit Agreement includes two financial maintenance covenants which require the Borrowers to maintain a total leverage ratio (defined as the ratio of Consolidated Total Debt to Consolidated EBITDA (as these terms are defined in the Credit Agreement)) of 5.0:1 or less and a fixed charge coverage ratio (defined as the ratio of EBITDA minus capital expenditures to fixed charges (inclusive of rental expense and scheduled amortization)) of at least 1.5:1, each as of the last day of each fiscal quarter. The Credit Agreement includes other affirmative and negative covenants and events of default that are customary for facilities of this type. The Credit Agreement contains, among other things, limitations on certain additional indebtedness and liens, and certain other transactions specified in the agreement. We were in compliance with all debt covenants as of December 31, 2022.

The Subsidiary Senior Unsecured Notes are guaranteed on a senior unsecured basis by (i) the Company, (ii) the Specified Guarantors (as defined in the Credit Agreement) and (iii) by each of the Borrower's and the Specified Guarantors' domestic subsidiaries that guarantees the Borrower's obligations under the Credit Agreement, except for any of the Company's foreign subsidiaries. The indenture governing the Subsidiary Senior Unsecured Notes contains covenants and events of default that are customary for debt securities of this type. We were in compliance with all debt covenants as of December 31, 2022.

YUM Senior Unsecured Notes

The majority of our remaining long-term debt primarily comprises YUM Senior Unsecured Notes. The following table summarizes all YUM Senior Unsecured Notes issued that remain outstanding at December 31, 2022:

Issuance Date	Maturity Date	Principal Amount (in millions)	Interest Rate	
			Stated	Effective[a]
October 2007	November 2037	$ 325	6.88%	7.45%
October 2013	November 2023	$ 325	3.88%	4.01%
October 2013	November 2043	$ 275	5.35%	5.42%
September 2019	January 2030	$ 800	4.75%	4.90%
September 2020	March 2031	$ 1,050	3.63%	3.77%
April 2021	January 2032	$ 1,100	4.63%	4.77%
April 2022	April 2032	$ 1,000	5.38%	5.53%

(a) *Includes the effects of the amortization of any (1) premium or discount; (2) debt issuance costs; and (3) gain or loss upon settlement of related treasury locks and forward starting interest rate swaps utilized to hedge the interest rate risk prior to debt issuance.*

On February 23, 2022, Yum! Brands, Inc. issued a notice of redemption for $600 million aggregate principal amount of 7.75% YUM Senior Unsecured Notes due April 1, 2025 (the "2025 Notes"). The 2025 Notes were redeemed on April 1, 2022, at an amount equal to 103.875% of the aggregate principal amount of the 2025 Notes, reflecting a $23 million call premium, plus accrued and unpaid interest to the date of redemption. We recognized the call premium and the write-off of $5 million of unamortized debt issuance costs associated with the 2025 Notes within Interest expense, net in the quarter ended June 30, 2022.

Also on April 1, 2022, Yum! Brands, Inc. issued $1 billion aggregate principal amount of 5.375% YUM Senior Unsecured Notes due April 1, 2032 (the "April 2032 Notes"). Interest on the April 2032 Notes is payable semi-annually in arrears on April 1 and October 1 of each year, beginning on October 1, 2022. The indenture governing the April 2032 Notes contains covenants and events of default that are customary for debt securities of this type, including cross-default provisions whereby the acceleration of the maturity of any of our indebtedness in a principal amount of $100 million or more or the failure to pay the principal of such indebtedness at its stated maturity will constitute an event of default under the April 2032 Notes unless such indebtedness is discharged, or the acceleration of the maturity of that indebtedness is annulled, within 30 days after notice. The Company paid debt issuance costs of $12 million in connection with the April 2032 Notes. The debt issuance costs will be amortized to Interest expense, net over the life of the April 2032 Notes using the effective interest method. We used the net proceeds from the April 2032 Notes to fund the redemption of the 2025 Notes discussed above and for general corporate purposes.

The YUM Senior Unsecured Notes represent senior, unsecured obligations and rank equally in right of payment with all of our existing and future unsecured unsubordinated indebtedness. Our YUM Senior Unsecured Notes contain covenants and events of default that are customary for debt securities of this type, including cross-default provisions whereby the acceleration of the maturity of any of our indebtedness in a principal amount in excess of $50 million ($100 million or more in the case of the YUM Senior Unsecured Notes issued in 2019 and subsequent years) will constitute a default under the YUM Senior Unsecured Notes unless such indebtedness is discharged, or the acceleration of the maturity of that indebtedness is annulled, within 30 days after notice.

The annual maturities of all Short-term borrowings and Long-term debt as of December 31, 2022, excluding finance lease obligations of $57 million and debt issuance costs and discounts of $92 million are as follows:

Year ended:	
2023	$ 398
2024	87
2025	92
2026	1,885
2027	1,640
Thereafter	7,784
Total	$ 11,886

Interest expense on Short-term borrowings and Long-term debt was $558 million, $551 million and $558 million in 2022, 2021 and 2020, respectively.

Note 12 – Lease Accounting

Components of Lease Cost

	2022	2021	2020
Operating lease cost	$ 133	$ 145	$ 137
Finance lease cost			
Amortization of right-of-use assets	7	5	5
Interest on lease liabilities	3	4	3
Total finance lease cost	$ 10	$ 9	$ 8
Sublease income	$ (55)	$ (59)	$ (60)

Supplemental Cash Flow Information

	2022	2021	2020
Cash paid for amounts included in the measurement of lease liabilities			
Operating cash flows from operating leases	$ 137	$ 140	$ 133
Operating cash flows from finance leases	3	4	3
Financing cash flows from finance leases	5	4	5
Right-of-use assets obtained in exchange for lease obligations			
Operating leases[a]	93	119	296
Finance leases	10	5	4
Operating lease liabilities transferred through refranchising	(14)	(25)	(3)
Finance lease and other debt obligations transferred through refranchising	–	(2)	(1)

(a) The year ended December 31, 2020, includes right-of-use assets acquired as part of the acquisition of Habit Burger Grill of $196 million.

Form 10-K

Supplemental Balance Sheet Information

	2022	2021	Consolidated Balance Sheet
Assets			
Operating lease right-of-use assets	$ 742	$ 809	Other assets
Finance lease right-of-use assets	33	37	Property, plant and equipment, net
Total right-of-use assets[a]	$ 775	$ 846	
Liabilities			
Current			
Operating	$ 79	$ 88	Accounts payable and other current liabilities
Finance	8	7	Short-term borrowings
Non-current			
Operating	731	793	Other liabilities and deferred credits
Finance	49	57	Long-term debt
Total lease liabilities[a]	$ 867	$ 945	
Weighted-average Remaining Lease Term (in years)			
Operating leases	10.8	10.9	
Finance leases	11.6	12.1	
Weighted-average Discount Rate			
Operating leases	5.1%	4.9%	
Finance leases	5.8%	5.8%	

(a) *U.S. operating lease right-of-use assets and liabilities totaled $515 million and $575 million, respectively, as of December 31, 2022, and $516 million and $577 million, respectively, as of December 31, 2021. These amounts primarily related to Taco Bell U.S. and the Habit Burger Grill including leases related to Company-operated restaurants, leases related to franchise-operated restaurants we sublease and the Taco Bell and Habit Burger Grill restaurant support center.*

At December 31, 2022, KFC Russia operating and finance lease right-of-use assets of $25 million and $3 million, respectively, have been classified as held for sale and are included in Prepaid expenses and other current assets in our Consolidated Balance Sheet (see Note 3). The associated KFC Russia operating and finance lease liabilities of $25 million and $3 million, respectively, have also been classified as held for sale and are included in Accounts payable and other current liabilities in our Consolidated Balance Sheet. Such amounts are not reflected in the Supplemental Balance Sheet Information above.

Maturity of Lease Payments and Receivables

Future minimum lease payments, including rental payments for lease renewal options we are reasonably certain to exercise, and amounts to be received as lessor or sublessor as of December 31, 2022, were as follows:

	Commitments		Lease Receivables	
	Finance	Operating	Direct Financing	Operating
2023	$ 10	$ 116	$ 3	$ 79
2024	9	119	3	74
2025	7	109	3	71
2026	6	101	3	67
2027	6	92	2	61
Thereafter	32	524	19	479
Total lease payments/receipts	70	1,061	33	$ 831
Less imputed interest/unearned income	(13)	(251)	(13)	
Total lease liabilities/receivables	$ 57	$ 810	$ 20	

As of December 31, 2022, we have executed real estate leases that have not yet commenced with estimated future nominal lease payments of approximately $125 million, which are not included in the tables above. These leases are expected to commence in 2023, 2024 and 2025 with lease terms of up to 20 years.

Note 13 – Derivative Instruments

We use derivative instruments to manage certain of our market risks related to fluctuations in interest rates, deferred compensation liabilities and foreign currency exchange rates. Our use of foreign currency contracts to manage foreign currency exchange rates associated with certain foreign currency denominated intercompany receivables and payables is currently not significant.

Interest Rate Swaps

We have entered into interest rate swaps with the objective of reducing our exposure to interest rate risk for a portion of our variable-rate debt interest payments. On May 14, 2018, we entered into forward-starting interest rate swaps to fix the interest rate on $1.5 billion of combined borrowings under our Term Loan A and Term Loan B Facilities from July 2021 through March 2025. These interest rate swaps result in fixed rates of 4.06% and 4.81% on the swapped portion of the Term Loan A and Term Loan B Facilities, respectively. These interest rate swaps are designated cash flow hedges as the changes in the future cash flows of the swaps are expected to offset changes in expected future interest payments on the related variable-rate debt. There were no other interest rate swaps outstanding as of December 31, 2022.

Gains or losses on the interest rate swaps are reported as a component of AOCI and reclassified into Interest expense, net in our Consolidated Statements of Income in the same period or periods during which the related hedged interest payments affect earnings. Through December 31, 2022, the swaps were highly effective cash flow hedges.

Gains and losses on these interest rate swaps recognized in OCI and reclassifiied from AOCI into Net Income were as follows:

	Gains/(Losses) Recognized in OCI			(Gains)/Losses Reclassified from AOCI into Net Income		
	2022	2021	2020	2022	2021	2020
Interest rate swaps	$ 115	$ 34	$ (103)	$ 21	$ 29	$ 10
Income tax benefit/(expense)	(30)	(8)	25	(4)	(6)	(2)

As of December 31, 2022, the estimated net gain included in AOCI related to our interest rate swaps that will be reclassified into earnings in the next 12 months is $26 million, based on current LIBOR interest rates.

Total Return Swaps

Beginning in 2021, we have entered into total return swap derivative contracts, with the objective of reducing our exposure to market-driven changes in certain of the liabilities associated with compensation deferrals into our EID plan. While these total return swaps represent economic hedges, we have not designated them as hedges for accounting purposes. As a result, the changes in the fair value of these derivatives are recognized immediately in earnings within General and administrative expenses in our Consolidated Statements of Income largely offsetting the changes in the associated EID liabilities. We historically used investments in mutual funds to offset fluctuations for a portion of our EID liabilities and whose fair values were determined based on the closing market prices of the respective mutual funds. Upon entering into the total return swaps, we sold these investments in mutual funds and received cash proceeds of $44 million. These proceeds have been classified within Other, net cash flows from investing activities within our Consolidated Statements of Cash Flows. The fair value associated with the total return swaps as of both December 31, 2022 and 2021, was not significant.

As a result of the use of derivative instruments, the Company is exposed to risk that the counterparties will fail to meet their contractual obligations. To mitigate the counterparty credit risk, we only enter into contracts with major financial institutions carefully selected based upon their credit ratings and other factors, and continually assess the creditworthiness of counterparties. At December 31, 2022, all of the counterparties to our derivative instruments had investment grade ratings according to the three major ratings agencies. To date, all counterparties have performed in accordance with their contractual obligations.

See Note 14 for the fair value of our derivative assets and liabilities.

Form 10-K

Note 14 – Fair Value Disclosures

As of December 31, 2022, the carrying values of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, short-term borrowings, accounts payable and borrowings under our Revolving Facility approximated their fair values because of the short-term nature of these instruments. The fair value of notes receivable net of allowances and lease guarantees less subsequent amortization approximates their carrying value. The following table presents the carrying value and estimated fair value of the Company's debt obligations:

	2022		2021	
	Carrying Value	Fair Value (Level 2)	Carrying Value	Fair Value (Level 2)
Securitization Notes[a]	$ 3,772	$ 3,273	$ 3,811	$ 3,872
Subsidiary Senior Unsecured Notes[b]	750	731	750	784
Term Loan A Facility[b]	736	729	750	748
Term Loan B Facility[b]	1,474	1,459	1,489	1,490
YUM Senior Unsecured Notes[b]	4,875	4,473	4,475	4,845

(a) We estimated the fair value of the Securitization Notes using market quotes and calculations. The markets in which the Securitization Notes trade are not considered active markets.

(b) We estimated the fair value of the YUM and Subsidiary Senior Unsecured Notes, Term Loan A Facility, and Term Loan B Facility using market quotes and calculations based on market rates.

Recurring Fair Value Measurements

The Company has interest rate swaps and investments, all of which are required to be measured at fair value on a recurring basis (see Note 13 for discussion regarding derivative instruments). The following table presents fair values for those assets and liabilities measured at fair value on a recurring basis and the level within the fair value hierarchy in which the measurements fall.

			Fair Value	
Consolidated Balance Sheet		Level	2022	2021
Assets				
Investments	Other assets	1	$ 118	$ 119
Investments	Other assets	3	5	5
Interest Rate Swaps	Prepaid expenses and other current assets	2	26	–
Interest Rate Swaps	Other assets	2	16	–
Liabilities				
Interest Rate Swaps	Accounts Payable and other current liabilities	2	–	38
Interest Rate Swaps	Other liabilities and deferred credits	2	–	54

The fair value of the Company's interest rate swaps were determined based on the present value of expected future cash flows considering the risks involved, including nonperformance risk, and using discount rates appropriate for the duration based on observable inputs.

Investments as of December 31, 2022 and 2021, primarily include our approximate 5% minority interest in Devyani with a fair value of $116 million and $118 million, respectively. On August 16, 2021, Devyani executed an initial public offering and subsequently the fair value of these equity securities became readily determinable (see Note 5). Prior to the initial public offering the fair value of these equity securities was not readily determinable and we applied the measurement alternative in accordance with ASC Topic 321, Investments - Equity Securities.

Non-Recurring Fair Value Measurements

During the years ended December 31, 2022, 2021 and 2020, we recognized non-recurring fair value measurements of $9 million, $4 million and $12 million, respectively, related to restaurant-level impairment. Restaurant-level impairment charges

are recorded in Other (income) expense and resulted primarily from our impairment evaluation of long-lived assets of individual restaurants that were being operated at the time of impairment and had not been offered for refranchising. The fair value measurements used in these impairment evaluations were based on discounted cash flow estimates using unobservable inputs (Level 3). These amounts exclude fair value measurements made for assets that were subsequently disposed of prior to those respective year end dates. The remaining net book value of restaurant assets measured at fair value during the years ended December 31, 2022 and 2021, was $20 million and $16 million, respectively. During the year ended December 31, 2020, we also recognized impairment charges related to our Habit Burger Grill reporting unit. See Note 5.

During the year ended December 31, 2021, we recognized non-recurring fair value measurements of $6 million related to refranchising related impairment. Refranchising related impairment results from writing down the assets of restaurants or restaurant groups offered for refranchising, including certain instances where a decision has been made to refranchise restaurants that are deemed to be impaired. The fair value measurements used in our impairment evaluation were based on actual bids received from potential buyers (Level 2). The remaining net book value of these restaurants at December 31, 2021, was approximately $6 million.

Note 15 – Pension, Retiree Medical and Retiree Savings Plans

U.S. Pension Plans

We sponsor qualified and supplemental (non-qualified) noncontributory defined benefit plans covering certain full-time salaried and hourly U.S. employees. The qualified plan meets the requirements of certain sections of the Internal Revenue Code and provides benefits to a broad group of employees with restrictions on discriminating in favor of highly compensated employees with regard to coverage, benefits and contributions. The supplemental plans provides additional benefits to certain employees. We fund our supplemental plans as benefits are paid.

The most significant of our U.S. plans is the YUM Retirement Plan (the "Plan"), which is a qualified plan. Our funding policy with respect to the Plan is to contribute amounts necessary to satisfy minimum pension funding requirements, including requirements of the Pension Protection Act of 2006, plus additional amounts from time-to-time as are determined to be necessary to improve the Plan's funded status. We do not expect to make any significant contributions to the Plan in 2023. Our two significant U.S. plans, including the Plan and a supplemental plan, were previously amended such that any salaried employee hired or rehired by YUM after September 30, 2001, is not eligible to participate in those plans. Additionally, these two significant U.S. plans are currently closed to new hourly participants.

We do not anticipate any plan assets being returned to the Company during 2023 for any U.S. plans.

Obligation and Funded Status at Measurement Date:

The following chart summarizes the balance sheet impact, as well as benefit obligations, assets, and funded status associated with our two significant U.S. pension plans. The actuarial valuations for all plans reflect measurement dates coinciding with our fiscal year end.

	2022	2021
Change in benefit obligation:		
Benefit obligation at beginning of year	$ 1,069	$ 1,133
Service cost	7	8
Interest cost	31	32
Plan amendments	–	1
Benefits paid	(29)	(33)
Settlement payments	(59)	(67)
Actuarial (gain) loss	(264)	(5)
Benefit obligation at end of year	$ 755	$ 1,069

A significant component of the overall decrease in the Company's benefit obligation for the year ended December 31, 2022, was due to an actuarial gain, which was primarily due to an increase in the discount rate used to measure our benefit obligation from 3.00% at December 31, 2021 to 5.60% at December 31, 2022.

A significant component of the overall decrease in the Company's benefit obligation for the year ended December 31, 2021, was due to settlement payments, which were primarily related to a resource optimization program initiated in the third quarter of 2020 (see Note 5).

	2022	2021
Change in plan assets:		
Fair value of plan assets at beginning of year	$ 1,010	$ 1,014
Actual return on plan assets	(272)	88
Employer contributions	14	8
Benefits paid	(29)	(33)
Settlement payments	(59)	(67)
Fair value of plan assets at end of year	$ 664	$ 1,010
Funded status at end of year	$ (91)	$ (59)

Amounts recognized in the Consolidated Balance Sheet:

	2022	2021
Accrued benefit asset - non-current	$ –	$ 43
Accrued benefit liability - current	(6)	(7)
Accrued benefit liability - non-current	(85)	(95)
	$ (91)	$ (59)

The accumulated benefit obligation was $740 million and $1,048 million at December 31, 2022 and 2021, respectively.

The table below provides information for those pension plan(s) with an accumulated benefit obligation in excess of plan assets. The pension plan(s) included also have a projected benefit obligation in excess of plan assets.

	2022	2021
Projected benefit obligation	$ 755	$ 102
Accumulated benefit obligation	740	98
Fair value of plan assets	644	–

Components of net periodic benefit cost:

	2022	2021	2020
Service cost	$ 7	$ 8	$ 8
Interest cost	31	32	35
Amortization of prior service cost[(a)]	6	6	5
Expected return on plan assets	(46)	(43)	(43)
Amortization of net loss	11	14	14
Net periodic benefit cost	$ 9	$ 17	$ 19

Additional (gain) loss recognized due to:

Settlement charges[(b)]	$ 6	$ –	$ –
Special termination benefits	$ –	$ –	$ 2

(a) Prior service costs are amortized on a straight-line basis over the average remaining service period of employees expected to receive benefits.

(b) Settlement losses result when benefit payments exceed the sum of the service cost and interest cost within a plan during the year. These losses were recorded in Other pension (income) expense.

Pension gains (losses) in AOCI:

	2022	2021
Beginning of year	$ (43)	$ (111)
Net actuarial gain (loss)	(54)	49
Amortization of net loss	11	14
Amortization of prior service cost	6	6
Prior service cost	–	(1)
Settlement charges	6	–
End of year	$ (74)	$ (43)

Accumulated pre-tax losses recognized within AOCI:

	2022	2021
Actuarial net loss	$ (70)	$ (33)
Prior service cost	(4)	(10)
	$ (74)	$ (43)

Weighted-average assumptions used to determine benefit obligations at the measurement dates:

	2022	2021
Discount rate	5.60%	3.00%
Rate of compensation increase	3.00%	3.00%

Weighted-average assumptions used to determine the net periodic benefit cost for fiscal years:

	2022	2021	2020
Discount rate	3.00%	2.80%	3.50%
Long-term rate of return on plan assets	5.40%	5.25%	5.50%
Rate of compensation increase	3.00%	3.00%	3.00%

Our estimated long-term rate of return on plan assets represents the weighted-average of expected future returns on the asset categories included in our target investment allocation based primarily on the historical returns for each asset category and future growth expectations.

Form 10-K

Plan Assets

The fair values of our pension plan assets at December 31, 2022 and 2021 by asset category and level within the fair value hierarchy are as follows:

	2022	2021
Level 1:		
Cash	$ 1	$ 237
Cash Equivalents[a]	22	80
Fixed Income Securities - U.S. Corporate[b]	14	41
Level 2:		
Fixed Income Securities - U.S. Corporate[c]	22	49
Fixed Income Securities - U.S. Government and Government Agencies[d]	118	175
Fixed Income Securities - Other[d]	19	30
Total assets in the fair value hierarchy	196	612
Investments measured at net asset value[e]		
Fixed Income	146	–
Equity Securities	179	456
Real Assets	192	–
Total fair value of plan assets[f]	$ 713	$ 1,068

(a) *Short-term investments in money market funds.*

(b) *Securities held in common or collective trusts.*

(c) *Investments held directly by the Plan.*

(d) *Includes securities held in common or collective trusts and investments held directly by the Plan.*

(e) *Includes securities that have been measured at fair value using the net asset value per unit practical expedient due to the absence of readily available market prices. Accordingly, these securities have not been classified in the fair value hierarchy.*

(f) *2022 and 2021 exclude net unsettled trade payables of $49 million and $58 million, respectively.*

Our primary objectives regarding the investment strategy for the Plan's assets are to reduce interest rate and market risk and to provide adequate liquidity to meet immediate and future payment requirements. To achieve these objectives, we are using a combination of active and passive investment strategies. As of December 31, 2022, the Plan's assets consist of the weighted-average target allocation summarized as follows:

Asset Category	Target Allocation
Fixed income	49%
Equity securities	32%
Real assets	19%

In addition to allocation differences between target percentages and actual plan assets at December 31, 2022, allocations to each asset class may vary from target allocations due to periodic investment strategy changes, market value fluctuations, the length of time it takes to fully implement investment allocation positions and the timing of benefit payments and contributions.

Fixed income securities at December 31, 2022, primarily consist of a diversified portfolio of long duration instruments that are intended to mitigate interest rate risk or reduce the interest rate duration mismatch between the assets and liabilities of the Plan. A smaller allocation (constituting 40% of the fixed income target allocation) is to diversified credit investments in a range of public and credit securities, including below investment grade rated bonds and loans, securitized credit and emerging market debt.

Equity securities at December 31, 2022, consist primarily of investments in publicly traded common stocks and other equity-type securities issued by companies throughout the world, including convertible securities, preferred stock, rights and warrants.

Real assets represent investments in real estate and infrastructure. These may take the form of debt or equity securities in public or private funds.

A mutual fund held as an investment by the Plan includes shares of Common Stock valued at $0.1 million and $0.2 million at December 31, 2022 and 2021, respectively, (less than 1% of total plan assets in each instance).

Benefit Payments

The benefits expected to be paid in each of the next five years and in the aggregate for the five years thereafter are set forth below:

Year ended:	
2023	$ 48
2024	49
2025	53
2026	57
2027	55
2028 - 2032	281

Expected benefit payments are estimated based on the same assumptions used to measure our benefit obligation on the measurement date and include benefits attributable to estimated future employee service.

International Pension Plans

We also sponsor various defined benefit plans covering certain of our non-U.S. employees, the most significant of which are in the UK. Both of our UK plans have previously been frozen such that they are closed to new participants and existing participants can no longer earn future service credits.

At the end of 2022 and 2021, the projected benefit obligations of these UK plans totaled $179 million and $351 million, respectively and plan assets totaled $209 million and $446 million, respectively. These plans were both in a net overfunded position at the end of 2022 and 2021. Total actuarial pre-tax losses related to the UK plans of $64 million and $5 million were recognized in AOCI at the end of 2022 and 2021, respectively. The total net periodic benefit income recorded was $2 million in 2022 and was less than $1 million in both 2021 and 2020.

The funding rules for our pension plans outside of the U.S. vary from country to country and depend on many factors including discount rates, performance of plan assets, local laws and regulations. We do not plan to make significant contributions to either of our UK plans in 2023.

Retiree Medical Benefits

Our post-retirement plan provides health care benefits, principally to U.S. salaried retirees and their dependents, and includes retiree cost-sharing provisions and a cap on our liability. This plan was previously amended such that any salaried employee hired or rehired by YUM after September 30, 2001, is not eligible to participate in this plan. Employees hired prior to September 30, 2001, are eligible for benefits if they meet age and service requirements and qualify for retirement benefits. We fund our post-retirement plan as benefits are paid.

At the end of 2022 and 2021, the accumulated post-retirement benefit obligation was $30 million and $42 million, respectively. Actuarial pre-tax gains of $16 million and $6 million were recognized in AOCI at the end of 2022 and 2021, respectively. The net periodic benefit cost recorded was $1 million in each of 2022, 2021 and 2020, the majority of which is interest cost on the accumulated post-retirement benefit obligation. The weighted-average assumptions used to determine benefit obligations and net periodic benefit cost for the post-retirement medical plan are identical to those as shown for the U.S. pension plans.

The benefits expected to be paid in each of the next five years are approximately $3 million and in aggregate for the five years thereafter are $12 million.

Form 10-K

U.S. Retiree Savings Plan

We sponsor a contributory plan to provide retirement benefits under the provisions of Section 401(k) of the Internal Revenue Code (the "401(k) Plan") for eligible U.S. salaried and hourly employees. Participants are able to elect to contribute up to 75% of eligible compensation on a pre-tax basis. Participants may allocate their contributions to one or any combination of multiple investment options or a self-managed account within the 401(k) Plan. We match 100% of the participant's contribution to the 401(k) Plan up to 6% of eligible compensation. We recognized as compensation expense our total matching contribution of $13 million in 2022, $11 million in 2021 and $10 million in 2020.

Note 16 – Share-based and Deferred Compensation Plans

Overview

At year end 2022, we had one stock award plan in effect: the Yum! Brands, Inc. Long-Term Incentive Plan (the "LTIP"). Potential awards to employees and non-employee directors under the LTIP include stock options, incentive stock options, SARs, restricted stock, restricted stock units ("RSUs"), performance restricted stock units, performance share units ("PSUs") and performance units. We have issued only stock options, SARs, RSUs and PSUs under the LTIP. Under the LTIP, the exercise price of stock options and SARs granted must be equal to or greater than the average market price or the ending market price of the Company's stock on the date of grant. While awards under the LTIP can have varying vesting provisions and exercise periods, outstanding awards under the LTIP vest in periods ranging from immediate to five years. Stock options and SARs generally expire ten years after grant. At year end 2022, approximately 23 million shares were available for future share-based compensation grants under the LTIP.

Our EID Plan allows participants to defer receipt of a portion of their annual salary and all or a portion of their incentive compensation. As defined by the EID Plan, we credit the amounts deferred with earnings based on the investment options selected by the participants. These investment options are limited to cash, phantom shares of our Common Stock, phantom shares of a Stock Index Fund and phantom shares of a Bond Index Fund. Investments in cash and phantom shares of both index funds will be distributed in cash at a date as elected by the employee and therefore are classified as a liability on our Consolidated Balance Sheets. We recognize compensation expense for the appreciation or the depreciation, if any, of investments in cash and both of the index funds. Deferrals into the phantom shares of our Common Stock will be distributed in shares of our Common Stock, under the LTIP, at a date as elected by the employee and therefore are classified in Common Stock on our Consolidated Balance Sheets. We do not recognize compensation expense for the appreciation or the depreciation, if any, of investments in phantom shares of our Common Stock. Our EID plan also allows certain participants to defer incentive compensation to purchase phantom shares of our Common Stock and receive a 33% Company match on the amount deferred. Deferrals receiving a match are similar to an RSU award in that participants will generally forfeit both the match and incentive compensation amounts deferred if they voluntarily separate from employment during a vesting period that is two years from the date of deferral. We expense the intrinsic value of the match and the incentive compensation amount over the requisite service period which includes the vesting period.

Historically, the Company has repurchased shares on the open market in excess of the amount necessary to satisfy award exercises and expects to continue to do so in 2023.

In connection with the 2016 spin-off of our China business into an independent, publicly-traded company under the name of Yum China Holdings, Inc. ("Yum China"), under the provisions of our LTIP, employee stock options, SARs, RSUs and PSUs outstanding at that time were adjusted to maintain the pre-spin intrinsic value of the awards. Depending on the tax laws of the country of employment, awards were modified using either the shareholder method or the employer method. Share-based compensation as recorded in Net Income is based on the amortization of the fair value for both YUM and Yum China awards held by YUM employees. The fair value of Yum China awards held by YUM employees became fully amortized in the year ended December 31, 2020. Share issuances for Yum China awards held by YUM employees will be satisfied by Yum China. Share issuances for YUM awards held by Yum China employees are being satisfied by YUM.

Award Valuation

We estimated the fair value of each stock option and SAR award as of the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2022	2021	2020
Risk-free interest rate	1.7%	0.5%	1.0%
Expected term	6.6 years	6.3 years	5.8 years
Expected volatility	25.0%	27.0%	24.0%
Expected dividend yield	1.9%	1.9%	1.9%

Grants made to executives typically have a graded vesting schedule of 25% per year over four years and expire ten years after grant. We use a single weighted-average term for our awards that have a graded vesting schedule. Based on analysis of our historical exercise and post-vesting termination behavior, we have determined that our executives exercised the awards on average after 6.6 years.

When determining expected volatility, we consider both historical volatility of our stock as well as implied volatility associated with our publicly-traded options. The expected dividend yield is based on the annual dividend yield at the time of grant.

The fair values of PSU awards without market-based conditions and RSU awards are based on the closing price of our Common Stock on the date of grant. The fair values of PSU awards with market-based conditions have been valued based on the outcome of a Monte Carlo simulation.

Award Activity

Stock Options and SARs

	Shares (in thousands)	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (years)	Aggregate Intrinsic Value (in millions)
Outstanding at the beginning of the year	12,270	$ 79.96		
Granted	1,333	122.01		
Exercised	(2,041)	69.23		
Forfeited or expired	(281)	107.97		
Outstanding at the end of the year	11,281[a]	86.18	6.74	$ 473
Exercisable at the end of the year	8,032	$ 77.46	5.88	$ 407

(a) *Outstanding awards include 368 options and 10,913 SARs with weighted average exercise prices of $72.86 and $86.62, respectively. Outstanding awards represent YUM awards held by employees of both YUM and Yum China.*

The weighted-average grant-date fair value of stock options and SARs granted during 2022, 2021 and 2020 was $26.65, $21.32 and $18.83, respectively. The total intrinsic value of stock options and SARs exercised during the years ended December 31, 2022, 2021 and 2020, was $105 million, $234 million and $170 million, respectively.

As of December 31, 2022, $34 million of unrecognized compensation cost related to unvested stock options and SARs, which will be reduced by any forfeitures that occur, is expected to be recognized over a remaining weighted-average period of approximately 1.6 years. The total fair value at grant date of awards held by YUM employees that vested during 2022, 2021 and 2020 (including Yum China awards that became fully vested in 2020) was $31 million, $35 million and $70 million, respectively.

RSUs and PSUs

As of December 31, 2022, there was $70 million of unrecognized compensation cost related to 1.5 million unvested RSUs and PSUs. The total fair value at grant date of awards that vested during 2022, 2021 and 2020 was $20 million, $20 million and $15 million, respectively.

Form 10-K

Impact on Net Income

The components of share-based compensation expense and the related income tax benefits are shown in the following table:

	2022	2021	2020
Options and SARs	$ 26	$ 29	$ 75
Restricted Stock Units	27	16	20
Performance Share Units	29	30	2
Total Share-based Compensation Expense	$ 82	$ 75	$ 97
Deferred Tax Benefit recognized	$ 16	$ 15	$ 18

Cash received from stock option exercises for 2022, 2021 and 2020 was $3 million, $11 million and $10 million, respectively. Tax benefits realized on our tax returns from tax deductions associated with share-based compensation for 2022, 2021 and 2020 totaled $38 million, $72 million and $58 million, respectively.

Note 17 – Shareholders' Deficit

Under the authority of our Board of Directors, we repurchased shares of our Common Stock during 2022, 2021 and 2020. All amounts exclude applicable transaction fees.

	Shares Repurchased (thousands)			Dollar Value of Shares Repurchased		
Authorization Date	**2022**	**2021**	**2020**	**2022**	**2021**	**2020**
September 2022	1,967	–	–	$ 250	$ –	$ –
May 2021	8,116	8,235	–	950	1,050	–
November 2019	–	4,746	2,419	–	530	250
Total	10,083	12,981[(a)]	2,419[(a)]	$ 1,200	$ 1,580[(a)]	$ 250[(a)]

(a) 2021 amount excludes and 2020 amount includes the effect of $11 million in share repurchases (0.1 million shares) with trade dates on, or prior to, December 31, 2020, but settlement dates subsequent to December 31, 2020.

In September 2022, our Board of Directors authorized share repurchases of up to $2 billion (excluding applicable transaction fees) of our outstanding Common Stock through June 30, 2024. The new authorization took effect during the fourth quarter of 2022 upon the exhaustion of a prior authorization approved in May 2021. As of December 31, 2022, we have remaining capacity to repurchase up to $1.75 billion of Common Stock under the September 2022 authorization.

Changes in AOCI are presented below.

	Translation Adjustments and Gains (Losses) From Intra-Entity Transactions of a Long-Term Nature	Pension and Post-Retirement Benefits[a]	Derivative Instruments[b]	Total
Balance at December 31, 2020, net of tax	$ (182)	$ (96)	$ (133)	$ (411)
OCI, net of tax				
Gains (losses) arising during the year classified into AOCI, net of tax	(24)	50	25	51
(Gains) losses reclassified from AOCI, net of tax	–	12	23	35
	(24)	62	48	86
Balance at December 31, 2021, net of tax	$ (206)	$ (34)	$ (85)	$ (325)
OCI, net of tax				
Gains (losses) arising during the year classified into AOCI, net of tax	(84)	(88)	86	(86)
(Gains) losses reclassified from AOCI, net of tax	–	28	14	42
	(84)	(60)	100	(44)
Balance at December 31, 2022, net of tax	$ (290)	$ (94)	$ 15	$ (369)

(a) Amounts reclassified from AOCI for pension and post-retirement benefit plans losses during 2022 include amortization of net losses of $22 million, amortization of prior service cost of $5 million, settlement charges of $7 million and related income tax benefit of $6 million. Amounts reclassified from AOCI for pension and post-retirement benefit plans losses during 2021 include amortization of net losses of $12 million, amortization of prior service cost of $5 million and related income tax benefit of $4 million. See Note 15.

(b) See Note 13 for details on amounts reclassified from AOCI.

Note 18 – Income Taxes

U.S. and foreign income before taxes are set forth below:

	2022	2021	2020
U.S.	$ 1,124	$ 1,062	$ 684
Foreign	538	612	336
	$ 1,662	$ 1,674	$ 1,020

The details of our income tax provision (benefit) are set forth below:

		2022	2021	2020
Current:	Federal	$ 139	$ 45	$ 37
	Foreign	200	214	121
	State	53	40	23
		$ 392	$ 299	$ 181
Deferred:	Federal	$ (31)	$ 21	$ (21)
	Foreign	(10)	(227)	(29)
	State	(14)	6	(15)
		$ (55)	$ (200)	$ (65)
		$ 337	$ 99	$ 116

The reconciliation of income taxes calculated at the U.S. federal statutory rate to our effective tax rate is set forth below:

	2022	2021	2020
U.S. federal statutory rate	21.0%	21.0%	21.0%
State income tax, net of federal tax	1.9	1.8	1.0
Statutory rate differential attributable to foreign operations	(2.0)	(1.0)	(0.9)
Adjustments to reserves and prior years	1.6	1.1	(1.7)
Excess tax benefits from stock-based awards	(1.4)	(2.7)	(3.4)
Change in valuation allowances	(0.5)	(0.8)	(2.5)
Impact of Russia Exit	4.3	–	–
Intercompany restructuring and Valuations of Intellectual Property	(4.9)	(11.3)	(0.3)
Nondeductible interest	–	1.4	–
Impact of tax law changes	–	(3.8)	(2.5)
Other, net	0.3	0.2	0.7
Effective income tax rate	20.3%	5.9%	11.4%

Statutory rate differential attributable to foreign operations. This item includes local country taxes, withholding taxes, and shareholder-level taxes, net of U.S. foreign tax credits. In 2022, this item was favorably impacted by the ongoing effects of the _KFC Europe Reorganization_ (as described below). In 2021, this item was favorably impacted by the ongoing effects of the _KFC Europe Reorganization_ (as described below) partially offset by the unfavorable impact of recording deferred tax liabilities associated with unremitted foreign earnings.

Adjustments to reserves and prior years. This item includes: (1) changes in tax reserves, including interest thereon, established for potential exposure we may incur if a taxing authority takes a position on a matter contrary to our position; and (2) the effects of reconciling income tax amounts recorded in our Consolidated Statements of Income to amounts reflected on our tax returns, including any adjustments to the Consolidated Balance Sheets. In 2022, this item was unfavorably impacted by $17 million of adjustments made to current and deferred tax accounts in various jurisdictions to align with balances supported by 2021 and prior tax filings. Additionally, in 2022 this item was unfavorably impacted by $9 million of reserves established associated with prior year filing positions in various jurisdictions. In 2021, this item was unfavorably impacted by a $22 million reserve established due to a challenge of a prior year filing position in a foreign jurisdiction. In 2020, this item was favorably impacted by $11 million of adjustments made to current and deferred tax accounts in various jurisdictions to align with balances supported by 2019 and prior tax filings**.** Additionally, in 2020 this item was favorably impacted by a $6 million tax benefit associated with a state settlement.

Change in valuation allowances. This item relates to changes for deferred tax assets generated or utilized during the current year and changes in our judgment regarding the likelihood of using deferred tax assets that existed at the beginning of the year. In 2022, this item was favorably impacted by $13 million of tax benefit associated with a valuation allowance release in a foreign jurisdiction resulting from a change in management's judgement as to realizability of deferred tax assets in that jurisdiction. In 2021, this item was favorably impacted by $15 million of tax benefit associated with a valuation allowance release resulting from a change in management's judgment as to the realizability of foreign tax credit carryforwards in the U.S. In 2020, this item was favorably impacted by $22 million of tax benefit associated with a valuation allowance release in a foreign jurisdiction resulting from a change in management's judgement as to realizability of indefinite lived tax loss carryforwards in that jurisdiction.

Impact of Russia Exit. Our decision to exit the Russia market resulted in a reduction in the tax basis of KFC IP rights held in Switzerland due to the expected loss of the Russia royalty income associated with such rights going forward. As a result, we remeasured and reassessed the need for a valuation allowance on the associated deferred tax assets. In addition, we reassessed certain deferred tax liabilities associated with the Russia business given the expectation that the existing basis difference will now reverse by way of sale. Primarily as a result of these items, we recorded a net tax expense of $72 million in 2022.

Intercompany Restructuring and Valuations of Intellectual Property.

In July 2021, we concentrated management responsibility for European (excluding the UK) KFC franchise development, support operations and management oversight in Switzerland (the "KFC Europe Reorganization"). Concurrent with this change in management responsibility, we completed intra-entity transfers of certain KFC IP rights from subsidiaries in the UK to subsidiaries in Switzerland. With the transfers of these rights, we received a step-up in amortizable tax basis to current fair value under applicable Swiss tax law. As a result of this transfer, we recorded a one-time net deferred tax benefit of $152 million in 2021.

In December 2021, we continued our KFC Europe Reorganization and completed intra-entity transfers of additional European KFC IP rights from subsidiaries in the U.S. to subsidiaries in Switzerland. With the transfers of these additional rights, we received a step-up in amortizable tax basis to current fair value under applicable Swiss tax law. As a result of this transfer, we recorded a net one-time tax benefit of $35 million in 2021.

In the quarter ended December 31, 2022, we performed an annual valuation under Swiss laws of these Swiss IP rights, incorporating current assumptions around the expected future cash flows attributable to the IP. This valuation supported an increase to tax basis of Swiss IP rights associated with parts of our business that will continue to use these IP rights due to expected royalty growth assumptions in those parts of the business that largely offset the loss of Russia royalty income described above. Based on the valuation as well as future forecasting of taxable income, we remeasured and reassessed the need for a valuation allowance on the deferred tax assets in Switzerland. As a result, we recorded a net tax benefit of $75 million in the quarter ended December 31, 2022.

Nondeductible Interest. As a result of the enactment of the Tax Cuts and Jobs Act of 2017 ("Tax Act") on December 22, 2017, deductibility of U.S. interest expense was limited to 30% of U.S. Earnings Before Interest, Taxes, Depreciation and Amortization. Beginning in 2022, deductibility of U.S. interest expense is limited to 30% of U.S. Earnings Before Interest and Taxes. Although the disallowed interest can be carried forward indefinitely, in management's judgment interest carried forward will not be realizable in the future. In 2021, the Company recorded $23 million of tax expense while in 2020 and 2022, the Company did not record any tax expense associated with disallowed U.S. interest expense.

Impact of Tax Law Changes.

UK Tax Rate Change – On June 10, 2021, the UK Finance Act 2021 was enacted resulting in an increase in the UK corporate tax rate from 19% to 25%. As such, the Company recognized a $64 million tax benefit in the quarter ended June 30, 2021, associated with remeasuring its deferred tax assets in the UK from 19% to 25%.

On July 22, 2020, the UK Finance Act 2020 was enacted resulting in an increase in the UK corporate tax rate from 17% to 19%. As such, the Company recognized a $25 million tax benefit in 2020 associated with remeasuring its deferred tax assets in the UK from 17% to 19%.

Companies subject to the Global Intangible Low-Taxed Income provision (GILTI) have the option to account for the GILTI tax as a period cost if and when incurred, or to recognize deferred taxes for outside basis temporary differences expected to reverse as GILTI. The Company has elected to account for GILTI as a period cost.

The details of 2022 and 2021 deferred tax assets (liabilities) are set forth below:

	2022	2021
Operating losses and interest deduction carryforwards	$ 183	$ 186
Capital losses	70	72
Tax credit carryforwards	206	194
Employee benefits	74	68
Share-based compensation	55	51
Lease-related liabilities	240	236
Accrued liabilities and other	40	52
Intangible assets	520	560
Property, plant and equipment	32	35
Deferred income	103	87
Capitalized Research & Development Costs	35	–
Gross deferred tax assets	1,558	1,541
Deferred tax asset valuation allowances	(458)	(462)
Net deferred tax assets	$ 1,100	$ 1,079
Property, plant and equipment	$ (79)	$ (85)
Operating lease right-of-use assets	(203)	(200)
Employee benefits	(7)	(24)
Derivative Instruments	(27)	(5)
Other	(35)	(49)
Gross deferred tax liabilities	$ (351)	$ (363)
Net deferred tax assets (liabilities)	$ 749	$ 716

The details of the 2022 and 2021 valuation allowance activity are set forth below:

	2022	2021
Beginning of Year	$ (462)	$ (789)
Increases	(22)	(31)
Decreases	21	355
Other Adjustments	5	3
End of Year	$ (458)	$ (462)

Reported in Consolidated Balance Sheets as:

	2022	2021
Deferred income taxes	$ 750	$ 724
Other liabilities and deferred credits	(1)	(8)
	$ 749	$ 716

As of December 31, 2022, we had approximately $4.3 billion of unremitted foreign retained earnings. The Tax Act imposed U.S. federal tax on all post-1986 foreign Earnings and Profits accumulated through December 31, 2017. Repatriation of earnings generated after December 31, 2017, will generally be eligible for the 100% dividends received deduction or considered a distribution of previously taxed income and, therefore, exempt from U.S. federal tax. Undistributed foreign earnings may still be subject to certain state and foreign income and withholding taxes upon repatriation. Subject to limited exceptions, we do not intend to indefinitely reinvest our unremitted earnings outside the U.S. Thus, we have provided taxes, including any U.S. federal and state income, foreign income, or foreign withholding taxes on the majority of our unremitted earnings. In jurisdictions where we do intend to indefinitely reinvest our unremitted earnings, we would be required to accrue and pay applicable income taxes (if any) and foreign withholding taxes if the funds were repatriated in taxable transactions. We believe any such taxes would be immaterial.

Details of tax loss, credit carryforwards, and expiration dates along with valuation allowances as of December 31, 2022, are as follows:

	Gross Amount	Deferred Tax Asset	Valuation Allowance	Expiration
Federal net operating losses	$ 9	$ 2	$ –	2036-2037
Federal net operating losses - Indefinite	61	13	–	None
Foreign net operating losses	173	25	(4)	2023-2042
Foreign net operating losses - Indefinite	221	50	(32)	None
State net operating losses	1,315	56	(36)	2023-2041
Foreign capital loss carryforward - Indefinite	281	70	(70)	None
Foreign tax credits	200	200	(182)	2026-2032
State tax credits	6	6	(6)	2023
Federal interest deduction carryforward - Indefinite	30	6	–	None
State interest deduction carryforward - Indefinite	622	31	(30)	None
	$ 2,918	$ 459	$ (360)	

We recognize the benefit of positions taken or expected to be taken in tax returns in the Consolidated Financial Statements when it is more likely than not that the position would be sustained upon examination by tax authorities. A recognized tax position is measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon settlement.

At December 31, 2022, the Company had $128 million of gross unrecognized tax benefits, $82 million of which would impact the effective income tax rate if recognized. A reconciliation of the beginning and ending unrecognized tax benefits follows:

	2022	2021
Beginning of Year	$ 116	$ 175
Additions on tax positions - current year	4	13
Additions for tax positions - prior years	8	41
Reductions for tax positions - prior years	–	(110)
Reductions for settlements	–	(3)
End of Year	$ 128	$ 116

The Company believes it is reasonably possible that its unrecognized tax benefits as of December 31, 2022, may decrease by approximately $1 million in the next 12 months due to settlements or statute of limitations expirations.

During 2022, 2021, and 2020 the Company recognized less than $1 million, $4 million, and $2 million of net expense, respectively, for interest and penalties in our Consolidated Statements of Income as components of its Income tax provision.

At both December 31, 2022, and 2021, the Company has recorded $3 million of net tax receivables, associated with interest and penalties.

The Company's income tax returns are subject to examination in the U.S. federal jurisdiction and numerous U.S. state and foreign jurisdictions.

The Company has settled audits with the IRS through fiscal year 2012 and is currently under IRS examination for 2013-2018. Our operations in certain foreign jurisdictions are currently under audit and remain subject to examination for tax years as far back as 1999. See Note 20 for discussion of an Internal Revenue Service Proposed Adjustment.

Form 10-K

Note 19 – Reportable Operating Segments

See Note 1 for a description of our operating segments.

	Revenues		
	2022	**2021**	**2020**
KFC Division[a]	$ 2,834	$ 2,793	$ 2,272
Taco Bell Division[a]	2,437	2,238	2,031
Pizza Hut Division[a]	1,004	1,028	1,002
Habit Burger Grill Division[a]	567	525	347
	$ 6,842	$ 6,584	$ 5,652

	Operating Profit		
	2022	**2021**	**2020**
KFC Division	$ 1,198	$ 1,230	$ 922
Taco Bell Division	850	758	696
Pizza Hut Division	387	387	335
Habit Burger Grill Division	(24)	2	(22)
Corporate and unallocated G&A expenses[b][c][d]	(297)	(260)	(312)
Unallocated Franchise and property expenses[b][c]	(6)	1	(4)
Unallocated Refranchising gain (loss)[b]	27	35	34
Unallocated Other income (expense)[b][c][e]	52	(14)	(146)
Operating Profit	2,187	2,139	1,503
Investment income (expense), net[b]	11	86	74
Other pension income (expense)[b]	(9)	(7)	(14)
Interest expense, net[b]	(527)	(544)	(543)
Income before income taxes	$ 1,662	$ 1,674	$ 1,020

	Depreciation and Amortization		
	2022	**2021**	**2020**
KFC Division	$ 23	$ 28	$ 29
Taco Bell Division	48	53	56
Pizza Hut Division	19	32	24
Habit Burger Grill Division	29	28	25
Corporate	27	23	12
	$ 146	$ 164	$ 146

	Capital Spending		
	2022	**2021**	**2020**
KFC Division	$ 71	$ 60	$ 59
Taco Bell Division	101	62	42
Pizza Hut Division	22	18	28
Habit Burger Grill Division	56	56	16
Corporate	29	34	15
	$ 279	$ 230	$ 160

	Identifiable Assets[g]	
	2022	**2021**
KFC Division	$ 2,227	$ 2,313
Taco Bell Division	1,483	1,397
Pizza Hut Division	788	850
Habit Burger Grill Division	591	586
Corporate[f]	757	820
	$ 5,846	$ 5,966

	Long-Lived Assets[h]	
	2022	**2021**
KFC Division	$ 893	$ 1,069
Taco Bell Division	950	904
Pizza Hut Division	400	423
Habit Burger Grill Division	534	516
Corporate	128	120
	$ 2,905	$ 3,032

(a) *U.S. revenues included in the combined KFC, Taco Bell, Pizza Hut and Habit Burger Grill Divisions totaled $3.9 billion in 2022, $3.6 billion in 2021 and $3.2 billion in 2020.*

(b) *Amounts have not been allocated to any segment for performance reporting purposes.*

(c) *Our operating results reflect revenues from and expenses to support the Russian operations for Pizza Hut, prior to the date of transfer, and KFC, for the entirety of the year ended December 31, 2022 (see Note 3) within their historical financial statement line items and operating segments. However, given our decision to exit Russia and our pledge to direct any future net profits attributable to Russia subsequent to the date of invasion to humanitarian efforts, we have reclassed such net operating profits from the Division segment results in which they were earned to Unallocated Other income (expense). As a result, we reclassed net operating profits of $44 million from KFC and Pizza Hut Division Other income (expense) to Unallocated Other income (expense) during the year ended December 31, 2022. Also, included in Unallocated Other income (expense) were $13 million in foreign exchange gains attributable to fluctuations in the value of the Russian ruble.*

Additionally, we recorded charges of $7 million to Corporate and unallocated G&A expenses and $6 million to Unallocated Franchise and property expenses during the year ended December 31, 2022 for certain expenses related to the transfer of the businesses and other one-time costs related to our exit from Russia.

(d) *Amounts in 2020 include charitable contributions to Yum! Brands Foundation, Inc. of $50 million and $25 million related to our Unlocking Opportunity Initiative and COVID-19 employee relief, respectively. Additionally, 2020 includes $36 million for charges associated with resource optimization (see Note 5).*

(e) *Unallocated Other income (expense) in 2020 includes a charge of $144 million related to the impairment of Habit Burger Grill goodwill (see Note 5).*

(f) *Primarily includes cash and deferred tax assets.*

(g) *U.S. identifiable assets included in the combined Corporate and KFC, Taco Bell, Pizza Hut, and Habit Burger Grill Divisions totaled $2.8 billion at both 2022 and 2021.*

(h) *Includes PP&E, net, goodwill, intangible assets, net and Operating lease right-of-use assets. Excludes KFC Russia long-lived assets of $108 million as of December 31, 2022 which are classified as held for sale and are included in Prepaid expenses and other current assets in our Consolidated Balance Sheet (see Note3).*

Note 20 – Contingencies

Internal Revenue Service Proposed Adjustment

As a result of an audit by the Internal Revenue Service ("IRS") for fiscal years 2013 through 2015, in August 2022, we received a Revenue Agent's Report ("RAR") from the IRS asserting an underpayment of tax of $2.1 billion plus $418 million in penalties for the 2014 fiscal year. Additionally, interest on the underpayment is estimated to be approximately $780 million through December 31, 2022. The proposed underpayment relates primarily to a series of reorganizations we undertook during that year in connection with the business realignment of our corporate and management reporting structure along brand lines. The IRS asserts that these transactions resulted in taxable distributions of approximately $6.0 billion.

Form 10-K

We disagree with the IRS's position as asserted in the RAR and intend to contest that position vigorously. In September 2022, we filed a Protest with the IRS Examination Division disputing on multiple grounds the proposed underpayment of tax and penalties. We are awaiting the IRS Examination Division's Rebuttal to our Protest. When that Rebuttal is filed, we intend to pursue independent review by the IRS Office of Appeals.

The Company does not expect resolution of this matter within twelve months and cannot predict with certainty the timing of such resolution. The Company believes that it is more likely than not the Company's tax position will be sustained; therefore, no reserve is recorded with respect to this matter.

An unfavorable resolution of this matter could have a material, adverse impact on our Consolidated Financial Statements in future periods.

Lease Guarantees

As a result of having assigned our interest in obligations under real estate leases as a condition to the refranchising of certain Company-owned restaurants, and guaranteeing certain other leases, we are frequently secondarily liable on lease agreements. These leases have varying terms, the latest of which expires in 2065. As of December 31, 2022, the potential amount of undiscounted payments we could be required to make in the event of non-payment by the primary lessee was approximately $375 million. The present value of these potential payments discounted at our pre-tax cost of debt at December 31, 2022, was approximately $300 million. Our franchisees are the primary lessees under the vast majority of these leases. We generally have cross-default provisions with these franchisees that would put them in default of their franchise agreement in the event of non-payment under the lease. We believe these cross-default provisions significantly reduce the risk that we will be required to make payments under these leases, although such risk may not be reduced in the context of a bankruptcy or other similar restructuring of a large franchisee or group of franchisees. Accordingly, the liability recorded for our expected exposure under such leases at both December 31, 2022 and 2021 was not material.

Insurance Programs

We are self-insured for a substantial portion of our current and prior years' coverage including property and casualty losses. To mitigate the cost of our exposures for certain property and casualty losses, we self-insure the risks of loss up to defined maximum per occurrence retentions on a line-by-line basis. The Company then purchases insurance coverage, up to a certain limit, for losses that exceed the self-insurance per occurrence retention. The insurers' maximum aggregate loss limits are significantly above our actuarially determined probable losses; therefore, we believe the likelihood of losses exceeding the insurers' maximum aggregate loss limits is remote.

The following table summarizes the 2022 and 2021 activity related to our net self-insured property and casualty reserves as of December 31, 2022.

	Beginning Balance	Expense	Payments	Ending Balance
2022 Activity	$ 48	28	(26)	$ 50
2021 Activity	$ 50	23	(25)	$ 48

Due to the inherent volatility of actuarially determined property and casualty loss estimates, it is reasonably possible that we could experience changes in estimated losses which could be material. We believe that we have recorded reserves for property and casualty losses at a level which has substantially mitigated the potential negative impact of adverse developments and/or volatility.

In the U.S. and in certain other countries, we are also self-insured for healthcare claims and long-term disability for eligible participating employees subject to certain deductibles and limitations. We have accounted for our retained liabilities for property and casualty losses, healthcare and long-term disability claims, including reported and incurred but not reported claims, based on information provided by independent actuaries.

Legal Proceedings

We are subject to various claims and contingencies related to lawsuits, real estate, environmental and other matters arising in the normal course of business. An accrual is recorded with respect to claims or contingencies for which a loss is determined to be probable and reasonably estimable.

India Regulatory Matter

Yum! Restaurants India Private Limited ("YRIPL"), a Yum subsidiary that operates KFC and Pizza Hut restaurants in India, is the subject of a regulatory enforcement action in India (the "Action"). The Action alleges, among other things, that KFC International Holdings, Inc. and Pizza Hut International failed to satisfy certain conditions imposed by the Secretariat for Industrial Approval in 1993 and 1994 when those companies were granted permission for foreign investment and operation in India. The conditions at issue include an alleged minimum investment commitment and store build requirements as well as limitations on the remittance of fees outside of India.

The Action originated with a complaint and show cause notice filed in 2009 against YRIPL by the Deputy Director of the Directorate of Enforcement ("DOE") of the Indian Ministry of Finance following an income tax audit for the years 2002 and 2003. The matter was argued at various hearings in 2015, but no order was issued. Following a change in the incumbent official holding the position of Special Director of DOE (the "Special Director"), the matter resumed in 2018 and several additional hearings were conducted.

On January 29, 2020, the Special Director issued an order imposing a penalty on YRIPL and certain former directors of approximately Indian Rupee 11 billion, or approximately $135 million. Of this amount, $130 million relates to the alleged failure to invest a total of $80 million in India within an initial seven-year period. We have been advised by external counsel that the order is flawed and have filed a writ petition with the Delhi High Court, which granted an interim stay of the penalty order on March 5, 2020. In November 2022, YRIPL was notified that an administrative tribunal bench had been constituted to hear an appeal by DOE of certain findings of the January 2020 order, including claims that certain charges had been wrongly dropped and that an insufficient amount of penalty had been imposed. A hearing has been scheduled with the administrative tribunal on March 14, 2023. The stay order remains in effect, and the next hearing in the Delhi High Court is scheduled for May 16, 2023. We deny liability and intend to continue vigorously defending this matter. We do not consider the risk of any significant loss arising from this order to be probable.

Yum China License Fee Dispute

In December 2022, the Company resolved the previously disclosed dispute regarding license fees due on certain amounts of gross revenue under the terms of the Master License Agreement between the Company and Yum China.

Other Matters

We are currently engaged in various other legal proceedings and have certain unresolved claims pending, the ultimate liability for which, if any, cannot be determined at this time. However, based upon consultation with legal counsel, we are of the opinion that such proceedings and claims are not expected to have a material adverse effect, individually or in the aggregate, on our Consolidated Financial Statements.

Form 10-K

Item 9. Changes In and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

The Company has evaluated the effectiveness of the design and operation of its disclosure controls and procedures pursuant to Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 as of the end of the period covered by this report. Based on the evaluation, performed under the supervision and with the participation of the Company's management, including the Chief Executive Officer (the "CEO") and the Chief Financial Officer (the "CFO"), the Company's management, including the CEO and CFO, concluded that the Company's disclosure controls and procedures were effective as of the end of the period covered by this report.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) under the Securities Exchange Act of 1934. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control – Integrated Framework (2013)*, our management concluded that our internal control over financial reporting was effective as of December 31, 2022.

KPMG LLP, an independent registered public accounting firm, has audited the Consolidated Financial Statements included in this Annual Report on Form 10-K and the effectiveness of our internal control over financial reporting and has issued their report, included herein.

Changes in Internal Control

There were no changes with respect to the Company's internal control over financial reporting or in other factors that materially affected, or are reasonably likely to materially affect, internal control over financial reporting during the quarter ended December 31, 2022.

However, on January 18, 2023, we announced a ransomware attack that impacted certain IT systems. See Part II, Item 7 included in this Annual Report on Form 10-K for additional information. As a result of the ransomware attack, we performed tests of manual compensating controls and validated existing controls continued to operate effectively.

Item 9B. Other Information.

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

Information regarding Section 16(a) compliance, the Audit Committee and the Audit Committee financial expert, the Company's code of ethics and background of the directors appearing under the captions "Stock Ownership Information," "Governance of the Company," "Executive Compensation" and "Item 1: Election of Directors" is incorporated by reference from the Company's definitive proxy statement which will be filed with the Securities and Exchange Commission no later than 120 days after December 31, 2022.

Information regarding executive officers of the Company is included in Part I.

Item 11. Executive Compensation.

Information regarding executive and director compensation and the Management Planning and Development Committee appearing under the captions "Governance of the Company" and "Executive Compensation" is incorporated by reference from the Company's definitive proxy statement which will be filed with the Securities and Exchange Commission no later than 120 days after December 31, 2022.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Information regarding equity compensation plans and security ownership of certain beneficial owners and management appearing under the captions "Executive Compensation" and "Stock Ownership Information" is incorporated by reference from the Company's definitive proxy statement which will be filed with the Securities and Exchange Commission no later than 120 days after December 31, 2022.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

Information regarding certain relationships and related transactions and information regarding director independence appearing under the caption "Governance of the Company" is incorporated by reference from the Company's definitive proxy statement which will be filed with the Securities and Exchange Commission no later than 120 days after December 31, 2022.

Item 14. Principal Accountant Fees and Services.

Our independent registered public accounting firm is KPMG, LLP, Louisville, Kentucky, Auditor Firm ID: 185.

Information regarding principal accountant fees and services and audit committee pre-approval policies and procedures appearing under the caption "Item 2: Ratification of Independent Auditors" is incorporated by reference from the Company's definitive proxy statement which will be filed with the Securities and Exchange Commission no later than 120 days after December 31, 2022.

Form 10-K

PART IV

Item 15. Exhibits and Financial Statement Schedules.

(a)   (1)   Financial Statements: Consolidated Financial Statements filed as part of this report are listed under Part II, Item 8 of this Form 10-K.

(2)   Financial Statement Schedules: No schedules are required because either the required information is not present or not present in amounts sufficient to require submission of the schedule, or because the information required is included in the Consolidated Financial Statements thereto filed as a part of this Form 10-K.

(3)   Exhibits: The exhibits listed in the accompanying Exhibit Index are filed as part of this Form 10-K. The Index to Exhibits specifically identifies each management contract or compensatory plan required to be filed as an exhibit to this Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Form 10-K annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 24, 2023

YUM! BRANDS, INC.

By: /s/ David W. Gibbs

Form 10-K

Pursuant to the requirements of the Securities Exchange Act of 1934, this annual report has been signed on February 24, 2023, by the following persons on behalf of the registrant and in the capacities indicated.

Signature	Title
/s/ David W. Gibbs David W. Gibbs	Chief Executive Officer (principal executive officer)
/s/ Chris Turner Chris Turner	Chief Financial Officer (principal financial officer)
/s/ David E. Russell David E. Russell	Senior Vice President, Finance and Corporate Controller (principal accounting officer)
/s/ Paget L. Alves Paget L. Alves	Director
/s/ Keith Barr Keith Barr	Director
/s/ Christopher M. Connor Christopher M. Connor	Director
/s/ Brian C. Cornell Brian C. Cornell	Director
/s/ Tanya L. Domier Tanya L. Domier	Director
/s/ Mirian M. Graddick-Weir Mirian M. Graddick-Weir	Director
/s/ Thomas C. Nelson Thomas C. Nelson	Director
/s/ P. Justin Skala P. Justin Skala	Director
/s/ Annie Young-Scrivner Annie Young-Scrivner	Director

Form 10-K

Yum! Brands, Inc.
Exhibit Index
(Item 15)

Exhibit Number	Description of Exhibits
2.1	Separation and Distribution Agreement, dated as of October 31, 2016, by and among YUM, Yum Restaurants Consulting (Shanghai) Company Limited and Yum China Holdings, Inc., which is incorporated herein by reference from Exhibit 2.1 to YUM's Report on Form 8-K filed on November 3, 2016.
3.1	Restated Articles of Incorporation of YUM, effective May 26, 2011, which is incorporated herein by reference from Exhibit 3.1 to YUM's Report on Form 8-K filed on May 31, 2011.
3.2	Amended and restated Bylaws of YUM, effective November 12, 2021, which are incorporated herein by reference from Exhibit 3.2 to YUM's Report on Form 8-K filed on November 17, 2021.
4.1	Indenture, dated as of May 1, 1998, between YUM and The Bank of New York Mellon Trust Company, N.A., successor in interest to The First National Bank of Chicago, which is incorporated herein by reference from Exhibit 4.1 to YUM's Report on Form 8-K filed on May 13, 1998.
(i)	6.875% Senior Notes due November 15, 2037, issued under the forgoing May 1, 1998, indenture, which notes are incorporated by reference from Exhibit 4.3 (included in Exhibit 4.1) to YUM's Report on Form 8-K filed on October 22, 2007.
(ii)	3.875% Senior Notes due November 1, 2023, issued under the forgoing May 1, 1998, indenture, which notes are incorporated by reference from Exhibit 4.2 (included in Exhibit 4.1) to YUM's Report on Form 8-K filed October 31, 2013.
(iii)	5.350% Senior Notes due November 1, 2043, issued under the forgoing May 1, 1998, indenture, which notes are incorporated by reference from Exhibit 4.3 (included in Exhibit 4.1) to YUM's Report on Form 8-K filed October 31, 2013.
4.2	Indenture, dated as of September 25, 2020 by and between YUM and U.S. Bank National Association, as Trustee, which is incorporated herein by reference from Exhibit 4.1 to YUM's Report on Form 8-K filed on September 25, 2020.
4.2.1	First Supplemental Indenture, dated as of September 25, 2020 by and between YUM and U.S. Bank National Association, as Trustee, relating to the 3.625% Notes due 2031, which is incorporated herein by reference from Exhibit 4.2 to YUM's Report on Form 8-K filed on September 25, 2020.
4.2.2	Second Supplemental Indenture, dated as of April 1, 2021, by and between the Company and U.S. Bank National Association, as Trustee, relating to the 4.625% Notes due 2032, which is incorporated herein by reference from Exhibit 4.1. to YUM's Report on Form 8-K filed April 1, 2021.
4.2.3	Third Supplemental Indenture, dated as of April 1, 2022, by and between the Company and U.S. Bank Trust Company, National Association, as Trustee, relating to the 5.375% Notes due 2032, which is incorporated herein by reference from Exhibit 4.1. to YUM's Report on Form 8-K filed April 1, 2022.
4.3	Description of Securities registered under Section 12 of the Securities Exchange Act of 1934 (Common Stock), which is incorporated herein by reference from Exhibit 4.2 to YUM's Annual Report on Form 10-K for the fiscal year ended December 31, 2019.
10.1	Credit Agreement, dated as of June 16, 2016, by and among Pizza Hut Holdings, LLC, KFC Holding Co., and Taco Bell of America, LLC, as the borrowers, the lenders party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent and Collateral Agent, JPMorgan Chase Bank, N.A., Goldman Sachs Bank USA, Wells Fargo Securities, LLC, Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley Senior Funding, Inc., Fifth Third Bank and The Bank of Tokyo-Mitsubishi UFJ, Ltd., as Joint Lead Arrangers and Joint Bookrunners, Barclays Bank PLC, The Bank of Nova Scotia, Cooperatieve Rabobank U.A., New York Branch, and Industrial and Commercial Bank of China Limited, New York Branch, as Co-Documentation Agents and Co-Managers, which is incorporated herein by reference from Exhibit 4.1 to YUM's Quarterly Report on Form 10-Q for the quarter ended June 11, 2016.
10.1.1	Refinancing Amendment, dated as of March 21, 2017, to Credit Agreement dated as of June 16, 2016, among Pizza Hut Holdings, LLC, KFC Holding Co. and Taco Bell of America, LLC, as borrowers, the Lenders from time to time party thereto and JPMorgan Chase Bank, N.A., as Collateral Agent, Swing Line Lender, an L/C Issuer and Administrative Agent for the Lenders, which is incorporated herein by reference from Exhibit 10.1 to YUM's Report on Form 8-K filed on March 23, 2017.

Form 10-K

Exhibit Number	Description of Exhibits
10.1.2	Refinancing Amendment No. 2, dated as of June 7, 2017, to Credit Agreement dated as of June 16, 2016, as amended, among Pizza Hut Holdings, LLC, KFC Holding Co. and Taco Bell of America, LLC, as borrowers, the Lenders from time to time party thereto and JPMorgan Chase Bank, N.A., as Collateral Agent, Swing Line Lender, an L/C Issuer and Administrative Agent for the Lenders, which is incorporated herein by reference from Exhibit 10.1 to YUM's Report on Form 8-K filed on June 8, 2017.
10.1.3	Refinancing Amendment No. 3, dated as of April 3, 2018, to Credit Agreement dated as of June 16, 2016, among Pizza Hut Holdings, LLC, KFC Holding Co. and Taco Bell of America, LLC, as borrowers, the Lenders from time to time party thereto and JPMorgan Chase Bank, N.A., as Collateral Agent, Swing Line Lender, an L/C Issuer and Administrative Agent for the Lenders, which is incorporated herein by reference from Exhibit 10.1 to YUM's Report on Form 8-K filed on April 9, 2018.
10.1.4	Refinancing Amendment No. 4, dated as of March 15, 2021, to Credit Agreement dated as of June 16, 2016 among Pizza Hut Holdings, LLC, KFC Holding Co. and Taco Bell of America, LLC, as borrowers, the Lenders from time to time party thereto and JPMorgan Chase Bank, N.A., as Collateral Agent, Swing Line Lender, an L/C Issuer and Administrative Agent for the Lenders., which is incorporated herein by reference from Exhibit 10.1 to YUM's Report on Form 8-K filed on March 18, 2021.
10.2†	YUM Director Deferred Compensation Plan, as effective October 7, 1997, which is incorporated herein by reference from Exhibit 10.7 to YUM's Annual Report on Form 10-K for the fiscal year ended December 27, 1997.
10.2.1†	YUM Director Deferred Compensation Plan, Plan Document for the 409A Program, as effective January 1, 2005, and as Amended through November 14, 2008, which is incorporated by reference from Exhibit 10.7.1 to YUM's Quarterly Report on Form 10-Q for the quarter ended June 13, 2009.
10.3†	YUM Executive Incentive Compensation Plan, as effective May 20, 2004, and as Amended through the Second Amendment, as effective May 21, 2009, which is incorporated herein by reference from Exhibit A of YUM's Definitive Proxy Statement on Form DEF 14A for the Annual Meeting of Shareholders held on May 21, 2009.
10.4†	YUM Executive Income Deferral Program, as effective October 7, 1997, and as amended through May 16, 2002, which is incorporated herein by reference from Exhibit 10.10 to YUM's Annual Report on Form 10-K for the fiscal year ended December 31, 2005.
10.4.1†	YUM! Brands Executive Income Deferral Program, Plan Document for the 409A Program, as effective January 1, 2005, and as Amended and Restated as of January 1, 2022, as attached herein.
10.5†	YUM! Brands Pension Equalization Plan, Plan Document for the Pre-409A Program, as effective January 1, 2005, and as Amended through December 31, 2010, which is incorporated by reference from Exhibit 10.7 to YUM's Quarterly Report on Form 10-Q for the quarter ended March 19, 2011.
10.5.1†	The Yum! Brands, Inc. Pension Equalization Plan, Restated Plan Document for the 409A Program effective January 1, 2005, and as Amended and Restated as of January 1, 2022, as attached herein.
10.6†	Form of Directors' Indemnification Agreement, which is incorporated herein by reference from Exhibit 10.17 to YUM's Annual Report on Form 10-K for the fiscal year ended December 27, 1997.
10.7†	Form of Yum! Brands, Inc. Change in Control Severance Agreement, which is incorporated herein by reference from Exhibit 10.1 to YUM's Report on Form 8-K filed on March 21, 2013.
10.8†	YUM! Long Term Incentive Plan, as Amended and Restated effective as of May 20, 2016, as incorporated by reference from Form DEF 14A filed on April 8, 2016.
10.9†	YUM SharePower Plan, as effective October 7, 1997, and as amended through June 23, 2003, which is incorporated herein by reference from Exhibit 10.23 to YUM's Annual Report on Form 10-K for the fiscal year ended December 31, 2005.
10.10†	Form of YUM Director Stock Option Award Agreement, which is incorporated herein by reference from Exhibit 10.25 to YUM's Quarterly Report on Form 10-Q for the quarter ended September 4, 2004.
10.11†	Form of YUM 1999 Long Term Incentive Plan Award Agreement (2013) (Stock Options), which is incorporated herein by reference from Exhibit 10.15.1 to YUM's Quarterly Report on Form 10-Q for the quarter ended March 23, 2013.
10.11.1†	Form of YUM 1999 Long Term Incentive Plan Award Agreement (2015) (Stock Options), which is incorporated herein by reference from Exhibit 10.15.2 to YUM's Annual Report on Form 10-K for the fiscal year ended December 27, 2014.
10.11.2†	Form of YUM Long Term Incentive Plan Global YUM! Non-Qualified Stock Option Agreement (2019), which is incorporated herein by reference from Exhibit 10.11.3 to YUM's Quarterly Report on Form 10-Q filed on May 8, 2019.

Exhibit Number	Description of Exhibits
10.12†	Yum! Brands, Inc. International Retirement Plan, as in effect January 1, 2005, which is incorporated herein by reference from Exhibit 10.27 to YUM's Annual Report on Form 10-K for the fiscal year ended December 25, 2004.
10.13†	Form of YUM 1999 Long Term Incentive Plan Award Agreement (2013) (Stock Appreciation Rights), which is incorporated by reference from Exhibit 10.18.1 to YUM's Quarterly Report on Form 10-Q for the quarter ended March 23, 2013.
10.13.1†	Form of YUM 1999 Long Term Incentive Plan Award Agreement (2015) (Stock Appreciation Rights), which is incorporated herein by reference from Exhibit 10.18.2 to YUM's Annual Report on Form 10-K for the fiscal year ended December 27, 2014.
10.13.2†	Yum! Brands, Inc. Long Term Incentive Plan Form of Global YUM! Stock Appreciation Rights Agreement (2019), which is incorporated herein by reference from Exhibit 10.13.3 to YUM's Quarterly Report on Form 10-Q filed on May 8, 2019.
10.13.3†	Yum! Brands, Inc. Long Term Incentive Plan Form of Global Restricted Stock Unit Agreement (2019), which is incorporated herein by reference from Exhibit 10.20 to YUM's Quarterly Report on Form 10-Q filed on May 8, 2019.
10.13.4†	Yum! Brands, Inc. Long Term Incentive Plan Form of Global Restricted Stock Unit Agreement (2022), as effective February 11, 2022, which is incorporated herein by reference from Exhibit 10.13.5 to YUM's Quarterly Report on Form 10-Q filed on May 10, 2022.
10.13.5†	Yum! Brands, Inc. Long Term Incentive Plan Form of Global Restricted Stock Unit Agreement (2023), as effective February 10, 2023, as attached herein.
10.14†	YUM! Brands Leadership Retirement Plan, as in effect January 1, 2005, which is incorporated herein by reference from Exhibit 10.32 to YUM's Quarterly Report on Form 10-Q for the quarter ended March 24, 2007.
10.14.1†	YUM! Brands Leadership Retirement Plan, Plan Document for the 409A Program, as effective January 1, 2005, and as Amended and Restated as of January 1, 2021, which is incorporated herein by reference from Exhibit 10.14.1 to YUM's Annual Report on Form 10-K filed on February 23, 2022.
10.15†	YUM! Performance Share Plan, as amended and restated January 1, 2013, which is incorporated by reference from Exhibit 10.1 to YUM's Quarterly Report on Form 10-Q for the quarter ended June 13, 2015.
10.16†	YUM! Brands Third Country National Retirement Plan, as effective January 1, 2009, which is incorporated by reference from Exhibit 10.25 to YUM's Annual Report on Form 10-K for the fiscal year ended December 26, 2009.
10.16.1†	YUM! Brands Third Country National Retirement Plan Amendment, as effective January 1, 2021, which is incorporated herein by reference from Exhibit 10.16.1 to YUM's Annual Report on Form 10-K filed on February 23, 2022.
10.17†	2010 YUM! Brands Supplemental Long Term Disability Coverage Summary, as effective January 1, 2010, which is incorporated by reference from Exhibit 10.26 to YUM's Annual Report on Form 10-K for the fiscal year ended December 26, 2009.
10.18†	Yum! Brands, Inc. Compensation Recovery Policy, Amended and Restated January 1, 2015, which is incorporated herein by reference from Exhibit 10.28 to YUM's Annual Report on Form 10-K for the fiscal year ended December 27, 2014.
10.19	Indenture, dated as of June 15, 2017, by and among KFC Holding Co., Pizza Hut Holdings, LLC and Taco Bell of America, LLC, as issuers, the Guarantors named therein and The Bank of New York Mellon Trust Company, N.A., as trustee, which is incorporated herein by reference from Exhibit 4.1 to YUM's Report on Form 8-K filed on June 16, 2017.
10.20	Base Indenture, dated as of May 11, 2016, between Taco Bell Funding, LLC, as issuer and Citibank, N.A., as trustee and securities intermediary, which is incorporated herein by reference from Exhibit 4.1 to YUM's Report on Form 8-K filed on May 16, 2016.
10.20.1	Series 2016-1 Supplement to Base Indenture dated as of May 11, 2016, by and between Taco Bell Funding, LLC, as issuer and Citibank, N.A. as Trustee and Series 2016-1 securities intermediary, which is incorporated herein by reference from Exhibit 4.2 to YUM's Report on Form 8-K filed on May 16, 2016.
10.20.2	Series 2018-1 Supplement to Base Indenture, dated as of November 28, 2018, by and between the Issuer and Citibank, N.A. as Trustee and Series 2018-1 securities intermediary, which is incorporated herein by reference from Exhibit 10.1 to YUM's Report on Form 8-K filed on December 3, 2018.
10.20.3	Series 2021-1 Supplement to Amended and Restated Base Indenture, dated as of August 19, 2021, by and between Taco Bell Funding, LLC, as issuer, and Citibank, N.A. as trustee and Series 2021-1 securities intermediary, which is incorporated herein by reference from Exhibit 10.2 to YUM's Report on Form 8-K filed on August 25, 2021.

Form 10-K

Exhibit Number	Description of Exhibits
10.20.4	Amendment No. 1 to Base Indenture, dated as of August 23, 2016, by and between the Issuer and Citibank, N.A. as Trustee and Series 2016-1 securities intermediary, which is incorporated herein by reference from Exhibit 10.22.3 to YUM's Annual Report on Form 10-K for fiscal year ended December 31, 2018.
10.20.5	Amendment No. 2 to Base Indenture, dated as of November 28, 2018, by and between the Issuer and Citibank, N.A. as Trustee and the Series 2018-1 securities intermediary, which is incorporated herein by reference from Exhibit 10.2 to YUM's Report on Form 8-K filed on December 3, 2018.
10.20.6	Amended and Restated Base Indenture, dated as of August 19, 2021, by and between Taco Bell Funding, LLC, as issuer, and Citibank, N.A. as trustee and the Series 2021-1 securities intermediary, which is incorporated herein by reference from Exhibit 10.1 to YUM's Report on Form 8-K filed on August 25, 2021.
10.21	Guarantee and Collateral Agreement, dated as of May 11, 2016, by Taco Bell Franchise Holder 1, LLC, Taco Bell Franchisor, LLC, Taco Bell IP Holder, LLC and Taco Bell Franchisor Holdings, LLC in favor of Citibank, N.A., which is incorporated herein by reference from Exhibit 10.2 to YUM's Report on Form 8-K filed on May 16, 2016.
10.22	Amended and Restated Management Agreement, dated as of August 19, 2021, by and between Taco Bell Funding, LLC, as issuer, Taco Bell Franchise Holder 1, LLC, Taco Bell Franchisor, LLC, Taco Bell IP Holder, LLC, Taco Bell Franchisor Holdings, LLC and Taco Bell Corp., as manager, and Citibank, N.A. as trustee, which is incorporated herein by reference from Exhibit 10.3 to YUM's Report on Form 8-K filed on August 25, 2021.
10.23	Indenture, dated as of September 11, 2019, by and between Yum and The Bank of New York Mellon Trust Company, N.A., as trustee, which is incorporated herein by reference from Exhibit 4.1 to YUM's Report on Form 8-K filed on September 16, 2019.
10.24	Master License Agreement, dated as of October 31, 2016, by and between Yum! Restaurants Asia Pte. Ltd. and Yum Restaurants Consulting (Shanghai) Company Limited, which is incorporated herein by reference from Exhibit 10.1 to YUM's Report on Form 8-K filed on November 3, 2016.
10.24.1	Confirmatory License Agreement, dated as of January 1, 2020, by and between YRI China Franchising, LLC and Yum Restaurants Consulting (Shanghai) Company Limited, which is incorporated herein by reference from Exhibit 10.26.1 to YUM's Annual Report on Form 10-K for the fiscal year ended December 31, 2020.
10.24.2	Amendment No. 1 to Master License Agreement, dated as of April 15, 2022, by and between Yum! Restaurants Asia Pte. Ltd. And Yum Restaurants Consulting (Shanghai) Company Limited, which is incorporated herein by reference from Exhibit 10.26.1 to YUM's Quarterly Report on Form 10-Q filed on May 10, 2022.
10.25	Tax Matters Agreement, dated as of October 31, 2016, by and among YUM, Yum China Holdings, Inc. and Yum Restaurants Consulting (Shanghai) Company Limited, which is incorporated herein by reference from Exhibit 10.2 to YUM's Report on Form 8-K filed on November 3, 2016.
10.26	Yum! Brands, Inc. Long Term Incentive Plan Form of Global Performance Share Unit Agreement (2021), which is incorporated herein by reference from Exhibit 10.20 to YUM's Quarterly Report on Form 10-Q filed on May 5, 2021.
21.1	Active Subsidiaries of YUM.
23.1	Consent of KPMG LLP.
31.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

Form 10-K

Exhibit Number	Description of Exhibits
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

† Indicates a management contract or compensatory plan.

Form 10-K







Cautionary Language Regarding Forward-Looking Statements

Forward-Looking Statements. This report may contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. We intend all forward-looking statements to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the fact that they do not relate strictly to historical or current facts and by the use of forward-looking words such as "expect," "expectation," "believe," "anticipate," "may," "could," "intend," "belief," "plan," "estimate," "target," "predict," "likely," "seek," "project," "model," "ongoing," "will," "should," "forecast," "outlook" or similar terminology. These statements are based on and reflect our current expectations, estimates, assumptions and/or projections, our perception of historical trends and current conditions, as well as other factors that we believe are appropriate and reasonable under the circumstances. Forward-looking statements are neither predictions nor guarantees of future events, circumstances or performance and are inherently subject to known and unknown risks, uncertainties and assumptions that could cause our actual results to differ materially from those indicated by those statements. There can be no assurance that our expectations, estimates, assumptions and/or projections, including with respect to the future earnings and performance or capital structure of Yum! Brands, will prove to be correct or that any of our expectations, estimates or projections will be achieved.

Numerous factors could cause our actual results and events to differ materially from those expressed or implied by forward- looking statements, including, without limitation: the severity and duration of the COVID-19 pandemic; food safety and food borne-illness issues; health concerns arising from outbreaks of a significant health epidemic or other catastrophic event; the success of our franchisees and licensees; our significant exposure to the Chinese market; changes in economic and political conditions in, and other risks associated with, countries and territories outside of the U.S. where we operate; the macroeconomic and regional instability caused by the Russia conflict in Ukraine; changes in currency exchange rates; our ability to protect the integrity or availability of IT systems or the and security of confidential including personal information and other cybersecurity risks; the impact of the ransomware attack announced by us in January 2023 for which an investigation is ongoing, including any legal, reputational and financial risks resulting from the ransomware attack, as well as the identification and remediation of any possible deficiencies or material weakness(es) in our internal controls; our ability to successfully implement technology initiatives; our increasing dependence on multiple digital commerce platforms; the impact of social media; our ability to secure and maintain distribution and adequate supply to our restaurants; the loss of key personnel, or labor shortages or difficulty finding and retaining qualified employees; the success of our development strategy, including in emerging markets; changes in commodity, labor and other operating costs; the impact of climate change and other environmental and sustainability matters; harm or dilution to our brands caused by franchisee and third-party activity; pending or future litigation and legal claims or proceedings; changes in or noncompliance with government regulations, including labor standards and anti-bribery or anti-corruption laws; tax matters, including changes in tax laws or disagreements with taxing authorities; consumer preferences and perceptions of our brands; failure to protect our service marks or other intellectual property; changes in consumer discretionary spending and general economic conditions; including inflationary pressures, competition within the retail food industry; not realizing the anticipated benefits from past or potential future acquisitions, investments or other strategic transactions; and risks relating to our significant amount of indebtedness. In addition, other risks and uncertainties not presently known to us or that we currently believe to be immaterial could affect the accuracy of any such forward-looking statements. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty. The forward-looking statements included in this report are only made as of the date of this report and we disclaim any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances. You should consult our filings with the Securities and Exchange Commission (including the information set forth under the captions "Risk Factors" and "Forward-Looking Statements" in our most recently filed Annual Report on Form 10-K and Quarterly Report on Form 10-Q) for additional detail about factors that could affect our financial and other results.

Trademarks and Brands. We use "Yum! Brands" and the Yum! logo as our trademarks, among others. Product names and services appearing in this report are trademarks of Yum! Brands, Inc. or its subsidiaries and are copyrighted ©Yum! Brands, Inc. All Rights Reserved. This report also may refer to brand names, trademarks, service marks and trade names of other companies and organizations, and these brand names, trademarks, service marks and trade names are the property of their respective owners.

Market and Industry Data. Unless we indicate otherwise, we base the information concerning our industry and other statistical information contained in this report on our general knowledge of and expectations concerning the industry. Our market position and market share is based on our estimates using data from various industry sources and assumptions that we believe to be reasonable based on our knowledge of the industry. We have not independently verified the data obtained from these sources and cannot assure you of the data's accuracy or completeness.

Non-GAAP Measures. This report includes certain non-GAAP financial measures. Reconciliation of these non-GAAP financial measures to the most directly comparable GAAP measures are included on our website at **http://www.investors.yum.com** Investors are urged to consider carefully the comparable GAAP measures and reconciliations.

Shareholder Information

Inquiries Regarding Your YUM Holdings

REGISTERED SHAREHOLDERS (those who hold YUM shares in their own names) should address communications concerning statements, address changes, lost certificates and other administrative matters to:

Computershare, Inc.
c/o Shareholder Services
150 Royall Street, Suite 101
Canton, MA 02021
Phone: (888) 439-4986
International: 1+ (781) 575-3100
www.computershare.com

In all correspondence or phone inquiries, please provide your name and your YUM account number if you know it.

REGISTERED SHAREHOLDERS can access their accounts and complete the following functions online at the website of Computershare, Inc. ("Computershare"): **www.computershare.com**

• Access account balance and other general account information

• Change an account's mailing address

• View a detailed list of holdings represented by certificates and the identifying certificate numbers

• Request a certificate for shares held at Computershare

• Replace a lost or stolen certificate

• Retrieve a duplicate Form 1099-B, Form 1099-DIV

• Purchase shares of YUM through the Company's Direct Stock Purchase Plan

• Sell shares held at Computershare

Access accounts online at the following URL:
https://www-us.computershare.com/Investor/
Your account number and social security number are required. If you do not know your account number, please call Computershare at (888) 439-4986.

BENEFICIAL SHAREHOLDERS (those who hold YUM shares in the name of a bank or broker) should direct communications about all administrative matters related to their accounts to their stockbroker.

LONG TERM INCENTIVE PLAN (LTIP) PARTICIPANTS (employees with rights to LTIP and YUMBUCKS stock appreciation rights grants) should address all questions regarding their accounts, outstanding stock appreciation rights grants or shares received through stock appreciation right exercises to:

Merrill Lynch
Equity Award Services
1400 American Blvd.
Mail Stop # NJ2-140-03-40
Pennington, NJ 08534
Phone: (888) 986-4321 (U.S., Puerto Rico and Canada)
        (609) 818-8156 (all other locations)

In all correspondence, please provide the last 4 digits of your account number, your address, your telephone number and indicate that your inquiry relates to YUM holdings. For telephone inquiries, please have a copy of your most recent statement available.

EMPLOYEE BENEFIT PLAN PARTICIPANTS
Capital Stock Purchase Program (888) 439-4986

YUM Savings Center (888) 875-4015
YUM Savings Center (904) 791-2005 (outside U.S.)
        P.O. Box 5166
        Boston, MA 02206-5166

Please have a copy of your most recent statement available when calling. Press 0#0# for a customer service representative and give the representative the name of the plan.

Shareholder Services

DIRECT STOCK PURCHASE PLAN

A prospectus and a brochure explaining this convenient plan are available from our transfer agent:

Computershare, Inc.
c/o Shareholder Services
150 Royall Street, Suite 101
Canton, MA 02021
Phone: (888) 439-4986
International: 1+ (781) 575-3100

FINANCIAL AND OTHER INFORMATION

Securities analysts, portfolio managers, representatives of financial institutions and other individuals with questions regarding YUM's performance are invited to contact:

Ms. Jodi Dyer
Vice President, Investor Relations,
Chief Financial Officer
Yum! Brands, Inc.
1900 Colonel Sanders Lane
Louisville, KY 40213
Phone: (888) 298-6986

INDEPENDENT AUDITORS

KPMG, LLC
400 West Market Street, Suite 2600
Louisville, Kentucky 40202
Phone: (502) 587-0535

STOCK TRADING SYMBOL – YUM

The New York Stock Exchange is the principal market for YUM Common Stock, which trades under the symbol YUM.

YUM
LISTED
NYSE

Franchise Inquiries

ONLINE FRANCHISE INFORMATION

Information about potential franchise opportunities is available at Franchising and Real Estate (yum.com)

YUM's Annual Report contains many of the valuable trademarks owned and used by YUM and its subsidiaries and affiliates in the United States and worldwide.

BOARD OF DIRECTORS

Paget L. Alves 68
Former Chief Sales Officer,
Sprint Corporation

Keith Barr 52
Chief Executive Officer,
InterContinental Hotels Group PLC

Christopher M. Connor 67
Former Chairman and Chief Executive Officer,
Sherwin-Williams Company

Brian C. Cornell 64
Chairman and Chief Executive Officer,
Target Corporation

Tanya L. Domier 57
Former Chief Executive Chair and Chief Executive Officer
Advantage Solutions, Inc.

David W. Gibbs 60
Chief Executive Officer,
Yum! Brands, Inc.

Mirian M. Graddick-Weir 68
Retired Executive Vice President Human Resources,
Merck & Co., Inc.

Thomas C. Nelson 60
Chairman, Chief Executive Officer and President,
National Gypsum Company

P. Justin Skala 63
Executive Chairman,
Standard Building Solutions

Annie Young-Scrivner 54
Chief Executive Officer,
Wella Company

SENIOR OFFICERS

David W. Gibbs 60
Chief Executive Officer,
Yum! Brands, Inc.

Scott A. Catlett 47
Chief Legal and Franchise Officer and
Corporate Secretary, Yum! Brands, Inc.

Tracy L. Skeans 50
Chief Operating Officer and Chief People Officer,
Yum! Brands, Inc.

Christopher Turner 48
Chief Financial Officer,
Yum! Brands, Inc.

David E. Russell 53
Senior Vice President, Finance and Corporate Controller,
Yum! Brands, Inc.

Jodi Dyer 35
Vice President, Investor Relations,
Yum! Brands, Inc.

Mark King 63
Chief Executive Officer,
Taco Bell Division

Aaron Powell 51
Chief Executive Officer
PH Division

Sabir Sami 56
Chief Executive Officer,
KFC Division

Russ Bendel 68
Chief Executive Officer,
Habit Restaurants Division







YUM
LISTED
NYSE

Yum! Brands, Inc., trades under the symbol YUM and is proud to meet the listing requirements of the NYSE, the world's leading equities market.